UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the six months ended June 30, 2011

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Plaza de San Nicolás, 4

48005 Bilbao

Spain

(Address of principal executive offices)

Eduardo Ávila Zaragoza

Paseo de la Castellana, 81

28046 Madrid

Spain

Telephone number +34 91 537 7000

Fax number +34 91 537 6766

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

This Form 6-K is incorporated by reference into BBVA’s Registration Statement on Form F-3 (File No. 333-167820) filed with the Securities and Exchange Commission.

CERTAIN TERMS AND CONVENTIONS

The terms below are used as follows throughout this report:

•	“BBVA”, “Bank”, the “Company” or “Group” means Banco Bilbao Vizcaya Argentaria, S.A. and its consolidated subsidiaries unless otherwise indicated or the context otherwise requires.

•	“BBVA Bancomer” means Grupo Financiero BBVA Bancomer S.A. de C.V. and its consolidated subsidiaries, unless otherwise indicated or the context otherwise requires.

•	“BBVA Compass” means BBVA Compass Bancshares, Inc. and its consolidated subsidiaries, unless otherwise indicated or the context otherwise requires.

•

“Interim Consolidated Financial Statements” means our unaudited interim consolidated financial statements as of June 30, 2011 and for the six months ended June 30, 2011 and 2010 prepared in accordance with the International Financial Reporting Standards adopted by the European Union (“EU-IFRS”) required to be applied under the Bank of Spain’s Circular 4/2004, and included elsewhere in this report on Form 6-K.

•	“Latin America” refers to Mexico and the countries in which we operate in South America and Central America.

First person personal pronouns used in this report, such as “we”, “us”, or “our”, mean BBVA.

In this report, “$”, “U.S. dollars”, and “dollars” refer to United States Dollars and “€” and “euro” refer to Euro.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This report contains statements that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may include words such as “believe”, “expect”, “estimate”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “target”, “goal”, “objective” and similar expressions or variations on such expressions. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. The accompanying information in this report on Form 6-K, including, without limitation, the information under:

•	“Business Overview”,

•	“Selected Statistical Information” and

•	“Operating and Financial Review and Prospects”

identifies important factors that could cause such differences.

Other important factors that could cause actual results to differ materially from those in forward-looking statements include, among others:

•	general political, economic and business conditions in Spain, the European Union (“EU”), Latin America, the United States and other regions, countries or territories in which we operate;

•	changes in applicable laws and regulations, including taxes;

•	the monetary, interest rate and other policies of central banks in Spain, the EU, the United States, Mexico and elsewhere;

•	changes or volatility in interest rates, foreign exchange rates (including the euro to U.S. dollar exchange rate), asset prices, equity markets, commodity prices, inflation or deflation;

•	ongoing market adjustments in the real estate sectors in Spain, Mexico and the United States;

•	the effects of competition in the markets in which we operate, which may be influenced by regulation or deregulation;

•	changes in consumer spending and savings habits, including changes in government policies which may influence investment decisions;

•	our ability to hedge certain risks economically;

•	the success of our acquisitions (including the acquisition of a shareholding in Türkiye Garanti Bankasi AŞ.(Garanti), as described below), divestitures, mergers and strategic alliances;

•	our success in managing the risks involved in the foregoing, which depends, among other things, on our ability to anticipate events that cannot be captured by the statistical models we use; and

•	force majeure and other events beyond our control.

Readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business, strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

PRESENTATION OF FINANCIAL INFORMATION

Accounting Principles

BBVA’s consolidated annual and interim financial statements are prepared in accordance with EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004.

The financial information included in this report on Form 6-K is unaudited and has been prepared by applying EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 on a consistent basis with that applied to BBVA’s consolidated annual and interim financial statements.

This report on Form 6-K should be read in conjunction with the consolidated financial statements and related notes (the “Consolidated Financial Statements”) included in BBVA’s 2010 Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC” or “Commission”) on April 1, 2011 (the “2010 Form 20-F”).

The Interim Consolidated Financial Statements have been presented in the same format as that used in the Consolidated Financial Statements included in the 2010 Form 20-F. This format differs from that required by the SEC for the consolidated financial statements of bank holding companies.

The EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 differs in certain respects from generally accepted accounting principles in the United States or U.S. GAAP. See “Exhibit I: U.S. GAAP Reconciliation” for an unaudited quantitative reconciliation of net income attributed to parent company for the period and shareholders’ equity from EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 to U.S. GAAP.

Business Areas

As mentioned in Note 6 to our Interim Consolidated Financial Statements, our business areas and their composition have changed in 2011 compared with 2010. Thus the data relating to the business areas contained in this report on Form 6-K referring to December 31, 2010 and June 30, 2010 has been reformatted to include these changes to ensure like-for-like comparisons (see “Business Overview”).

Statistical and Financial Information

The following principles should be noted in reviewing the statistical and financial information contained herein:

•

Average balances, when used, are based on the beginning and the month-end balances during each period. We do not believe that such monthly averages present trends that are materially different from those that would be presented by daily averages.

•	The book value of BBVA’s ordinary shares held by its consolidated subsidiaries has been deducted from equity.

•	Unless otherwise stated, any reference to loans refers to both loans and leases.

•	Financial information with respect to subsidiaries may not reflect consolidation adjustments.

•	Certain numerical information in this report on Form 6-K may not sum due to rounding. In addition, information regarding period-to-period changes is based on numbers which have not been rounded.

SELECTED FINANCIAL DATA

The historical financial information set forth below has been selected from, and should be read together with, the Interim Consolidated Financial Statements included herein. For information concerning the preparation and presentation of financial information contained herein, see “Presentation of Financial Information”. Also see “Exhibit I: U.S. GAAP Reconciliation” for a presentation of our shareholders’ equity and net income attributed to parent company reconciled to U.S. GAAP.

EU- IFRS (*)	For the Six Months Ended June 30,
Consolidated Statement of Income data	2011	2010	Change
	(In Millions of Euros, Except Per Share/ADS Data (In Euros)
Interest and similar income	11,501	10,457	10.0%
Interest and similar expenses	(5,112)	(3,520)	45.2%
Net interest income	6,389	6,937	(7.9)%
Dividend income	282	257	9.7%
Share of profit or loss of entities accounted for using the equity method	243	151	60.9%
Fee and commission income	2,745	2,678	2.5%
Fee and commission expenses	(464)	(406)	14.3%
Net gains(losses) on financial assets and liabilities	729	1,067	(31.7)%
Net exchange differences	359	56	541.1%
Other operating income	2,028	1,771	14.5%
Other operating expenses	(1,886)	(1,631)	15.6%
Gross income	10,425	10,880	(4.2)%
Administration costs	(4,433)	(4,015)	10.4%
Depreciation and amortization	(404)	(365)	10.7%
Provisions (net)	(234)	(270)	(13.3)%
Impairment losses on financial assets (net)	(1,986)	(2,419)	(17.9)%
Net operating income	3,368	3,811	(11.6)%
Impairment losses on other assets (net)	(184)	(196)	(6.1)%
Gains (losses) on derecognized assets not classified as non-current asset held for sale	24	11	118.2%
Negative goodwill	—	1	—
Gains (losses) in non-current assets held for sale not classified as discontinued operations	(65)	24	n.m.	(**)
Income before tax	3,143	3,651	(13.9)%
Income tax	(558)	(941)	(40.7)%
Income from continuing transactions	2,585	2,710	(4.6)%
Income from discontinued transactions (net)	—	—	—
Net income	2,585	2,710	(4.6)%
Net income attributed to parent company	2,339	2,527	(7.4)%
Net income attributed to non-controlling interests	246	183	34.4%

Per share/ADS(1) Data
Net operating income(2)	0.75	1.03
Numbers of shares outstanding (at period end)	4,551,602,570	3,747,969,121
Net income attributed to parent company (3) (4)	0.50	0.62
Dividends declared	0.100	0.090

(*)	EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004.
(**)	Not meaningful.
(1)	Each American Depositary Share (“ADS”) represents the right to receive one ordinary share.
(2)

Calculated on the basis of the weighted average number of BBVA’s ordinary shares outstanding during the relevant period excluding the weighted average of treasury shares during the period (4,474 million and 3,697 million shares for the six months ended June 30, 2011 and 2010, respectively). See Note 5 to the Interim Consolidated Financial Statements.

(3)

Calculated on the basis of the weighted average number of BBVA’s ordinary shares outstanding during the relevant period including the average number of estimated shares to be converted and, for comparative purposes, introducing a correction factor to account for the capital increases carried out in 2011 and 2010, and excluding the weighted average of treasury shares during the period (4,717 million and 4,114 million shares for the six months ended June 30, 2011 and 2010, respectively). See Note 5 to the Interim Consolidated Financial Statements.

(4)

Net income attributed to parent company corresponding to the six months ended June 30, 2010 has been restated as required under IAS 33 and ASC260 due to the distribution of the scrip dividend (“Dividendo Opción”) mentioned in Note 4 to the Interim Consolidated Financial Statements. At the date of the issuance of this report, our second scrip dividend (Dividendo Opción) referred to in “Subsequent Events” had not been distributed, and therefore no restatement has been made in respect of this second scrip dividend under IAS 33 and ASC260.

EU- IFRS (*)	As of and for the Six Months Ended June 30, 2011	As of and for the Year Ended December 31, 2010	As of and for the Six Months Ended June 30, 2010
	(In Millions of Euros, except Percentages)
Consolidated Balance Sheet data
Total assets	568,705	552,738	568,917
Common stock	2,230	2,201	1,837
Loans and receivables (net)	371,314	364,707	361,766
Customer deposits	278,496	275,789	257,830
Debt certificates and subordinated liabilities	104,259	102,599	105,395
Non-controlling interest	1,562	1,556	1,399
Total equity	37,643	37,475	32,852
Consolidated ratios
Profitability ratios:
Net interest margin(1)	2.29%	2.38%	2.50%
Return on average total assets(2)	0.94%	0.89%	0.99%
Return on average equity (3)	12.9%	15.8%	17.9%
Credit quality data
Loan loss reserve	9,389	9,473	9,711
Loan loss reserve as a percentage of total loans and receivables (net)	2.53%	2.60%	2.68%
Substandard loans as a percentage of total loans and receivables (4)	4.2%	4.2%	4.4%
Substandard loans	15,627	15,472	15,890
Loans and receivables	371,314	364,707	361,766
Non-performing asset ratio (NPA ratio) (5)	4.0%	4.1%	4.2%
Substandard loans and advances to customers	15,515	15,361	15,781
Substandard contingent liabilities to customers	275	324	355

	15,790	15,685	16,137
Loans and advances to customers	355,526	348,253	348,884
Contingent liabilities to customers	35,854	35,816	35,461

	391,380	384,069	384,344

(*)	EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004.
(1)	Represents annualized net interest income as a percentage of average total assets.
(2)	Represents annualized net income as a percentage of average total assets.
(3)	Represents annualized net income attributed to parent company as a percentage of average equity.
(4)	Represents Substandard loans divided by Loans and receivables.
(5)

Represents the sum of Substandard loans and advances to customers and Substandard contingent liabilities to customers divided by the sum of Loans and advances to customers and Contingent liabilities to customers.

	As of and for the Six Months Ended June 30,
U.S. GAAP Information	2011	2010
	(In Millions of Euros, Except Per Share/ADS Data (In Euros) or as otherwise indicated)
Consolidated Statement of Income data
Net income(1)	2,532	2,604
Net income attributed to parent company	2,286	2,421
Net income attributed to the non controlling interest	246	183
Basic earnings per share/ADS(2) (3)	0.50	0.64
Diluted earnings per share/ADS(2) (3)	0.49	0.62
Dividends per share/ADS (in dollars) (2) (3) (4) (5)	0.14	0.20
Consolidated Balance Sheet data
Total assets	577,994	578,438
Total equity	44,321	40,081
Basic shareholders’ equity per share/ADS(2) (3) (5)	9.40	10.29
Diluted shareholders’ equity per share/ADS(2) (3) (5)	8.92	9.74

(1)	Includes “Net income attributed to parent company” and “Net income attributed to non controlling interest”.
(2)	Calculated on the basis of the weighted average number of BBVA’s ordinary shares outstanding during the relevant period excluding the weighted average of treasury shares during the period.
(3)	Each ADS represents the right to receive one ordinary share.
(4)

Dividends per share/ADS are converted into dollars at the average exchange rate for the relevant period, calculated based on the average of the noon buying rates for euro from the Federal Reserve Bank of New York on the last date in respect of which such information is published of each month during the relevant period.

(5)

Net income attributed to parent company corresponding to the six months ended June 30, 2010 has been restated as required under IAS 33 and ASC260 due to the distribution of the scrip dividend (“Dividendo Opción”) mentioned in Note 4 to the Interim Consolidated Financial Statements. At the date of the issuance of this report, our second scrip dividend (Dividendo Opción) referred to in “Subsequent Events” had not been distributed, and therefore no restatement has been made in respect of this second scrip dividend under IAS 33 and ASC260.

Exchange Rates

Spain’s currency is the euro. Unless otherwise indicated, the amounts that have been converted to euro in this report have been done so at the corresponding exchange rate published by the European Central Bank (“ECB”) at the end of each relevant period.

For convenience in the analysis of the information, the following tables describe, for the periods and dates indicated, information concerning the noon buying rate for euro, expressed in dollars per €1.00. The term “noon buying rate” refers to the rate of exchange for euros, expressed in U.S. dollars per euro, in the City of New York for cable transfers payable in foreign currencies as certified by the Federal Reserve Bank of New York for customs purposes.

Year ended December 31	Average (1)
2006	1.2661
2007	1.3797
2008	1.4695
2009	1.3955
2010	1.3216
2011 (through October 7)	1.3997

(1)	Calculated by using the average of the exchange rates on the last day of each month during the period.

Month ended	High	Low
April 30, 2011	1.4821	1.4211
May 31, 2011	1.4875	1.4015
June 30, 2011	1.4675	1.4155
July 31, 2011	1.4508	1.4014
August 31, 2011	1.4510	1.4158
September 30, 2011	1.4283	1.3446
October 31, 2011 (through October 7)	1.3512	1.3281

The noon buying rate for euro from the Federal Reserve Bank of New York, expressed in dollars per €1.00, on October 7, 2011, was $1.3512.

As of June 30, 2011, approximately 37% of our assets and approximately 38% of our liabilities were denominated in currencies other than euro. See Note 2.2.16 to our Interim Consolidated Financial Statements.

For a discussion of our foreign currency exposure, please see Note 7.2 to our Interim Consolidated Financial Statements “Market Risk — Structural Exchange Rate Risk”.

BUSINESS OVERVIEW

BBVA is a highly diversified international financial group, with strengths in the traditional banking businesses of retail banking, asset management, private banking and wholesale banking. We also have investments in some of Spain’s leading companies.

Business Areas

For fiscal year 2011, we changed the management of our business areas mainly due to the integration of Garanti into the BBVA Group and a new management focus on geographical business areas, instead of a mix of geographical and business activities areas. We believe that since the beginning of the financial crisis, the importance of geographical location of businesses in order to make a proper assessment of risks and a better estimate of future growth capacity has become more evident. Moreover, new regulations are also geographically focused and moving towards local management of structural risks to prevent potential contagion between financial systems.

We currently manage our business areas to focus on five geographical areas (Spain, Mexico, South America, the United States and Eurasia). The changes made in 2011 in respect of the criteria followed in 2010 to reflect the current composition of our business areas are summarized below:

•

In 2011, the integration of Garanti into BBVA resulted in the creation of a new geographical business area, Eurasia, which includes our investment in Garanti, our Asian operations, including our stake in CiticBank (CNCB), and our European business outside of Spain.

•

The operations of Spain and Portugal were disaggregated. The new Spain business segment excludes the Portuguese business (which is now included in Eurasia) mainly to separate activities in Spain and outside Spain, and includes the global activities related to wholesale banking and asset management which in 2010 we reported under our former Wholesale Banking and Asset Management (“WB&AM”) business area.

•	The business areas of Mexico, the U.S., and South America did not change.

In addition to these business areas, we continue to have a separate Corporate Activities area. This area handles our general management functions. These mainly consist of structural positions for interest rates associated with the euro balance sheet and exchange rates, together with liquidity management and shareholders’ funds. This area also books the costs from central units that have a strictly corporate function and makes allocations to corporate and miscellaneous provisions, such as early retirement and others of a corporate nature.”

The transfer prices for the funding that the Corporate Activities provides to the euro business, which is mainly related to the Spain business area, have been updated and, consequently, 2010 figures have been restated to reflect a higher liquidity premium and to ensure that the different periods are comparable. The impact is €293 million of higher net interest income at the Corporate Activities for the year ended in December 31, 2010, with €273 million lower net interest income in Spain and €20 million lower net interest income in Eurasia for the same period.

The foregoing description of our business areas is consistent with our current internal organization. Unless otherwise indicated, the financial information provided below for each business area is based on our current organizational structure and does not reflect the elimination of transactions between companies within one business area or between different business areas, since we consider these transactions to be an integral part of each business area’s activities. For the presentation and discussion of our consolidated operating results in this section, however, such intra- and inter-business area transactions are eliminated and the eliminations are generally reflected in the operating results of the Corporate Activities business area.

We present the income statement of each business area for the years ended December 31, 2010 and 2009, as reformatted to reflect our current organization.

Spain	For Year Ended December 31,		Change
	2010	2009	2010/2009
	(In Millions of Euros)		(%)
Net interest income	4,878	5,571	(12.4)

Net fees and commissions	1,672	1,763	(5.2)
Net gains (losses) on financial assets and liabilities and exchange differences	2	2	(8.8)
Other operating income and expenses (net)	504	539	(6.6)

Gross income	7,055	7,875	(10.4)

Administrative costs	(2,717)	(2,747)	(1.1)
Depreciation and amortization	(97)	(97)	0.6
Impairment on financial assets (net)	(1,316)	(1,822)	(27.8)
Provisions (net) and other gains (losses)	237	681	(65.3)

Income before tax	3,160	3,890	(18.8)

Income tax	(902)	(1,085)	(16.8)

Net income	2,258	2,805	(19.5)

Net income attributed to non-controlling interests	(2)	(4)	(38.0)

Net income attributed to parent company	2,255	2,801	(19.5)

Eurasia	For Year Ended December 31,		Change
	2010	2009	2010/2009
	(In Millions of Euros)		(%)
Net interest income	345	387	(10.7)

Net fees and commissions	236	222	5.9
Net gains (losses) on financial assets and liabilities and exchange differences	132	131	0.7
Other operating income and expenses (net)	367	212	72.9

Gross income	1,080	953	13.4

Administrative costs	(278)	(258)	7.9
Depreciation and amortization	(17)	(20)	(13.1)
Impairment on financial assets (net)	(89)	(45)	99.0
Provisions (net) and other gains (losses)	(20)	(19)	5.5

Income before tax	675	611	10.5

Income tax	(88)	(139)	(36.3)

Net income	587	472	24.2

Net income attributed to non-controlling interests	1	—	n.m (1)

Net income attributed to parent company	588	473	24.3

Mexico	For Year Ended December 31,		Change
	2010	2009	2010/2009
	(In Millions of Euros)		(%)
Net interest income	3,688	3,307	11.5

Net fees and commissions	1,233	1,077	14.5
Net gains (losses) on financial assets and liabilities and exchange differences	395	370	6.6
Other operating income and expenses (net)	179	116	54.8

Gross income	5,496	4,870	12.8

Administrative costs	(1,813)	(1,489)	21.8
Depreciation and amortization	(86)	(65)	32.5
Impairment on financial assets (net)	(1,229)	(1,525)	(19.4)
Provisions (net) and other gains (losses)	(87)	(21)	305.7

Income before tax	2,281	1,770	28.8

Income tax	(570)	(411)	38.8

Net income	1,711	1,360	25.8

Net income attributed to non-controlling interests	(4)	(2)	89.5

Net income attributed to parent company	1,707	1,357	25.7

South America	For Year Ended December 31,		Change
	2010	2009	2010/2009
	(In Millions of Euros)		(%)
Net interest income	2,495	2,566	(2.8)

Net fees and commissions	957	908	5.4
Net gains (losses) on financial assets and liabilities and exchange differences	514	405	26.7
Other operating income and expenses (net)	(168)	(242)	(30.7)

Gross income	3,797	3,637	4.4

Administrative costs	(1,537)	(1,465)	5.0
Depreciation and amortization	(131)	(115)	14.1
Impairment on financial assets (net)	(419)	(431)	(2.8)
Provisions (net) and other gains (losses)	(40)	(52)	(22.1)

Income before tax	1,670	1,575	6.0

Income tax	(397)	(404)	(1.7)

Net income	1,273	1,171	8.6

Net income attributed to non-controlling interests	(383)	(392)	(2.1)

Net income attributed to parent company	889	780	14.1

The United States	For Year Ended December 31,		Change
	2010	2009	2010/2009
	(In Millions of Euros)		(%)
Net interest income	1,794	1,679	6.8

Net fees and commissions	651	612	6.4
Net gains (losses) on financial assets and liabilities and exchange differences	156	155	0.7
Other operating income and expenses (net)	(50)	(34)	44.9

Gross income	2,551	2,412	5.8

Administrative costs	(1,318)	(1,159)	13.7
Depreciation and amortization	(199)	(205)	(3.1)
Impairment on financial assets (net)	(703)	(1,424)	(50.6)
Provisions (net) and other gains (losses)	(22)	(1,051)	(97.9)
Income before tax	309	(1,428)	(121.6)

Income tax	(69)	478	(114.5)

Net income	239	(950)	(125.2)

Net income attributed to non-controlling interests	—	—	—

Net income attributed to parent company	239	(950)	(125.2)

Corporate Activities	For Year Ended December 31,		Change 2010/2009
	2010	2009
	(In Millions of Euros)		(%)
Net interest income	121	372	(67.5)

Net fees and commissions	(211)	(152)	38.6
Net gains (losses) on financial assets and liabilities and exchange differences	696	480	44.9
Other operating income and expenses (net)	326	219	48.7

Gross income	932	919	1.4

Administrative costs	(544)	(544)	—
Depreciation and amortization	(229)	(195)	17.9
Impairment on financial assets (net)	(961)	(226)	n.m	(1)
Provisions (net) and other gains (losses)	(870)	(637)	36.6

Income before tax	(1,673)	(683)	144.8

Income tax	600	419	43.2

Net income	(1,073)	(264)	n.m	(1)

Net income attributed to non-controlling interests	—	13	n.m	(1)

Net income attributed to parent company	(1,072)	(251)	n.m	(1)

(1)	Not meaningful.

The above tables set forth information relating to the condensed income statements for BBVA’s business areas. Some line items separately shown in the consolidated income statements are aggregated in a single line item in the condensed income statements for BBVA’s business areas, as follows:

•

‘Other operating income and expenses (net)’ line item includes, if any, the ‘Dividend income’, ‘Share of profit or loss of entities accounted for using the equity method’, ‘Other operating income’ and ‘Other operating expenses’ line items shown in the consolidated income statement.

•

‘Provisions (net) and other gains (losses)’ line item includes, if any, the ‘Provisions (net)’, ‘Impairment losses on other assets (net)’, ‘Gains (losses) on derecognized assets not classified as non-current asset held for sale’, ‘Negative Goodwill’ and ‘Gains (losses) in non-current assets held for sale not classified as discontinued transactions’ line items shown in the consolidated income statement.

The following table sets forth information relating to the net income attributed to the parent company by each of our business areas for the six months ended June 30, 2011 and 2010, respectively:

	Net Income/(Loss) Attributed to Parent Company			% of Net Income/(Loss) Attributed to Parent Company
	For the Six Months Ended June 30,
	2011	2010	Change (%)	2011	2010
	(In Millions of Euros)		2011-2010	(In Percentage)
Spain	896	1,366	(34.4)%	30.8	45.0
Eurasia	449	271	65.8%	15.4	8.9
Mexico	885	799	10.8%	30.4	26.3
South America	529	452	17.0%	18.2	14.9
The United States	151	146	3.4%	5,2	4.8

Subtotal	2,910	3,033	(4.0)%	100.0	100.0

Corporate Activities	(572)	(506)	13.0%

Net Income attributed to the BBVA Group	2,339	2,527	(7.5)%

The following table sets forth information relating to the net interest income for each of our business areas for the six months ended June 30, 2011 and 2010, respectively:

	Net Interest Income
	For the Six Months Ended June 30,
	2011	2010
	(in Millions of Euros)
Spain	2,212	2,557
Eurasia	305	172
Mexico	1,933	1,817
South America	1,435	1,197
The United States	787	919

Subtotal	6,672	6,662

Corporate Activities	(283)	275

Net Interest Income BBVA Group	6,389	6,937

Spain

The Spain business area focuses on providing banking services and consumer finance to private individuals, enterprises and institutions in Spain. It also includes the Spanish business formerly reported under WB&AM, such as corporate and investment banking and asset management.

The main business units included in the Spain business area are:

•	Spanish Retail Network: manages individual customers, high net-worth individuals (private banking) and small companies and retailers in the Spanish market;

•	Corporate and Business Banking: manages business with small and medium enterprises (“SMEs”), large companies, institutions and property developers in the Spanish market; and

•	Other units:

-	Consumer Finance: manages renting and leasing business, credit to individual and to enterprises for consumer products and internet banking in Spain; and

-	Insurance: manages the insurance business in Spain.

-	Corporate and Investment Banking: handles the origination, distribution and management of corporate and investment banking products (corporate finance, structured finance, syndicated loans and debt capital markets) and provides trade finance and transaction services with coverage of large Spanish corporate customers.

-	Global Markets: handles the origination, structuring, distribution and risk management of market products, which are placed through our trading rooms in Spain.

-	Asset Management: manages the products that are marketed through our Spanish branch networks including traditional asset management (mutual and pension funds).

The principal figures relating to this business area as of June 30, 2011 and December 31, 2010 were:

•

Loans and advances to customers were €216,346 million as of June 30, 2011, which represents a 1.4% increase from €213,281 million as of December 31, 2010. The Spain business area is growing in mortgage lending to the household segment and is also growing selectively in the corporate segment.

•

Customer deposits were €120,678 million as of June 30, 2011 compared to €127,219 million as of December 31, 2010, a decrease of 5.1% mainly attributable to the reduced offer of high interest deposits. Managed portfolios (off-balance sheet funds), increased by 7.1% from €13,355 million as of December 31, 2010 to €14,302 million as of June 30, 2011.

Eurasia

This business area covers BBVA’s activity in Europe (excluding Spain) and Asia. In other words, it includes BBVA Portugal, Consumer Finance Italy and Portugal, the retail business of our branches in Paris, London and Brussels (in 2010 these were reported under our Spain and Portugal business area), and our WB&AM activity (corporate and investment banking, global markets and CNCB) within this geographical area. It also covers the Group’s holding in Garanti.

This business area is of increasing importance both in terms of earnings and the balance sheet and has evolved positively in recent periods and increased the Group’s diversification and growth capacity. The contribution of Garanti starting in March 2011 is particularly notable in this respect.

In the six months ended June 30, 2011 Eurasia generated 15.4% of the net attributable profit from the business areas (19.2% of the Group’s profit) and accounted for 9.7% of BBVA Group’s total assets.

The principal figures relating to this business area as of June 30, 2011 and December 31, 2010 were:

•	Loans and advances to customers were €32,518 million as of June 30, 2011, a 36.6% increase from €23,813 million as of December 31, 2010, due to our acquisition of an interest in Garanti.

•	Customer deposits were €27,035 million as of June 30, 2011, an increase of 29.5% from €20,884 million as of December 31, 2010, due to our acquisition of an interest in Garanti.

Mexico

The main business units included in the Mexico business area are:

•	Retail and Corporate banking; and

•	Pensions and Insurance.

The period-on-period comparison of the income statement of this business area is not significantly affected by the depreciation of the Mexican peso against the euro. However, the impact is more significant in the period-on-period balance sheet comparison. For the more important figures, the percentage change at constant exchange rates is indicated.

The principal figures relating to this business area as of June 30, 2011 and December 31, 2010 were:

•

Loans and advances to customers were €34,038 million as of June 30, 2011, a slight decrease of 2.0% from €34,743 million as of December 31, 2010, primarily due to the exchange rate effect (loans and advances to customers would have experienced a 2.1% increase at constant exchange rates).

•

Customer deposits were €34,962 million as of June 30, 2011 compared to €37,013 million as of December 31, 2010, a decrease of 5.5% (a 3.1% decrease at constant exchange rates). This is due mainly to the increases in balances that usually occur in December due to the seasonal growth in deposits at the close of the year. Compared with the balances at the close of June 2010, customer deposits grew by 9.2%, boosted mainly by demand deposits. Lower-cost funds such as current accounts and savings accounts continue to have the biggest weight in the fund mix. With respect to off-balance sheet funds, the assets under management by investment companies continued their positive trend and presented a period-on-period growth of 14.3%.

South America

The South America business area includes the banking, insurance and pension businesses of the Group in South America.

The business units included in the South America business area are:

•	Retail and Corporate Banking; includes banks in Argentina, Chile, Colombia, Panama, Paraguay, Peru, Uruguay and Venezuela;

•	Pension businesses; includes pensions businesses in Argentina, Bolivia, Chile, Colombia, Ecuador and Peru; and

•	Insurance businesses; includes insurance businesses in Argentina, Chile, Colombia and Venezuela.

The six months ended June 30, 2011 saw the incorporation of Crédit Uruguay (purchased in January 2011 and merged with BBVA Uruguay in May 2011) and the sale of the Group’s holding in the insurance company Consolidar Retiro of Argentina.

A comparison of the financial statements for this area period-on-period and against December 2010 is skewed by the depreciation of most of the currencies in the region against the euro; hence, for the most important figures, the percentage change at constant exchange rates is indicated.

The principal figures relating to this business area as of June 30, 2011 and December 31, 2010 were:

•

Loans and advances to customers were €31,939 million as of June 30, 2011, a 5.0% increase from €30,408 million as of December 31, 2010 (a 11.2% increase at constant exchange rates), as the improved economic climate has led to a gradual increase in the pace of lending activity in most countries in the region.

•

Customer deposits were €34,706 million as of June 30, 2011, an increase of 3.6% from €33,496 million as of December 31, 2010 (a 9.7% increase at constant exchange rates) mainly due to a positive performance in lower-cost balance sheet funds, such as current and savings accounts.

The United States

The business units included in the United States business area are:

•	BBVA Compass Bank (which represents around 74% of the assets and net income of this business area); and

•	Other units: BBVA New York Branch, BBVA Puerto Rico Bank and Bancomer Transfers Services (“BTS”).

A period-on-period comparison of the financial statements for this area is affected by the depreciation of the US dollar against the euro, both in terms of final and average exchange rate; which leads to a negative exchange rate effect on the figures in both balance sheet activity and the income statement. For the most important figures, the percentage change at constant exchange rates is indicated.

The principal figures relating to this business area as of June 30, 2011 and December 31, 2010 were:

•

Loans and advances to customers were €34,271 million as of June 30, 2011, a 10.7% decrease from €38,376 million as of December 31, 2010 primarily due to the exchange rate movements during the first half of 2011. Assuming constant exchange rate there would have been a decrease of 3.7% mainly due to the adoption of more selective lending criteria, with a change in the portfolio mix towards items of less cyclical risk resulting from a clear focus on customer loyalty, credit quality, promotion of cross-selling and customer profitability. Thus the residential real estate portfolio and commercial and corporate loans have increased. In contrast, the construction real estate portfolio has been reduced.

•

As of June 30, 2011, customer deposits were €37,365 million, a 11.8% decrease from €42,343 million as of December 31, 2010 (a 4.6% decrease assuming constant exchange rates) mainly due to the reduction of high-interest deposits in BBVA Compass, which are the most expensive source of financing, while non-interest accounts has increased.

There has been an improvement in the structure of this business area’s balance sheet, a favorable loan/deposit ratio and improved finance through deposit repositioning.

Corporate Activities

The Corporate Activities area handles the Group’s general management functions. These mainly consist of structural positions for interest rates associated with the euro balance sheet and exchange rates, together with liquidity management and shareholders’ funds.

The business units included in the Corporate Activities business area are:

•	Financial Planning: administers our interest and exchange rate structure as well as our overall liquidity and shareholders’ funds;

•

Holdings in Industrial and Other Companies: manages our investment portfolio in industrial and financial companies applying strict criteria for risk control, economic capital consumption and return on investment, with diversification over different industries; and

•

Real Estate Management in Spain: manages the real estate assets in Spain, including assets from foreclosures, repossessions, purchases from distressed customers and the assets in BBVA Propiedad, the real estate fund.

SELECTED STATISTICAL INFORMATION

The following is a presentation of selected statistical information for the periods indicated. Where required under Industry Guide 3, we have provided such selected statistical information separately for our domestic and foreign activities, pursuant to our calculation that our foreign operations are significant according to Rule 9-05 of Regulation S-X.

Average Balances and Rates

The tables below set forth selected statistical information on our average balance sheets, which are based on the beginning and month-end balances in each period. We do not believe that monthly averages present trends materially different from those that would be presented by daily averages.Loan fees are included in the computation of interest revenue.

	Average Balance Sheet - Assets and Interest from Earning Assets
	For the Six Months Ended June 30, 2011			For the Six Months Ended June 30, 2010
	Average Balance	Interest	Average Yield(1)	Average Balance	Interest	Average Yield(1)
	(In Millions of Euros, except Percentages)
Assets
Cash and balances with central banks	20,381	129	1.27%	19,703	115	1.17%
Debt securities, equity instruments and derivatives	136,002	2,026	3.00%	147,811	1,992	2.72%
Loans and receivables	366,794	9,277	5.10%	355,746	8,268	4.69%
Loans and advances to credit institutions	27,565	314	2.30%	25,965	241	1.87%
Loans and advances to customers	339,229	8,963	5.33%	329,782	8,027	4.91%
In euro(2)	220,969	3,594	3.28%	218,686	3,546	3.27%
In other currencies(3)	118,260	5,369	9.16%	111,096	4,481	8.13%
Non-earning assets	34,958	70	0.40%	31,268	82	0.53%

Total average assets	558,135	11,501	4.16%	554,529	10,457	3.80%

(1)	Rates have been presented on a non-taxable equivalent basis.
(2)	Amounts reflected in euro correspond to predominantly domestic activities.
(3)	Amounts reflected in other currencies correspond to predominantly foreign activities.

	Average Balance Sheet - Liabilities and Interest Paid on Interest Bearing Liabilities
	For the Six Months Ended June 30, 2011			For the Six Months Ended June 30, 2010
	Average Balance	Interest	Average Yield(1)	Average Balance	Interest	Average Yield(1)
	(In Millions of Euros, except Percentages)
Liabilities
Deposits from central banks and credit institutions	69,895	900	2.60%	81,772	732	1.81%
Customer deposits	276,723	2,623	1.91%	254,795	1,463	1.16%
In euro(2)	152,589	1,127	1.49%	111,098	365	0.66%
In other currencies(3)	124,134	1,496	2.43%	143,696	1,098	1.54%
Debt securities and subordinated liabilities	112,724	1,236	2.21%	123,896	1,138	1.85%
Non-interest-bearing liabilities	60,982	353	1.17%	62,291	186	0.60%
Stockholders’ equity	37,811	—	—	31,775	—	—

Total average liabilities	558,135	5,112	1.85%	554,529	3,520	1.28%

(1)	Rates have been presented on a non-taxable equivalent basis.
(2)	Amounts reflected in euro correspond to predominantly domestic activities.
(3)	Amounts reflected in other currencies correspond to predominantly foreign activities.

Changes in Net Interest Income-Volume and Rate Analysis

The following table allocates changes in our net interest income between changes in volume and changes in rate for the six months ended June 30, 2011 compared to the six months ended June 30, 2010. Volume and rate variance have been calculated based on movements in average balances over the period and changes in interest rates on average interest-earning assets and average interest-bearing liabilities. The only out-of-period items and adjustments excluded from the following table are interest payments on loans which are made in a period other than the period during which they are due. Loan fees were included in the computation of interest income.

	For the Six Months Ended June 30, 2011/June 30, 2010
	Increase (Decrease) in Net Interest Income Due to Changes in
	Volume (1)	Rate (1) (2)	Net Change
	(In Millions of Euros)
Interest income
Cash and balances with central bank	4	10	14
Debt securities, equity instruments and derivatives	(159)	193	34
Loans and advances to credit institutions	15	58	73
Loans and advances to customers	230	706	936
In euro	37	11	48
In other currencies	289	599	888
Other financial income	10	(22)	(12)

Total income	68	976	1,044

Interest expense
Deposits from central banks and credit institutions	(106)	274	167
Customer deposits	126	1,034	1,160
In euro	136	625	761
In other currencies	(149)	548	399
Debt certificates and subordinated liabilities	(103)	201	98
Other financial costs	(4)	171	167

Total expense	23	1,569	1,592

Net interest income	45	(593)	(548)

(1)	Variances caused by changes in both volume and rate have been allocated proportionally to volume and rate.
(2)	Rates have been presented on a non-taxable equivalent basis.

Interest Earning Assets-Margin and Spread

The following table analyzes the levels of our average earning assets and illustrates the comparative gross and net yields and spread obtained for each of the periods indicated.

	For the Six Months Ended June 30,
	2011 (*)	2010 (*)
	(In Millions of Euros, except Percentages)
Average interest earning assets	523,177	523,260
Gross yield(1)	2.20%	2.00%
Net yield(2)	2.06%	1.89%
Net interest margin(3)	1.22%	1.33%
Average effective rate paid on all interest-bearing liabilities	1.11%	0.76%
Spread(4)	1.09%	1.23%

(*)	Ratios are not annualized.
(1)	Gross yield represents total interest income divided by average interest earning assets.
(2)	Net yield represents total interest income divided by total average assets.
(3)	Net interest margin represents net interest income as percentage of average interest earning assets.
(4)	Spread is the difference between gross yield and the average cost of interest-bearing liabilities.

ASSETS

Interest-Bearing Deposits in Other Banks

As of June 30, 2011, interbank deposits represented 3.70% of our assets. Of such interbank deposits, 30.07% were held outside of Spain and 69.93% in Spain. We believe that our deposits are generally placed with highly rated banks and have a lower risk than many loans we could make in Spain. Such deposits, however, are subject to the risk that the deposit banks may fail or the banking system of certain of the countries in which a portion of our deposits are made may face liquidity or other problems.

Sovereign debt exposure

As of June 30, 2011, our exposure to sovereign debt amounted to €69,469 million. Said exposure was included in the following line items of the accompanying consolidated balance sheet: “Financial liabilities held of trading” (32%), “Available for Sale Financial Assets” (53%), “Loans and receivables” (3%) and “Held-to-maturity investments” (12%).

The following table provides additional information on the breakdown by country, in accordance with its respective credit rating, of our exposure to sovereign debt as of June 30, 2011.

	As of June 30, 2011
Exposure to Sovereign Debt by Ratings (*)	(In Millons of euros)	(%)
Equal or higher than AA	39,268	56.5%
Of which:
Spain	34,587	49.8%
Below AA	30,201	43.5%
Of which:		0.0%
Mexico	17,535	25.2%
Italy	4,357	6.3%
Portugal	136	0.2%
Grece	101	0.1%
Ireland	—	—

Total	69,469	100.0%

(*)	Global ratings established by external rating agencies as of June 30, 2011

Securities Portfolio

As of June 30, 2011, our securities were carried on our consolidated balance sheet at a carrying amount of €102,006 million, representing 17.94% of our assets. €32,815 million, or 32.17%, of our securities consisted of Spanish Treasury bonds and Treasury bills. The average yield for the six months ended June 30, 2011 on investment securities that BBVA held was 4.50%, compared to an average yield of approximately 5.10% earned on loans and receivables for the six months ended June 30, 2011. The market or appraised value of our total securities portfolio as of June 30, 2011, was €101,303 million. See Notes 10, 12 and 14 to the Interim Consolidated Financial Statements. For a discussion of our investments in affiliates, see Note 17 to the Interim Consolidated Financial Statements. For a discussion of the manner in which we value our securities, see Notes 2.2.1.a and 8 to the Interim Consolidated Financial Statements.

The following table analyzes the carrying amount and market value of our debt securities as of June 30, 2011 and December 31, 2010. Our trading portfolio is not included in the table below because the amortized costs and fair values of these items are the same (see Note 10 to the Interim Consolidated Financial Statements).

	As of June 30, 2011		As of December 31, 2010
DEBT SECURITIES	Amortized Cost	Fair Value (1)	Amortized Cost	Fair Value (1)
	(In Millions of Euros)
AVAILABLE FOR SALE PORTFOLIO
Domestic	25,602	24,365	21,929	20,566

Spanish Government	19,420	18,317	16,543	15,337
Other debt securities	6,182	6,048	5,386	5,229
Issued by credit institutions	4,853	4,704	4,221	4,090
Issued by other institutions	1,328	1,344	1,165	1,139

International	30,749	30,643	30,108	30,309

Mexico -	8,034	8,310	9,653	10,106
Mexican Government and other government agency debt securities	7,102	7,356	8,990	9,417
Other debt securities	932	954	663	689
Issued by credit institutions	754	772	553	579
Issued by other institutions	178	182	110	110
The United States-	6,791	6,777	6,850	6,832
U.S. Treasury and other U.S. Government agencies	713	713	580	578
States and political subdivisions	165	173	187	193
Other debt securities	5,913	5,891	6,083	6,061
Issued by credit institutions	2,444	2,430	2,981	2,873
Issued by other institutions	3,469	3,461	3,102	3,188
Other countries -	15,924	15,556	13,606	13,371
Securities of other foreign Governments (*)	10,336	10,021	6,743	6,541
Other debt securities	5,588	5,535	6,863	6,830
Issued by Central Banks	881	880	944	945
Issued by credit institutions	3,310	3,290	4,431	4,420
Issued by other institutions	1,398	1,365	1,488	1,465

TOTAL AVAILABLE FOR SALE PORTFOLIO	56,351	55,008	52,037	50,875

HELD TO MATURITY PORTFOLIO
Domestic	7,419	6,751	7,503	6,771

Spanish Government	6,571	5,964	6,611	5,942
Other debt securities	848	787	892	829
Issued by credit institutions	253	241	290	277
Issued by other institutions	595	546	602	552

International	1,915	1,880	2,443	2,418

Securities of other foreign Governments	1,648	1,626	2,181	2,171
Other debt securities	267	254	262	247

TOTAL HELD TO MATURITY PORTFOLIO	9,334	8,631	9,946	9,189

TOTAL DEBT SECURITIES	65,685	63,639	61,983	60,064

(*)	Consists mainly of securities held by our subsidiaries issued by the Governments of the countries where they operate.
(1)	Fair values for listed securities are determined on the basis of their quoted values at the end of the period. Appraised values are used for unlisted securities based on our estimate and valuation techniques. See Note 8 to the Interim Consolidated Financial Statements.

The following table analyzes the carrying amount and market value of our equity securities as of June 30, 2011 and December 31, 2010. Our trading portfolio and investments in affiliated companies consolidated under the equity method are not included in the table below because the amortized costs and fair values of these items are the same. See Note 10 to the Interim Consolidated Financial Statements.

	As of June 30, 2011		As of December 31, 2010
EQUITY SECURITIES	Amortized Cost	Fair Value(1)	Amortized Cost	Fair Value(1)
	(In Millions of Euros)
AVAILABLE FOR SALE PORTFOLIO
Domestic	3,591	4,695	3,403	4,608

Equity listed	3,566	4,670	3,378	4,583
Equity unlisted	25	25	25	25
International	857	896	927	973

United States-	504	546	605	662

Equity listed	74	119	11	13
Equity unlisted	430	427	594	649
Other countries-	353	350	322	311
Equity listed	287	279	258	240
Equity unlisted	66	71	64	71

TOTAL AVAILABLE FOR SALE PORTFOLIO	4,448	5,591	4,330	5,581

TOTAL EQUITY SECURITIES	4,448	5,591	4,330	5,581

TOTAL INVESTMENT SECURITIES	70,133	69,230	66,313	65,645

(1)

Fair values for listed securities are determined on the basis of their quoted values at the end of the period. Appraised values are used for unlisted securities based on our estimate or on unaudited financial statements, when available.

The following table analyzes the maturities of our debt investment and fixed income securities, excluding trading portfolio, by type and geographical area as of June 30, 2011

DEBT SECURITIES	Maturity at one year or less		Maturity after one year to five years		Maturity after five years to 10 years		Maturity after ten years		Total
	Amount	Yield (%) (1)	Amount	Yield (%) (1)	Amount	Yield (%) (1)	Amount	Yield (%) (1)	Amount
	(Millions of Euros, Except Percentages)
AVAILABLE-FOR-SALE PORTFOLIO
Domestic	3,051	3.13	14,167	3.38	3,934	4.49	3,213	5.25	24,365

Spanish government and other Spanish government securities	1,021	4.10	11,786	3.31	3,085	4.77	2,425	5.72	18,317
Other debt securities	2,030	2.70	2,381	3.73	849	3.51	788	3.74	6,048

International	4,078	4.70	11,131	6.48	7,928	6.52	7,506	3.93	30,643

Mexico-	775	6.45	3,399	5.92	3,951	7.31	185	8.38	8,310
Mexican Government and other government agency debt securities	436	7.65	3,379	5.91	3,541	7.55	—	—	7,356
Other debt securities	339	5.75	20	8.33	410	4.97	185	8.38	954
United States-	347	3.95	460	5.54	716	4.93	5,254	3.16	6,777
U.S. Treasury and other U.S. government agencies	130	1.98	10	0.33	9	5.53	564	3.87	713
States and political subdivisions	22	6.02	61	6.27	75	6.51	15	7.11	173
Other U.S. securities	195	5.31	389	5.57	632	4.74	4,675	3.06	5,891
Other countries-	2,956	4.24	7,272	6.83	3,261	6.54	2,067	5.06	15,556
Securities of other foreign governments (*)	1,156	7.82	5,219	8.47	2,642	7.62	1,004	5.95	10,021
Other debt securities of other countries	1,800	2.21	2,053	3.57	619	3.11	1,063	4.35	5,535

TOTAL AVAILABLE-FOR-SALE	7,129	3.95	25,298	4.65	11,862	5.60	10,719	4.37	55,008

HELD-TO-MATURITY PORTFOLIO
Domestic	132	5.31	1,725	3.53	2,250	4.25	3,312	4.25	7,419

Spanish government	77	5.35	1,097	3.29	2,085	4.27	3,312	4.27	6,571
Other debt securities	55	5.25	628	3.96	165	3.96	—	—	848

International	100	4.71	1,324	5.30	441	4.11	50	4.11	1,915

TOTAL HELD-TO-MATURITY	232	5.05	3,049	4.31	2,691	4.23	3,362	4.23	9,334

TOTAL DEBT SECURITIES	7,361	3.98	28,347	4.61	14,553	5.34	14,081	4.34	64,342

(*)	Securities of other foreign Governments mainly include investments made by our subsidiaries in securities issued by the Governments of the countries where they operate.
(1)	Rates have been presented on a non-taxable equivalent basis.

Loans and Advances to Credit Institutions

As of June 30, 2011, our total loans and advances to credit institutions (gross) amounted to €22,865 million, or 4.02% of total assets compared to 4.27% of total assets as of December 31, 2010. Considering valuation adjustments, loans and advances to credit institutions (net) amounted to €22,890 million as of June 30, 2011, or 4.02% of our total assets compared to 4.28% of total assets as of December 31, 2010. As of June 30, 2011 our loans and advances to credit institutions in Spain amounted to €10,162 million. Our foreign loans and advances to credit institutions amounted to €12,728 million as of June 30, 2011.

Loans and Advances to Customers

As of June 30, 2011, our total loans and advances to customers (gross) amounted to €354,493 million, or 62.33% of total assets compared to 62.82% of total assets as of December 31, 2010. Considering valuation adjustments, loans and advances to customers (net) amounted to €346,222 million as of June 30, 2011, or 60.88% of our total assets compared to 61.31% of total assets as of December 31, 2010. As of June 30, 2011 our loans in Spain amounted to €212,852 million. Our foreign loans amounted to €141,641 million as of June 30, 2011.

Loans by Geographic Area

The following table analyzes, by domicile of the customer, our net loans and leases as of each of the dates indicated:

	As of June 30, 2011	As of December 31, 2010	As of June 30, 2010
	(In Millions of Euros)
Domestic	212,852	210,102	206,135
Foreign
Western Europe	31,974	23,139	23,368
Latin America	70,521	70,497	70,341
United States	34,257	38,649	41,760
Other	4,889	4,823	6,069
Total foreign	141,641	137,108	141,538

Total loans and advances to customers (gross)	354,493	347,210	347,673

Valuation adjustments	(8,271)	(8,353)	(8,414)

Total loans and advances to customers (net)	346,222	338,857	339,259

Loans by Type of Customer

The following table analyzes by domicile and type of customer our net loans and advances to customers as of each of the dates indicated. The analysis by type of customer is based principally on the requirements of the regulatory authorities in each country.

	As of June 30, 2011	As of December 31, 2010	As of June 30, 2010
	(In Millions of Euros)
Domestic
Government	25,827	23,542	22,900
Agriculture	1,551	1,619	1,736
Industrial	16,182	17,452	17,637
Real estate and construction	28,600	29,944	32,747
Commercial and financial	30,271	23,409	16,356
Loans to individuals	89,277	91,730	92,233
Lease financing	5,338	5,893	5,968
Other	15,805	16,513	16,558

Total domestic	212,851	210,102	206,135

Foreign
Government	9,259	7,682	7,279
Agriculture	2,170	2,358	1,999
Industrial	18,613	19,126	27,591
Real estate and construction	21,827	25,910	22,561
Commercial and financial	25,330	22,280	24,661
Loans to individuals	46,931	44,138	44,593
Lease financing	2,415	2,248	2,001
Other	15,097	13,366	10,853

Total foreign	141,642	137,108	141,538

Total loans and advances to customers (gross)	354,493	347,210	347,673
Valuation adjustments	(8,271)	(8,353)	(8,414)

Total loans and advances to customers (net)	346,222	338,857	339,259

The following table sets forth a breakdown, by currency, of our net loan portfolio as of each of the dates indicated:

	As of June 30, 2011	As of December 31, 2010	As of June 30, 2010
	(In Millions of Euros)
In euros	225,898	221,269	219,104
In other currencies	120,324	117,588	120,154

Total loans and advances to customers (net)	346,222	338,857	339,258

As of June 30, 2011, loans by BBVA and its subsidiaries to associates and jointly controlled companies amounted to €439 million, compared to €457 million as of December 31, 2010. Loans outstanding to the Spanish government and its agencies amounted to €25,828 million, or 7.29% of our total loans and leases as of June 30, 2011, compared to €23,542 million, or 6.78% of our total loans and leases as of December 31, 2010. None of our loans to companies controlled by the Spanish government are guaranteed by the government and, accordingly, we apply normal credit criteria in extending credit to such entities. Moreover, we carefully monitor such loans because governmental policies necessarily affect such borrowers.

Diversification in our loan portfolio is our principal tool to reduce the risk of loan losses. We also carefully monitor our loans to borrowers in sectors or countries experiencing liquidity problems. Our exposure to our three largest borrowers as of June 30, 2011, excluding government-related loans, amounted to €16,494 million or approximately 4.65% of our total outstanding loans and leases. As of June 30, 2011 there did not exist any concentration of loans exceeding 10% of our total outstanding loans and leases, other than by category as disclosed in the table above.

Maturity and Interest Sensitivity

The following table sets forth an analysis by maturity of our total loans and leases by domicile of the office that issued the loan and type of customer as of June 30, 2011. The determination of maturities is based on contract terms.

	Maturity
	Due in One Year or Less	Due After One Year Through Five Years	Due After Five Years	Total
	(In Millions of Euros)
Domestic:
Government	10,900	7,433	7,494	25,827
Agriculture	608	566	377	1,551
Industrial	12,457	2,614	1,111	16,182
Real estate and construction	13,408	7,603	7,589	28,600
Commercial and financial	19,299	4,775	6,197	30,271
Loans to individuals	10,062	16,678	62,537	89,277
Lease financing	552	1,948	2,838	5,338
Other	10,804	2,902	2,099	15,805

Total Domestic	78,090	44,519	90,242	212,851

Foreign:
Government	1,486	2,717	5,056	9,259
Agriculture	1,236	708	226	2,170
Industrial	9,051	5,312	4,250	18,613
Real estate and construction	7,812	7,717	6,298	21,827
Commercial and financial	13,084	9,815	2,431	25,330
Loans to individuals	6,134	10,876	29,921	46,931
Lease financing	781	1,331	303	2,415
Other	7,964	4,699	2,434	15,097

Total Foreign	47,548	43,174	50,920	141,642

Total loans and advances to customers (gross)	125,638	87,693	141,162	354,493

The following table sets forth a breakdown of our fixed and variable rate loans which had a maturity of one year or more as of June 30, 2011.

	Interest Sensitivity of Outstanding Loans and Leases Maturing in More Than One Year
	Domestic	Foreign	Total
	(In Millions of Euros)
Fixed rate	29,829	44,566	74,395
Variable rate	104,931	49,527	154,458

Total loans and advances to customers	134,760	94,093	228,853

Loan Loss Reserve

For a discussion of loan loss reserves, see Note 2.2.1.b) and Note 7.1 to the Interim Consolidated Financial Statements.

The following table provides information, by domicile of customer, regarding our loan loss reserve and movements of loan charge-offs and recoveries as of each of the dates indicated.

	As of June 30, 2011	As of December 31, 2010	As of June 30, 2010
	(In Millions of Euros, except Percentages)
Loan loss reserve at beginning of period:
Domestic	4,935	4,853	4,853
Foreign	4,539	3,952	3,952

Total loan loss reserve at beginning of period	9,474	8,805	8,805

Loans charged off:
Government and other Agencies	—	—	—
Real estate and loans to individuals	(1,016)	(1,719)	(585)
Commercial and financial	(129)	(56)	(45)
Other	—	—	—
Total domestic	(1,145)	(1,774)	(630)
Foreign	(934)	(2,628)	(1,335)

Total loans charged off	(2,079)	(4,402)	(1,965)

Provision for possible loan losses:
Domestic	984	2,038	1,094
Foreign	1,137	2,778	1,389

Total Provision for possible loan losses	2,121	4,816	2,483

Effect of foreign currency translation and others	(126)	254	387
Loan loss reserve at end of period
Domestic	4,712	4,935	5,040
Foreign	4,677	4,539	4,670

Total loan loss reserve at end of period	9,389	9,473	9,710

Loan loss reserve as a percentage of total loans and receivables at end of period	2.53%	2.60%	2.68%
Net loan charge-offs a percentage of total loans and receivables at end of period	0.56%	1.21%	0.54%

When the recovery of any recognized amount is considered to be remote, this amount is removed from the consolidated balance sheet, without prejudice to any actions taken by the consolidated entities in order to collect the amount until their rights extinguish in full through expiry, forgiveness or for other reasons.

The loans charged off amounted to €2,079 million for the six months ended June 30, 2011 compared to €1,965 million for the six months ended June 30, 2010. The increase was primarily due to an increase in loans charged off in Spain, which was primarily related to the financial condition of certain groups of customers within a less favorable macroeconomic environment.

Our loan loss reserves as a percentage of total loans and leases decreased to 2.53% as of June 30, 2011 from 2.60% as of December 31, 2010, primarily due to a higher increase in loans and receivables than in provisions during the period.

Substandard Loans

We classify loans as substandard loans in accordance with the requirements of EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 in respect of “impaired loans”. As we described in Note 2.2.1.b) to the Interim Consolidated Financial Statements, loans are considered to be impaired loans when there are reasonable doubts that the loans will be recovered in full and/or the related interest will be collected for the amounts and on the dates initially agreed upon, taking into account the guarantees received by the consolidated entities to assure (in part or in full) the performance of transactions.

Amounts collected in relation to impaired loans and receivables are used to recognize the related accrued interest and any excess amount is used to reduce the principal not yet repaid. The approximate amount of interest income on our substandard loans which was included in net income attributed to parent company for the six months ended June 30, 2011 and 2010 under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 was €98 million and €92 million, respectively.

The following table provides information regarding our substandard loans, by domicile and type of customer, as of each of the dates indicated:

	As of June 30, 2011	As of December 31, 2010

	(In Millions of Euros, except Percentages)
Substandard loans
Domestic	11,112	10,954
Public sector	132	111
Other resident sectors	10,980	10,843
Foreign	4,515	4,518
Public sector	5	12
Non-resident sector	4,510	4,506

Total substandard loans	15,627	15,472

Total loan loss reserve	(9,389)	(9,473)

Substandard loans net of reserves	6,238	5,999

Substandard loans as a percentage of total loans and receivables (net)	4.21%	4.24%
Substandard loans (net of reserve) as a percentage of total loans and receivables (net)	1.68%	1.64%

Our total substandard loans amounted to €15,627 million as of June 30, 2011 compared to €15,472 million as of December 31, 2010. Our substandard loans as a percentage of total loans and receivables (net) decreased to 4.21% as of June 30, 2011 from 4.24% as of December 31, 2010, primarily due to the increase of our total loans and receivables.

As mentioned in Note 2.2.1.b) to the Interim Consolidated Financial Statements, our loan loss reserve includes a loss reserve for impaired assets and a loss reserve for not impaired assets but which present an inherent loss. As of June 30, 2011, the loss reserve for impaired assets amounted to €6,425 million, which represents a 4.8% decrease compared to €6,753 million as of December 31, 2010. As of June 30, 2011, the loss reserve for not impaired assets amounted to €2,963 million, an 8.9% increase compared to €2,720 million as of December 31, 2010.

The following table provides information, by domicile and type of customer, regarding our substandard loans and the loan loss reserves to customers taken for each substandard loan category, as of June 30, 2011.

	Substandard Loans	Loan Loss Reserve	Substandard Loans as a Percentage of Loans in Category
	(In Millions of Euros, except Percentages)
Domestic:
Government	132	21	0.51%
Credit institutions	—	—	—
Other sectors	10,980	4,327	5.87%
Agriculture	89	48	5.76%
Industrial	757	383	4.68%
Real estate and construction	5,387	1,915	18.83%
Commercial and other financial	1,010	541	3.34%
Loans to individuals	2,969	1,050	3.33%
Other	768	390	3.63%

Total Domestic	11,112	4,348	5.12%

Foreign
Government	6	5	0.06%
Credit institutions	106	60	0.57%
Other sectors	4,403	2,013	3.33%
Total Foreign	4,515	2,078	2.82%
General reserve	—	2,963

Total substandard loans	15,627	9,389	4.14%

Foreign Country Outstandings

The following table sets forth, as of each of dates indicated, the aggregate amounts of our cross-border outstandings (which consist of loans, interest-bearing deposits with other banks, acceptances and other monetary assets denominated in a currency other than the home-country currency of the office where the item is booked) where outstandings in the borrower’s country exceeded 1% of our total assets as of June 30, 2011 and December 31, 2010. Cross-border outstandings do not include loans in local currency made by our subsidiary banks to customers in other countries to the extent that such loans are funded in the local currency or hedged. As a result, they do not include the vast majority of the loans made by our subsidiaries in South America, Mexico and United States.

	As of June 30, 2011		As of December 31, 2010
	Amount	% of Total Assets	Amount	% of Total Assets
	(In Millions of Euros, except Percentages)
OECD
United Kingdom	6,418	1.13%	5,457	0.99%
Mexico	1,669	0.29%	2,175	0.39%
Other OECD	6,147	1.08%	5,674	1.03%

Total OECD	14,234	2.50%	13,306	2.41%

Central and South America	2,813	0.49%	3,074	0.56%
Other	5,069	0.89%	5,411	0.98%

Total	22,116	3.89%	21,791	3.94%

The following table sets forth the amounts of our cross-border outstandings as of June 30, 2011 and December 31, 2010 by type of borrower where outstandings in the borrower’s country exceeded 1% of our total assets and Mexico.

	Governments	Banks and Other Financial Institutions	Commercial, Industrial and Other	Total

	(In Millions of Euros)
As of June 30, 2011
Mexico	28	207	1,434	1,669
United Kingdom	—	4,055	2,363	6,418

Total	28	4,262	3,797	8,087

As of December 31, 2010
Mexico	51	1	2,123	2,175
United Kingdom	—	4,078	1,379	5,457

Total	51	4,079	3,502	7,632

The Bank of Spain requires that minimum reserves be maintained for cross-border risk arising with respect to loans and other outstandings to countries, or residents of countries, falling into certain categories established by the Bank of Spain on the basis of the level of perceived transfer risk. The category that a country falls into is determined by us, subject to review by the Bank of Spain.

The following table shows the minimum required reserves with respect to each category of country for BBVA’s level of coverage as of June 30, 2011.

Categories (1)	Minimum Percentage of Coverage (Outstandings Within Category)
Countries belonging to the OECD whose currencies are listed in the Spanish foreign exchange market	0.0
Countries with transitory difficulties(2)	10.1
Doubtful countries(2)	22.8
Very doubtful countries(2)(3)	83.5
Bankrupt countries(4)	100.0

(1)	Any outstanding which is guaranteed may be treated, for the purposes of the foregoing, as if it were an obligation of the guarantor.
(2)

Coverage for the aggregate of these three categories (countries with transitory difficulties, doubtful countries and very doubtful countries) must equal at least 35% of outstanding loans within the three categories. The Bank of Spain has recommended up to 50% aggregate coverage.

(3)	Outstandings to very doubtful countries are treated as substandard under Bank of Spain regulations.
(4)

Outstandings to bankrupt countries must be charged off immediately. As a result, no such outstandings are reflected on our consolidated balance sheet. Notwithstanding the foregoing minimum required reserves, certain interbank outstandings with an original maturity of three months or less have minimum required reserves of 50%. We met or exceeded the minimum percentage of required coverage with respect to each of the foregoing categories.

Our exposure to borrowers in countries with difficulties (the last four categories in the foregoing table), excluding our exposure to subsidiaries or companies we manage and trade-related debt, amounted to €346 million and €311 million as of June 30, 2011 and December 31, 2010, respectively. These figures do not reflect loan loss reserves of 26.59% and 11.58%, respectively, against the relevant amounts outstanding at such dates. Deposits with or loans to borrowers in all such countries as of June 30, 2011 did not in the aggregate exceed 0.06% of our total assets.

The country-risk exposures described in the preceding paragraph as of June 30, 2011 and December 31, 2010 do not include exposures for which insurance policies have been taken out with third parties that include coverage of the risk of confiscation, expropriation, nationalization, non-transfer, non-convertibility and, if appropriate, war and political violence. The sums insured as of June 30, 2011 and December 31, 2010, amounted to $54 million and $44 million, respectively (approximately €37 million and €33 million, respectively, based on a euro/dollar exchange rate on June 30, 2011 of $1.00 = €0.69 and on December 31, 2010 of $1.00 = €0.75).

LIABILITIES

Deposits

The principal components of our customer deposits are domestic demand and savings deposits and foreign time deposits. The following tables provide information regarding our deposits by principal geographic area for the dates indicated, disregarding any valuation adjustments.

	As of June 30, 2011
	Customer Deposits	Bank of Spain and Other Central Banks	Other Credit Institutions	Total
	(In Millions of Euros)
Total domestic	134,813	12,047	8,512	155,372

Foreign:
Western Europe	30,618	5,444	29,712	65,774
Latin America	70,557	253	12,453	83,263
United States	37,522	1,341	6,816	45,679
Other	4,024	613	3,115	7,752

Total foreign	142,721	7,651	52,096	202,468

Total	277,534	19,698	60,608	357,840

	As of December 31, 2010
	Customer Deposits	Bank of Spain and Other Central Banks	Other Credit Institutions	Total
	(In Millions of Euros)
Total domestic	133,033	2,779	8,867	144,679

Foreign:
Western Europe	24,120	7,205	22,626	53,951
Latin America	72,015	96	14,758	86,869
United States	42,495	364	6,839	49,698
Other	3,178	543	3,855	7,576

Total foreign	141,808	8,208	48,078	198,094

Total	274,841	10,987	56,945	342,773

For an analysis of our deposits, including non-interest bearing demand deposits, interest-bearing demand deposits, saving deposits and time deposits, see Note 23 to the Interim Consolidated Financial Statements.

Large denomination deposits may be a less stable source of funds than demand and savings deposits because they are more sensitive to variations in interest rates. For a breakdown by currency of customer deposits as of June 30, 2011 and December 31, 2010, see Note 23 to the Interim Consolidated Financial Statements.

Short-term Borrowings

Securities sold under agreements to repurchase and promissory notes issued by us constituted the only categories of short-term borrowings that equaled or exceeded 30% of stockholders’ equity as of June 30, 2011, December 31, 2010 and June 30, 2010.

	As of and for the Six Months Ended June 30, 2011
	Amount	Average rate
	(In Millions of Euros, except Percentages)
Securities sold under agreements to repurchase (principally Spanish Treasury bills):
As of June 30	52,194	2.10%
Average during period	47,626	2.03%
Maximum quarter-end balance	52,194	—
Bank promissory notes:
As of June 30	12,020	1.21%
Average during period	13,816	1.18%
Maximum quarter-end balance	14,262	—
Bonds and Subordinated debt :
As of June 30	12,359	3.61%
Average during period	10,629	3.11%
Maximum quarter-end balance	12,359	—

Total short-term borrowings as of June 30	76,573	2.20%

	As of and for the Year Ended December 31, 2010
	Amount	Average rate
	(In Millions of Euros, except Percentages)
Securities sold under agreements to repurchase (principally Spanish Treasury bills):
As of December 31	39,587	2.03%
Average during period	31,056	2.17%
Maximum quarter-end balance	39,587	—
Bank promissory notes:
As of December 31	13,215	0.91%
Average during period	24,405	0.55%
Maximum quarter-end balance	28,937	—
Bonds and Subordinated debt :
As of December 31	11,041	2.57%
Average during period	10,825	3.20%
Maximum quarter-end balance	13,184	—

Total short-term borrowings as of December 31	63,844	1.89%

	As of and for the Six Months Ended June 30, 2010
	Amount	Average rate
	(In Millions of Euros, except Percentages)
Securities sold under agreements to repurchase (principally Spanish Treasury bills):
As of June 30	34,128	2.12%
Average during period	31,436	2.17%
Maximum quarter-end balance	37,043	—
Bank promissory notes:
As of June 30	18,082	0.52%
Average during period	29,686	0.46%
Maximum quarter-end balance	28,923	—
Bonds and Subordinated debt :
As of June 30	10,672	2.94%
Average during period	11,615	3.15%
Maximum quarter-end balance	13,160	—

Total short-term borrowings as of June 30	62,882	1.80%

Return on Equity

The following table sets out our return on equity ratios:

	As of June 30, 2011	As of December 31, 2010	As of June 30, 2010
	(%)
Return on equity (1)	12.9	15.8	17.9
Return on assets(2)	0.94	0.89	0.99
Equity to assets ratio(3)	6.80	6.64	5.38

(1)

For June 30, 2010 and 2011 data, represents annualized net income attributed to parent company for the period, which we calculate as our net income attributed to parent company for the period multiplied by two, as a percentage of average stockholders’ funds for the period.

(2)

For June 30, 2010 and 2011 data, represents annualized net income for the period, which we calculate as our net income for the period multiplied by two, as a percentage of average total assets for the period.

(3)	Represents total stockholders’ funds over total assets.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Summary Economic Background to Results of Operations

Over the last few quarters, the global economy has continued to grow although at a slower pace than in 2010. However, the economic recovery is far from evenly distributed. The emerging economies of Asia and Latin America continued to be dynamic and maintain a sustained recovery. They are still the major contributors to global recovery. Meanwhile, the advanced economies have shown more signs of weakness after the expansive economic policy measures were removed; so far private demand has not been capable of replacing public stimuli.

The events of recent months also show that the economic recovery is threatened by a variety of risk factors. Some of the greater weaknesses demonstrated by advanced economies in the first half of 2011 may be temporary, due to the impact of higher oil prices in the wake of the social and political upheavals in North Africa, which have generated upturns in inflation and made the management of monetary policy more difficult. But structural weaknesses have also become more prominent, both in the US and Europe. The European debt crisis has been a constant source of uncertainty after the doubts surrounding the approval of a second bailout for Greece, the implementation of July’s EU agreements and the extended concerns regarding Italian fiscal consolidation.

In the United States, the most recent data have shown a loss of strength in economic activity, resulting in part from temporary disruptions in supply chains from the earthquake in Japan and the rise in oil prices, but also due to underlying structural weaknesses stemming from the fallout of the financial crisis. There has also been uncertainty about the progress of fiscal consolidation during the negotiation of the extension of the U.S. government’s fiscal debt ceiling. Overall, the recovery in economic activity continues to be influenced by the reduced strength of the real estate market, weakness in the labor market and the household deleveraging process. Nevertheless, a double-dip recession is not the most-likely scenario and authorities seem ready to provide further fiscal and monetary stimuli if needed.

The European economy has also slowed. The fiscal crisis in Greece has been a source of tension throughout the year, which has only dropped (at least temporarily) on the approval of a new fiscal consolidation package by the Greek parliament and a number of initiatives by which private creditors participate in extending the maturities of Greek debt. The lack of a definitive solution to the problem of the sustainability of Greek debt has also produced a contagion effect to other peripheral economies, above all Italy, which was under pressure to speed up its efforts at fiscal consolidation. Meanwhile, the European Central Bank brought forward the start of interest rate rises to the second quarter, though they have been slight, and it has maintained measures supporting liquidity. The further deterioration occurred during the summer has brought rates hikes to a halt.

Spain’s economy continues to be stuck in a pattern of low activity and employment, showing virtually no growth in the first half of the year, although that is expected to improve gradually in the next quarters, especially if exports continue to surprise on the upside. Spain has also experienced an increase in the cost of its funding from the fallout of the European debt crisis, which, if sustained, will have a negative effect on growth. Mounting economic pressures have contributed to the celebration of earlier parliament election which is now due in November 2011.

The Mexican economy has continued to grow, although it has been affected by temporary factors such as the impact of the earthquake in Japan on supply chains (mostly in the automotive industry), as well as a reduction in foreign demand, in particular from the US. The indicators for domestic demand have shown a better relative performance, supported by strong job creation in the formal sector and supportive financing conditions. In terms of inflation, the downward surprises in the most recent figures have been consistent with a scenario of no pressures on demand, availability of resources in the labor market, exchange rate stability and firmly anchored inflationary expectations. In all, the diagnosis of inflation suggests improvement, which will enable the current monetary pause to be maintained beyond 2012.

Finally, growth in emerging economies continues to ease to more sustainable levels, thus minimizing the risk of overheating. Economic activity in South America remains very strong. Fiscal policy continues to be lax and domestic demand strong. The authorities are tackling inflation, but trying to minimize the impact on exchange rates. Commodity prices are still high, favoring income growth and making a positive contribution to the fiscal and foreign balances. In China, GDP is maintaining sufficient momentum to provide growth, with a margin of concern on inflation that is still above the comfort zone for the authorities. Finally, Turkey is not only maintaining its strength, but the economic data available for the first half of the year suggests upward movement. The strength of domestic demand is offsetting moderate exports, while capital continues to flow into the country. The authorities appear to be watching the recent rise in inflation and the depreciation of the lira closely.

Factors Affecting the Comparability of our Results of Operations and Financial Condition

We are exposed to foreign exchange rate risk in that our reporting currency is the euro, whereas certain of our subsidiaries keep their accounts in other currencies, principally Mexican pesos, U.S. dollars, Argentine pesos, Chilean pesos, Colombian pesos, Venezuelan bolivars, Peruvian new soles, Turkish lira and Chinese Yuan . For example, if any of these currencies depreciate against the euro, when the results of operations of our subsidiaries in the countries using these currencies are included in our consolidated financial statements, the euro value of their results declines, even if, in local currency terms, their results of operations and financial condition have remained the same or improved relative to the prior period. Accordingly, declining exchange rates may limit the ability of our results of operations, stated in euro, to fully describe the performance in local currency terms of our subsidiaries. By contrast, the appreciation of any of these currencies against the euro would have a positive impact on the results of operations of our subsidiaries in the countries using these currencies when their results of operations are included in our consolidated financial statements.

The assets and liabilities of our subsidiaries which maintain their accounts in currencies other than the euro have been converted to the euro at the period-end exchange rates for inclusion in our Interim Consolidated Financial Statements. Income statement items have been converted at the average exchange rates for the period. The following table sets forth the exchange rates of certain of these currencies against the euro, expressed in local currency per €1.00 for the six months ended June 30, 2011 and 2010, respectively and as of June 30, 2011 and December 31, 2010 according to the ECB.

	Average Exchange Rates		Period-End Exchange Rates
	For the Six Months ended June 30, 2011	For the Six Months ended June 30, 2010	As of June 30, 2011	As of December 31, 2010
Mexican peso	16.6864	16.8070	16.9765	16.5475
U.S.dollar	1.4032	1.3268	1.4453	1.3362
Argentine peso	5.6815	5.2041	5.9358	5.4851
Chilean peso	667.1114	695.4103	680.7352	625.3909
Colombian peso	2,577.3196	2,583.9793	2,570.6941	2,557.5448
Peruvian new sol	3.9036	3.7760	3.9753	3.7528
Venezuelan bolivar	6.0265	5.5512	6.2071	5.7385
Turkish lira	2.2081	2.0213	2.3500	2.0694
Chinese yuan	9.1755	9.0567	9.3416	8.8220

The June 2011 period-end exchange rate of the Mexican peso and, particularly, of the US dollar have depreciated with respect to both June 2010 and December 2010 period-end rates. These are the currencies with the biggest influence on the Group’s financial statements. This trend has also had an effect on the period-end exchange rates of the other Latin American currencies to which we are exposed, which have in general moved in the same direction. Thus, the impact of these changes on both our balance sheet and current business activity is negative. In terms of average exchange rates, the Mexican, Chilean and Colombian pesos have appreciated period-on-period, while the rest of the currencies to which we are exposed have depreciated, with a slightly negative impact on the period-on-period comparison of results of operations.

BBVA Group Results of Operations for the Six Months Ended June 30, 2011 Compared to the Six Months Ended June 30, 2010

The changes in the Group’s consolidated income statements for the six months ended June 30, 2011 and 2010 were as follows:

EU-IFRS (*)	For the Six Months Ended June 30,		Change
	2011	2010	2011-2010
	(In Millions of Euros)		(%)
Interest and similar income	11,501	10,457	10.0
Interest expense and similar charges	(5,112)	(3,520)	45.2

Net interest income	6,389	6,937	(7.9)

Dividend income	282	257	9.7
Share of profit or loss of entities accounted for using the equity method	243	151	60.9
Fee and commission income	2,745	2,678	2.5
Fee and commission expenses	(464)	(406)	14.3
Net gains (losses) on financial assets and liabilities	729	1,067	(31.7)
Net exchange differences	359	56	n.m. (1)
Other operating income	2,028	1,771	14.5
Other operating expenses	(1,886)	(1,631)	15.6

Gross income	10,425	10,880	(4.2)

Administration costs	(4,433)	(4,015)	10.4
Personnel expenses	(2,582)	(2,364)	9.2
General and administrative expenses	(1,851)	(1,651)	12.1
Depreciation and amortization	(404)	(365)	10.7
Provisions (net)	(234)	(270)	(13.3)
Impairment losses on financial assets (net)	(1,986)	(2,419)	(17.9)

Net operating income	3,368	3,811	(11.6)

Impairment losses on other assets (net)	(184)	(196)	(6.1)
Gains (losses) on derecognized assets not classified as non-current asset held for sale	24	11	118.2
Negative goodwill	—	1	n.m. (1)
Gains (losses) in non-current assets held for sale not classified as discontinued operations	(65)	24	n.m. (1)

Income before tax	3,143	3,651	(13.9)

Income tax	(558)	(941)	(40.7)

Income from continuing transactions	2,585	2,710	(4.6)

Income from discontinued transactions (net)	–	–	–

Net income	2,585	2,710	(4.6)

Net income attributed to parent company	2,339	2,527	(7.4)
Net income attributed to non-controlling interests	246	183	34.4

(*)	EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004.
(1)	Not meaningful.

Net interest income

The following table summarizes the principal components of net interest income for the six months ended June 30, 2011 compared to the six months ended June 30, 2010.

	For the Six Months Ended June 30,
	2011	2010	Change
	(In Millions of Euros)		(%)
Interest income	11,501	10,457	10.0
Interest expense	(5,112)	(3,520)	45.2

Net interest income	6,389	6,937	(7.9)

Net interest income decreased 7.9% to €6,389 million for the six months ended June 30, 2011 from €6,937 million for the six months ended June 30, 2010, due mainly to the recent upturn in interest rates in the euro zone, which has affected liability costs to a greater extent than the return on assets; and to the rise in the cost of wholesale funds due to the increased spread paid for Spain’s risk. The decrease in net interest income is also the result of the extremely complex environment in which it has been produced, with restricted lending activity in Spain, a reduction in the proportional weight of our portfolios with greater risk, growing competitive pressure in emerging economies, rising interest rates and more expensive wholesale funding. The decrease in net interest income was partially offset by the incorporation of Garanti (which contributed a whole quarter of results) and by the positive performance of the franchises in the Americas.

Dividend income

Dividend income increased 9.7% to €282 million for the six months ended June 30, 2011 from €257 million for the six months ended June 30, 2010, due primarily to dividends from Telefónica, S.A.

Share of profit or loss of entities accounted for using the equity method

Share of profit or loss of entities accounted for using the equity method increased to €243 million for the six months ended June 30, 2011 from €151 million for the six months ended June 30, 2010 due to the increase in our share of profits of China Citic Bank (“CNCB”) following our exercise in April 2010 of a purchase option to increase our holding of CNCB from 10% to 15%, and to a lesser extent, increased profit of CNCB.

Fee and commission income

The breakdown of fee and commission income for the six months ended June 30, 2011 compared to the six months ended June 30, 2010 is as follows:

	For the Six Months Ended June 30,
	2011	2010	Change
	(In Millions of Euros)		(In %)
Commitment fees	60	71	(15.5)
Contingent liabilities	154	142	8.5
Letters of credit	27	22	22.7
Bank and other guarantees	127	120	5.8
Arising from exchange of foreign currencies and banknotes	15	7	114.3
Collection and payment services income	1,262	1,241	1.7
Bills receivable	33	30	10.7
Current accounts	172	221	(22.4)
Credit and debit cards	738	664	11.1
Checks	117	132	(11.5)
Transfers and others payment orders	143	135	6.2
Rest	59	59	0.0
Securities services income	835	820	1.9
Securities underwriting	39	34	13.7
Securities dealing	103	96	7.9
Custody securities	174	174	(0.4)
Investment and pension funds	449	440	2.0
Rest assets management	70	76	(6.6)
Counseling on and management of one-off transactions	6	4	50.0
Financial and similar counseling services	32	28	14.3
Factoring transactions	17	14	21.4
Non-banking financial products sales	51	52	(1.9)
Other fees and commissions	314	299	5.0

Fee and commission income	2,745	2,678	2.5

Fee and commission income increased 2.5% to €2,745 million for the six months ended June 30, 2011 from €2,678 million for the six months ended June 30, 2010, principally due to increased fees linked to credit and debit cards, which more than offset a decline in fees related to current accounts and checks.

Fee and commission expenses

The breakdown of fee and commission expenses for the six months ended June 30, 2011 and 2010 is as follows:

	For the Six Months Ended June 30,
	2011	2010	Change
	(In Millions of Euros)		(%)
Brokerage fees on lending and deposit transactions	2	2	(33.0)
Fees and commissions assigned to third parties	322	276	16.8
Other fees and commissions	140	128	9.7

Fee and commission expenses	464	406	14.3

Fee and commission expenses increased 14.3% to €464 million for the six months ended June 30, 2011 from €406 million for the six months ended June 30, 2010, primarily due to the increase in fees and commissions assigned to third parties related to banking services, specifically credit cards and securities fees and commissions.

Net gains (losses) on financial assets and liabilities and exchange differences

Net gains (losses) on financial assets and liabilities decreased by 31.7% to €729 million for the six months ended June 30, 2011 from €1,067million for the six months ended June 30, 2010, primarily due to declines in the valuation of derivatives due to market prices evolution.

Net exchange differences increased by 541.4% to €359 million for the six months ended June 30, 2011 from €56 for the six months ended June 30, 2010, due primarily to the evolution of foreign currencies.

Other operating income and expenses

Other operating income amounted to €2,028 million for the six months ended June 30, 2011, a 14.5% increase compared to €1,771 million for the six months ended June 30, 2010, due primarily to increased income derived from insurance and reinsurance contracts. Other operating expenses for the six months ended June 30, 2011, amounted to €1,886 million, a 15.6% increase compared to the €1,631 million recorded for the six months ended June 30, 2010 due primarily to higher contributions to deposit guarantee funds in the countries in which we operate and to increased provisions related to insurance and reinsurance contracts.

Gross income

As a result of the foregoing, gross income for the six months ended June 30, 2011 was €10,425 million, a 4.2% decrease from the €10,880 million recorded for the six months ended June 30, 2010.

Administration costs

Administration costs for the six months ended June 30, 2011 were €4,433 million, a 10.4% increase from the €4,015 million recorded for the six months ended June 30, 2010, due primarily to the Group’s growth (mainly through the acquisition of a stake in Garanti) and expansion plans. Progress continues to be made in developing customer products and segments in franchises operating in emerging countries and in extending banking penetration to take advantage of economic growth. In contrast, in developed markets BBVA focuses on improving customer relations and distribution efficiency. Additionally, investment in technology, personnel and brand awareness continues in the Bank as a whole.

The table below provides a breakdown of personnel expenses for the six months ended June 30, 2011 and 2010.

	For the Six Months Ended June 30,
	2011	2010	Change
	(In Millions of Euros)		(%)
Wages and salaries	1,982	1,821	8.9
Social security costs	310	281	10.4
Transfers to internal pension provisions	27	21	23.8
Contributions to external pension funds	38	39	(1.9)
Other personnel expenses	225	202	11.7

Personnel expenses	2,582	2,364	9.2

The table below provides a breakdown of general and administrative expenses for the six months ended June 30, 2011 and 2010.

	For the Six Months Ended June 30,
	2011	2010	Change
	(In Millions of Euros)		(%)
Technology and systems	305	292	4.6
Communications	149	137	8.5
Advertising	189	162	16.7
Property, fixtures and materials	422	369	14.2
Of which:
Rent expenses	232	194	19.5
Taxes other than income tax	190	145	31.2
Other expenses	596	546	9.3

Other administrative expenses	1,851	1,651	12.1

Depreciation and amortization

Depreciation and amortization for the six months ended June 30, 2011 amounted to €404 million a 10.7% increase compared to the €365 million recorded for the six months ended June 30, 2010, due primarily to the amortization of software and tangible assets for own use.

Provisions (net)

Provisions (net) for the six months ended June 30, 2011 amounted to €234 million, a 13.3% decrease compared to €270 million recorded for the six months ended June 30, 2010, primarily due to a higher provision recoveries.

Impairment losses on financial assets (net)

Impairment on financial assets (net) for the six months ended June 30, 2011 amounted to €1,986 million, a 17.9% decrease compared to the €2,419 million recorded for the six months ended June 30, 2010. Impairment on financial assets (net) was negatively affected in 2009 and 2010 in Spain and Portugal and in the United States by the significant increase in substandard loans, mainly as a result of the deterioration of the economic environment. Impairment on financial assets (net) for the six months ended June 30, 2011 continues to be impacted in Spain, Portugal and the United States by the challenging economic environment. However the Group’s risk premium has improved, without any negative effect on the coverage ratio, which remained at 61% as of June 30, 2011. The Group’s non-performing assets ratio was 4.0% as of June 30, 2011 compared to 4.2% as of June 30, 2010 and 4.1% as of December 31, 2010.

Net operating income

Net operating income for the six months ended June 30, 2011 amounted to €3,368 million, a 11.6% decrease over the €3,811 million recorded for the six months ended June 30, 2010.

Impairment on other assets (net)

Impairment on other assets (net) for the six months ended June 30, 2011 amounted to €184 million, a 6.1% decrease from the €196 million recorded for the six months ended June 30, 2010 primarily attributable to a decrease in write-downs on real-estate investments.

Gains (losses) on derecognized assets not classified as non-current assets held for sale

Gains (losses) on derecognized assets not classified as non-current assets held for sale for the six months ended June 30, 2011 amounted to a gain of €24 million, an 118.2% increase from the €11 million gain recorded for the six months ended June 30, 2010, primarily due to gains on disposal of investments.

Gains (losses) in non-current assets held for sale not classified as discontinued operations

Gains (losses) in non-current assets held for sale not classified as discontinued operations for the six months ended June 30, 2011, amounted to a loss of €65 million, compared to a gain of €24 million for the six months ended June 30, 2010, mainly as a result of an increase in write-downs on real-estate investments.

Income before tax

As a result of the foregoing, income before tax for the six months ended June 30, 2011 was €3,143 million, a 13.9% decrease from the €3,651 million recorded for the six months ended June 30, 2010.

Income tax

Income tax for the six months ended June 30, 2011 amounted to €558 million, a 40.7% decrease from the €941 million recorded for the six months ended June 30, 2010, due to lower income before tax and a decrease in tax expenses due to the amortization of certain goodwill arising from investments in foreign companies made prior to December 31, 2007, whose deductibility is contemplated in the second European Union decision (published last May 21, 2011).

Net income

As a result of the foregoing, net income for the six months ended June 30, 2011 was €2,585 million, a 4.6% decrease from the €2,710 million recorded for the six months ended June 30, 2010.

Net income attributed to non-controlling interest

Net income attributed to non-controlling interest for the six months ended June 30, 2011 was €246 million, a 34.4% increase over the €183 million recorded for the six months ended June 30, 2010, principally due to exchange rate impacts and the performance of Venezuela.

Net income attributed to parent company

Net income attributed to parent company for the six months ended June 30, 2011 was €2,339 million, a 7.4% decrease from the €2,527 million recorded for the six months ended June 30, 2010.

Results of Operations by Business Areas for the Six Months Ended June 30, 2011 Compared to the Six Months Ended June 30, 2010

SPAIN

	For the Six Months Ended June 30,
	2011	2010	Change
	(In Millions of Euros)		(%)
Net interest income	2,212	2,557	(13.5)

Net fees and commissions	800	871	(8.2)
Net gains (losses) on financial assets and liabilities and exchange differences	197	83	137.7
Other operating income and expenses (net)	240	263	(8.9)

Gross income	3,448	3,773	(8.6)

Administrative costs	(1,355)	(1,325)	2.2
Depreciation and amortization	(49)	(48)	3.3
Impairment on financial assets (net)	(845)	(422)	100.3
Provisions (net) and other gains (losses)	75	(42)	n.m. (1)

Income before tax	1,273	1,937	(34.3)

Income tax	(377)	(570)	(33.9)

Net income	896	1,367	(34.5)

Net income attributed to non-controlling interests	—	(1)	n.m. (1)

Net income attributed to parent company	896	1,366	(34.4)

(1)	Not meaningful.

-	Net interest income

Net interest income of this business area for the six months ended June 30, 2011 amounted to €2,212 million, a 13.5% decrease from the €2,557 million for the six months ended June 30, 2010, primarily due to the interest rate rise in the euro area, which has affected liability costs to a greater extent than the return on assets and to the rise in the cost of wholesale funds due to the increased spread paid for Spain’s risk. The decrease in net interest income is also the result of the extremely complex environment in which it has been produced, with restricted lending activity in Spain, a reduction in the proportional weight of our portfolios with greater risk, growing competitive pressure in emerging economies, rising interest rates and more expensive wholesale funding.

-	Net fees and commissions

Net fees and commissions of this business area for the six months ended June 30, 2011 amounted to €800 million, a 8.2% decrease from the €871 million recorded for the six months ended June 30, 2010, primarily due to the loyalty-based reductions applied to a growing number of customers and the fall in the volume of managed mutual funds.

-	Net gains (losses) on financial assets and liabilities and exchange differences

Net gains (losses) on financial assets and liabilities and net exchange differences of this business area for the six months ended June 30, 2011 was €197 million, compared with €83 million for the six ended June 30, 2010. This increase was primarily due to the positive business performance in the Global Markets business unit due to gains from foreign currency exchange rates.

-	Other operating income and expenses (net)

Other operating income and expenses (net) of this business area for the six months ended June 30, 2011 amounted to €240 million, an 8.9% decrease from the €263 million recorded for the six months ended June 30, 2010. The fall is due mainly of expenses resulting from the contributions made to the Deposit Guarantee Fund due to the increased market share of managed deposits in Spain, which offset the good performance of the insurance business in terms of activity.

-	Gross income

As a result of the foregoing, gross income of this business area for the six months ended June 30, 2011 was €3,448 million, an 8.6% decrease from the €3,773 million for the six ended June 30, 2010.

-	Administrative costs

Administrative costs of this business area for the six months ended June 30, 2011 amounted to €1,355 million, a 2.2% increase over the €1,325 million recorded for the six months ended June 30, 2010, primarily due to an increase in wages and salaries.

-	Impairment on financial assets (net)

Impairment on financial assets (net) of this business area for the six months ended June 30, 2011 was €845 million, a 100.3% increase from the €422 million for the six months ended June 30, 2010, due to increased allowance for loan losses in order to maintain the coverage ratio. This business area’s non-performing assets ratio decreased to 4.7% as of June 30, 2011 from 4.9% as of June 30, 2010. As of December 31, 2010 the non-performing asset ratio was 4.8%.

-	Income before tax

As a result of the foregoing, income before tax of this business area for the six months ended June 30, 2011 was €1,273 million, a 34.3% decrease from the €1,937 million recorded for the six months ended June 30, 2010.

-	Income tax

Income tax of this business area for the six months ended June 30, 2011 was €377 million, a 33.9% decrease from the €570 million recorded for the six months ended June 30, 2010, primarily as a result of the decrease in income before tax.

-	Net income attributed to parent company

As a result of the foregoing, net income attributed to parent company of this business area for the six months ended June 30, 2011 was €896 million, a 34.4% decrease from the €1,366 million recorded for the six months ended June 30, 2010.

EURASIA

	For the Six Months Ended June 30,
	2011	2010	Change
	(In Millions of Euros)		(%)
Net interest income	305	172	77.2

Net fees and commissions	170	119	42.7
Net gains (losses) on financial assets and liabilities and exchange differences	68	58	17.5
Other operating income and expenses (net)	279	151	84.6

Gross income	822	501	64.3

Administrative costs	(237)	(134)	76.8
Depreciation and amortization	(20)	(8)	131.0
Impairment on financial assets (net)	(52)	(28)	88.3
Provisions (net) and other gains (losses)	3	(8)	n.m.	(1)

Income before tax	517	323	60.2

Income tax	(68)	(52)	30.5

Net income	449	270	65.9

Net income attributed to non-controlling interests	—	1	n.m.	(1)

Net income attributed to parent company	449	271	65.4

(1)	Not meaningful.

As mentioned above, this new business area includes the investment in Garanti, BBVA’s Asian operations, including our stake in CiticBank (CNCB), as well as BBVA’s European business outside of Spain. The purchase of our stake in Garanti was closed at the end of the first quarter of 2011. As a result, Garanti’s profit and loss is included in BBVA’s 2011 first half results for the days since the closing of the transaction to June 30, 2011 and the majority of the period-on-period increases in the income statement headings are mainly attributable to the first-time inclusion of Garanti in the six months ended June 30, 2011. The contribution of Garanti to the net income attributed to parent company as of June 30, 2011, from the date of acquisition of our stake and after applying the corresponding standardization and consolidation adjustments, was €77 millions.

-	Net interest income

Net interest income of this business area for the six months ended June 30, 2011 was €305 million, a 77.2% increase from the €172 million recorded for the six months ended June 30, 2010 mainly due to the contribution of Garanti.

-	Net fees and commissions

Net fees and commissions of this business area for the six months ended June 30, 2011 was €170 million, a 42.7% increase from the €119 million recorded for the six months ended June 30, 2010.

-	Net gains (losses) on financial assets and liabilities and exchange differences

Net gains on financial assets and liabilities and exchange differences of this business area for the six months ended June 30, 2011 was €68 million, a 17.5% increase from the €58 million recorded for the six months ended June 30, 2010.

-	Other operating income and expenses (net)

Other operating income and expenses (net) of this business area for the six months ended June 30, 2011 was €279 million, an 84.6% increase from the €151 million recorded for the six months ended June 30, 2010, primarily as a result of the income obtained by the equity method from CNCB.

-	Gross income

As a result of the foregoing, gross income of this business area for the six months ended June 30, 2011 amounted to €822 million, a 64.3% increase from the €501 million recorded for the six months ended June 30, 2010.

-	Administrative costs

Administrative costs of this business area for the six months ended June 30, 2011 were €237 million, a 76.8% increase from the €134 million recorded for the six months ended June 30, 2010.

-	Impairment on financial assets (net)

Impairment on financial assets (net) of this business for the six months ended June 30, 2011 was €52 million, compared to the €28 million recorded for the six months ended June 30, 2010. This business area’s non-performing assets ratio increased to 1.3% as of June 30, 2011 from 0.8% as of June 30, 2010. As of December 31, 2010 the non-performing asset ratio was 0.9%.

-	Income before tax

As a result of the foregoing, income before tax of this business area for the six months ended June 30, 2011 was €517 million, a 60.2% increase from the €323 million recorded for the six months ended June 30, 2010.

-	Income tax

Income tax of this business area for the six months ended June 30, 2011 was €68 million, a 30.5% increase from the €52 million recorded for the six months ended June 30, 2010.

-	Net income attributed to parent company

As a result of the foregoing, net income attributed to parent company of this business area for the six months ended June 30, 2011 was €449 million, a 65.4% increase from the €271 million recorded for the six months ended June 30, 2010.

MEXICO

	For the Six Months Ended June 30,
	2011	2010	Change
	(In Millions of Euros)		( %)
Net interest income	1,933	1,817	6.4

Net fees and commissions	600	595	0.8
Net gains (losses) on financial assets and liabilities and exchange differences	233	233	0.0
Other operating income and expenses (net)	98	79	22.9

Gross income	2,864	2,725	5.1

Administrative costs	(977)	(889)	10.0
Depreciation and amortization	(51)	(40)	27.9
Impairment on financial assets (net)	(612)	(656)	(6.7)
Provisions (net) and other gains (losses)	(28)	(38)	(26.4)

Income before tax	1,195	1,101	8.5

Income tax	(308)	(301)	2.2

Net income	887	800	10.9

Net income attributed to non-controlling interests	(1)	(1)	(2.8)

Net income attributed to parent company	885	799	10.9

As discussed above under “Factors Affecting the Comparability of our Results of Operations and Financial Condition”, the average Mexican peso to euro exchange rate for the six months ended June 30, 2011 decreased compared to the average exchange rate for the six months ended June 30, 2010 resulting in a slight positive exchange rate effect on the income statement for the six months ended June 30, 2011.

-	Net interest income

Net interest income for the six months ended June 30, 2011 was €1,933 million, a 6.4% increase from the €1,817 million recorded for the six months ended June 30, 2010, mainly due to increased business activity, with greater volumes of lending and customer funds.

-	Net fees and commissions

Net fees and commissions of this business area for the six months ended June 30, 2011 amounted to €600 million, a 0.8% increase from the €595 million recorded for the six months ended June 30, 2010.

-	Net gains (losses) on financial assets and liabilities and exchange differences

Net gains (losses) on financial assets and liabilities and exchange differences for the six months ended June 30, 2011 was €233 million, the same as for the six months ended June 30, 2010, despite market volatility.

-	Other operating income and expenses (net)

Other operating income and expenses for the six months ended June 30, 2011 was €98 million, a 22.9% increase from the €79 million recorded for the six months ended June 30, 2010, as a result of the growing insurance business, which resulted in an increase of the total premiums written for the six months ended June 30, 2011 by 21.7% period-on-period, as well as the low accident rates in the auto and accident branches.

-	Gross income

As a result of the foregoing, gross income of this business area for the six months ended June 30, 2011, was €2,864 million, a 5.1% increase from the €2,725 million recorded for the six months ended June 30, 2010.

-	Administrative costs

Administrative costs of this business area for the six months ended June 30, 2011 amounted €977 million, a 10.0% increase from the €889 million recorded for the six months ended June 30, 2010, primarily due to a three-year expansion and transformation plan, which was launched in March 2010, implemented to take advantage of expected long-term growth opportunities offered by the Mexican market. Among other initiatives included in such plan, 13 new branches have been opened and over 660 ATMs have been installed over the last 12 months. Personnel expenses are rising in line with inflation.

-	Impairment on financial assets (net)

Impairment on financial assets (net) of this business for the six months ended June 30, 2011 was €612 million, a 6.7% decrease from the €656 million recorded for the six months ended June 30, 2010, primarily due to a modest recovery in economic conditions in Mexico. The business area’s non-performing assets ratio decreased to 3.4% as of June 30, 2011 from 3.8% as of June 30, 2010. As of December 31, 2010 the non-performing asset ratio was 3.2%.

-	Income before tax

As a result of the foregoing, income before tax of this business area for the six months ended June 30, 2011 was €1,195 million, an 8.5% increase from the €1,101 million recorded for the six months ended June 30, 2010.

-	Income tax

Income tax of this business area for the six months ended June 30, 2011 was €308 million, a 2.2% increase from the €301 million recorded for the six months ended June 30, 2010.

-	Net income attributed to parent company

Net income attributed to parent company of this business area for the six months ended June 30, 2011 was €885 million, a 10.9% increase from the €799 million recorded for the six months ended June 30, 2010.

SOUTH AMERICA

	For the Six Months Ended June 30,
	2011	2010	Change
	(In Millions of Euros)		( %)
Net interest income	1,435	1,197	19.8

Net fees and commissions	513	457	12.2
Net gains (losses) on financial assets and liabilities and exchange differences	280	277	0.8
Other operating income and expenses (net)	(98)	(87)	11.7

Gross income	2,130	1,844	15.5

Administrative costs	(878)	(724)	21.2
Depreciation and amortization	(71)	(61)	15.6
Impairment on financial assets (net)	(209)	(214)	(2.4)
Provisions (net) and other gains (losses)	(22)	(13)	67.7

Income before tax	950	832	14.2

Income tax	(175)	(186)	(6.1)

Net income	776	646	20.0

Net income attributed to non-controlling interests	(247)	(194)	27.6

Net income attributed to parent company	529	452	16.8

As discussed above under “Factors Affecting the Comparability of our Results of Operations and Financial Condition”, the average Chilean peso and Colombian peso to euro exchange rates for the six months ended June 30, 2011 decreased compared to the average exchange rates for the six months ended June 30, 2010, while the average exchange rates for the rest of currencies affecting the South America income increased slightly, resulting in a positive exchange rate effect on the income statement for the six months ended June 30, 2011.

-	Net interest income

Net interest income for the six months ended June 30, 2011 was €1,435 million, a 19.8% increase from the €1,197 million recorded for the six months ended June 30, 2010. This increase is mainly due to the growth in volume of lending and customer loans during the period, combined with the maintenance of spreads, despite increasing competitive pressure.

-	Net fees and commissions

Net fees and commissions of this business area amounted to €513 million for the six months ended June 30, 2011, a 12.2% increase from the €457 million recorded for the six months ended June 30, 2010, primarily due to an increase in business activity.

-	Net gains (losses) on financial assets and liabilities and exchange differences

Net gains on financial assets and liabilities and exchange differences of this business area for the six months ended June 30, 2011 were €280 million, a 0.8% increase from the €277 million recorded for the six months ended June 30, 2010.

-	Other operating income and expenses (net)

Other operating income and expenses (net) of this business area for the six months ended June 30, 2011, was a loss of €98 million, compared with a loss of €87 million for the six months ended June 30, 2010. This line mainly includes the adjustment for hyperinflation in Venezuela made since 2009.

-	Gross income

As a result of the foregoing, the gross income of this business area for the six months ended June 30, 2011 was €2,130 million, a 15.5% increase from the €1,844 million recorded for the six months ended June 30, 2010.

-	Administrative costs

Administrative costs of this business area for the six months ended June 30, 2011 were €948 million, a 20.8% increase from the €785 million recorded for the six months ended June 30, 2010, primarily due to the implementation of growth plans, which resulted in the opening of new branches and ATMs.

-	Impairment on financial assets (net)

Impairment on financial assets (net) of this business for the six months ended June 30, 2011 was €209 million, a 2.4% decrease from the €214 million recorded for the six months ended June 30, 2010. The business area’s non-performing assets ratio decreased to 2.4% as of June 30, 2011 from 2.7% as of June 30, 2010. As of December 31, 2010 the non-performing asset ratio was 2.5%.

-	Income before tax

As a result of the foregoing, income before tax of this business area for the six months ended June 30, 2011 amounted to €950 million, a 14.2% increase compared to the €832 million recorded for the six months ended June 30, 2010.

-	Income tax

Income tax of this business area for the six months ended June 30, 2011 was €175 million, a 6.1% decrease from the €186 million recorded for the six months ended June 30, 2010 due to higher tax deductions.

-	Net income attributed to parent company

Net income attributed to parent company of this business area for the six months ended June 30, 2011 was €529 million, a 16.8% increase from the €452 million recorded for the six months ended June 30, 2010.

THE UNITED STATES

	For the Six Months Ended June 30,
	2011	2010	Change
	(In Millions of Euros)		( %)
Net interest income	787	919	(14.4)

Net fees and commissions	317	338	(6.2)
Net gains (losses) on financial assets and liabilities and exchange differences	83	71	17.0
Other operating income and expenses (net)	(25)	(20)	24.4

Gross income	1,163	1,308	(11.1)

Administrative costs	(651)	(652)	(0.1)
Depreciation and amortization	(84)	(100)	(15.3)
Impairment on financial assets (net)	(210)	(336)	(37.4)
Provisions (net) and other gains (losses)	(7)	(16)	(54.0)

Income before tax	210	205	2.2

Income tax	(58)	(59)	(1.9)

Net income	151	146	3.9

Net income attributed to non-controlling interests	—	—	11.7

Net income attributed to parent company	151	146	3.9

As discussed above under “Factors Affecting the Comparability of our Results of Operations and Financial Condition”, the average dollar to euro exchange rate for the six months ended June 30, 2011 increased compared to the average exchange rate for the six months ended June 30, 2010, resulting in a negative exchange rate effect on the income statement for the six months ended June 30, 2011.

-	Net interest income

Net interest income for the six months ended June 30, 2011 was €787 million, a 14.4% decrease from the €919 million for the six months ended June 30, 2010. The fall is partly due to the depreciation of the dollar. Assuming constant exchange rates, the fall would have been 8.8%, due to the reduction in Guaranty’s loans, covered by the Federal Deposit Insurance Corporation (FDIC) asset protection scheme, and as a result of the business area’s loan portfolio de-risking strategy. The developer and construction portfolios, which have high interest rates but also represent a high risk, have contracted significantly during the period, while lower-risk mortgage loans and individual loans and lending to the industrial and commercial sector have grown during the period.

-	Net fees and commissions

Net fees and commissions of this business area for the six months ended June 30, 2011 were €317 million a 6.2% decrease from the €338 million recorded for the six months ended June 30, 2010, due primarily to the exchange rate effect. Assuming constant exchange rates, fees were stable.

-	Net gains (losses) on financial assets and liabilities and exchange differences

Net gains (losses) on financial assets and liabilities and exchange differences of this business area for the six months ended June 30, 2011 were gains of €83 million, a 17.0% increase from the gains of €71 million recorded for the six months ended June 30, 2010.

-	Other operating income and expenses (net)

Other operating income and expenses (net) of this business area for the six months ended June 30, 2011 were a loss of €25 million, compared to a loss of €20 million recorded for the six months ended June 30, 2010, mainly due to higher contributions to the Federal Deposit Insurance Corporation (FDIC).

-	Gross income

As a result of the foregoing, gross income of this business area for the six months ended June 30, 2011 was €1,163 million, an 11.1% decrease from the €1,308 million recorded for the six months ended June 30, 2010.

-	Administrative costs

Administrative costs of this business area for the six months ended June 30, 2011 were €651 million, a 0.1% decrease from the €652 million recorded for the six months ended June 30, 2010. The fall was due to the effect of the exchange rate, as well as strict cost control that has helped improve the area’s profitability.

-	Impairment on financial assets (net)

Impairment on financial assets (net) of this business for the six months ended June 30, 2011 was €210 million, a 37.4% decrease from the €336 million recorded for the six months ended June 30, 2010, primarily due to the improved portfolio quality in all the business units. The non-performing assets ratio of this business area as of June 30, 2011 decreased to 4.2% from 4.3% as of June 30, 2010. As of December 31, 2010 the non-performing asset ratio was 4.4%.

-	Provisions (net) and other gains (losses)

Provisions (net) and other gains (losses) for the six months ended June 30, 2011 reflected losses of €7 million, compared to the €16 million losses recorded for the six months ended June 30, 2010, due to lower provisions for contingent liabilities.

-	Income before tax

As a result of the foregoing, the income before tax of this business area for the six months ended June 30, 2011 was €210 million, a 2.2% increase from the €205 million recorded for the six months ended June 30, 2010.

-	Income tax

Income tax of this business area for the six months ended June 30, 2011 was €58 million, a 1.9% decrease from the €59 million recorded for the six months ended June 30, 2010.

-	Net income attributed to parent company

Net income attributed to parent company of this business area for the six months ended June 30, 2011 was €151 million, a 3.9% increase from the €146 million recorded for the six months ended June 30, 2010.

CORPORATE ACTIVITIES

	For the Six Months Ended June 30,
	2011	2010	Change
	(In Millions of Euros)		( %)
Net interest income	(283)	275	n.m. (1)

Net fees and commissions	(119)	(108)	10.1
Net gains (losses) on financial assets and liabilities and exchange differences	227	401	(43.3)
Other operating income and expenses (net)	173	161	7.3

Gross income	(1)	729	n.m. (1)

Administrative costs	(335)	(291)	15.2
Depreciation and amortization	(129)	(108)	19.6
Impairment on financial assets (net)	(57)	(763)	(92.5)
Provisions (net) and other gains (losses)	(478)	(312)	53.1

Income before tax	(1,001)	(746)	34.1

Income tax	428	228	88.0

Net income	(573)	(519)	10.4

Net income attributed to non-controlling interests	2	12	(87.9)

Net income attributed to parent company	(572)	(506)	12.8

(1)	Not meaningful.

-	Net interest income

Net interest income for the six months ended June 30, 2011 was a loss of €283 million, compared to a gain of €275 million recorded for the six months ended June 30, 2010. The figure is still affected by the end of the repricing process for mortgage loans following the fall in interest rates in 2009 and the subsequent rise in the interest-rate curve in the euro area.

-	Net fees and commissions

Net fees and commissions of this business area amounted to a loss of €119 million for 2011, a 10.1% increase from the €108 million loss recorded for the six months ended June 30, 2010.

-	Net gains (losses) on financial assets and liabilities and exchange differences

Net gains (losses) on financial assets and liabilities and exchange differences of this business area for the six months ended June 30, 2011 were €227 million, a 43.3% decrease from the €401 million recorded for the six months ended June 30, 2010. The six months ended June 30, 2010 included elevated income generated in the first quarter of 2010 by the sales of financial assets from the ALCO portfolio, which generated significant capital gains by taking advantage of price volatility in the sovereign bond markets, which was not repeated for the six months ended June 30, 2011.

-	Other operating income and expenses (net)

Other operating income and expenses (net) of this business area for the six months ended June 30, 2011 was €173 million, a 7.3% increase on the €161 million recorded for the six months ended June 30, 2010. Its main component continues to be the dividends from BBVA’s investment in Telefónica, S.A.

-	Gross income

As a result of the foregoing, gross income of this business area for the six months ended June 30, 2011 was a loss of €1 million, compared with a €729 million gain recorded for the six months ended June 30, 2010.

-	Administrative costs

Administrative costs of this business area for the six months ended June 30, 2011 were €335 million, a 15.2% increase from the €291 million recorded for the six months ended June 30, 2010, primarily due to the increase in costs associated with certain investments that are currently being carried out including, for example, new investments in systems, brand and corporate identity.

-	Impairment on financial assets (net)

Impairment on financial assets (net) of this business area for the six months ended June 30, 2011 was €57 million, a 92.5% decrease from the €763 million recorded for the six months ended June 30, 2010, principally due to the fact that the six months ended June 30, 2010 were negatively affected by the sharp increase in non-performing loans in this area.

-	Provisions (net) and other gains (losses)

Provisions (net) and other gains (losses) for the six months ended June 30, 2011 amounted to €478 million, a 53.1% increase from the €312 million recorded for the six months ended June 30, 2010, primarily due to an increase in provisions for foreclosed assets and real estate assets designed to maintain coverage.

-	Income before tax

As a result of the foregoing, income before tax of this business area for the six months ended June 30, 2011 was a loss of €1,001 million, compared to a loss of €746 million recorded for the six months ended June 30, 2010.

-	Income tax

Income tax of this business area for the six months ended June 30, 2011 was €2 million in income, an 87.9% decrease from €12 million in income recorded for the six months ended June 30, 2010.

-	Net income attributed to parent company

Net income attributed to parent company of this business area for the six months ended June 30, 2011 was a loss of €572 million, compared to a loss of €506 million for the six months ended June 30, 2010.

Liquidity and Capital Resources

Our principal source of funds is our customer deposit base, which consists primarily of demand, savings and time deposits. In addition to relying on our customer deposits, we also access the interbank market (overnight and time deposits) and domestic and international capital markets for our additional liquidity requirements. To access the capital markets, we have in place a series of domestic and international programs for the issuance of commercial paper and medium- and long-term debt. We also generally maintain a diversified portfolio of liquid assets and securitized assets. Another source of liquidity is our generation of cash flow. Finally, we supplement our funding requirements, to a very limited extent, with borrowings from the Bank of Spain, mostly short-term and at market interest rates, which is a common practice in Spain.

Liquidity risk management and controls are explained in Note 7.3 to the Interim Consolidated Financial Statements. In addition, information on outstanding contractual maturities of assets and liabilities is provided in Note 7.5 to the Interim Consolidated Financial Statements. For information concerning our short-term borrowing, see “Selected Statistical Information—LIABILITIES—Short-term Borrowings”.

The following table shows the balances as of June 30, 2011 and December 31, 2010 of our principal sources of funds (including accrued interest, hedge transactions and issue expenses):

	As of June 30, 2011	As of December 31, 2010
	(In Millions of Euros)
Customer deposits	278,496	275,789
Due to credit entities	80,545	68,180
Debt securities in issue	104,259	102,599
Other financial liabilities	7,948	6,596

Total	471,248	453,164

Customer deposits

Customer deposits amounted to €278,496 million as of June 30, 2011, compared to €275,789 million as of December 31, 2010. The increase from December 31, 2010 to June 30, 2011 (1.0%) was primarily caused by an increase in time deposits in the domestic sector and low-cost funds in the non-domestic sector.

Our customer deposits, excluding assets sold under repurchase agreements amounted to €246,336 million as of June 30, 2011 compared to €251,780 million as of December 31, 2010.

Due to credit entities

Amounts due to credit entities amounted to €80,545 million as of June 30, 2011, compared to €68,180 million as of December 31, 2010. The increase as of June 30, 2011 compared to December 31, 2010, was primarily a result of an increase in the amount borrowed from the ECB.

Capital markets

We make issuances in the domestic and international capital markets to finance our business. As of June 30, 2011 we had €86,674 million of debt certificates outstanding, comprising €74,086 million in bonds and debentures and €12,588 million in promissory notes and other securities, compared to €85,179 million, €71,964 million and €13,215 million outstanding as of December 31, 2010, respectively. See Note 23.4 to the Interim Consolidated Financial Statements.

In addition, we had a total of €11,797 million of subordinated debt, which included €2,000 million of convertible subordinated securities issued in September 2009, and €5,115 million of preferred securities outstanding as of June 30, 2011, and included in the total of debt securities outstanding, compared to €11,569 million and €5,202 million outstanding as of December 31, 2010, respectively. The breakdown as of June 30, 2011 of the outstanding subordinated debt and preferred securities by entity issuer, maturity, interest rate and currency is disclosed in Appendix VIII of the Interim Consolidated Financial Statements. The BBVA Board of Directors at its meeting held on June 22, 2011 agreed to convert the entirety of the mandatory convertible subordinate bonds, see “Subsequent Events”.

The following is a breakdown as of June 30, 2011 of the maturities of our wholesale issues by nature of the securities issued:

Maturity of wholesale issues	2011	2012	2013	After 2013	Total
	(in Millions of euros)
Senior debt	1,669	6,335	4,252	6,469	18,726
Mortgage-covered bonds	—	2,295	6,762	25,939	34,996
Public covered bonds	2,496	978	2,142	2,465	8,081
Regulatory equity instruments	60	9	10	12,220	12,299
Other long term financial instruments	—	162	135	809	1,106

Total	4,225	9,778	13,301	47,903	75,207

Generation of Cash Flow

We operate in Spain, Mexico, the United States and over 30 other countries, mainly in Europe and Latin America. Our banking subsidiaries around the world, including BBVA Compass, are subject to supervision and regulation by a variety of regulatory bodies relating to, among other things, the satisfaction of minimum capital requirements. The obligation to satisfy such capital requirements may affect the ability of our banking subsidiaries, including BBVA Compass, to transfer funds to us in the form of cash dividends, loans or advances. In addition, under the laws of the various jurisdictions where our subsidiaries, including BBVA Compass, are incorporated, dividends may only be paid out of funds legally available therefor. For example, BBVA Compass is incorporated in Alabama and under Alabama law it is not able to pay any dividends without the prior approval of the Superintendent of Banking of Alabama if the dividend would exceed the total net earnings for the year combined with the bank’s retained net earnings of the preceding two years.

Even where minimum capital requirements are met and funds are legally available therefore, the relevant regulator could advise against the transfer of funds to us in the form of cash dividends, loans or advances, for prudence reasons or otherwise.

There is no assurance that in the future other similar restrictions will not be adopted or that, if adopted, they will not negatively affect our liquidity. The geographic diversification of our businesses, however, could help to limit the effect on the Group any restrictions that could be adopted in any given country.

We believe that our working capital is sufficient for our present requirements and to pursue our planned business strategies.

See Note 53 of the Interim Consolidated Financial Statements for additional information on our Consolidated Statements of Cash Flows.

Capital

Under the Bank of Spain’s capital adequacy regulations, as of June 30, 2011 and December 31, 2010, we were required to have a ratio of consolidated stockholders’ equity to risk-weighted assets and off-balance sheet items (net of certain amounts) of not less than 8%. As of June 30, 2011, this ratio was 10.8%, down from 11.9% as of December 31, 2010, and our stockholders’ equity exceeded the minimum level required by 34.6%, down from 48.5% at the prior year-end.

Based on the framework of the Basel II and using such additional assumptions as we consider appropriate, we have estimated that as of June 30, 2011 and December 31, 2010 our consolidated Tier I risk-based capital ratio was 9.8%, and 10.5%, respectively, and our consolidated total risk-based capital ratio (consisting of both Tier I capital and Tier II capital) was 12.8% and 13.7%, respectively. The Basel II recommends that these ratios be at least 4% and 8%, respectively.

For qualitative and quantitative information on the principal risks we face, including market, credit, and liquidity risks as well as information on funding and treasury policies and exchange rate risk, see Note 7 of the Interim Consolidated Financial Statements.

New stress tests have been conducted in recent months on 91 European financial institutions, coordinated by the European Banking Authority (EBA), in cooperation with the European Central Bank (ECB), the European Commission and the European Systemic Risk Board (ESRB). The results released on July 15, 2011, show that the BBVA Group is one of the European institutions that would best maintain its current solvency levels, even in the most adverse scenario that incorporates the additional impact of a possible sovereign risk crisis and a substantial reduction in the valuation of the real estate assets.

Off-Balance Sheet Arrangements

In addition to loans, we had outstanding the following contingent liabilities and commitments at the dates indicated:

	As of June 30, 2011	As of December 31, 2010
	(in Millions of Euros)
Contingent liabilities:
Rediscounts, endorsements and acceptances	97	49
Guarantees and other sureties	28,795	28,092
Other contingent liabilities	7,468	8,300

Total contingent liabilities	36,360	36,441

Commitments:
Balances drawable by third parties:
Credit entities	2,513	2,303
Public authorities	2,617	4,135
Other domestic customers	27,934	27,201
Foreign customers	57,704	53,151

Total balances drawable by third parties	90,768	86,790
Other commitments	5,522	3,784

Total commitments	96,290	90,574

Total contingent liabilities and commitments	132,650	127,015

In addition to the contingent liabilities and commitments described above, the following table provides information regarding off-balance sheet funds managed by us as of June 30, 2011 and December 31, 2010:

	As of June 30, 2011	As of December 31, 2010
	(in Millions of Euros)
Mutual funds	45,888	41,006
Pension funds	70,985	72,598
Other managed assets	25,434	25,435

Total	142,307	139,039

See Note 38 to the Interim Consolidated Financial Statements for additional information with respect to our off-balance sheet arrangements.

MAJOR SHAREHOLDERS

As of June 30, 2011, Manuel Jove Capellán beneficially owned a capital interest of 5.07%. To our knowledge, no other person, corporation or government beneficially owned, directly or indirectly, five percent or more of BBVA’s shares. BBVA’s major shareholders do not have voting rights which are different from those held by the rest of its shareholders. To the extent known to us, BBVA is not controlled, directly or indirectly, by any other corporation, government or any other natural or legal person. As of June 30, 2011, there were 946,306 registered holders of BBVA’s shares, with an aggregate of 4,551,602,570 shares, of which 245 shareholders with registered addresses in the United States held a total of 1,096,205,695 shares (including shares represented by American Depositary Receipts (“ADRs”). Since certain of such shares and ADRs are held by nominees, the foregoing figures are not representative of the number of beneficial holders. Our directors and executive officers did not own any ADRs as of June 30, 2011.

SUBSEQUENT EVENTS

Conversion of subordinated bonds into ordinary shares

At its meeting held on June 22, 2011, the BBVA Board of Directors agreed to convert any outstanding mandatory convertible subordinate bonds issued by BBVA on September 30, 2009 for a nominal amount of €2,000 million, which terms provided for certain early conversion in favor of the issuer (the “Convertible Bonds”). The conversion took place on one of the payment dates for the Convertible Bonds, July 15, 2011, in accordance with terms of the Convertible Bonds. The conversion was mandatory for all Convertible Bonds holders.

Likewise, it was agreed to proceed with the issue of the 273,190,927 ordinary BBVA shares needed for the conversion of the Convertible Bonds. The capital increase was approved by the Board of Directors on July 27, 2009 by virtue of the delegation of the Annual General Meeting held on March 14, 2008 in point 6 of the agenda.

The conversion price was based on the average closing price of BBVA stock on the Stock Market Interconnection System (SIBE) for the five trading days prior to the coupon payment date of July 15, 2011. Thus the issue price of the new shares was the prevailing market price of the BBVA shares, which amounted to €7.3206 per share.

Moreover, in accordance with the resolution of the Board of Directors of BBVA of June 22, 2011, the issue price of the new shares corresponded to the conversion price of the Convertible Bonds, so the capital increase amounted to a nominal of €133,863,554.23, and a share premium of €1,866,057,945.9662.

As of the date of preparation of the accompanying Interim Consolidated Financial Statements, BBVA’s share capital amounted to €2,364,148,813.53, divided into 4,824,793,497 fully subscribed and paid-up registered shares, all of the same class and series, at €0.49 par value each, represented through book-entry accounts whose aggregate premium stood at €18,970 million.

Takeover of Finanzia Banco de Crédito S.A.U.

The directors of the banks Finanzia Banco de Crédito S.A.U. and Banco Bilbao Vizcaya Argentaria, S.A., in meetings of their respective boards of directors held on January 28, 2011 and February 1, 2011, respectively, approved a project for the takeover of Finanzia Banco de Crédito, S.A.U. by Banco Bilbao Vizcaya Argentaria, S.A. and the subsequent transfer of all its equity interest to Banco Bilbao Vizcaya Argentaria, S.A., which acquires all the rights and obligations of Finanzia Banco de Crédito S.A.U. through universal succession.

The merger agreement was submitted for approval at the general meetings of the shareholders of the companies involved.

The merger was entered into the Companies Register on July 1, 2011, and thus on this date the target bank was dissolved, although for accounting purposes the takeover was carried out on January 1, 2011.

2nd Scrip Dividend – “Dividendo Opción”

On the Annual General Meeting held on March 11, 2011 shareholders approved a free-of-charge capital increase for the instrumentation of the system of shareholder remuneration called “Dividendo Opción”, which permits shareholders to elect to receive the amount corresponding to one of the traditional cash dividends of 2011 in BBVA shares or ADSs or, at their election, in cash.

On September 27, 2011, BBVA’s Board of Directors decided to execute such free-of-charge capital increase in connection with the Dividendo Opción to be implemented in October, generally coinciding with the typical dates of payment of our second interim dividend. According to the terms of the Board of Director’s resolution, each shareholder will be able to receive either a gross amount of 0.10 Euros per share or one new share for each 56 existing shares held.

ADDITIONAL INFORMATION

The Group is party to certain legal actions in a number of jurisdictions, including, among others, Spain, Mexico and the United States, arising in the ordinary course of business. BBVA considers that none of such actions is material, individually or in the aggregate, and none of such actions is expected to result in a material adverse effect on the Group’s financial position, results of operations or liquidity, either individually or in the aggregate. Management believes that adequate provisions have been made in respect of the actions arising in the ordinary course of business. BBVA has not disclosed to the markets any contingent liability that could arise from such actions as it does not consider them material.

Unaudited Interim Consolidated Financial

Statements and Explanatory Notes

Corresponding to the Six Months Period Ended

June 30, 2011

APPENDICEES

APPENDIX I. Financial Statements of Banco Bilbao Vizcaya Argentaria, S.A.	F-140

APPENDIX II. Additional information on consolidated subsidiaries composing the BBVA Group	F-149

APPENDIX III. Additional information on the jointly controlled companies accounted for using the proportionate consolidation method in the BBVA Group	F-157

APPENDIX IV. Additional information on investments and jointly controlled companies consolidated using the equity method in the BBVA Group	F-158

APPENDIX V. Changes and notification of investments and divestments in the BBVA Group in the six months ended June 30, 2011	F-159

APPENDIX VI. Fully consolidated subsidiaries with more than 10% owned by non-Group shareholders as of June 30, 2011	F-162

APPENDIX VII. BBVA Group’s securitization funds	F-163

APPENDIX VIII. Breakdown of the outstanding subordinated debt and preferred securities issued by the Bank or entities in the Group consolidated as of June 30, 2011	F-164

APPENDIX IX. Interim consolidated balance sheets held in foreign currencies as of June 30, 2011 and December 31, 2010	F-168

APPENDIX X: Information on data derived from the special accounting registry	F-169

APPENDIX XI: Risks related to the developer and real-estate sector in Spain	F-174

APPENDIX XII. Glossary	F-178

Banco Bilbao Vizcaya Argentaria, S.A. and companies composing the Banco Bilbao Vizcaya Argentaria Group

Unaudited Consolidated balance sheets as of June 30, 2011 and December 31, 2010

(Notes 1 to 5)

		Millions of Euros
ASSETS	Notes	June 2011	December 2010 (*)
CASH AND BALANCES WITH CENTRAL BANKS	9	21,369	19,981

FINANCIAL ASSETS HELD FOR TRADING	10	63,421	63,283

Loans and advances to credit institutions		—	—
Loans and advances to customers		—	—
Debt securities		26,052	24,358
Equity instruments		6,021	5,260
Trading derivatives		31,348	33,665

OTHER FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	11	2,912	2,774

Loans and advances to credit institutions		—	—
Loans and advances to customers		—	—
Debt securities		646	688
Equity instruments		2,266	2,086

AVAILABLE-FOR-SALE FINANCIAL ASSETS	12	60,599	56,456

Debt securities		55,008	50,875
Equity instruments		5,591	5,581

LOANS AND RECEIVABLES	13	371,314	364,707

Loans and advances to credit institutions		22,890	23,637
Loans and advances to customers		346,222	338,857
Debt securities		2,202	2,213

HELD-TO-MATURITY INVESTMENTS	14	9,334	9,946

FAIR VALUE CHANGES OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	15	—	40

HEDGING DERIVATIVES	15	2,685	3,563

NON-CURRENT ASSETS HELD FOR SALE	16	1,701	1,529

INVESTMENTS IN ENTITIES ACCOUNTED FOR USING THE EQUITY METHOD	17	4,518	4,547

Associates		4,237	4,247
Jointly controlled entities		281	300

INSURANCE CONTRACTS LINKED TO PENSIONS		—	—

REINSURANCE ASSETS	18	34	28

TANGIBLE ASSETS	19	6,965	6,701

Property, plants and equipment		5,415	5,132
For own use		4,646	4,408
Other assets leased out under an operating lease		769	724
Investment properties		1,550	1,569

INTANGIBLE ASSETS	20	9,722	8,007

Goodwill		8,080	6,949
Other intangible assets		1,642	1,058

TAX ASSETS	21	6,668	6,649

Current		1,284	1,113
Deferred		5,384	5,536

OTHER ASSETS	22	7,463	4,527

Inventories		3,348	2,788
Rest		4,115	1,739

TOTAL ASSETS		568,705	552,738

(*)	Presented for comparison purposes only

The accompanying Notes 1 to 59 and Appendices I to XII are an integral part of the consolidated balance sheet as of June 30, 2011.

Banco Bilbao Vizcaya Argentaria, S.A. and companies composing the Banco Bilbao Vizcaya Argentaria Group

Unaudited Consolidated balance sheets as of June 30, 2011 and December 31, 2010

(Notes 1 to 5)

		Millions of Euros
LIABILITIES AND EQUITY	Notes	June 2011	December 2010 (*)
FINANCIAL LIABILITIES HELD FOR TRADING	10	34,686	37,212

Deposits from central banks		—	—
Deposits from credit institutions		—	—
Customer deposits		—	—
Debt certificates		—	—
Trading derivatives		31,119	33,166
Short positions		3,567	4,046
Other financial liabilities		—	—

OTHER FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	11	1,815	1,607

Deposits from central banks		—	—
Deposits from credit institutions		—	—
Customer deposits		—	—
Debt certificates		—	—
Subordinated liabilities		—	—
Other financial liabilities		1,815	1,607

FINANCIAL LIABILITIES AT AMORTIZED COST	23	471,248	453,164

Deposits from central banks		19,708	11,010
Deposits from credit institutions		60,837	57,170
Customer deposits		278,496	275,789
Debt certificates		86,673	85,179
Subordinated liabilities		17,586	17,420
Other financial liabilities		7,948	6,596

FAIR VALUE CHANGES OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	15	13	(2)

HEDGING DERIVATIVES	15	1,452	1,664

LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE	16	—	—

LIABILITIES UNDER INSURANCE CONTRACTS	24	7,607	8,034

PROVISIONS	25	8,194	8,322

Provisions for pensions and similar obligations		5,670	5,980
Provisions for taxes and other legal contingencies		322	304
Provisions for contingent exposures and commitments		282	264
Other provisions		1,920	1,774

TAX LIABILITIES	21	2,107	2,195

Current		538	604
Deferred		1,569	1,591

OTHER LIABILITIES	22	3,940	3,067

TOTAL LIABILITIES		531,062	515,263

(*)	Presented for comparison purposes only

		Millions of Euros
LIABILITIES AND EQUITY (Continued)	Notes	June 2011	December 2010 (*)
STOCKHOLDERS’ FUNDS		38,677	36,689

Common Stock	27	2,230	2,201
Issued		2,230	2,201
Unpaid and uncalled (-)		—	—
Share premium	28	17,104	17,104
Reserves	29	17,903	14,360
Accumulated reserves (losses)		17,538	14,305
Reserves (losses) of entities accounted for using the equity method		365	55
Other equity instruments		42	37
Equity component of compound financial instruments		—	—
Other equity instruments		42	37
Less: Treasury stock	30	(354)	(552)
Income attributed to the parent company		2,339	4,606
Less: Dividends and remuneration		(587)	(1,067)

VALUATION ADJUSTMENTS	31	(2,596)	(770)

Available-for-sale financial assets		125	333
Cash flow hedging		74	49
Hedging of net investment in foreign transactions		(16)	(158)
Exchange differences		(2,576)	(978)
Non-current assets held-for-sale		—	—
Entities accounted for using the equity method		(203)	(16)
Other valuation adjustments		—	—

NON-CONTROLLING INTEREST	32	1,562	1,556

Valuation adjustments		(169)	(86)
Rest		1,731	1,642

TOTAL EQUITY		37,643	37,475

TOTAL LIABILITIES AND EQUITY		568,705	552,738

		Millions of Euros
MEMORANDUM ITEM	Notes	June 2011	December 2010 (*)
CONTINGENT EXPOSURES	34	36,360	36,441

CONTINGENT COMMITMENTS	34	96,290	90,574

(*)	Presented for comparison purposes only

The accompanying Notes 1 to 59 and Appendices I to XII are an integral part of the consolidated balance sheet as of June 30, 2011.

Banco Bilbao Vizcaya Argentaria, S.A. and companies composing the Banco Bilbao Vizcaya Argentaria Group

Unaudited Consolidated income statements for the six months ended June 30, 2011 and 2010

(Notes 1 to 5)

	Notes	Millions of Euros
		June 2011	June 2010 (*)
INTEREST AND SIMILAR INCOME	39	11,501	10,457
INTEREST AND SIMILAR EXPENSES	39	(5,112)	(3,520)
NET INTEREST INCOME		6,389	6,937

DIVIDEND INCOME	40	282	257
SHARE OF PROFIT OR LOSS OF ENTITIES ACCOUNTED FOR USING THE EQUITY METHOD	41	243	151
FEE AND COMMISSION INCOME	42	2,745	2,678
FEE AND COMMISSION EXPENSES	43	(464)	(406)
NET GAINS (LOSSES) ON FINANCIAL ASSETS AND LIABILITIES	44	729	1,067
Financial instruments held for trading		669	490
Other financial instruments at fair value through profit or loss		15	18
Other financial instruments not at fair value through profit or loss		45	559
Rest		—	—
EXCHANGE DIFFERENCES (NET)		359	56
OTHER OPERATING INCOME	45	2,028	1,771
Income on insurance and reinsurance contracts		1,618	1,324
Financial income from non-financial services		277	296
Rest of other operating income		133	151
OTHER OPERATING EXPENSES	45	(1,886)	(1,631)
Expenses on insurance and reinsurance contracts		(1,179)	(942)
Changes in inventories		(113)	(259)
Rest of other operating expenses		(594)	(430)
GROSS INCOME		10,425	10,880

ADMINISTRATION COSTS	46	(4,433)	(4,015)
Personnel expenses		(2,582)	(2,364)
General and administrative expenses		(1,851)	(1,651)
DEPRECIATION AND AMORTIZATION	47	(404)	(365)
PROVISIONS (NET)	48	(234)	(270)
IMPAIRMENT LOSSES ON FINANCIAL ASSETS (NET)	49	(1,986)	(2,419)
Loans and receivables		(1,978)	(2,350)
Other financial instruments not at fair value through profit or loss		(8)	(69)
NET OPERATING INCOME		3,368	3,811

(*)	Presented for comparison purposes only.

Unaudited Consolidated income statements for the six months ended June 30, 2011 and 2010

(Notes 1 to 5)

	Notes	Millions of Euros
(Continued)		June 2011	June 2010 (*)
NET OPERATING INCOME		3,368	3,811

IMPAIRMENT LOSSES ON OTHER ASSETS (NET)	50	(184)	(196)
Goodwill and other intangible assets		—	—
Other assets		(184)	(196)
GAINS (LOSSES) ON DERECOGNIZED ASSETS NOT CLASSIFIED AS NON-CURRENT ASSETS HELD FOR SALE	51	24	11
NEGATIVE GOODWILL		—	1
GAINS (LOSSES) IN NON-CURRENT ASSETS HELD FOR SALE NOT CLASSIFIED AS DISCONTINUED OPERATIONS	52	(65)	24
INCOME BEFORE TAX		3,143	3,651

INCOME TAX	21	(558)	(941)
INCOME FROM CONTINUING TRANSACTIONS		2,585	2,710

INCOME FROM DISCONTINUED TRANSACTIONS (NET)		—	—
NET INCOME		2,585	2,710

Net Income attributed to parent company		2,339	2,527
Net income attributed to non-controlling interests	32	246	183

	Note	Euros
		June 2011	June 2010 (*)
EARNINGS PER SHARE	5
Basic earnings per share		0.50	0.62
Diluted earnings per share		0.50	0.62

(*)	Presented for comparison purposes only.

The accompanying Notes 1 to 59 and Appendices I to XII are an integral part of the consolidated income statement for the six months ended June 30, 2011.

Banco Bilbao Vizcaya Argentaria, S.A. and companies composing the Banco Bilbao Vizcaya Argentaria Group

Unaudited Statements of recognized consolidated income and expenses for the six months ended June 30, 2011 and 2010

(Notes 1 to 5)

	Millions of Euros
	June 2011	June 2010 (*)
NET INCOME RECOGNIZED IN INCOME STATEMENT	2,585	2,710

OTHER RECOGNIZED INCOME (EXPENSES)	(1,908)	814

Available-for-sale financial assets	(255)	(2,048)
Valuation gains/(losses)	(280)	(2,151)
Amounts removed to income statement	25	100
Reclassifications	—	3
Cash flow hedging	27	(47)
Valuation gains/(losses)	(1)	(59)
Amounts removed to income statement	28	12
Amounts removed to the initial carrying amount of the hedged items	—	—
Reclassifications	—	—
Hedging of net investment in foreign transactions	142	(585)
Valuation gains/(losses)	142	(585)
Amounts removed to income statement	—	—
Reclassifications	—	—
Exchange differences	(1,604)	3,000
Valuation gains/(losses)	(1,609)	2,927
Amounts removed to income statement	5	73
Reclassifications	—	—
Non-current assets held for sale	—	—
Valuation gains/(losses)	—	—
Amounts removed to income statement	—	—
Reclassifications	—	—
Actuarial gains and losses in post-employment plans	—	—
Entities accounted for using the equity method	(187)	364
Valuation gains/(losses)	(187)	364
Amounts removed to income statement	—	—
Reclassifications	—	—
Rest of recognized income and expenses	—	—
Income tax	(31)	130

TOTAL RECOGNIZED INCOME/EXPENSES	677	3,524

Attributed to the parent company	513	3,433
Attributed to minority interests	164	91

(*)	Presented for comparison purposes only.

The accompanying Notes 1 to 59 and Appendices I to XII are an integral part of the consolidated statements of recognized income and expenses for the six months ended June 30, 2011.

Banco Bilbao Vizcaya Argentaria, S.A. and companies composing the Banco Bilbao Vizcaya Argentaria Group

Unaudited Consolidated statements of changes in equity for the six months ended June 30, 2011 and 2010

(Notes 1 to 5)

	Millions of Euros
	Total Equity Attributed to the Parent Company											Non- controlling Interests (Note 32)	Total Equity
	Stockholders’ Funds									Valuation Adjustments (Note 31)	Total
	Common Stock (Note 27)	Share Premium (Note 28)	Reserves (Note 29)		Other Equity Instruments	Less: Treasury Stock (Note 30)	Profit for the Year Attributed to Parent Company	Less: Dividends and Remunerations (Note 4)	Total Stockholders’ Funds
June 2011			Reserves (Accumulated Losses)	Reserves (Losses) from Entities Accounted for Using the Equity Method
Balances as of January 1, 2011	2,201	17,104	14,305	55	37	(552)	4,606	(1,067)	36,689	(770)	35,919	1,556	37,475
Effect of changes in accounting policies	—	—	—	—	—	—	—	—	—	—	—	—	—
Effect of correction of errors	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjusted initial balance	2,201	17,104	14,305	55	37	(552)	4,606	(1,067)	36,689	(770)	35,919	1,556	37,475
Total income/expense recognized	—	—	—	—	—	—	2,339	—	2,339	(1,826)	513	164	677
Other changes in equity	29	—	3,233	310	5	198	(4,606)	480	(351)	—	(351)	(158)	(509)
Common stock increase	29	—	(29)	—	—	—	—	—	—	—	—	—	—
Common stock reduction	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of financial liabilities into capital	—	—	—	—	—	—	—	—	—	—	—	—	—
Increase of other equity instruments	—	—	—	—	5	—	—	—	5	—	5	—	5
Reclassification of financial liabilities to other equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—
Reclassification of other equity instruments to financial liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—
Dividend distribution	—	—	—	—	—	—	—	(587)	(587)	—	(587)	(192)	(779)
Transactions including treasury stock and other equity instruments (net)	—	—	17	—	—	198	—	—	215	—	215	—	215
Transfers between total equity entries	—	—	3,230	309	—	—	(4,606)	1,067	—	—	—	—	—
Increase/Reduction due to business combinations	—	—	—	—	—	—	—	—	—	—	—	—	—
Payments with equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—
Rest of increases/reductions in total equity	—	—	15	1	—	—	—	—	16	—	16	34	50

Balances as of June 30, 2011	2,230	17,104	17,538	365	42	(354)	2,339	(587)	38,677	(2,596)	36,081	1,562	37,643

Unaudited Consolidated statements of changes in equity for the six months ended June 30, 2011 and 2010

(Notes 1 to 5)

	Millions of Euros
	Total Equity Attributed to the Parent Company											Non-controlling Interests (Note 32)	Total Equity (*)
	Stockholders’ Funds									Valuation Adjustments (Note 31)	Total
	Common Stock (Note 27)	Share Premium (Note 28)	Reserves (Note 29)		Other Equity Instruments	Less: Treasury Stock (Note 30)	Profit for the Year Attributed to Parent Company	Less: Dividends and Remunerations (Note 4)	Total Stockholders’ Funds
June 2010			Reserves (Accumulated Losses)	Reserves (Losses) from Entities Accounted for Using the Equity Method
Balances as of January 1, 2010	1,837	12,453	11,765	309	12	(224)	4,210	(1,000)	29,362	(62)	29,300	1,463	30,763
Effect of changes in accounting policies	—	—	—	—	—	—	—	—	—	—	—	—	—
Effect of correction of errors	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjusted initial balance	1,837	12,453	11,765	309	12	(224)	4,210	(1,000)	29,362	(62)	29,300	1,463	30,763
Total income/expense recognized	—	—	—	—	—	—	2,527	—	2,527	906	3,433	91	3,524
Other changes in equity	—	—	2,752	(232)	11	(269)	(4,210)	668	(1,280)	—	(1,280)	(155)	(1,435)
Common stock increase	—	—	—	—	—	—	—	—	—	—	—	—	—
Common stock reduction	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of financial liabilities into capital	—	—	—	—	—	—	—	—	—	—	—	—	—
Increase of other equity instruments	—	—	—	—	11	—	—	—	11	—	11	—	11
Reclassification of financial liabilities to other equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—
Reclassification of other equity instruments to financial liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—
Dividend distribution	—	—	—	—	—	—	(557)	(332)	(889)	—	(889)	(161)	(1,050)
Transactions including treasury stock and other equity instruments (net)	—	—	(107)	—	—	(269)	—	—	(376)	—	(376)	—	(376)
Transfers between total equity entries	—	—	2,863	(210)	—	—	(3,653)	1,000	—	—	—	—	—
Increase/Reduction due to business combinations	—	—	—	—	—	—	—	—	—	—	—	—	—
Payments with equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—
Rest of increases/reductions in total equity	—	—	(4)	(22)	—	—	—	—	(26)	—	(26)	6	(20)

Balances as of June 30, 2010	1,837	12,453	14,517	77	23	(493)	2,527	(332)	30,609	844	31,453	1,399	32,852

(*)	Presented for comparison purposes only.

The accompanying Notes 1 to 59 and Appendices I to XII are an integral part of the consolidated statements of changes in equity for the six months ended June 30, 2011.

Banco Bilbao Vizcaya Argentaria, S.A. and companies composing the Banco Bilbao Vizcaya Argentaria Group

Unaudited Consolidated statements of cash flows for the six months ended June 30, 2011 and 2010

(Notes 1 to 5)

	Notes	Millions of Euros
		June 2011	June 2010 (*)
CASH FLOW FROM OPERATING ACTIVITIES (1)	53	8,293	11,590

Net income for the year		2,585	2,710
Adjustments to obtain the cash flow from operating activities:		960	(1,854)
Depreciation and amortization		404	365
Other adjustments		556	(2,219)
Net increase/decrease in operating assets		(11,109)	(19,574)
Financial assets held for trading		(138)	(3,596)
Other financial assets designated at fair value through profit or loss		(138)	(459)
Available-for-sale financial assets		(4,143)	2,791
Loans and receivables		(6,608)	(15,649)
Other operating assets		(82)	(2,661)
Net increase/decrease in operating liabilities		15,299	29,367
Financial liabilities held for trading		(2,526)	10,904
Other financial liabilities designated at fair value through profit or loss		209	284
Financial liabilities at amortized cost		17,917	17,283
Other operating liabilities		(301)	896
Collection/Payments for income tax		558	941

CASH FLOWS FROM INVESTING ACTIVITIES (2)	53	(5,186)	(6,510)

Investment		5,815	6,520
Tangible assets		448	749
Intangible assets		583	176
Investments		2	1,198
Subsidiaries and other business units		4,428	66
Non-current assets held for sale and associated liabilities		354	—
Held-to-maturity investments		—	4,331
Other settlements related to investing activities		—	—
Divestments		629	10
Tangible assets		—	—
Intangible assets		—	—
Investments		—	—
Subsidiaries and other business units		17	10
Non-current assets held for sale and associated liabilities		—	—
Held-to-maturity investments		612	—
Other collections related to investing activities		—	—

(*)	Presented for comparison purposes only.

Unaudited Consolidated statements of cash flows for the six months ended June 30, 2011 and 2010

(Notes 1 to 5)

	Notes	Millions of Euros
(Continued)		June 2011	June 2010 (*)
CASH FLOWS FROM FINANCING ACTIVITIES (3)	53	(337)	(1,570)

Investment		3,960	6,342
Dividends		532	554
Subordinated liabilities		711	1,216
Common stock amortization		—	—
Treasury stock acquisition		2,593	4,118
Other items relating to financing activities		124	454
Divestments		3,623	4,772
Subordinated liabilities		878	934
Common stock increase		—	—
Treasury stock disposal		2,745	3,838
Other items relating to financing activities		—	—

EFFECT OF EXCHANGE RATE CHANGES (4)		(1,373)	2,447

NET INCREASE/DECREASE IN CASH OR CASH EQUIVALENTS (1+2+3+4)		1,397	5,957

CASH OR CASH EQUIVALENTS AT BEGINNING OF THE YEAR		19,967	16,331

CASH OR CASH EQUIVALENTS AT END OF THE YEAR		21,364	22,288

	Notes	Millions of Euros
COMPONENTS OF CASH AND EQUIVALENT AT END OF THE YEAR		June 2011	June 2010 (*)
Cash		3,557	3,355
Balance of cash equivalent in central banks		17,807	18,933
Other financial assets		—	—
Less: Bank overdraft refundable on demand		—	—

TOTAL CASH OR CASH EQUIVALENTS AT END OF THE YEAR	9	21,364	22,288

Of which:
Held by consolidated subsidiaries but not available for the Group		—	—

(*)	Presented for comparison purposes only.

The accompanying Notes 1 to 59 and Appendices I to XII are an integral part of the consolidated statements of cash flows for the six months ended June 30, 2011.

Banco Bilbao Vizcaya Argentaria, S.A. and companies composing the Banco Bilbao Vizcaya Argentaria Group

Notes for the Unaudited interim consolidated financial statements corresponding to the six months ended June 30, 2011

1. Introduction, basis of presentation of the interim consolidated financial statements and other information

1.1 Introduction

Banco Bilbao Vizcaya Argentaria, S.A. (hereinafter, the “Bank “or “BBVA”) is a private-law entity, subject to the rules and regulations governing banking institutions operating in Spain. The Bank conducts its business through branches and offices located throughout Spain and abroad.

The Bylaws and other public information about the Bank are available for consultation at its registered address (Plaza San Nicolás, 4 Bilbao).

In addition to the transactions it carries out directly, the Bank heads a group of subsidiaries, jointly-controlled and associated entities which perform a wide range of activities and which together with the Bank constitute the Banco Bilbao Vizcaya Argentaria Group (hereinafter, “the Group” or “BBVA Group”). In addition to its own individual financial statements, the Bank is therefore obliged to prepare the Group’s consolidated financial statements.

As of June 30, 2011, the Group was made up of 305 companies accounted for under the full consolidation method and 29 under the proportionate consolidation method. A further 74 companies are accounted for using the equity method (see Notes 3 and 17 and Appendices II to VII).

The Group’s consolidated financial statements as of December 31, 2010 were approved by the shareholders at the Bank’s Annual General Meeting on March 11, 2011.

1.2. Basis for the presentation of the interim consolidated financial statements

The Group’s accompanying consolidated financial statements are presented in accordance with the International Financial Reporting Standards endorsed by the European Union (hereinafter, EU-IFRS) applicable at June 30, 2011, and additionally considering the Bank of Spain Circular 4/2004, of 22 December 2004 (and as amended thereafter). This Bank of Spain Circular is the regulation that implements and adapts the EU-IFRS for Spanish banks.

The accompanying interim consolidated financial statements were prepared by the Bank’s directors (at the Board Meeting on July 27, 2011) by applying the principles of consolidation, accounting policies and valuation criteria described in Note 2, so that they present fairly the Group’s consolidated equity and financial position as of June 30, 2011, together with the consolidated results of its operations and cash flows generated during the six months ended June 30, 2011. These consolidated financial statements were prepared on the basis of the accounting records kept by the Bank and each of the other entities in the Group, and include the adjustments and reclassifications required to harmonize the accounting policies and valuation criteria used by the Group (see Note 2.2).

All accounting policies and valuation criteria with a significant effect in the accompanying consolidated financial statements were applied in their preparation.

The amounts reflected in the interim consolidated financial statements are presented in millions of euros, except as stated otherwise due to the need for a smaller unit. Therefore, there may be occasions when a balance does not appear in the accompanying consolidated financial statements because it is in units of euros. In addition, the percentage changes are calculated using thousands of euros. The accounting balances have been rounded to present the amounts in millions of euros. As a result, the amounts appearing in some tables may not be the arithmetical sum of the preceding figures.

1.3. Comparative information

The information contained in the accompanying consolidated financial statements and in the explanatory notes referring to December 31, 2010 and June 30, 2010 is presented, solely for comparison purposes, with information relating to June 30, 2011.

As mentioned in Note 6, the business areas and their composition have changed in 2011 compared with 2010. Thus the information relating to the business areas contained in the accompanying consolidated financial statements and in the explanatory notes referring to December 31, 2010 and June 30, 2010 have been reworked using the criteria indicated in Note 6 to make them comparable with the information relating to June 30, 2011.

1.4. Seasonal nature of income and expenses

The nature of the most significant activities and transactions carried out by the Group is mainly related to traditional activities carried out by financial institutions. Therefore, they are not significantly affected by seasonal factors.

1.5. Responsibility for the information and for the estimates made

The information contained in the accompanying BBVA Group consolidated financial statements is the responsibility of the Group’s Directors. In their preparation, estimates were occasionally made by the Bank and consolidated entities in order to quantify some of the assets, liabilities, income, expenses and commitments reported herein. These estimates relate mainly to the following:

•	Impairment on certain financial assets (see Notes 7, 8, 12, 13, 14 and 17).

•	The assumptions used to quantify other provisions (see Note 25) and for the actuarial calculation of post-employment benefit liabilities and commitments (see Note 26).

•	The useful life and impairment losses of tangible and intangible assets (see Notes 16, 19, 20 and 22).

•	The valuation of consolidation goodwill (see Notes 17 and 20).

•	The fair value of certain unlisted financial assets and liabilities (see Notes 7, 8, 10, 11, 12 and 15).

Although these estimates were made on the basis of the best information available as of June 30, 2011 on the events analyzed, events that take place in the future might make it necessary to change them (upwards or downwards) in the coming years.

1.6. BBVA Group model for internal control over financial reporting

The BBVA Group Internal Control over Financial Reporting Model (“ICFR Model”) includes a set of processes and procedures that the Group’s Management has designed to reasonably guarantee fulfillment of the Group’s set control targets. These control targets have been set to ensure the reliability and integrity of the consolidated financial information, as well as the efficiency and effectiveness of transactions and fulfillment of applicable standards.

The ICFR Model is based on the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) international standards. The five components that COSO establishes to determine whether an internal control system is effective and efficient are:

•	Evaluate all of the risks that could arise during the preparation of the financial information.

•	Design the necessary controls to mitigate the most critical risks.

•	Monitor the controls to ensure they are fulfilled and they are effective over time.

•	Establish the right reporting circuits to detect and report system weaknesses or flaws.

•	Set up a suitable control area to track all of these activities.

The BBVA Group ICFR Model is summarized in the following chart:

The ICFR Model is implemented in the Group’s main entities and is based on a common and uniform methodology whose main characteristics are:

•

The BBVA Group has opted for a direct model of individually assigned responsibilities through a more ambitious model of certification aimed to ensure that the internal control extends to a greater range of hierarchical levels and contributes to the culture of control within the Group.

•

The internal control system is dynamic and evolves continuously over time in a way that reflects the reality of the business of the Group at all times, together with the risks affecting it and the controls mitigating these risks.

•

A complete documentation of the processes, risks and control activities is prepared within its scope, including detailed descriptions of the transactions, criteria for evaluation and revisions applied.

To determine the scope of the ICFR Model annual evaluation, the main companies, accounts and most significant processes are identified based on quantitative criteria (probability of occurrence, economic impact and materiality) and qualitative criteria (related to typology, complexity, nature of risks and the business structure), ensuring coverage of critical risks for the BBVA Group consolidated financial statements.

As well as the evaluation that the Internal Control Units performs, ICFR Model is subject to regular evaluations by the Internal Audit Department and is supervised by the Group’s Audit and Compliance Committee.

As a foreign private issuer in the United States, the BBVA Group submits registration Form 20F to the Securities and Exchange Commission (SEC) and thus complies with the requirements pursuant to Section 404 of the Sarbanes-Oxley Act of 2002.

As of December 31, 2010, that report (Form 20F) included a certificate which presented the responsibility for establishing and maintaining a system of internal control over financial reporting that is appropriate for the entity, and stated that this system, at the close of the year 2010, had been effective and did not present any material or significant weaknesses. That report also included the review of an external auditor which stated that the system of internal control over financial reporting was declared to have been effective at the end of the year 2010.

1.7. Mortgage market policies and procedures

The additional disclosures required by Bank of Spain Circular 7/2010, applying Royal Decree 716/2009 of April 24, 2009 (which developed certain aspects of Act 2/1981, of 25 March 1981, on the regulation of the mortgage market and other mortgage and financial market regulations) is detailed in the Appendix X of the accompanying consolidated financial statements.

2. Principles of consolidation, accounting policies and measurement basis applied and recent IFRS pronouncements.

The Glossary (see Appendix XII) enclosed with the accompanying consolidated financial statements of the Group includes the definition of financial and economic terms used in this Note 2 and subsequent explanatory notes.

2.1. Principles of consolidation

The accounting principles and valuation criteria used to prepare the Group’s accompanying consolidated financial statements may differ from those used by certain companies in the Group. For this reason, the required adjustments and reclassifications were made on consolidation to harmonize the principles and criteria used and to make them compliant with EU-IFRSs required to be applied under the Bank of Spain’s Circular 4/2004.

The results of subsidiaries acquired during the year are included taking into account only the period from the date of acquisition to year-end. The results of companies disposed of during any year are included only taking into account the period from the start of the year to the date of disposal.

The Group consolidated companies are classified into three types: subsidiaries, jointly controlled entities and associates entities.

Subsidiaries

Subsidiaries (see the Glossary) are those companies which the Group has the capacity to control. Control is presumed to exist when the parent owns, either directly or indirectly through other subsidiaries, more than one half of an entity’s voting power, unless, in exceptional cases, it can be clearly demonstrated such ownership of it does not constitute control of it.

The financial statements of the subsidiaries are consolidated with those of the Bank using the global integration method.

The share of minority interests from subsidiaries in the Group’s consolidated equity is presented under the heading “Non-controlling interest” in the accompanying consolidated balance sheets and their share in the profit or loss for the period is presented under the heading “Net income attributed to non-controlling interests” in the accompanying consolidated income statements (see Note 32).

Note 3 includes information related to the main companies in the Group as of June 30, 2011. Appendix II includes the most significant information on these companies.

Jointly controlled entities

These are entities that, while not being subsidiaries, fulfill the definition of “joint business” (see the Glossary).

Since the implementation of IFRS-EU, the Group has applied the following policy in relation to investments in jointly controlled entities:

•

Jointly-controlled financial entity: Since it is a financial entity, the best way of reflecting its activities within the Group’s consolidated financial statements is considered to be the proportionate method of consolidation.

As of June 30, 2011 and December 31, 2010, the contribution of jointly controlled financial entities to the main figures in the Group’s consolidated financial statements under the proportionate consolidation method, calculated on the basis of the Group’s holding in them, is shown in the table below:

	Millions of Euros
Contribution to the Group by Entities Accounted for Under the Proportionate Method	June 2011(*)	December 2010
Assets	18,608	1,040
Liabilities	14,517	891

(*)	Increases are due basically to Garanti

As of June 30, 2011, the most significant contribution of jointly controlled entities under the proportionate consolidation system is Garanti (see Note 3). Additional disclosure for the other entities is not provided as these investments are not significant.

Appendix III shows the main figures for jointly controlled entities consolidated by the Group under the proportionate method.

•

Jointly-controlled non-financial entity: It is considered that the effect of distributing the balance sheet and income statement amounts belonging to jointly controlled non-financial entities would distort the information provided to investors. For this reason, the equity method is considered the most appropriate way of reflecting these investments.

Appendix IV shows the main figures for jointly controlled entities consolidated using the equity method. Note 17 details the impact, if any, that application of the proportionate consolidation method on these entities would have had on the consolidated balance sheet and income statement.

Associate entities

Associates are companies in which the Group is able to exercise significant influence, without having total or joint control. Significant influence is deemed to exist when the Group owns 20% or more of the voting rights of an investee directly or indirectly.

However, certain entities in which the Group owns 20% or more of the voting rights are not included as Group associates, since it is considered that the Group does not have the capacity to exercise significant influence over these entities. Investments in these entities, which do not represent significant amounts for the Group, are classified as available-for-sale financial assets.

Moreover, some investments in entities in which the Group holds less than 20% of the voting rights are accounted for as Group associates, as the Group is considered to have the power to exercise significant influence over these entities.

Investments in associates are accounted for using the equity method (see Note 17). Appendix IV shows the most significant information related to the associates consolidated using the equity method.

2.2. Accounting policies and valuation criteria applied

Accounting policies and valuation criteria used in preparing the accompanying consolidated financial statements were as follows:

2.2.1. Financial instruments

a) Measurement of financial instruments and recognition of changes in fair value

All financial instruments are initially accounted for at fair value which, unless there is evidence to the contrary, shall be the transaction price.

All the changes during the year, except in trading derivatives, arising from the accrual of interests and similar items are recognized under the headings “Interest and similar income” or “Interest and similar expenses”, as appropriate, in the accompanying consolidated income statement for this year (see Note 39). The dividends accrued in the year are recognized under the heading “Dividend income” in the accompanying consolidated income statement for the year (see Note 40).

The changes in fair value after the initial recognition, for reasons other than those included in the preceding paragraph, are described below according to the categories of financial assets and liabilities:

•	- “Financial assets held for trading” and “Other financial assets and liabilities designated at fair value through profit or loss”

Assets and liabilities recognized under these headings in the accompanying consolidated balance sheets are measured at fair value.

Changes arising from the measurement at fair value (gains or losses) are recognized as their net value under the heading “Net gains (losses) on financial assets and liabilities” in the accompanying consolidated income statements (see Note 44). Changes resulting from variations in foreign exchange rates are recognized under the heading “Net exchange differences” in the accompanying consolidated income statements.

The fair value of the financial derivatives included in the held for trading portfolios is the same as their daily quoted price if there is an active market. If, under exceptional circumstances, their quoted price cannot be established on a given date, these derivatives are valued using methods similar to those used in over-the-counter (“OTC”) markets.

The fair value of OTC derivatives (“present value” or “theoretical price”) is equal to the sum of future cash flows arising from the instrument, discounted at the measurement date; these derivatives are measured using methods recognized by the financial markets: the net present value (NPV) method, option price calculation models, etc. (see Note 8).

•	“Available for sale financial assets”

Assets and liabilities recognized under these headings in the accompanying consolidated balance sheets are measured at fair value.

Changes arising from the measurement at fair value (gains or losses) are recognized temporarily, for their amount net of tax effect, under the heading “Valuation adjustments - Available-for-sale financial assets” in the accompanying consolidated balance sheets.

Valuation adjustments arising from non-monetary items by changes in foreign exchange rates are recognized temporarily under the heading “Valuation adjustments - Exchange differences” in the accompanying consolidated balance sheets. Valuation adjustments arising from monetary items by changes in foreign exchange rates are recognized under the heading “Net exchange differences” in the accompanying consolidated income statements.

The amounts recognized under the headings “Valuation adjustments - Available-for-sale financial assets” and “Valuation adjustments - Exchange differences” continue to form part of the Group’s consolidated equity until the asset is derecognized from the consolidated balance sheet or until an impairment loss is recognized in it. If these assets are sold, these amounts are recognized under the headings “Net gains (losses) on financial assets and liabilities” or “Net exchange differences”, as appropriate, in the consolidated income statement for the year in which they are derecognized.

The gains from sales of other equity instruments considered strategic investments registered under “Available-for-sale financial assets” are recognized under the heading “Gains (losses) in non-current assets held-for-sale not classified as discontinued operations” in the consolidated income statement, although they had not been classified in a previous balance sheet as non-current assets held for sale (see Note 52).

The net impairment losses in the “Available-for-sale financial assets” during the year are recognized under the heading “Impairment losses on financial assets (net) – Other financial instruments not at fair value through profit or loss” in the consolidated income statements for that year.

•	“Loans and receivables”, “Held-to-maturity investments” and “Financial liabilities at amortized cost”

Assets and liabilities recognized under these headings in the accompanying consolidated balance sheets are measured at “amortized cost” using the “effective interest rate” method, as the consolidated entities has the intention to hold such financial instruments to maturity.

Net impairment losses of assets under these headings arising in a particular year are recognized under the heading “Impairment losses on financial assets (net) – Loans and receivables” or “Impairment losses on financial assets (net) – Other financial instruments not valued at fair value through profit or loss” in the income statement for that year.

•	“Hedging derivatives” and “Fair value changes of the hedged items in portfolio hedges of interest rate risk”

Assets and liabilities recognized under these headings in the accompanying consolidated balance sheets are measured at fair value.

Changes produced subsequent to the designation of the hedging relationship in the measurement of financial instruments designated as hedged items as well as financial instruments under hedge accounting are recognized according to the following criteria:

•

In fair value hedges, the changes in the fair value of the derivative and the hedged item attributable to the hedged risk are recognized under the heading “Net gains (losses) on financial assets and liabilities” in the consolidated income statement, with a balancing item under the headings where hedging items (“Hedging derivatives”) and the hedged items are recognized, as applicable.

In fair value hedges of interest rate risk of a portfolio of financial instruments (portfolio-hedges), the gains or losses that arise in the measurement of the hedging instrument are recognized in the consolidated income statement, and the gains or losses that arise from the change in the fair value of the hedged item (attributable to the hedged risk) are recognized in the consolidated income statement, using, as a balancing item, the headings “Fair value changes of the hedged items in portfolio hedges of interest rate risk” in the consolidated balance sheets, as applicable.

•

In cash flow hedges, the gain or loss on the hedging instruments relating to effective portion are recognized temporarily under the heading “Valuation adjustments - Cash flow hedging” of the accompanying consolidated balance sheets. These valuation changes are recognized in the accompanying income statement at the time when the gain or loss in the hedged instrument affects profit or loss, when the forecast transaction occurs or at the maturity date of the hedged item.

Almost all of the hedges used by the Group are for interest rate risks. Therefore, the valuation changes are recognized under the headings “Interest and similar income” or “Interest and similar expenses” as appropriate, in the accompanying consolidated income statement (see Note 39). Differences in the measurement of the hedging items corresponding to the ineffective portions of cash flow hedges are recognized directly in the heading “Net gains (losses) on financial assets and liabilities” in the accompanying consolidated income statement.

•

In the hedges of net investments in foreign operations, the differences produced in the effective portions of hedging items are recognized temporarily under the heading “Valuation adjustments – Hedging of net investments in foreign transactions” in the accompanying consolidated balance sheets. These differences in valuation are recognized under the heading “Net exchange differences” in the consolidated income statement when the investment in a foreign operation is disposed of or derecognized.

•	Other financial instruments

The following exceptions have to be highlighted with respect to the above general criteria:

•

Equity instruments whose fair value cannot be determined in a sufficiently objective manner and financial derivatives that have those instruments as their underlying asset and are settled by delivery of those instruments are measured at acquisition cost adjusted, where appropriate, for any impairment loss.

•

Valuation adjustments arising from financial instruments classified at the consolidated balance sheet date as “Non-current assets held for sale” are recognized with a balancing entry under the heading “Valuation adjustments - Non-current assets held for sale” in the consolidated balance sheets.

b) Impairment on financial assets

Definition of impaired financial assets

A financial asset is considered to be impaired – and therefore its carrying amount is adjusted to reflect the effect of its impairment – when there is objective evidence that events have occurred which:

•	In the case of debt instruments (loans and debt securities), give rise to a negative impact on the future cash flows that were estimated at the time the transaction was arranged.

•	In the case of equity instruments, mean that the carrying amount of these instruments cannot be recovered.

As a general rule, the carrying amount of impaired financial instruments is adjusted with a charge to the consolidated income statement for the period in which the impairment becomes known. The recoveries of previously recognized impairment losses are registered, if appropriate, in the consolidated income statement for the year in which the impairment is reversed or reduced, with an exception: any recovery of previously recognized impairment losses for an investment in an equity instrument classified as financial assets available for sale is not recognized through consolidated financial statements, but under the heading “Valuation Adjustments – Available-for-sale financial assets” in the consolidated balance sheet.

The amounts in balance sheet are considered to be impaired, and accrual of the interest thereon is suspended, when there are reasonable doubts that the balances will be recovered in full and/or the related interest will be collected for the amounts and on the dates initially agreed upon, taking into account the guarantees received by the entity to assure (in part or in full) the performance of the transactions. Amounts collected in relation to impaired loans and receivables are used to recognize the related accrued interest and any excess amount is used to reduce the principal not yet paid.

When the recovery of any recognized amount is considered to be remote, this amount is removed from the consolidated balance sheet, without prejudice to any actions taken by the consolidated entities in order to collect the amount until their rights extinguish in full through expiry, forgiveness or for other reasons.

Calculation of impairment on financial assets

The impairment on financial assets is determined by type of instrument and the category in which they are recognized. The BBVA Group recognizes impairment charges directly against the impaired asset when the likelihood of recovery is deemed remote, and uses an offsetting or allowance account when it records non-performing loan provisions.

•	Impairment of debt certificates evaluated at amortized cost:

The amount of impairment losses of debt securities at amortized cost is measured depending on whether the impairment losses are determined individually or collectively.

•	Impairment losses determined individually

The amount of the impairment losses incurred on these instruments relates to the positive difference between their respective carrying amounts and the present values of their expected future cash flows.

The following is to be taken into consideration when estimating the future cash flows of debt instruments:

•

All the amounts that are expected to be obtained over the residual life of the instrument; including, where appropriate, those which may result from the collaterals and other credit enhancements provided for the instrument (after deducting the costs required for foreclosure and subsequent sale). Impairment losses include an estimate for the possibility of collecting accrued, past due and uncollected interest.

•	The various types of risk to which each instrument is subject.

•	The circumstances in which collections will foreseeably be made.

These cash flows are discounted using the original effective interest rate. If a financial instrument has a variable interest rate, the discount rate for measuring any impairment loss is the current effective rate determined under the contract.

As an exception to the rule described above, the market value of quoted debt instruments is deemed to be a fair estimate of the present value of their future cash flows.

In respect to impairment losses resulting from the materialization of insolvency risk of the obligors (credit risk), a debt instrument is impaired:

•	When there is evidence of a reduction in the obligor’s capacity to pay, whether manifestly by default or for other reasons; and/or

•

Through materialization of country risk, which is the risk associated with debtors resident in a specific country due to circumstances other than normal commercial risk. Country risk comprises sovereign risk, transfer risk and other risks arising from international financial activity.

The group has policies, methods and procedures for hedging its credit risk, for both insolvency attributable to counterparties and country-risk.

These policies, methods and procedures are applied to the arrangement, study and documentation of debt instruments, risks and contingent commitments, as well as the detection of their deterioration and in the calculation of the amounts needed to cover their credit risk.

•	Impairment losses determined collectively

The quantification of losses inherent in deterioration is calculated collectively, both in the case of assets classified as impaired and for the portfolio of current assets that are not currently impaired, but for which an imminent loss is expected.

Inherent loss, calculated using statistical procedures, is deemed equivalent to the portion of losses incurred at the date of preparing the consolidated financial statements that has yet to be allocated to specific transactions.

The Group estimates collectively the inherent loss of credit risk corresponding to operations realized by Spanish financial entities of the Group (approximately 68 % of the balance of “Loans and receivables – Loans and advances to customers” of the Group as of June 30, 2011), using the parameters set by Annex IX of the Circular 4/2004 from Bank of Spain on the base of its experience and the Spanish banking sector information in the quantification of impairment losses and provisions for insolvencies for credit risk.

Notwithstanding the above, the Group can avail of the proprietary historic records used in its internal ratings models (IRBs), approved by the Bank of Spain, albeit only for the purposes of estimating regulatory capital under the new Basel Accord (BIS II). It uses these internal ratings models to calculate the economic capital required in its activities and uses the expected loss concept to quantify the cost of credit risk for incorporation into its calculation of the risk-adjusted return on capital of its operations.

The provisions required under Circular 4/2004 from Bank of Spain standards fall within the range of provisions calculated using the Group’s internal ratings models.

To estimate the collective loss of credit risk corresponding to operations registered in foreign subsidiaries, methods and similar criteria are applied, taking like reference the Bank of Spain parameters but adapting the default’s calendars to the particular circumstances of the country. However, for consumer loans in Spain and Peru, for credit cards and mortgages portfolios in Mexico, as well as for credit investment maintained by the Group in the United States, internal models are being used to calculate the impairment losses based on historical experience of the Group (approximately 13% of the balance of “Loans and receivables” of the Group as of June 30, 2011).

Following is a description of the methodology used to estimate the collective loss of credit risk corresponding to operations with resident in Spain:

1. Impaired financial assets

As a general rule, impaired debt instruments, provided that they do not have any of the guarantees mentioned below, will be provisioned by applying the percentages indicated below over the amount of the outstanding risk pending, according to the oldest past-due amount, or the date on which the assets were classified as impaired, if earlier:

Allowance Percentages for Impairment Loans Age of the Past-due Amount	Allowance Percentage
Up to 6 months	25%
Over 6 months and up to 9 months	50%
Over 9 months and up to 12 months	75%
Over 12 months	100%

The impairment on debt instruments that have one or more of the guarantees stipulated below will be calculated by applying the above percentages to the amount of the outstanding risk pending that exceeds the value of the guarantees, in accordance with the following methodology:

Transactions secured by real estate

For the purposes of calculating impairment on financial assets classified as impaired, the value of the real rights received as security will be calculated according to the type of asset secured by the real right, using the following criteria, provided they are first call and duly constituted and registered in favor of the bank.

a)	Completed home that is the primary residence of the borrower

Includes homes with a current certificate of habitability or occupation, issued by the corresponding administrative authority, in which the borrower habitually lives and has the strongest personal ties. The calculation of the value of the rights received as collateral shall be 80% of the cost of the completed home and the appraisal value of its current state, whichever is lower. For these purposes, the cost will be the purchase price declared by the borrower in the public deed. If the deed is manifestly old, the cost may be obtained by adjusting the original cost by an indicator that accurately reflects the average change in price of existing homes between the date of the deed and that of the calculation.

b)	Rural buildings in use, and completed offices, premises an multi-purpose buildings

Includes land not declared as urbanized, and on which construction is not authorized for uses other than agricultural, forest or livestock, as appropriate; as well as multi-purpose buildings, whether or not they are linked to an economic use, that do not include construction or legal characteristics or elements that limit or make difficult their multi-purpose use and thus their easy conversion into cash. The calculation of the value of the rights received as collateral shall be 70% of the cost of the completed property or multi-purpose buildings and the appraisal value of its current state, whichever is lower. For these purposes, the cost shall be deemed to be the purchase price declared in the public deed. If the property was constructed by the borrower himself, the cost shall be calculated by the price of acquisition of the land declared in the public deed plus the value of work certificates, and including any other necessary expenses and accrued taxes.

c)	Finished homes (rest)

Includes completed homes that, on the date referred to by the financial statements, have the corresponding current first-occupancy permit issued by the corresponding administrative authority, but that do not qualify for consideration under section a) above. The value of the rights received as collateral shall be 60% of the cost of the completed home and the appraisal value of its current state, whichever is lower.

The cost will be the purchase price declared by the borrower in the public deed.

In the case of finance for real estate construction, the cost will include the amount declared on the purchase deed for the land, together with any necessary expenses actually paid for its development, excluding commercial and financial expenses, plus the sum of the costs of construction as accredited by partial certificates for the work issued by experts with appropriate professional qualifications, including that corresponding to the end of the work. In the case of groups of homes that form part of developments partially sold to third parties, the cost shall be that which can be rationally imputed to the homes making up the collateral.

d)	Land, lots and other real estate assets

The value of the rights received as collateral shall be 50% of the cost of the lot or real-estate asset affected and the appraisal value of its current state, whichever is lower. For these purposes, the cost is made up of the purchase price declared by in the public deed, plus the necessary expenses that have actually been incurred by the borrower for the consideration of the land or lot in question as consolidated urban land, as well as those stipulated in section c) above.

Transactions secured by other collateral (not real estate)

Transactions that have as collateral any of the pledges indicated below shall be hedged by applying the following criteria:

a)	Partial cash guarantees

Transactions that have partial cash guarantees shall be hedged by applying the coverage percentages stipulated as general criteria to the difference between the amount for which they are registered in the asset and the current value of the deposits.

b)	Partial pledges

Transactions that have partial pledges on shares in monetary financial institutions or securities representing debt issued by government or credit institutions rated in the “negligible risk” class, or other financial instruments traded on asset markets, shall be hedged by applying the hedging percentages stipulated as a general rule to the difference between the amount for which they are registered in the asset and 90% of the fair value of these financial instruments.

2. Not individually impaired assets

The debt instruments, whoever the obligor and whatever the guarantee or collateral, that do not have individually objective of impairment are collectively assesses, including the assets in a group with similar credit risk characteristics, including sector of activity of the debtor or the type of guarantee.

The allowance percentages of hedge are as follows:

Allowance Percentages for Non-Impaired transaction collectively assesses Type of Risk	Allowance Percentage Range
Negligible risk	0%
Low risk	0.06% - 0.75%
Medium-low risk	0.15% - 1.88%
Medium risk	0.18% - 2.25%
Medium-high risk	0.20% - 2.50%
High risk	0.25% - 3.13%

3. Country Risk Allowance or Provision

On the basis of the economic performance, political situation, regulatory and institutional framework, and payment capacity and record, the Group classifies the transactions in different groups, assigning to each group the provisions for insolvencies percentages, which are derived from those analyses.

However, due to the dimension Group, and to risk-country management, the provision levels are not significant in relation to the balance of the provisions by constituted insolvencies (as of June 30, 2011, this provision represents a 0.47% in the provision for insolvencies of the Group).

•	Impairment of other debt instruments

The impairment losses on debt securities included in the “Available-for-sale financial asset” portfolio are equal to the positive difference between their acquisition cost (net of any principal repayment), after deducting any impairment loss previously recognized in the consolidated income statement and their fair value.

When there is objective evidence that the negative differences arising on measurement of these assets are due to impairment, they are no longer considered as “Valuation adjustments - Available-for-sale financial assets” and are recognized in the consolidated income statement. If all, or part of the impairment losses are subsequently recovered, the amount is recognized in the consolidated income statement for the year in which the recovery occurred, up to the limit of the amount recognized previously in earnings.

•	Impairment of equity instruments

The amount of the impairment in the equity instruments is determined by the category where is recognized:

•

Equity instruments measured at fair value: The criteria for quantifying and recognizing impairment losses on equity instruments are similar to those for other debt instruments, with the exception that any recovery of previously recognized impairment losses for an investment in an equity instrument classified as available for sale which are not recognized through profit or loss but recognized under the heading “Valuation adjustments – Available-for-sale financial assets” in the accompanying consolidated balance sheet (see Note 31).

•

Equity instruments measured at cost: The impairment losses on equity instruments measured at acquisition cost are equal to the difference between their carrying amount and the present value of expected future cash flows discounted at the market rate of return for similar securities. These impairment losses are determined taking into account the equity of the investee (except for valuation adjustments due to cash flow hedges) for the last approved (consolidated) balance sheet, adjusted for the unrealized gains at the measurement date.

Impairment losses are recognized in the consolidated income statement for the year in which they arise as a direct reduction of the cost of the instrument. These losses may only be reversed subsequently in the event of the sale of these assets.

2.2.2. Transfers and derecognition of financial assets and liabilities

The accounting treatment of transfers of financial assets depends on the extent to which the risks and rewards associated with the transferred assets are transferred to third parties.

Financial assets are only derecognized from the consolidated balance sheet when the rights to the cash flows they generate expire or when their implicit risks and benefits have been substantially transferred out to third parties. Similarly, financial liabilities are derecognized from the consolidated balance sheet only if their obligations are extinguished or acquired (with a view to subsequent cancellation or renewed placement).

When the risks and benefits of transferred assets are substantially transferred to third parties, the financial asset transferred is derecognized from the consolidated balance sheet, and any right or obligation retained or created as a result of the transfer is simultaneously recognized.

The Group is considered to have transferred substantially all the risks and benefits if such risks and benefits account for the majority of the risks and benefits involved in ownership of the transferred assets.

If substantially all the risks and benefits associated with the transferred financial asset are retained:

•	The transferred financial asset is not derecognized and continues to be measured in the consolidated balance sheet using the same criteria as those used before the transfer.

•

A financial liability is recognized at the amount of compensation received, which is subsequently measured at amortized cost and included under the heading “Financial liabilities at amortized cost –Debt certificates” in the accompanying consolidated balance sheet (see Note 23). As these liabilities do not constitute a current obligation, when measuring such a financial liability the Group deducts those financial instruments owned by it which constitute financing for the entity to which the financial assets have been transferred, to the extent that these instruments are deemed to specifically finance the assets transferred.

•	Both the income generated on the transferred (but not derecognized) financial asset and the expenses of the new financial liability are recognized in the accompanying consolidated income statements.

•	Purchase and sale commitments

Financial instruments sold with a repurchase agreement are not derecognized from the consolidated balance sheets and the amount received from the sale is considered financing from third parties.

Financial instruments acquired with an agreement to subsequently resell them are not recognized in the accompanying consolidated balance sheets and the amount paid for the purchase is considered credit given to third parties.

•	Special purpose entities

In those cases where the Group sets up entities, or has a holding in such entities, also known as special purpose entities, in order to allow its customers access to certain investments, or for transferring risks or for other purposes, in accordance with internal criteria and procedures and with applicable regulations, the Group determines whether control as described earlier actually exists, and therefore whether they should be subject to consolidation. Among other elements, such methods and procedures take into consideration the risks and profits obtained by the Group, and also take into account all relevant elements, including the guarantees granted or the losses associated with collection of the corresponding assets retained by the Group. Such entities include the so-called asset securitization funds, which are entirely consolidated in those cases in which, based on the aforementioned analysis, it is determined that the Group has maintained control.

•	Securitization

In the specific instance of the securitization funds to which the Group’s entities transfer their loan portfolios, the following indications of the existence of control are considered for the purpose of analyzing the possibility of consolidation:

•

The securitization funds’ activities are undertaken in the name of the entity in accordance with its specific business requirements, with a view to generating benefits or gains from the securitization funds’ operations.

•

The entity retains decision-making power with a view to securing most of the gains derived from the securitization funds’ activities or has delegated this power in some kind of “auto-pilot” mechanism (the securitization funds are structured so that all the decisions and activities to be performed are pre-defined at the time of their creation).

•

The entity is entitled to receive the bulk of the profits from the securitization funds and is accordingly exposed to the risks inherent in their business activities. The entity retains the bulk of the securitization funds’ residual profit.

•	The entity retains the bulk of the securitization funds’ asset risks.

If there is control based on the preceding guidelines, the securitization funds are integrated into the consolidated Group.

The consolidated Group is deemed to transfer substantially all risks and rewards if its exposure to the potential variation in the future net cash flows of the securitized assets following the transfer is not significant. In this instance, the consolidated Group may derecognize the securitized assets from the consolidated balance sheet.

The BBVA Group has applied the most stringent prevailing criteria in determining whether or not it retains the risks and rewards on such assets for all securitizations performed since January 1, 2004. As a result of this analysis, the Group has concluded that none of the securitizations undertaken since that date meet the prerequisites for derecognizing the underlying assets from the consolidated balance sheets (see Note 13.3 and Appendix VII) as it retains substantially all the risks embodied by expected loan losses or associated with the possible variation in net cash flows, as it retains the subordinated loans and lines of credit extended by the BBVA Group to these securitization funds.

2.2.3. Financial guarantees

Financial guarantees are considered those contracts that require the issuer to make specific payments to reimburse the holder for a loss incurred when a specific borrower breaches its payment obligations on the terms – whether original or subsequently modified – of a debt instrument, irrespective of the legal form it may take. These guarantees may take the form of a deposit, financial guarantee, insurance contract or credit derivative, among others.

Financial guarantees, irrespective of the guarantor, instrumentation or other circumstances, are reviewed periodically so as to determine the credit risk to which they are exposed and, if appropriate, to consider whether a provision is required for them. The credit risk is determined by application of criteria similar to those established for quantifying impairment losses on debt instruments measured at amortized cost (see Note 2.2.1).

The provisions made for financial guarantees classified as substandard are recognized under the heading “Provisions - Provisions for contingent exposures and commitments” in the liability side in the accompanying consolidated balance sheets (see Note 25). These provisions are recognized and reversed with a charge or credit, respectively, to “Provisions” in the accompanying consolidated income statements (see Note 48).

Income from guarantee instruments is recorded under the heading “Fee and commission income” in the accompanying income statement and is calculated by applying the rate established in the related contract to the nominal amount of the guarantee (see Note 42).

2.2.4. Non-current assets held for sale and liabilities associated with non-current assets held for sale

The heading “Non-current assets held-for-sale” in the accompanying consolidated balance sheets recognized the carrying amount of financial or non-financial assets that are not part of operating activities of the Group. The recovery of this carrying amount is expected to take place through the price obtained on its disposal (see Note 16). The assets included under this heading are assets where an active sale plan has been initiated and approved at the appropriate level of management and it is highly probable they will be sold in their current condition within one year from the date on which they are classified as such.

This heading includes individual items and groups of items (“disposal groups”) and disposal groups that form part of a major business unit and are being held for sale as part of a disposal plan (“discontinued operations”). The individual items include the assets received by the subsidiaries from their debtors, and those consolidated under the proportionate consolidated method, in full or partial settlement of the debtors’ payment obligations (assets foreclosed or donated in repayment of debt and recovery of lease finance transactions), unless the Group has decided to make continued use of these assets. The Group has units that specialize in real estate management and the sale of this type of asset.

Symmetrically, the heading “Liabilities associated with non-current assets held for sale” in the accompanying consolidated balance sheets reflects the balances payable arising from disposal groups and discontinued operations.

Non-current assets held for sale are generally measured at fair value less sale costs or their carrying amount upon classification within this category, whichever is the lower. Non-current assets held for sale are not depreciated while included under this heading.

The fair value of non-current assets held for sale from foreclosures or recoveries is determined taking in consideration the valuations performed by companies of authorized values in each of the geographical areas in which the assets are located. The BBVA Group requires that these valuations be no more than one year old, or less if there are other signs of impairment losses. In the case of Spain, appraisal companies entrusted with the appraisal of these assets are the main independent valuation and appraisal companies authorized by the Bank of Spain that are not related parties with the BBVA Group.

As a general rule, gains and losses generated on the disposal of assets and liabilities classified as non-current held for sale, and related impairment losses and subsequent recoveries, where pertinent, are recognized in “Gains(losses) on non-current assets held for sale not classified as discontinued operations” in the accompanying consolidated income statements (see Note 52). The remaining income and expense items associated with these assets and liabilities are classified within the relevant consolidated income statement headings.

2.2.5. Tangible assets

•	Tangible assets - Property, plants and equipment for own use

The heading “Tangible assets – Property, plants and equipment – For own use” relates to the assets under ownership or acquired under lease finance, intended for future or current use by the Group and that it expects hold for more than one year. It also includes tangible assets received by the consolidated entities in full or part settlement of financial assets representing receivables from third parties and those assets expected to be held for continuing use.

Property, plants and equipment for own use are presented in the consolidated balance sheets at acquisition cost, less any accumulated depreciation and, where appropriate, any estimated impairment losses resulting from comparing this net value of each item with its corresponding recoverable value.

Depreciation is calculated using the straight-line method on the basis of the acquisition cost of the assets less their residual value; the land on which the buildings and other structures stand is considered to have an indefinite useful life and is therefore not depreciated.

The tangible asset depreciation charges are recognized in the accompanying consolidated income statements under the heading “Depreciation and amortization” (see Note 47) and are based on the application of the following depreciation rates (determined on the basis of the average years of estimated useful life of the various assets):

Amortization Rates for Tangible Assets Type of Assets	Annual Percentage
Buildings for own use	1.33% - 4.00%
Furniture	8% - 10%
Fixtures	6% - 12%
Office supplies and hardware	8% - 25%

The BBVA Group’s criteria for determining the recoverable amount of these assets is based on up-to-date independent appraisals that are no more than 3-5 years old at most, unless there are other indications of impairment.

At each accounting close, the Group entities analyze whether there are internal or external indicators that a tangible asset may be impaired. When there is evidence of impairment, the entity then analyzes whether this impairment actually exists by comparing the asset’s carrying amount with its recoverable amount. When the carrying amount exceeds the recoverable amount, the carrying amount is written down to the recoverable amount and depreciation charges going forward are adjusted to reflect the asset’s remaining useful life.

Similarly, if there is any indication that the value of a tangible asset has been recovered, the consolidated entities will estimate the recoverable amounts of the asset and recognize it in the consolidated income statement, recording the reversal of the impairment loss registered in previous years and thus adjusting future depreciation charges. In no circumstances may the reversal of an impairment loss on an asset raise its carrying amount above that which it would have if no impairment losses had been recognized in prior years.

Upkeep and maintenance expenses relating to tangible assets held for own use are recognized as an expense in the year they are incurred and recognized in the accompanying consolidated income statements under the heading “Administration costs - General and administrative expenses - Property, fixtures and equipment” (see Note 46.2).

•	Other assets leased out under an operating lease

The criteria used to recognize the acquisition cost of assets leased out under operating leases, to calculate their depreciation and their respective estimated useful lives and to record the impairment losses on them, are the same as those described in relation to tangible assets for own use.

•	Investment properties

The heading “Tangible assets - Investment properties” in the accompanying consolidated balance sheets reflects the net values of the land (purchase cost minus the corresponding accumulated repayment, and if appropriate, estimated impairment losses), buildings and other structures held either to earn rentals or for capital appreciation through sale and are neither expected to be sold off in the ordinary course of business nor are destined for own use (see Note 19).

The criteria used to recognize the acquisition cost of investment properties, calculate their depreciation and their respective estimated useful lives and record the impairment losses on them, are the same as those described in relation to tangible assets held for own use.

The criteria used by the BBVA Group to determine their recoverable value is based on independent appraisals no more than one year old, unless there are other indications of impairment.

2.2.6. Inventories

The balance of the heading “Other assets - Inventories” in the accompanying consolidated balance sheets mainly reflects the land and other properties that Group’s real estate companies hold for development and sale as part of their property development activities (see Note 22).

The BBVA Group recognized inventories at their cost or net realizable value, whichever is lower:

•

The cost value of inventories includes the costs incurred for their acquisition and transformation, as well as other direct and indirect costs incurred in giving them their current condition and location.

The cost value of real estate assets accounted for as inventories is comprised of: the acquisition cost of the land, the cost of urban planning and construction, non-recoverable taxes and costs corresponding to construction supervision, coordination and management. The financial expenses incurred during the year increase by the cost value provided that the inventories require more than a year to be in a condition to be sold.

•	The net realizable value is the estimated selling price of inventories in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

In the case of real estate assets accounted for as inventories, the BBVA Group’s criteria for determining their net realizable value is mainly based on independent appraisals of no more than one year old, or less if there are other indications of impairment. In the case of Spain, appraisal companies entrusted with the appraisal of these assets are the main independent valuation and appraisal companies included in the Bank of Spain’s official.

The amount of any inventory valuation adjustment for reasons such as damage, obsolescence, reduction in sale price to its net realizable value, as well as losses for other reasons and, if appropriate, subsequent recoveries of value up to the limit of the initial cost value, are registered under the heading “Impairment losses on other assets (net) – Other assets” in the accompanying consolidated income statement (see Note 50) for the year in which they are incurred.

In the sale transactions, the carrying amount of inventories is derecognized from the consolidated balance sheet and recognized as an expense under the heading “Other operating expenses – Changes in inventories” in the year which the income from its sale is recognized. This income is recognized under the heading “Other operating income – Financial income from non-financial services” in the consolidated income statements (see Note 45).

2.2.7. Business combinations

The result of a business combination is that the Group obtains control of one or more entities. It is accounted for applying the acquisition method.

The acquisition method records business combinations from the point of view of the acquirer, who has to recognize the assets acquired and the liabilities and contingent liabilities assumed, including those that the acquired entity had not recognized. The acquisition method is a measurement of the cost of the business combination and its allocation to the assets, liabilities and contingent liabilities measured according to their fair value, at the purchase date.

In addition, and pursuant to the new IFRS 3, the purchasing entity shall recognize an asset in the consolidated balance sheet, under the heading “Intangible Asset – Goodwill”, when there is a positive difference on the date of purchase between the sum of the fair value of the price paid, the amount of all the non-controlling interests and the fair value of stock previously held in the acquired entity; and the fair value of the assets acquired and liabilities assumed. If this difference is negative, it shall be recognized directly in the income statement under the heading “Negative Goodwill in business combinations”. The non-controlling interests mentioned may be valued in two ways: at their fair value, or at the proportional percentage of net assets identified in the acquired entity. The form of valuating the non-controlling holdings may be chosen in each business combination.

The purchase of non-controlling interests subsequent to the takeover of the entity is recognized as capital transactions. In other words, the difference between the price paid and the carrying amount of the percentage of non-controlling interests acquired is charged directly to equity.

2.2.8. Intangible assets

•	Goodwill

Goodwill represents payment in advance by the acquiring entity for the future economic benefits from assets that cannot be individually identified and separately recognized. It is only recognized as goodwill when the business combinations are acquired at a price. Goodwill is never amortized. It is subject periodically to an impairment analysis, and impaired goodwill is written off if appropriate.

For the purposes of the impairment analysis, goodwill is allocated to one or more cash-generating units expected to benefit from the synergies arising from business combinations. The cash-generating units represent the Group’s smallest identifiable asset groups that generate cash flows for the Group and that are largely independent of the flows generated from other assets or groups of assets. Each unit or units to which goodwill is allocated:

•	Is the lowest level at which the entity manages goodwill internally.

•	Is not larger than an operating segment.

The cash-generating units to which goodwill has been allocated are tested for impairment by including the allocated goodwill in their carrying amount. This analysis is performed at least annually and always if there is any indication of impairment.

For the purpose of determining the impairment of a cash-generating unit to which a part of goodwill has been allocated, the carrying amount of that unit, adjusted by the theoretical amount of the goodwill attributable to the non-controlling interests, in the event they are not valued at fair value, is compared with its recoverable amount.

The recoverable amount of a cash-generating unit is equal to the higher value between the fair value less the costs to sell and its value in use. Value in use is calculated as the discounted value of the cash flow projections estimated by the management and is based on the latest budgets approved for the coming years. The principal hypotheses are a sustainable growth rate to extrapolate the cash flows indefinitely, and the discount rate used to discount the cash flows is equal to the cost of the capital assigned to each cash-generating unit, which is made up of the risk-free rate plus a risk premium.

If the carrying amount of the cash-generating unit exceeds the related recoverable amount, the Group recognizes an impairment loss; the resulting loss is apportioned by reducing, first, the carrying amount of the goodwill allocated to that unit and, second, if there are still impairment losses remaining to be recognized, the carrying amount of the rest of the assets. This is done by allocating the remaining loss in proportion to the carrying amount of each of the assets in the unit. In the event the non-controlling interests are valued at fair value, the deterioration of goodwill attributable to minority interests will be recognized.

In any case, an impairment loss recognized for goodwill shall not be reversed in a subsequent period. Impairment losses on goodwill are recognized under the heading “Impairment losses on other assets (net) – Goodwill and other intangible assets” in the accompanying consolidated income statements (see Note 50).

•	Other intangible assets

These assets may have an indefinite useful life if, based on an analysis of all relevant factors, it is concluded that there is no foreseeable limit to the year over which the asset is expected to generate net cash flows for the consolidated entities. In all other cases they have a finite useful life.

Intangible assets with a finite useful life are amortized according to this useful life, using methods similar to those used to depreciate tangible assets. The depreciation charge of the intangible assets is recognized in the accompanying consolidated income statements under the heading “Depreciation and amortization” (see Note 47).

The consolidated entities recognize any impairment loss on the carrying amount of these assets with charge to the heading “Impairment losses on other assets (net) - Goodwill and other intangible assets” in the accompanying consolidated income statements (see Note 50). The criteria used to recognize the impairment losses on these assets and, where applicable, the recovery of impairment losses recognized in prior years are similar to those used for tangible assets.

2.2.9. Insurance and reinsurance contracts

The assets of the Group’s insurance companies are recognized according to their nature under the corresponding headings of the accompanying consolidated balance sheets and their registration and valuation is carried out according to the criteria explained in this Note 2.

The heading “Reinsurance assets” in the accompanying consolidated balance sheets includes the amounts that the consolidated entities are entitled to receive under the reinsurance contracts entered into by them with third parties and, more specifically, the share of the reinsurer in the technical provisions recognized by the consolidated insurance entities (see Note 18).

The heading “Liabilities under insurance contracts” in the accompanying consolidated balance sheets includes the technical provisions for direct insurance and inward reinsurance recognized by the consolidated entities to cover claims arising from insurance contracts in force at period-end (see Note 24).

The income or expense reported by the Group’s insurance companies on their insurance activities is recognized, attending to its nature in the corresponding items of the accompanying consolidated income statements.

In the insurance activity carried out by the Group’s insurance companies, the amount of the premiums from insurance contracts written are credited to income and the cost of any claims that may be met when they are finally settled are charged to the income statement. Both the amounts charged and not paid and the costs incurred and not paid at the date in question are accrued at the end of each year.

The most significant items that are subject to previsions by consolidated insurance entities in relation to direct insurance contracts that they arranged (see Note 24) are as follows:

•	Life insurance provisions: Represents the value of the net obligations undertaken with the life insurance policyholder. These provisions include:

•

Provisions for unearned premiums. These are intended for the accrual, at the date of calculation, of the premiums written. Their balance reflects the portion of the premiums accrued until the closing date has to be allocated to the year from the closing date to the end of the policy period.

•	Mathematical reserves: Represents the value of the life insurance obligations of the insurance companies at the year-end, net of the policyholder’s obligations.

•	Non-life insurance provisions:

•

Provisions for unearned premiums. These provisions are intended for the accrual, at the date of calculation, of the premiums written. Their balance reflects the portion of the premiums accrued until year-end that has to be allocated to the period between the year-end and the end of the policy period.

•

Provisions for unexpired risks: the provision for unexpired risks supplements the provision for unearned premiums by the amount by which that provision is not sufficient to reflect the assessed risks and expenses to be covered by the insurance companies in the policy period not elapsed at the year-end.

•

Provision for claims: This reflects the total amount of the outstanding obligations arising from claims incurred prior to the year-end. Insurance companies calculate this provision as the difference between the total estimated or certain cost of the claims not yet reported, settled or paid, and the total amounts already paid in relation to these claims.

•

Provision for bonuses and rebates: this provision includes the amount of the bonuses accruing to policyholders, insurees or beneficiaries and the premiums to be returned to policyholders or insurees, as the case may be, based on the behavior of the risk insured, to the extent that such amounts have not been individually assigned to each of them.

•

Technical provisions for reinsurance ceded: Calculated by applying the criteria indicated above for direct insurance, taking account of the assignment conditions established in the reinsurance contracts in force.

•

Other technical provisions: Insurance companies have recognized provisions to cover the probable mismatches in the market reinvestment interest rates with respect to those used in the valuation of the technical provisions.

The Group controls and monitors the exposure of the insurance companies to financial risk and, to this end, uses internal methods and tools that enable it to measure credit risk and market risk and to establish the limits for these risks.

2.2.10. Tax assets and liabilities

Corporation tax expense in Spain and the expense for similar taxes applicable to the consolidated entities abroad are recognized in the consolidated income statement, except when they result from transactions on which the profits or losses are recognized directly in equity, in which case the related tax effect is also recognized in equity.

The current corporate income tax expense is calculated by aggregating the current tax arising from the application of the related tax rate to the taxable profit (or tax loss) for the year (after deducting the tax credits allowable for tax purposes) and the change in deferred tax assets and liabilities recognized in the consolidated income statement.

Deferred tax assets and liabilities include temporary differences, measured at the amount expected to be payable or recoverable on future fiscal years for the differences between the carrying amount of assets and liabilities and their tax bases, and tax loss and tax credit carry forwards. These amounts are measured applying to each temporary difference the tax rates that are expected to apply when the asset is realized or the liability settled (Note 21).

The “Tax Assets” chapter of the accompanying consolidated balance sheets includes the amount of all the assets of a tax nature, and distinguishes between: “Current” (amounts recoverable by tax in the next twelve months) and “Deferred” (including taxes recoverable in future years, including loss carryforwards or tax credits for deductions and latent tax rebates).

The “Tax Liabilities” chapter of the accompanying consolidated balance sheets includes the amount of all the liabilities of a tax nature, except for provisions for taxes, broken down into: “Current” (corporate income tax payable on taxable profit for the year and other taxes payable in the next twelve months) and “Deferred” (corporate income taxes payable in subsequent years).

Deferred tax liabilities in relation to taxable temporary differences associated with investments in subsidiaries, associates or jointly controlled entities are recognized as such, except where the Group can control the timing of the reversal of the temporary difference and it is unlikely that it will reverse in the foreseeable future.

Deferred tax assets are recognized to the extent that it is considered probable that the consolidated entities will have sufficient taxable profits in the future against which the deferred tax assets can be utilized and are not from the initial recognition (except in the case of a combination of business) of other assets or liabilities in a transaction that does not affect the fiscal outcome or the accounting result.

The deferred tax assets and liabilities recognized are reassessed by the consolidated entities at each balance sheet date in order to ascertain whether they are still current, and the appropriate adjustments are made on the basis of the findings of the analyses performed.

The income and expenses directly recognized in equity that do not increase or decrease taxable income are accounted as temporary differences.

2.2.11. Provisions, contingent assets and contingent liabilities

The heading “Provisions” in the accompanying consolidated balance sheets includes amounts recognized to cover the Group’s current obligations arising as a result of past events. These are certain in terms of nature but uncertain in terms of amount and/or cancellation date. The settlement of these obligations is deemed likely to entail an outflow of resources embodying economic benefits (see Note 25). The obligations may arise in connection with legal or contractual provisions, valid expectations formed by Group companies relative to third parties in relation to the assumption of certain responsibilities or through virtually certain developments of particular aspects of applicable regulation, specifically draft legislation to which the Group will certainly be subject.

Provisions are recognized in the balance sheet when each and every one of the following requirements is met: The Group has an existing obligation resulting from a past event and, at the consolidated balance sheet date, it is more likely than not that the obligation will have to be settled; it is probable that to settle the obligation the entity will have to give up resources embodying economic benefits; and a reliable estimate can be made of the amount of the obligation. Among other items they include provisions for commitments to employees mentioned in section 2.2.12, as well as provisions for tax and legal litigation.

Contingent assets are possible assets that arise from past events and whose existence is conditional on, and will be confirmed only by the occurrence or non-occurrence of, events beyond the control of the Group. Contingent assets are not recognized in the consolidated balance sheet or in the consolidated income statement; however, they are disclosed in the Explanatory Notes to the consolidated financial statements, provided that it is probable that these assets will give rise to an increase in resources embodying economic benefits (see Note 36).

Contingent liabilities are possible obligations of the Group that arise from past events and whose existence is conditional on the occurrence or non-occurrence of one or more future events beyond the control of the entity. They also include the existing obligations of the entity when it is not probable that an outflow of resources embodying economic benefits will be required to settle them or when, in extremely rare cases, their amount cannot be measured with sufficient reliability.

2.2.12. Post-employment benefits and other long-term commitments to employees

Below is a description of the most significant accounting criteria relating to the commitments to employees, related to post-employment benefits and other long term commitments, of certain Group companies in Spain and abroad (see Note 26).

Commitments valuation: actuarial assumptions and actuarial gains/losses recognition

The present values of the commitments are quantified on a case-by-case basis. Costs are calculated using projected unit credit method, which sees each period of service as giving rise to an additional unit of benefit/commitment and measures each unit separately to build up the final obligation.

In adopting the actuarial assumptions, the following are taken into account:

•	They are unbiased, in that they are not unduly aggressive nor excessively conservative.

•

They are mutually compatible, reflecting the economic relationships between factors such as inflation, rates of salary increase, discount rates and expected return of assets. The expected return of plan assets in the post-employment benefits is estimated taking into account the market expectations and the distribution of such assets in the different portfolios.

•	The future levels of salaries and benefits are based on market expectations on the consolidated balance sheet date for the period over which the obligations are to be settled.

•	The discount rate used to update the financial flows is determined by reference to market yields on high-quality corporate bonds or debentures.

The Group recognizes all actuarial differences under the heading “Provisions (net)” (see Note 48) in the accompanying consolidated income statements for the period in which they arise in connection with commitments assumed by the Group for its staff’s early retirement schemes, benefits awarded for seniority and other similar concepts.

The Group recognizes the actuarial gains or losses arising on all other defined benefit post-employment commitments directly under the heading “Reserves” (see Note 29) in the accompanying consolidated balance sheets.

The Group does not apply the option of deferring actuarial gains and losses to any of its employee commitments using the so-called corridor approach.

Post-employment benefits

•	Pensions

Post-employment benefits include defined-contribution and defined-benefit commitments.

•	Defined-contribution commitments

The amounts of these commitments are determined as a percentage of certain remuneration items and/or as a pre-established annual amount. The contributions made each period by the Group’s companies for defined-contribution commitments are recognized with a charge to the heading “Personnel expenses- Contributions to defined-contribution pension funds” in the accompanying consolidated income statements (see Note 46).

•	Defined-benefit commitments

Some of the Group’s companies have defined-benefit commitments for permanent disability and death of certain current employees and early retirees; and defined-benefit retirement commitments applicable only to certain groups of serving employees, or early retired employees and retired employees. Defined benefit commitments are funded by insurance contracts and internal provisions.

The amounts recognized in the heading “Provisions – Provisions for pensions and similar obligations” (see Note 25) are the differences between the present values of the vested obligations for defined-benefit commitments at the consolidated financial statement date, adjusted by the past service cost and the fair value of plan assets, if applicable, which are to be used directly to settle employee benefit obligations.

These retirement commitments are charged to the heading “Provisions (net) – Pension funds and similar obligations” in the accompanying consolidated income statements (see Note 48).

The current contributions made by the Group’s companies for defined-benefit commitments covering current employees are charged to the heading “Administration cost - Personnel expenses” in the accompanying consolidated income statements (see Note 46).

•	Early retirements

The Group offered some employees in Spain the possibility of taking early retirement before the age stipulated in the collective labor agreement then in force. The corresponding provisions by the Group were recognized with a charge to the heading “Provisions (net) – Pension funds and similar obligations” in the accompanying consolidated income statements (see note 48). The present values are quantified on a case-by-case basis and are recognized under the heading “Provisions - Pension funds and similar obligations” in the accompanying balance sheets (see Note 25).

The commitments to early retirees include the compensation and indemnities and contributions to external pension funds payable during the year of early retirement. The commitments relating to this group of employees after they have reached normal retirement age are included in the previous section “Pensions”.

•	Other post-employment welfare benefits

Some of the Group’s companies have welfare benefit commitments whose effects extend beyond the retirement of the employees entitled to the benefits. These commitments relate to certain current employees and retirees, depending upon the employee group to which they belong.

The present values of the vested obligations for post-employment welfare benefits are quantified on a case-by-case basis. They are recognized in the heading “Provisions – Provision for pensions and similar obligations” in the accompanying consolidated balance sheets (see Note 25) and they are charged to the heading “Personnel expenses – Other personnel expenses” in the accompanying consolidated income statements (see Note 46).

•	Other long-term commitments to employees

Some of the Group’s companies are obliged to deliver goods and services. The most significant, in terms of the type of compensation and the event giving rise to the commitments are as follows: loans to employees, life insurance, study assistance and long-service awards.

Some of these commitments are measured according to actuarial studies, so that the present values of the vested obligations for commitments with personnel are quantified on a case-by-case basis. They are recognized in the heading “Provisions – Other provisions” in the accompanying consolidated balance sheets (see Note 25).

The welfare benefits delivered by the Spanish companies to active employees are recognized in the heading “Personnel expenses - Other personnel expenses” in the accompanying income statements (see Note 46).

Other commitments for current employees accrue and are settled on a yearly basis, so it is not necessary to record a provision in this connection.

2.2.13. Equity-settled share-based payment transactions

Equity-settled share-based payment transactions, when the instruments granted do not vest until the counterparty completes a specified period of service, shall be accounted for those services as they are rendered by the counterparty during the vesting period, with a corresponding increase in equity. The entity measures the goods or services received and the corresponding increase in equity, directly, at the fair value of the goods or services received, unless that fair value cannot be estimated reliably. If the entity cannot estimate reliably the fair value of the goods or services received, the entity measures their value and the corresponding increase in equity indirectly, by reference to the fair value of the equity instruments granted, at grant date.

When the initial compensation agreement includes what may be considered market conditions among its terms, any changes in these conditions will not be reflected on the consolidated profit and loss account, as these have already been accounted for in calculating their initial fair value. Non-market vesting conditions are not taken into account when estimating the initial fair value of instruments, but they are taken into account when determining the number of instruments to be granted. This will be recognized on the consolidated income statement with the corresponding increase in equity.

2.2.14. Termination benefits

Termination benefits must be recognized when the Group is committed to severing its contractual relationship with its employees and, to this end, has a formal detailed redundancy plan. At the date the accompanying consolidated financial statements were prepared, there was no plan to reduce staff in the Group’s companies that would make it necessary to set aside provisions for this item.

2.2.15. Treasury stock

The amount of the equity instruments that the Group’s entities own is recognized under “Shareholders’ funds - Treasury stock” in the accompanying consolidated balance sheets. The balance of this heading relates mainly to Bank shares and share derivatives held by some of its consolidated companies (see Note 30), which fulfill the requirements for registering as equity instruments.

These financial assets are recognized at acquisition cost, and the gains or losses arising on their disposal are credited or debited, as appropriate, to the heading “Stockholders’ funds - Reserves” in the accompanying consolidated balance sheets (see Note 29).

2.2.16. Foreign currency transactions and exchange differences

The Group’s functional currency in the financial statements is the euro. Therefore, all balances and transactions denominated in currencies other than the euro are deemed to be denominated in “foreign currency”. The balances in the financial statements of consolidated entities whose functional currency is not the euro are converted to euros, if necessary, as follows:

•	Assets and liabilities: at the average spot exchange rates as of the date of each of the accompanying consolidated balance sheets.

•	Income and expenses and cash flows: at the average exchange rates for each year presented.

•	Equity items: at the historical exchange rates.

The exchange differences arising from the conversion of foreign currency balances to the functional currency of the consolidated entities and their branches are generally recognized in the “Exchange differences (net)” in the consolidated income statement. Exceptionally, the exchange differences arising on non-monetary items whose fair value is adjusted with a balancing item in equity are recognized under the heading “Valuation adjustments - Exchange differences” in the accompanying consolidated balance sheets.

The exchange differences arising from the conversion to euros of balances in the functional currencies of the consolidated entities whose functional currency is not the euro are recognized under the heading “Valuation adjustments – Exchange differences” in the accompanying consolidated balance sheets. Meanwhile, the differences arising from the conversion to euros of the financial statements of entities accounted for by the equity method are recognized under the heading “Valuation adjustments - Entities accounted for using the equity method” until the item to which they relate is derecognized on the balance sheet, at which time they are recognized in the income statement.

The breakdown of the main balances in foreign currencies of the accompanying consolidated balance sheets as of June 30, 2011 and December 31, 2010, with reference to the most significant foreign currencies, are set forth in Appendix IX.

2.2.17. Recognition of income and expenses

The most significant criteria used by the Group to recognize its income and expenses are as follows:

•	Interest income and expenses and similar items

As a general rule, interest income and expenses and similar items are recognized on the basis of their period of accrual using the effective interest rate method. Specifically, the financial fees and commissions that arise on the arrangement of loans, basically origination and analysis fees, are deferred and recognized in the income statement over the expected life of the loan. The direct costs incurred in arranging these transactions can be deducted from the amount thus recognized. Also dividends received from other companies are recognized as income when the consolidated companies’ right to receive them arises.

However, when a debt instrument is deemed to be impaired individually or is included in the category of instruments that are impaired because of amounts more than three months past-due, the recognition of accrued interest in the consolidated income statement is interrupted. This interest is recognized for accounting purposes as income, as soon it is received, from the recovery of the impairment loss.

•	Commissions, fees and similar items

Income and expenses relating to commissions and similar fees are recognized in the consolidated income statement using criteria that vary according to the nature of such items. The most significant income and expense items in this connection are:

•	Those relating to financial assets and liabilities measured at fair value through profit or loss, which are recognized when collected.

•	Those arising from transactions or services that are provided over a period of time, which are recognized over the life of these transactions or services.

•	Those relating to single acts, which are recognized when this single act is carried out.

•	Non-financial income and expenses

These are recognized for accounting purposes on an accrual basis.

•	Deferred collections and payments

These are recognized for accounting purposes at the amount resulting from discounting the expected cash flows at market rates.

2.2.18. Financial income from non-financial services

The heading “Other operating income – Financial income from non-financial services” in the accompanying consolidated income statements includes the carrying amount of the sales of assets and income from the services provided by the consolidated Group companies that are not financial institutions. In the case of the Group, these companies are mainly real estate and services companies (see Note 45).

2.2.19. Leases

Lease contracts are classified as finance from the start of the transaction, if they transfer substantially all the risks and rewards incidental to ownership of the asset forming the subject-matter of the contract. Leases other than finance leases are classified as operating leases.

When the consolidated entities act as the lessor of an asset in finance leases, the aggregate present values of the lease payments receivable from the lessee plus the guaranteed residual value (normally the exercise price of the lessee’s purchase option on expiration of the lease agreement) are recognized as financing provided to third parties and, therefore, are included under the heading “Loans and receivables” in the accompanying consolidated balance sheets.

When the consolidated entities act as lessors of an asset in operating leases, the acquisition cost of the leased assets is recognized under “Tangible assets – Property, plants and equipment – Other assets leased out under an operating lease” in the accompanying consolidated balance sheets (see Note 19). These assets are depreciated in line with the criteria adopted for items of tangible assets for own use, while the income arising from the lease arrangements is recognized in the accompanying consolidated income statements on a straight line basis within “Other operating income – Rest of other operating income “ (see Note 45).

If a fair value sale and leaseback results in an operating lease, the profit or loss generated is recognized in the consolidated income statement at the time of sale. If such a transaction gives rise to a finance lease, the corresponding gains or losses are amortized over the lease period.

The assets leased out under operating lease contracts to other entities in the Group are treated in the accompanying consolidated financial statements as for own use, and thus rental expense and income is eliminated and the corresponding depreciation is registered.

2.2.20. Consolidated statements of recognized income and expense

The consolidated statements of recognized income and expenses reflect the income and expenses generated each year. It distinguishes between those recognized as results in the consolidated income statements from “Other recognized income (expenses)” recognized directly in the total equity.

“Other recognized income (expenses)” include the changes that have taken place in the period in the “Valuation adjustments” broken down by item.

The sum of the changes recognized in the heading “Valuation adjustments” of the total equity and the income of the year forms the “Total recognized income/expenses of the year”.

2.2.21. Consolidated statements of changes in equity

The consolidated statements of changes in equity reflect all the movements generated in each year in each of the headings of the consolidated equity, including those from transactions undertaken with shareholders when they act as such, and those due to changes in accounting criteria or corrections of errors, if any.

The applicable regulations establish that certain categories of assets and liabilities are recognized at their fair value with a charge to equity. These charges, known as “Valuation adjustments” (see Note 31), are included in the Group’s total consolidated equity net of tax effect, which has been recognized as deferred tax assets or liabilities, as appropriate.

2.2.22. Consolidated statements of cash flows

The indirect method has been used for the preparation of the accompanying consolidated statement of cash flows. This method starts from the entity’s consolidated net income and adjusts its amount for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments, and items of income or expense associated cash flows classified as investment or finance.

For these purposes, in addition to cash on hand, cash equivalents include very short term, highly liquid investments subject to very low risk of impairment.

The composition of component of cash and equivalents with respect to the headings of the accompanying consolidated balance sheets is shown in the accompanying consolidated cash flow statements.

To prepare the consolidated cash flow statements, the following items are taken into consideration:

•

Cash flows: Inflows and outflows of cash and cash equivalents, the latter being short-term, highly liquid investments subject to a low risk of changes in value, such cash and deposit balances from central banks.

•	Operating activities: The typical activities of credit institutions and other activities that cannot be classified as investing or financing activities.

•	Investing activities: The acquisition, sale or other disposal of long-term assets and other investments not included in cash and cash equivalents.

•	Financing activities: Activities that result in changes in the size and composition of equity and of liabilities that do not form part of operating activities

2.2.23. Entities and branches located in countries with hyperinflationary economies

According to the criteria established by the EU-IFRS required to be applied under the Bank of Spain´s Circular 4/2004, in order to assess whether an economy has a high inflation rate, the country’s economic environment is examined, analyzing whether certain circumstances exist, such as: whether the country’s population prefers to keep its wealth or save in non-cash assets or in a relatively stable foreign currency; whether the prices can be set in that currency; whether interest rates, wages and prices are pegged to a price index; or whether the inflation rate accumulated over three consecutive annual periods reaches or exceeds 100%. The fact that any of these circumstances is fulfilled will not be a decisive factor in considering an economy hyperinflationary, but it does provide some reasons to consider it as such.

Since the end of 2009, the Venezuelan economy has been considered to be hyperinflationary as defined by the aforementioned criteria. Accordingly, the financial statements as of June 30, 2011 and December 31, 2010, of the Group’s subsidiaries based in Venezuela (see Note 3) are adjusted to correct for the effects of inflation. Pursuant to the requirements of IAS 29, the monetary headings (mainly loans and credits) have not been re-expressed, while the non-monetary headings (mainly tangible fixed assets) have been re-expressed in accordance with the change in the country’s Consumer Price Index.

The effects of inflation accounting in Venezuela in the consolidated income statement corresponding to the six months ended June 30, 2011 and in 2010 were not significant.

In January 2010, the Venezuelan authorities announced the devaluation of the Venezuelan bolivar with regard to the main foreign currencies and that other economic measures will be adopted. The effects of this devaluation on the consolidated income statement for the six months ended June 30, 2011 and the year ended December 31, 2010 and in consolidated equity as of June 30, 2011 and December 31, 2010 were not significant.

2.3 Recent IFRS pronouncements

a) Standards and interpretations effective in the six months ended June 30, 2011

The following modifications to the IFRS or their interpretations (IFRIC) came into force in the first half of 2011. Their integration in the Group has not had a significant impact on these accompanying consolidated financial statements:

IAS 24 Revised – “Related party disclosures”

This amendment to IAS 24 refers to the disclosures of related parties in the financial statements. There are two main new features. One of them introduces a partial exemption for some disclosures when the relationship is with companies that depend on or are related to the State (or an equivalent governmental institution) and the definition of related party is revised, establishing some relations that were not previously explicit in the standard.

IAS 32 Amended – “Financial instruments: Presentation – Classification of preferred subscription rights”

The amendment to IAS 32 clarifies the classification of preferred subscription rights (instruments that entitle the holder to acquire instruments from the entity at a fixed price) when they are in a currency other than the issuer’s functional currency. The proposed amendment establishes that the rights to acquire a fixed number of own equity instruments for a fixed amount will be classified as equity regardless of the currency of the exercise price and provided the entity gives the tag-along rights to all of the existing shareholders.

IFRIC 14 Amended – “Prepayment of a Minimum Funding Requirement”

This modification corrects the fact that previous version of IFRIC 14, in certain circumstances, did not permitted to recognize some prepayments of minimum funding requirements as assets.

IFRIC 19 – “Extinguishing Financial Liabilities with Equity Instruments”

This addresses the accounting procedure from the point of view of the debtor of the total or partial cancellation of a financial liability through the issue of equity instruments to the lender. The interpretation is not applicable in this type of transaction when the counterparties are shareholders or related and act as such, nor when the sway for equity instruments is already planned in the terms of the original contract. In this case, the issue of equity instruments shall be measured at fair value on the date the liability is canceled and any difference between said value with the carrying amount of said liability shall be recognized on the income statement for the period.

Third annual improvements project for the IFRS

The IASB has published its third annual improvements project, which includes small amendments in the IFRS. These will mostly be applicable for annual periods starting after January 1, 2011.

The amendments are focused mainly on eliminating inconsistencies between some IFRS and on clarifying terminology.

b) Standards and interpretations issued but not yet effective as of June 30, 2011

New International Financial Reporting Standards together with their interpretations (IFRIC) had been published at the date of close of these consolidated financial statements. These were not obligatory as of June 30, 2011. Although in some cases the IASB permits early adoption before they enter into force, the Group has not done so as of this date.

The future impacts that the adoption of these standards could have not been analyzed to date.

IFRS 9 – “Financial Instruments – Classification and Measurement”

On November 12, 2009, the IASB published IFRS 9 – Financial Instruments as the first stage of its plan to replace IAS 39 – Financial Instruments: Recognition and Valuation. IFRS 9, which introduces new requirements for the classification and valuation of financial assets, is mandatory from January 1, 2013 onwards, although early adoption is permitted from December 31, 2009 onwards. The European Commission has decided not to adopt IFRS 9 for the time being and its adoption is delayed. The possibility of early adoption of this first part of the standard ended for European entities.

This standard incorporates relevant changes to the current standard including the approval of a new classification model based on two categories of amortized cost and fair value, the elimination of the current classifications of “Investments held until maturity” and “Available for sale financial assets”, the analysis of impairment only for assets at amortized cost and the lack of the split of embedded derivatives in financial contracts of assets for the entity.

IFRS 7 Amended – “Disclosures – Transfers of Financial Asset”

There is a reinforcement of the disclosure requirements applicable to transfers of financial assets in which the assets are not derecognized from the balance sheets, and to transfers of financial assets in which the assets qualify for derecognition, but with which the entity still has some continuing implication.

Thus, entities must disclose information that enables people to a) understand the relationship between the transferred financial assets that are derecognized in their entirety and the associated liabilities; and b) evaluate the nature of, and the risks associated with, the entity’s continuing involvement in transferred and derecognized financial assets.

Additional disclosures are required for asset transfer transactions when the transfers have not been uniform throughout the reporting period.

This amendment will apply annually beginning after July 1, 2011. Early adoption is permitted.

IAS 12 Amended – “Income Taxes – Deferred Taxation: Recovery of Underlying Assets”

IAS 12 establishes that the deferred tax assets and liabilities will be calculated by using the tax base and the tax rate corresponding according to the form in which the entity expects to recover or cancel the corresponding asset or liability: by the use of the asset or by its sale.

The IASB has published a modification to IAS 12 – “Deferred Taxes”. This includes the assumption when calculating the assets and liabilities for deferred taxes that the recovery of the underlying asset will be carried out through its sale in investment property valued at fair value under IAS 40 “Investment Property”. However, an exception is admitted if the investment is depreciable and is managed according to a business model whose objective is to use the profits from the investment over time, and not from its sale.

At the same time, IAS 12 includes the content of SIC 21 “Deferred Taxes – Recovery of revalued non-depreciable assets”, which is withdrawn.

This amendment should be applied retrospectively for annual periods beginning on January 1, 2012. Early adoption is permitted.

IFRS 10 – “Consolidated Financial Statements”

IFRS 10 establishes a single consolidation model based on the control concept applicable to ally types of entities. Likewise, it introduces a definition of control, according to which a reporting entity controls another entity when it is exposed or has rights to variable returns from its involvements with the entity and has the ability to affect those returns through its power over the entity.

The new standard will replace IAS 27 – “Consolidated and separate financial statements” and SIC 12 – “Consolidation – Special Purpose Entities”. It will be applied in annual periods beginning January 1, 2013. Early adoption is permitted, but it must be applied together with IFRS 11 and IFRS 12.

IFRS 11 – “Joint Arrangements”

IFRS 11 introduces new consolidation principles applicable to all joint arrangements and will replace SIC 13 – “Jointly Controlled Entities” and IAS 31 – “Interests in Joint Ventures”.

The new standard defines joint arrangements and establishes that they shall be classified as joint operations or as joint ventures based on the rights and obligations arising from the arrangement. A joint operation is when the parties who have joint control have rights to the assets of the arrangement and obligations to the liabilities of the arrangement. A joint venture is when the parties who have joint control have rights to the net assets of the arrangement.

Joint operations shall be reported by including them in the financial statements of the entities controlling the assets, liabilities, income and expenses corresponding to them according to the contractual agreement. Joint ventures shall be reported by using the equity method in the consolidated financial statements. The option to report them under the proportionate consolidation method is eliminated.

IFRS 12 will apply for years beginning after January 1, 2013. Early adoption is permitted, but it must be applied together with IFRS 10 and IFRS 11.

IFRS 12 – “Disclosure of Interests in other Entities”

IFRS 12 is a new standard on the disclosure requirements for all types of interests in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities.

IFRS 12 will apply for years beginning after January 1, 2013. Early adoption is permitted, but it must be applied together with IFRS 10 and IFRS 11.

IFRS 13 – “Fair Value Measurement”

IFRS 13 provides guidelines for fair value measurement and disclosure requirements. Under the new definition, fair value will be the price that would be received to sell and asset or paid to transfer a liability in an orderly transaction between market participants at the measured date.

The requirements of the standard do not extend the use of fair value accounting. However, they do provide a guide about how fair value should be applied when its use is required or permitted by other standards.

This new standards shall be prospectively applied as of January 1, 2013. Early adoption is permitted.

IAS 1 Amended – “Presentation of Financial Statements”

The modifications made to IAS 1 include improvements and clarifications regarding the presentation of Other recognized income (expenses) (Valuation adjustments). The main change introduced is that the concepts must be presented distinguishing those that can be reclassified to earnings in the future from those that cannot.

IAS 1 Amended will be applicable for years beginning after July 1, 2012. Early adoption is permitted.

IAS 19 Amended – “Employee Benefits”

IAS 19 Amended introduces modification to the reporting of post-employment benefit liabilities and commitments. The changes inserted are as follows:

•

All changes in the fair value of assets from post-employment plans and obligations in the defined benefit plans shall be reported in the period in which they occur; they shall be recorded in valuation adjustments and shall not be considered earnings in future years. Thus, the options provided by the standard to defer said changes in value (running method) or to recognize them in the year’s earnings have been eliminated.

•	The presentation of changes in fair value of assets from post-employment benefit obligations and plan for defined benefit plans are clarified and specified such that:

•	Service cost, which shall be presented as personnel expenses in the income statement.

•	Financial cost, which shall be presented as part of the financial costs in the income statement.

•	Revaluation, net of taxes, shall be presented in valuation adjustments.

•	Greater disclosure of information is required.

The modifications shall be applicable for years beginning after January 1, 2013. Early adoption is permitted.

3. Banco Bilbao Vizcaya Argentaria Group

The BBVA Group is an international diversified financial group with a significant presence in retail banking, wholesale banking, asset management and private banking. The Group also engages in business activity in other sectors, such as insurance, real estate and operational leasing, among others.

Appendix II shows relevant information on the Group’s subsidiaries as of June 30, 2011. Appendix III shows relevant information on the consolidated jointly controlled entities accounted for using the proportionate consolidation method, as of June 30, 2011. Appendix IV provides additional information on investments and jointly controlled companies consolidated using the equity method. Appendix V shows the main changes in investments over the six months ended June 30, 2011. Appendix VI gives details of the subsidiaries under the full consolidation method and which, based on the information available, were more than 10% owned by non-Group shareholders as of June 30, 2011.

The following table sets forth information related to the Group’s total assets as of June 30, 2011 and December 31, 2010 and the Group’s income attributed to parent company for the six months ended June 30, 2011 and 2010, broken down by the companies in the group according to their activity:

	Millions of Euros/ Percentage
Contribution to Consolidated Group. Entities by Main Activities June 2011	Total Assets Contributed to the Group	% of the Total Assest of the Group	Net Income Attributed to Parent Company	% of the Net Income Attributed to Parent Company
Banks	537,471	94.51%	1,765	75.45%
Financial services	9,084	1.60%	134	5.73%
Portfolio, securities dealers and mutual funds management companies	2,960	0.52%	(28)	(1.20%)
Insurance and pension fund managing companies	16,740	2.94%	442	18.91%
Real Estate, services and other entities	2,450	0.43%	26	1.11%

Total	568,705	100.00%	2,339	100.00%

	Millions of Euros/Porcentages
Contribution to Consolidated Group. Entities by Main Activities	Total Assets Contributed to the Group December 2010	% of the Total Assets of the Group	Net Income Attributed to Parent Company June 2010	% of the Net Income Attributed to Parent Company
Banks	521,701	94.38%	2,196	86.91%
Financial services	8,070	1.46%	136	5.39%
Portfolio, securities dealers and mutual funds management	3,372	0.61%	(216)	(8.55%)
Insurance and pension fund managing companies	17,034	3.08%	410	16.23%
Real Estate, services and other entities	2,561	0.47%	1	0.02%

Total	552,738	100.00%	2,527	100.00%

The Group’s activity is mainly located in Spain, Mexico, the United States and Latin America, with an active presence in Europe and Asia (see Note 17).

As of June 30, 2011 and December 31, 2010, the total assets broken down by countries in which the Group operates, were as follows:

	Millions of Euros
Total Assets by Countries	June 2011	December 2010
Spain	370,017	365,019
Mexico	70,154	73,837
The United States (*)	47,918	52,166
Chile	12,761	13,309
Peru	10,073	10,135
Venezuela	9,252	8,613
Colombia	9,512	8,702
Argentina	5,754	6,075
Rest	33,264	14,882

Total	568,705	552,738

(*)	Includes Puerto Rico

For the six months ended June 30, 2011 and 2010, the interest and similar income of the Group’s most significant subsidiaries, broken down by countries where Group operates, were as follows:

	Millions of Euros
Interest and Similar Income by Countries	June 2011	June 2010
Spain	4,834	4,759
Mexico	2,853	2,704
The United States (*)	897	1,046
Chile	741	387
Venezuela	563	444
Colombia	382	345
Peru	339	280
Argentina	303	285
Rest	589	207

Total	11,501	10,457

(*)	Includes Puerto Rico

•	Spain

The Group’s activity in Spain is fundamentally through BBVA, which is the parent company of the BBVA Group. Appendix I shows BBVA’s individual financial statements as of June 30, 2011, and December 31, 2010.

The following table sets forth BBVA’s total assets and income before tax as a proportion of the total assets and consolidated income before tax of the Group, as of June 30, 2011, and December 31, 2010, after making the corresponding consolidation process adjustments:

Contribution of BBVA, S.A. to Total Assets and Income before Taxes of BBVA Group	June 2011	December 2010
% BBVA Assets over Group Assets	63%	64%
% BBVA Income before tax over consolidated income before tax	19%	32%

The Group also has other companies in Spain’s banking sector, insurance sector, real estate sector and service and operating lease companies.

•	Rest of Europe

The Group’s activity in Europe is carried out through operational branches (Germany, Belgium, France, Italy and United Kingdom) and banks and financial institutions in Switzerland, Italy and Portugal. In addition, in the first half of 2011 the BBVA Group acquired a 25.01% holding in the share capital of the Turkish entity Turkiye Garanti Bankasi, AS (hereinafter, Garanti) and its consolidated group, which is present in Turkey, the Netherlands and some Eastern European countries, with a network of 972 branches and over 3,300 ATMs.

•	Mexico

The Group’s presence in Mexico dates back to 1995. It operates mainly through Grupo Financiero BBVA Bancomer, both in the banking sector through BBVA Bancomer, S.A. and in the insurance and pensions business through Seguros Bancomer S.A. de C.V., Pensiones Bancomer S.A. de C.V. and Administradora de Fondos para el Retiro Bancomer, S.A. de C.V.

•	United States and Puerto Rico

In recent years, the Group has expanded its presence in the United States through the acquisition of several financial groups operating in various southern states. In 2007 the Group acquired Compass Bancshares Inc. and State National Bancshares Inc., taking control of these entities and the companies in their groups. The merger between the three banks based in Texas owned by the Bank (Laredo National Bank, Inc., Texas National Bank, and State National Bank) and Compass Bank, Inc. took place in 2008.

In 2009, through its subsidiary BBVA Compass, the Group acquired some of the assets and liabilities of Guaranty Bank, Inc from the Federal Deposit Insurance Corporation (FDIC).

The BBVA group also has a significant presence in Puerto Rico through its subsidiary BBVA Puerto Rico.

•	Latin America

The Group’s activity in Latin America is mainly focused on the banking, insurance and pensions sectors, in the following countries: Chile, Venezuela, Colombia, Peru, Argentina, Panama, Paraguay and Uruguay. It is also active in Bolivia and Ecuador in the pensions sector.

The Group owns more than 50% of most of the companies in these countries. Appendix II shows a list of the companies which, although less than 50% owned by the BBVA Group, as of June 30, 2011, are fully consolidated at this date as a result of agreements between the Group and the other shareholders giving the Group effective control of these entities (see Note 2.1).

•	Asia

The Group’s activity in Asia is carried out through operational branches (in Tokyo, Hong Kong and Singapore) and representative offices (in Beijing, Shanghai, Seoul, Mumbai and Taipei). The BBVA Group also has several agreements with the CITIC Group (CITIC) for a strategic alliance in the Chinese market (see Note 17). The investment in the CITIC Group includes the investment in Citic International Financial Holdings Limited (“CIFH”) and China National Citic Bank (“CNCB”).

Changes in the Group

The most noteworthy acquisitions and sales of subsidiaries and associate entities in the six months ended June 30, 2011 and the year ended December 31, 2010 were as follows:

•	Acquisition of a holding in the bank Garanti

On March 22, 2011, through the execution of the agreements signed in November 2010 with the Dogus Group and having obtained the corresponding authorizations, BBVA completed the acquisition of a 24.89% holding of common stock of Turkiye Garanti Bankasi, AS.

Subsequently, an additional 0.12% holding was acquired on the market, taking the Group’s total holding in the share capital of Garanti to 25.01% as of June 30, 2011.

The deal with the Dogus group includes an agreement for the joint management of the bank and the appointment of some of the members of its Board of Directors. In addition, BBVA has the option of purchasing an additional 1% of Garanti five years after the initial purchase.

The total price of both acquisitions amounted to $5,876 million (approximately €4,408 million). As of June 30, 2011, the goodwill was recognized at €1,598 million (see Note 20.1). This goodwill is provisional as, in accordance with IFRS 3, there is a one-year period allowed to valuate the goodwill.

This 25.01% holding in Garanti is consolidated in the BBVA Group using the proportionate consolidation method due to the aforementioned joint management agreements, and its contribution to the BBVA Group as of June 30, 2011, after applying the corresponding standardization and consolidation adjustments, represents approximately 3% of the Group’s total assets and liabilities.

BBVA financed part of this acquisition with funds from the capital increase on November 29, for a total effective amount of €5,015 million (see Note 27).

•	Purchase of Credit Uruguay Banco

In May 2010, the Group announced an agreement to acquire, through its subsidiary BBVA Uruguay, the Credit Uruguay Banco, from a French financial group. On January 18, 2011, after obtaining the corresponding authorizations, the purchase of Credit Uruguay Banco was completed for approximately €78 million, generating goodwill for an insignificant amount (see Note 20.1).

•	Purchase of an additional 4.93% of the share capital of CNCB

On April 1, 2010, after obtaining the corresponding authorizations, the purchase of an additional 4.93% of CNCB’s capital was finalized for €1,197 million.

As of June 30, 2011 and December 31, 2010, BBVA had a 29.68% holding in CIFH and 15% in CNCB.

4. Shareholder remuneration

The dividends paid per share in the six months ended June 30, 2011 and 2010, respectively, were as follows:

	June 2011			June 2010
Dividends Paid (*)	% Over Nominal	Euros per Share	Amount (Millions of Euros)	% Over Nominal	Euros per Share	Amount (Millions of Euros)
Ordinary shares	18%	0.090	404	31%	0.150	562
Rest of shares	—	—	—	—	—	—

Total dividends paid	18%	0.090	404	31%	0.150	562

Dividends with charge to income	18%	0.090	404	31%	0.150	562
Dividends with charge to reserve or share premium	—	—	—	—	—	—
Dividends in kind	—	—	—	—	—	—

(*)	The total dividends paid under the cash-flows criteria, are the total amount paid in cash each period to shareholders, regardless of the period there were accued. Other remunerations to shareholders, as the “Dividendo Opción” mentioned below, are not included.

In the six months ended June 30, 2011, the third interim dividend of 2010 was paid and was settled on January 10, 2011 for a gross amount of €0.09 per share (€0.0729 net) per share. In the six months ended June 30, 2010, only the final dividend corresponding to the year ended December 31, 2009 was paid, and settled on April 12, 2010 for a gross amount of €0.15 (€0.1215 net) per share, as the third interim dividend for 2010 was paid early on December 28, 2009.

The Board of Directors of Banco Bilbao Vizcaya Argentaria, S.A. at a meeting held on June 22, 2011, resolved to distribute an interim dividend against the profit of 2011, amounting to €0.10 gross (€0.081 net) per share. The amount of this interim dividend, which was paid on July 8, 2011, net of the amount collected by the Group companies, was €452 million and was recognized under the heading “Shareholders’ funds - Dividends and remuneration” and included under the heading “Financial liabilities at amortized cost - Other financial liabilities” of the consolidated balance sheet as of June 30, 2011 (see Note 23.5).

The provisional financial statement prepared as of May 31, 2011 by Banco Bilbao Vizcaya Argentaria, S.A. in accordance with legal requirements evidencing the existence of sufficient liquidity for the distribution of the amount to the interim dividend was as follows:

Millions of Euros
Available Amount for Interim Dividend Payments	May 31, 2011

Profit at each of the dates indicated, after the provision for income tax	976
Less -

Estimated provision for Legal Reserve	6
Acquisition by the bank of the free allotment rights in the April 2011 capital increase	136

Maximum amount distributable	834

Amount of proposed interim dividend	455

•	New scheme for payment to shareholders

At the Ordinary General Shareholders’ Meeting held on March 11, 2011 two share capital increases were approved under the heading of voluntary reserves within the framework of the new scheme of payment to shareholders called “Option Dividend”.

The “Option Dividend” plan enables shareholders to choose between different alternatives for their remuneration: either receiving shares issued through a share capital increase or in cash by selling the rights allocated in said increase by BBVA (in the year of the free allotment right repurchase agreement assumed by BBVA) or on the market.

This new scheme presents the opportunity for the shareholder to choose to receive his payment in cash or in new issued shares, while the Group continues to respect the terms of payment to shareholders. In this regard, the first of these payments under “Dividend Option” was made in April 2011, replacing the traditional final dividend. This represented a capital increase of €29,740,199.65 (60,694,285 shares with a par value of €0.49), given that 79.74% of the bearers of free allocation rights opted to receive new shares. The remaining 20.26% of the bearers of free allocation rights exercised the agreement to acquire said rights assumed by BBVA, such that BBVA acquired 909,945,425 rights for a total amount of €135,581,868.33 that had remunerated said shareholders in cash.

The financial statement supporting the existence of liquidity, as of March 29, 2011, for making the cash payment derived from the Bank’s acquisition of the free allotment rights corresponding to the Bank shareholders who chose this option in the aforementioned capital increase was as follows:

Millions of Euros
Available amount for free allotment rights	March 29, 2011
Profit of BBVA. S. A. at the date indicated, after the provision for income tax	715

Less -

Estimated provision for Legal Reserve	—

Maximum amount distributable	715

5. Earnings per share

Basic and diluted earnings per share are calculated according to the criteria established by IAS 33:

•

Basic earnings per share are determined by dividing the “Net income attributed to Parent Company” by the weighted average number of shares outstanding, excluding the average number of treasury stock maintained throughout the year.

•

Diluted earnings per share is calculated by using a method similar to that used to calculate basic earnings per share; the weighted average number of shares outstanding, and the earnings attributed to the parent company if appropriate, is adjusted to take into account the potential dilutive effect of certain financial instruments that could generate the issue of new Bank shares (share option commitments with employees, warrants on parent company shares, convertible debt instruments) or for discontinued operations.

In 2011, 2010 and 2009, some transactions were carried out with an impact in the calculation of basic and diluted earnings per share:

•

In 2011 and 2010 the Bank has carried out capital increases with the pre-emptive subscription right for former shareholders (see Note 27). According to IAS 33, the calculation of the basic and diluted earnings per share should be adjusted retrospectively for all years before the issue by using a corrective factor that will be applied to the denominator (a weighted average number of shares outstanding). Said corrective factor is the result of dividing the fair value per share immediately before the exercise of rights by the theoretical ex-rights fair value per share. For these purposes the basic and diluted earnings per share have been recalculated for the six months ended 2010 from the following table.

•

In 2009, the Bank issued subordinated convertible bonds amounting to €2,000 million (see Note 23.4). Since the conversion was mandatory on the date of their final maturity, in accordance with the IAS 33 criteria, the following adjustments must be applied to both the calculation of the diluted earnings per share as well as the basic earnings per share.

•	In the numerator, the net income attributed to the parent company is increased by the amount of the accrued coupon of the subordinated convertible bond.

•	In the denominator, the weighted average number of shares outstanding is increased by the estimated number of shares after the conversion if done that day.

As a result, as can be seen in the following table, for the six months ended June 30, 2011 and 2010 the amount of the basic earnings per share and diluted earnings per share coincide, as since the diluting effect of the conversion is obligatory, it should also be applied to the calculation of the basic earnings per share.

The calculation of earnings per share for the six months ended June 30, 2011 and 2010 is as follows:

Basic and Diluted Earnings per Share	June 2011	June 2010

Numerator for basic and diluted earnigs per share (million of euros)
Net income attributed to parent company	2,339	2,527
+ADJUSTMENTt: Mandatory convertible bonds interest expenses	34	35

Net income adjusted (millions of euros) (A)	2,373	2,562

Denominator for basic earnings per share (number of shares outstanding)
Weighted average number of shares outstanding (1)	4,474	3,697
Weighted average number of shares outstanding x corrective factor (2)		3,902
+ADJUSTMENT: Average number of estimated shares to be converted	243	212
Adjusted number of shares (B)	4,717	4,114

Basic earnings per share (Euros per share)A/B	0.50	0.62

Diluted earnings per share (Euros per share)A/B	0.50	0.62

(1)	‘Weighted average number of shares outstanding (millions of euros), excluded weighted average of treasury shares during the period
(2)	Corrective factor, due to the capital increase with pre-emptive subscription right, applied for the previous years

As of June 30, 2011 and 2010, except for the aforementioned convertible bonds, there were no other financial instruments, share option commitments with employees or discontinued transactions that could potentially affect the calculation of the diluted earnings per share for the years presented.

The Board of Directors of BBVA, at its meeting on June 22, 2011, agreed to convert the entirety of the aforementioned convertible subordinated bonds on July 15, 2011 (see Note 59).

6. Basis and methodology for segment reporting

Segment reporting represents a basic tool in the oversight and management of the Group’s various businesses. The Group compiles reporting information on as disaggregated a level as possible, and all data relating to the businesses these units manage is recognized in full. These disaggregated units are then amalgamated in accordance with the organizational structure preordained by the Group into higher level units and, ultimately, the business segments themselves. Similarly, all the companies making up the Group are also assigned to the different segments according to the geographical areas where they carry out their activity.

Once the composition of each business segment has been defined, certain management criteria are applied, noteworthy among which are the following:

•

Economic capital: Capital is allocated to each business based on capital at risk (CaR) criteria, in turn predicated on unexpected loss at a specific confidence level, determined as a function of the Group’s target capital ratio. This target level is applied at two levels: the first is adjusted core capital, which determines the allocated capital. The Bank uses this amount as a basis for calculating the return generated in each business. The second level is total capital, which determines the additional allocation in terms of subordinate debt and preferred securities. The calculation of the CaR combines credit risk, market risk, structural risk associated with the balance sheet equity positions, operational risk, fixed assets and technical risks in the case of insurance companies. These calculations are carried out using internal models that have been defined following the guidelines and requirements established under the Basel II Capital Accord, with economic criteria prevailing over regulatory ones.

Due to its sensitivity to risk, CaR is an element linked to management policies of the businesses themselves. It standardizes capital allocation between them in accordance with the risks incurred and makes it easier to compare profitability. In other words, it is calculated in a way that is standard and integrated for all kinds of risks and for each operation, balance or risk position, allowing its risk-adjusted return to be assessed and an aggregate to be calculated for the return by client, product, segment, unit or business area.

•

Internal transfer prices: The calculation of the net interest income of each business is performed by applying the internal transfer rates to both the asset and liability entries. Said rates are made up by a market rate based on the review period for the transaction, and a liquidity premium. In 2010, the liquidity conditions of the financial markets made access to the financing from Spanish credit institutions more expensive. BBVA was no exception to the rising cost. As a result, since January 2011 and retroactively for 2010 data, the liquidity premium allocated to the business areas through the reference internal rate system has been modified upwards. The objective is to adapt to the new reality of the financial markets. Furthermore, the allocation of profits across business generation and distribution units (e.g., in asset management products) is performed at market prices.

•

Allocation of operating expenses: Both direct and indirect expenses are allocated to the segments, except for those items for which there is no clearly defined or close link with the businesses, as they represent corporate/institutional expenses incurred on behalf of the overall Group.

•	Cross selling: On certain occasions, consolidation adjustments are made to eliminate overlap accounted for in the results of one or more units as result of cross-selling focus.

Description of the Group’s business segments

Following the acquisition of the stake in the Turkish bank Garanti and its incorporation, as of March 2011, into the accompanying financial statements of the Group, BBVA is beginning to have a relevant presence, in terms of both the balance sheet and income, in Europe and Asia. Furthermore, since the start of the crisis, the importance of geographical location of businesses in order to obtain the proper perception of the risks and a better estimates for future growth capacity has been made evident. Finally, new regulations are moving towards local management of structural risks to prevent potential contagion between financial systems. To the effect, businesses that in 2010 were included in the areas of Spain and Portugal and Wholesale Banking and Asset Management (WB&AM) were regrouped into the following areas:

•	Spain: includes BBVA’s business in all its segments in the country.

•	Eurasia: includes all of BBVA’s activity in the rest of Europe and in Asia, including the aforementioned holding of the Group in Garanti.

Therefore, the configuration of the business areas and their composition are as follows:

•

Spain: includes the Retail Network, with the segments of individual customers, private banking and small businesses in the domestic market; Corporate and Business Banking (CBB), which manages the segments of SMEs, companies and corporate clients, institutions and developers in the country; Corporate and Investment Banking (C&IB) (Global Clients and Investment Banking), which includes the activity carried out with large corporations and multinational groups; Global Markets (GM), with the liquidity assets management and distribution serves in the same markets; and other units, including BBVA Seguros y Asset Management (AM), with the management of mutual and pension funds in Spain.

•

Eurasia: which incorporates the activity carried out in the rest of Europe and Asia and that in 2010 reported in Spain and Portugal (BBVA Portugal, Consumer Finance Italy and Portugal and the retail business of the branches in Paris, London and Brussels), or under WB&AM (Global Clients and Investment Banking, Markets, CNCB and CIFH). It also includes all information from Garanti.

•	Mexico: Includes the banking, pensions and insurance businesses in the country.

•	United States: encompasses the Group’s business in the United States and in the Commonwealth of Puerto Rico.

•	South America: Includes the banking, pensions and insurance businesses in South America.

As well as the areas indicated, all the areas also have allocations of other businesses that include eliminations and other items not assigned to the units.

Finally, the Corporate Activities unit includes all the business not included in the business areas. Basically, this segment records the costs from head offices with a strictly corporate function and makes allocations to corporate and miscellaneous provisions, such as early retirement. It also includes the Financial Management unit, which performs management functions for the Group as a whole, essentially management of asset and liability positions in euro-denominated interest rates and in exchange rates, as well as liquidity and capital management functions. The management of asset and liability interest-rate risks in currencies other than the euro is recognized in the corresponding business areas. It also includes the Industrial and Financial Holdings unit and the Group’s non-international real estate businesses.

The total breakdown of the Group’s assets by business areas as of June 30, 2011 and December 31, 2010 was as follows:

	Millions of Euros
Total Assets by Bussiness Areas	June 2011	December 2010
Spain	299,966	297,641
Eurasia	55,289	45,975
Mexico	70,597	75,152
South America	52,936	51,671
The United States	53,018	57,575
Corporate Activities	36,899	24,724

Total	568,705	552,738

The detail of the consolidated net income for the six months ended June 30, 2011 and 2010, for each business area, was as follows:

	Millions of Euros
Net Income attributed by Bussiness Areas	June 2011	June 2010
Spain	896	1,366
Eurasia	449	271
Mexico	885	799
South America	529	452
The United States	151	146
Corporate Activities	(572)	(506)

Subtotal	2,339	2,527

Non-assigned income	—	—
Elimination of interim income (between segments)	—	—
Other gains (losses) (*)	246	183
Income tax and/or income from discontinued operations	558	941

INCOME BEFORE TAX	3,143	3,651

(*)	Net income attributed to non-controlling interests

For the six months ended June 30, 2011 and 2010 the detail of the ordinary income for each operating segment, which is made up of the “Interest and similar income”, “Dividend income”, “Fee and commission income”, “Net gains (losses) on financial assets and liabilities” and “Other operating income”, was as follows:

	Millions of Euros
Total Ordinary Income by Bussiness Areas	June 2011	June 2010
Spain	3,448	3,773
Eurasia	822	501
Mexico	2,858	2,725
South America	2,130	1,844
The United States	1,163	1,308
Corporate Activities	5	729
Adjustments and eliminations of ordinary income between segments	—	—

Total	10,425	10,880

7. Risk managements

Dealing in financial instruments can entail the assumption or transfer of one or more classes of risk by financial institutions. The risks related to financial instruments are:

•	Credit risk: The likelihood that one party to a financial instrument will fail to meet its contractual obligations and cause a financial loss for the other party.

•	Market risk: The likelihood of losses in the value of the positions held as a result of changes in the market prices of financial instruments. It includes three types of risks:

•	Interest rate risk: this arises from variations in market interest rates.

•	Foreign-exchange risk: this is the risk resulting from variations in foreign exchange rates.

•

Price risk: this is the risk resulting from variations in market prices, either due to factors specific to the instrument itself, or alternatively to factors which affect all the instruments traded on the market.

•

Liquidity risk: this is the possibility that a company cannot meet its payment commitments duly, or, to do so, must resort to borrowing funds under onerous conditions, or risking its image and the reputation of the entity.

Principles and policies

The purpose of Global Risk Management (GRM) is to protect the Group’s solvency, helping to define its strategy and promoting business development.

The general guiding principles followed by the BBVA Group to define and monitor its risk profile are set out below:

•	The risk management function is unique, independent and global.

•

The assumed risks must be compatible with the target capital adequacy and must be identified, measured and assessed. Monitoring and management procedures and sound control and mitigation systems must likewise be in place.

•	All risks must be managed integrally during their life cycle, being treated differently depending on their type and with active portfolio management based on a common measurement (economic capital).

•

It is each business area’s responsibility to propose and maintain its own risk profile, within their independence in the corporate action framework (defined as the set of risk policies and procedures), using a proper risk infrastructure.

•

The risk infrastructure must be suitable in terms of people, tools, databases, information systems and procedures so that there is a clear definition of roles and responsibilities, ensuring efficient assignment of resources among the corporate area and the risk units in business areas.

Building on these principles, the Group has developed an integrated risk management system that is structured around three main components: (i) a corporate risk governance regime, with adequate segregation of duties and responsibilities (ii) a set of tools, circuits and procedures that constitute the various different risk management regimes, and (iii) an internal control system.

Corporate governance system

The Group has a corporate governance system which is in keeping with international recommendations and trends, adapted to requirements set by regulators in each country and to the most advanced practices in the markets in which it pursues its business.

In the field of risks the Board of Directors is responsible for establishing the general principles that define the Institution’s risk objectives, approving the risk control and management policy and the regular monitoring of the internal systems of information and control.

To perform this function correctly the board is supported by the Executive Committee and a Risk Committee, the main mission of the latter being to assist the board in undertaking its functions associated with risk control and management.

Under Article 36 of the Board Regulations, the Risk Committee is assigned the following functions for these purposes:

•	To analyze and evaluate proposals related to the Group’s risk management and oversight policies and strategies.

•	To monitor the match between risks accepted and the profile established.

•

To assess and approve, where applicable, any risks whose value could compromise the Group’s capital adequacy or recurrent earnings, or that present significant potential operational or reputational risks.

•	To check that the Group possesses the means, systems, structures and resources in accordance with best practices to allow the implementation of its risk management strategy.

The risk function is distributed among the risk units of the business areas and the Corporate Area. The latter defines the global policies and strategies, while the risk units propose and maintain the risk profile of each customer independently, but within the corporate framework for action.

The Corporate Risk Area combines a vision based on risk type with a global vision. It is divided into five units:

•	Corporate risk management: Responsible for the management and control of Credit, Market, Technical, Structural, Real Estate and Non-Banking risks.

•	Validation & Control: Manages the internal control and operational risk model, the internal validation of the measurement models and risk acceptance.

•	Structural Management & Asset Allocation: In charge of defining the target risk profile and responsible for global management of the risks assumed by the Group in its activity.

•	Technology & Methodologies: Responsible for the management of the technological and methodological developments required for risk management in the Group.

•

Technical Secretariat: In charge of technical comparison of the proposals for the Risk Management Committee and the Risk Committee, it prepares and promotes the regulations applicable to social and environmental risk management.

Using this structure, the risk management system insures the following: first, the integration, control and management of all the Group’s risks; second, the application of standardized risk principles, policies and metrics throughout the entire Group; and third, the necessary insight into each geographical region and each business.

This organizational scheme is complemented by different committees, which include the following:

•

The Global Asset Allocation Committee is made up of the Group’s President and COO, the financial director, the corporate strategy and development director and the Global Risk Management director. This committee plans the process of risk acceptance by proposing an objective risk objective, which is submitted to the Board’s Risk Committee.

•

The task of the Global Internal Control and Operational Risk Committee is to undertake a review at the level of the Group and of each of its units, of the control environment and the running of the internal control and operational risk models, and likewise to monitor and locate the main operational risks the Group is subject to, including those that are transversal in nature. This committee is therefore the highest operational risk management body in the Group.

•

This Risk Management Committee is made up of the risk managers from the Risk Units from the business areas and those of the Corporate Risk Area. This body is responsible for establishing the Group’s risk strategy (especially as regards policies and structure of this function in the Group), presenting its proposal to the Group’s governing bodies for their approval, monitoring the management and control of risks in the Group and, if necessary, adopting the necessary actions.

•

The Global Risk Management Committee is made up of the corporate directors of the Group’s risk unit and those responsible for risks in the different countries and WB&AM. It reviews the Group’s risk strategy and the general implementation of the main risk projects and initiatives in the business areas.

•

The Risk Management Committee is made up of the following permanent members: the Global Risk Management director, the Corporate Risk Management director and the Technical Secretary. The rest of the committee members deal with the operations that have to be analyzed in each of its sessions. The members analyze and decide on those financial programs and operations that are within its remit and discuss those that are not, and if necessary transfer them for approval to the Risk Committee.

•	The Assets and Liabilities Committee (“ALCO”) is responsible for actively managing structural interest rate and foreign exchange risk positions, global liquidity and the Group’s capital base.

•	The Technology and Methodologies Committee decides on the hedging needs of models and infrastructures in the Business Areas within the framework of the operational model of Global Risk Management.

•

The functions of the New Products Committee are to assess, and if appropriate to approve, the introduction of new products before the start of activity; to undertake subsequent control and monitoring for newly authorized products; and to foster business in an orderly way to enable it to develop in a controlled environment.

Tools, circuits and procedures

The Group has implemented an integral risk management system designed to cater for the needs arising in relation to the various types of risk. This has prompted it to equip the management processes for each risk with measurement tools for risk acceptance, assessment and monitoring and to define the appropriate circuits and procedures, which are reflected in manuals that also include management criteria.

Specifically, the Group’s risk management main activities are as follows: calculation of the risk exposures of the various portfolios, considering any related mitigating factors (netting, collateral, etc.); calculation of the probability of default ( “PD”), loss severity and expected loss of each portfolio, and assignment of the PD to the new transactions (ratings and scorings); values-at-risk measurement of the portfolios based on various scenarios using historical simulations; establishment of limits to the potential losses based on the various risks incurred; determination of the possible impacts of the structural risks on the income statement; setting of limits and alerts to safeguard the Group’s liquidity; identification and quantification of operational risks by business line to enable the mitigation of these risks through corrective measures; and definition of efficient circuits and procedures which contribute to the efficient achievement of the targets set.

Internal control model

The Group’s internal control model is based on the best practices described in the following documents: “Enterprise Risk Management – Integrated Framework” by the COSO (Committee of Sponsoring Organizations of the Treadway Commission) and “Framework for Internal Control Systems in Banking Organizations” by the Bank for International Settlements (BIS).

The internal control model therefore comes within the Integral Risk Management Framework. Said framework is understood as the process within the entity involving its board of directors, its management and all its staff, which is designed to identify potential risks facing the institution and which enables them to be managed within the limits defined, so as to assure that the business targets set by management are met.

This integral risk management framework is made up of Specialized Units (Risks, Compliance, Global Accounting and Management Information, Legal Services), the Internal Control Function and Operational Risk and Internal Audit.

The internal control model is underpinned by, amongst others, the following principles:

•	The “process” is the articulating axis of the internal control model.

•	Risk identification, assessment and mitigation activities must be unique for each process.

•	It is the Group’s units that are responsible for internal control.

•	The systems, tools and information flows that support internal control and operational risk activities must be unique or, in any event, they must be wholly administered by a single unit.

•

The specialized units promote policies and draw up internal regulations, the second-level development and application of which is the responsibility of the Corporate Internal Control and Operational Risk Unit.

One of the essential elements in the model is the entity-level controls, a top-level control layer, the aim of which is to reduce the overall risk inherent in its business activities.

Each unit’s Internal Control and Operational Risk Management is responsible for implementing the control model within its scope of responsibility and managing the existing risk by proposing improvements to processes.

Given that some units have a global scope of responsibility, there are transversal control functions which supplement the previously mentioned control mechanisms.

Lastly, the Internal Control and Operational Risk Committee in each unit is responsible for approving suitable mitigation plans for each existing risk or shortfall. This committee structure culminates at the Group’s Global Internal Control and Operational Risk Committee.

Risk concentrations

In the trading area, limits are approved each year by the Board’s Risk Committee on exposures to trading, structural interest rate, structural currency, equity and liquidity risk at the banking entities and in the asset management, pension and insurance businesses. These limits factor in many variables, including economic capital and earnings volatility criteria, and are reinforced with alert triggers and a stop-loss scheme.

In relation to credit risk, maximum exposure limits are set by customer and country; generic limits are also set for maximum exposure to specific deals and products. Upper limits are allocated based on iso-risk curves, determined as the sum of expected losses and economic capital, and its ratings-based equivalence in terms of gross nominal exposure.

There is also an additional guideline in terms of oversight of maximum risk concentration up to and at the level of 10% of equity: stringent requirements in terms of in-depth knowledge of the counterparty, its operating markets and sectors.

For retail portfolios, potential concentrations of risk are analyzed by geographical area or by certain specific risk profiles in relation to overall risk and earnings volatility; where appropriate, the opportune measures are taken, imposing cut-offs using scoring tools, via recovery management and mitigating exposure using pricing strategy, among other approaches.

7.1 Credit Risk

Maximum credit risk exposure

The Group’s maximum credit risk exposure as of June 30, 2011 and December 31, 2010, without recognizing the availability of collateral or other credit enhancements to guarantee compliance, is broken down by financial instrument and counterparties in the table below:

		Millions of Euros
Maximum Credit Risk Exposure	Notes	June 2011	December 2010
Financial assets held for trading	10	26,053	24,358
Debt securities		26,053	24,358
Government		22,802	20,397
Credit institutions		1,921	2,274
Other sectors		1,329	1,687
Other financial assets designated at fair value through profit or loss	11	646	691
Debt securities		646	691
Government		76	70
Credit institutions		100	87
Other sectors		470	534
Available-for-sale financial assets	12	54,722	50,602
Debt securities		54,722	50,602
Government		38,014	33,074
Credit institutions		10,609	11,235
Other sectors		6,099	6,293
Loans and receivables	13	379,570	373,037
Loans and advances to credit institutions		22,865	23,604
Loans and advances to customers		354,493	347,210
Government		35,086	31,224
Agriculture		3,721	3,977
Industry		34,795	36,578
Real estate and construction		50,427	55,854
Trade and finance		55,601	45,689
Loans to individuals		136,208	135,868
Finance leases		7,753	8,141
Other		30,902	29,879
Debt securities		2,212	2,223
Government		1,967	2,040
Credit institutions		80	6
Other sectors		165	177
Held-to-maturity investments	14	9,334	9,946
Government		8,220	8,792
Credit institutions		511	552
Other sectors		603	602
Derivatives (trading and hedging)	10-15	42,008	44,762

Subtotal		512,332	503,396

Valuation adjustments		343	299

Total balance		512,675	503,695

Financial guarantees		36,360	36,441
Drawable by third parties		90,768	86,790
Government		2,617	4,135
Credit institutions		2,513	2,303
Other sectors		85,638	80,352
Other contingent exposures		5,522	3,784

Total off-balance	34	132,649	127,015

Total maximum credit exposure		645,324	630,710

For financial assets recognized in the accompanying consolidated balance sheets, credit risk exposure is equal to the carrying amount, except for trading and hedging derivatives. The maximum exposure to credit risk on financial guarantees is the maximum that BBVA would be liable for if these guarantees were called in.

For trading and hedging derivatives, this information reflects the maximum credit exposure better than the amount shown on the balance sheet because it does not only include the market value on the date of the transactions (the carrying amount only shows this figure); it also estimates the potential risk of these transactions on their due date.

Regarding the renegotiated financial assets as of June 30, 2011, the BBVA Group did not perform any renegotiations that resulted in the need to reclassify doubtful risks as outstanding risks. The amount of financial assets that would be irregular had their conditions not been renegotiated is not significant with respect to the Group’s total loan portfolio as of June 30, 2011.

Mitigation of credit risk, collateral and other credit enhancements, including risk hedging and mitigation policies

In most cases, maximum exposure to credit risk is reduced by collateral, credit enhancements and other actions which mitigate the Group’s exposure.

The Group applies a credit risk hedging and mitigation policy deriving from a banking approach focused on relationship banking. On this basis, the provision of guarantees is a necessary but not sufficient instrument when taking risks; therefore for the Group to assume risks, it needs to verify the payment or resource generation capacity to ensure the amortization of the risk incurred.

The above is carried out through a prudent risk management policy which consists of analyzing the financial risk in a transaction, based on the repayment or resource generation capacity of the credit recipient, the provision of guarantees in any of the generally accepted ways (cash collateral, pledged assets, personal guarantees, covenants or hedges) appropriate to the risk undertaken, and lastly on the recovery risk (the asset’s liquidity).

The procedures for the management and valuation of collaterals are set out in the Internal Manual on Credit Risk Management Policies, which the Group actively uses in the arrangement of transactions and in the monitoring of both these and customers.

This manual lays down the basic principles of credit risk management, which includes the management of the collateral assigned in transactions with customers. Accordingly, the risk management model jointly values the existence of an adequate cash flow generation by the obligor that enables him to service the debt, together with the existence of suitable and sufficient guarantees that ensure the recovery of the credit when the obligor’s circumstances render him unable to meet their obligations.

The procedures used for the valuation of the collateral are consistent with the market’s best practices, which involve the use of appraisal for real estate guarantees, market price for shares, quoted value of shares in a mutual fund, etc.

All collaterals assigned are to be properly instrumented and recognized in the corresponding register, as well as receive the approval of the Group’s Legal Units.

The following is a description of the main collateral for each financial instrument class:

•

Financial assets held for trading: The guarantees or credit enhancements obtained directly from the issuer or counterparty are implicit in the clauses of the instrument. In trading derivatives, credit risk is minimized through contractual netting agreements, where positive- and negative-value derivatives with the same counterparty are offset for their net balance. There may likewise be other kinds of guarantees, depending on counterparty solvency and the nature of the transaction.

•

Other financial assets designated at fair value through profit or loss: The guarantees or credit enhancements obtained directly from the issuer or counterparty are inherent in the structure of the instrument.

•	Available for sale financial assets: The guarantees or credit enhancements obtained directly from the issuer or counterparty are inherent in the structure of the instrument.

•	Loans and receivables:

•	Loans and advances to credit institutions: These have the counterparty’s personal guarantee.

•

Total lending to customers: Most of these operations are backed by personal guarantees extended by the counterparty. The collateral received to secure loans and advances to other debtors includes mortgages, cash guarantees and other collateral such as pledged securities. Other kinds of credit enhancements may be put in place such as guarantees.

•	Debt securities: The guarantees or credit enhancements obtained directly from the issuer or counterparty are inherent in the structure of the instrument.

•	Held-to-maturity investments: The guarantees or credit enhancements obtained directly from the issuer or counterparty are inherent in the structure of the instrument.

•

Hedging derivatives: Credit risk is minimized through contractual netting agreements, where positive- and negative-value derivatives with the same counterparty are settled at their net balance. There may likewise be other kinds of guarantees, depending on counterparty solvency and the nature of the transaction.

•	Financial guarantees, other contingent exposures and drawable by third parties: These have the counterparty’s personal guarantee.

The Group’s collateralized credit risk as of June 30, 2011 and December 31, 2010, excluding balances deemed impaired, is broken down in the table below:

	Millions of Euros
Collateralized Credit Risk	June 2011	December 2010
Mortgage loans	130,745	132,628
Operating assets mortgage loans	3,560	3,638
Home mortgages	108,018	108,224
Rest of mortgages	19,167	20,766
Secured loans, except mortgage	28,824	26,618
Cash guarantees	349	281
Secured loan (pledged securities)	563	563
Rest of secured loans	27,912	25,774

Total	159,568	159,246

In addition, the derivatives carry contractual, legal compensation rights that have effectively reduced credit risk by €24,019 million as of December 31, 2010 and by €27,933 million as of June 30, 2011.

As of June 30, 2011, specifically in relation to mortgages, the average amount pending loan collection represented 50.7% of the collateral pledged (53.1% as of December 31, 2010).

Credit quality of financial assets that are neither past due nor impaired

BBVA has ratings tools that enable it to rank the credit quality of its operations and customers based on a rating system and to map these ratings to probability of default (“PD”) scales. To analyze the performance of PD, the Group has a series of tracking tools and historical databases that house the pertinent information generated internally.

The scoring tools vary by customer segment (companies, corporate clients, SMEs, public authorities, etc). Scoring is a decision model that contributes to both the arrangement and management of retail type loans: consumer loans, mortgages, credit cards for individuals, etc. Scoring is the tool used to decide to whom a loan should be assigned, what amount should be assigned and what strategies can help establish the price, because it is an algorithm that sorts transactions in accordance with their credit rating. The move towards advanced risk management makes it possible to establish more proactive commercial relations with customers. Proactive scoring establishes limits for customers that are then used when granting transactions.

Rating tools, as opposed to scoring tools, do not assess transactions but focus on customers instead: Companies, corporate clients, SMEs, public authorities, etc. For wholesale portfolios where the number of defaults is very low (sovereigns, corporates, financial entities) the internal ratings models are fleshed out by benchmarking the statistics maintained by external rating agencies (Moody’s, Standard & Poor’s and Fitch). To this end, each year the Bank compares the PDs compiled by the agencies at each level of risk rating and maps the measurements compiled by the various agencies to the BBVA master rating scale.

Once the probability of default for the transactions or customers has been determined, the so-called business cycle adjustment starts. This involves generating a risk metric outside the context estimate, seeking to gather information that represents behavior for an entire economic cycle. This probability is linked to the Group’s master rating scale.

BBVA maintains a master rating scale with a view to facilitating the uniform classification of the Group’s various asset risk portfolios. The table below shows the abridged scale which groups outstanding risk into 17 categories as of June 30, 2011:

Internal Rating	Probability of default (basis points)
Reduced List (17 groups)	Average	Minimum from >=	Maximum

AAA	1	—	2
AA+	2	2	3
AA	3	3	4
AA-	4	4	5
A+	5	5	6
A	8	6	9
A-	10	9	11
BBB+	14	11	17
BBB	20	17	24
BBB-	31	24	39
BB+	51	39	67
BB	88	67	116
BB-	150	116	194
B+	255	194	335
B	441	335	581
B-	785	581	1,061
C	2,122	1,061	4,243

The table below outlines the distribution of exposure including derivatives by internal ratings, to financial entities and public institutions (excluding sovereign risk), of the Group’s main institutions as of June 30, 2011 and December 31, 2010:

Credit Risk Distribution by Internal Rating	June 2011	December 2010
AAA/AA+/AA/AA-	21.88%	26.94%
A+/A/A-	32.30%	27.49%
BBB+	10.74%	9.22%
BBB	5.16%	4.49%
BBB-	4.94%	5.50%
BB+	5.39%	5.10%
BB	3.83%	4.57%
BB-	5.56%	4.88%
B+	3.75%	4.84%
B	3.67%	4.81%
B-	2.25%	1.89%
CCC/CC	0.53%	0.27%

Total	100.00%	100.00%

Policies and procedures for preventing excessive risk concentration

In order to prevent the build-up of excessive concentrations of credit risk at the individual, country and sector levels, the Group maintains the risk concentration indices updated at the individual and portfolio levels tied to the various observable variables within the field of credit risk management. The limit on the Group’s exposure or share of a customer’s financial business therefore depends on the customer’s credit rating, the nature of the facility, and the Group’s presence in a given market, based on the following guidelines:

•

The need to balance the customer’s financing needs, broken down by type (commercial/financial, short/long-term, etc.). This approach provides a better operational mix that is still compatible with the needs of the bank’s clientele.

•

Other determining factors are national legislation and the ratio between the size of customer lending and the Bank’s equity (to prevent risk from becoming overly concentrated among few customers). Additional factors taken into consideration include constraints related to market, customer, internal regulation and macroeconomic factors, etc.

•	Meanwhile, correct portfolio management leads to identification of risk concentrations and enables appropriate action to be taken.

Operations with customers or groups that entail an expected loss plus economic capital of over €18 million are approved at the highest level, i.e., by the Board Risk Committee. As a reference, this is equivalent in terms of exposure to 10% of eligible equity for AAA and to 1% for a BB rating, implying oversight of the major individual risk concentrations by the highest-level risk governance bodies as a function of credit ratings.

There is additional guideline in terms of a maximum risk concentration level of up to and including 10% of equity: up to this level there are stringent requirements in terms of in-depth knowledge of the client, its operating markets and sectors of operation.

Sovereign debt exposure

As of June 30, 2011, the sovereign debt exposure amounted to €69,469 million. Said exposure was included in the following line items of the accompanying consolidated balance sheet: “Financial liabilities held of trading” (32%), “Available for Sale Financial Assets” (53%), “Loans and receivables” (3%) and “Held-to-maturity investments” (12%).

As of June 30, 2011, the detail of the Group’s sovereign debt exposure in accordance with the classification of each country by its ratings was as follows:

Exposure to Sovereign Counterparties by Ratings (*)	Millions of Euros	%
Equal or higher than AA	39,268	56.53%
Of which:
Spain	34,587	49.79%
Below AA	30,201	43.47%
Of which:
Mexico	17,535	25.24%
Italy	4,357	6.27%
Portugal	136	0.20%
Grece	101	0.15%
Ireland	—	—

Total	69,469	100.00%

(*)	Global Ratings established by external rating agencies as of June 30, 2011.

Financial assets past due but not impaired

The table below provides details of financial assets past due as of June 30, 2011 and December 31, 2010, but not considered to be impaired, listed by their first due date:

	Millions of Euros
	June 2011			December 2010
Financial Assets Past Due but Not Impaired	Less than 1 Months Past-Due	1 to 2 Months Past-Due	2 to 3 Months Past-Due	Less than 1 Months Past-Due	1 to 2 Months Past-Due	2 to 3 Months Past-Due
Loans and advances to credit institutions	—	—	—	—	—	—
Loans and advances to customers	2,274	279	409	1,082	311	277
Government	175	13	35	122	27	27
Other sectors	2,099	266	374	960	284	250
Debt securities	—	—	—	—	—	—

Total	2,274	279	409	1,082	311	277

Impaired assets and impairment losses

The table below shows the composition of the balance of impaired financial assets classified by heading in the consolidated balance sheet and the impaired contingent liabilities as of June 30, 2011 and December 31, 2010:

	Millions of Euros
Impaired Risks. Breakdown by Type of Asset and by Sector	June 2011	December 2010
Impaired Risks on Balance
Available-for-sale financial assets	145	140
Debt securities	145	140
Loans and receivables	15,627	15,472
Loans and advances to credit institutions	103	101
Loans and advances to customers	15,515	15,361
Debt securities	9	10

Total Impaired Risks on Balance (1)	15,772	15,612

Impaired Risks Off Balance (2)
Impaired contingent liabilities	275	324

TOTAL IMPAIRED RISKS (1)+(2)	16,047	15,936

Of which:
Goverment	138	123
Credit institutions	161	129
Other sectors	15,473	15,360
Mortgage	9,859	8,627
With partial secured loans	71	159
Rest	5,543	6,574
Impaired contingent liabilities	275	324

TOTAL IMPAIRED RISKS	16,047	15,936

The changes in the six months ended June 30, 2011 and 2010 in the impaired financial assets and contingent liabilities were as follows:

	Millions of Euros
Changes in Impaired Financial Assets and Contingent Liabilities	June 2011	June 2010
Balance at the beginning	15,936	15,928

Additions (1)	6,517	6,242
Recoveries (2)	(4,366)	(4,468)
Net additions (1)+(2)	2,151	1,774
Transfers to write-off	(2,079)	(1,919)
Exchange differences and other	39	618

Balance at the end	16,047	16,401

Recoveries on entries (%)	67	72

Below are details of the impaired financial assets as of June 30, 2011 and December 31, 2010, classified by geographical location of risk and by the time since their oldest past-due amount or the period since they were deemed impaired:

	Millions of Euros
June 2011	Less than 6 Months Past-Due	6 to 9 Months Past-Due	9 to 12 Months Past-Due	More than 12 Months Past-Due	Total
Spain	4,878	1,032	899	4,808	11,617
Rest of Europe	231	41	21	219	513
Latin America	1,475	157	107	390	2,129
The United States	599	144	160	609	1,513

Total	7,183	1,374	1,187	6,026	15,772

Impaired Assets by Geographic Area and Time Since Oldest Past-Due Amount

	Millions of Euros
December 2010	Less than 6 Months Past-Due	6 to 9 Months Past-Due	9 to 12 Months Past-Due	More than 12 Months Past-Due	Total
Spain	5,279	1,064	798	4,544	11,685
Rest of Europe	106	24	24	55	209
Latin America	1,473	112	100	397	2,082
The United States	1,110	84	111	331	1,636

Total	7,968	1,284	1,034	5,327	15,612

The table below shows the aggregated finance income accrued on impaired financial assets as of June 30, 2011 and December 31, 2010:

	Millions of Euros
	June 2011	December 2010
Financial Income from Impaired Assets	1,766	1,717

This income is not recognized in the accompanying consolidated income statements due to the existence of doubts as to the collection of these assets.

Note 2.2.1.b gives a description of the individual analysis of impaired financial assets, including the factors the entity takes into account in determining that they are impaired and the extension of guarantees and other credit enhancements.

The following shows the changes in impaired financial assets written off from the consolidated balance sheet for the six months ended June 30, 2011 and 2010 because the possibility of their recovery was deemed remote:

	Millions of Euros
Changes in Impaired Financial Assets Written-Off from the Balance Sheet	June 2011	June 2010
Balance at the beginning	13,367	9,833

Increase:	2,425	2,152
Decrease:	(855)	(609)
Cash recovery	(143)	(111)
Foreclosed assets	(11)	(9)
Sales of written-off	(90)	(204)
Other causes	(610)	(285)
Net exchange differences	(142)	675

Balance at the end	14,795	12,051

The Group’s Non-Performing Assets (“NPA”) ratios for the headings “Loans and advances to customers” and “Contingent liabilities” as of June 30, 2011 and December 31, 2010 were:

	Percentage (%)
NPA ratio	June 2011	December 2010
BBVA Group	4.0	4.1

A breakdown of impairment losses by type of financial instrument registered in the accompanying consolidated income statement and the recoveries of impaired financial assets is provided Note 49.

The accumulated balance of impairment losses on financial broken down by portfolio in the consolidated balance sheets as of June 30, 2011 and December 31, 2010 is as follows:

		Millions of Euros
Impairment Losses	Notes	June 2011	December 2010
Available-for-sale portfolio	12	574	619
Loans and receivables	13	9,389	9,473
Loans and advances to customers		9,304	9,396
Loans and advances to credit institutions		75	67
Debt securities		10	10
Held to maturity investment	14	1	1

Total		9,964	10,093

Of which:		—	—
For impaired portfolio		6,983	7,362
For currently non-impaired portfolio		2,981	2,731

In addition to total amount of funds indicated above, as of June 30, 2011 and December 31, 2010, the amount of the provisions for contingent exposures and commitments rose to €282 and €264 million euros, respectively (see Note 25).

The changes in the aggregate impairment losses for the six months ended June 30, 2011 and 2010 were as follows:

	Millions of Euros
Changes in the Impairment Losses	June 2011	June 2010
Balance at the beginning	10,093	9,255

Increase in impairment losses charged to income	2,962	3,618
Decrease in impairment losses credited to income	(835)	(1,088)
Transfers to written-off loans, exchange differences and other	(2,256)	(1,590)

Balance at the end	9,964	10,195

Of which:
For impaired portfolio	6,983	7,169
For currently non-impaired portfolio	2,981	3,026

The majority of the impairment on financial assets corresponds to the heading “Loans and receivables - Loans and advances to customers”. The changes in the accumulated impairment losses for the six months ended June 30, 2011 and 2010 under this heading were as follows:

	Millions of Euros
Changes in the Impairment Losses of the heading “Loans and Receivables - Loans and advances to customers”	June 2011	June 2010
Balance at the beginning	9,396	8,720

Increase in impairment losses charged to income	2,943	3,546
Decrease in impairment losses credited to income	(823)	(1,063)
Transfers to written-off loans, exchange differences and other	(2,212)	(1,578)

Balance at the end	9,304	9,625

Of which:
For impaired portfolio	6,356	6,621
For currently non-impaired portfolio	2,948	3,004

7.2 Market risk

a) Market Risk

Within the most common market risks defined previously for certain positions, other risks need to be considered: Credit spread risk, basis risk, volatility or correlation risk.

Value at Risk (VaR) is the basic variable for measuring and controlling the Group’s market risk. This risk metric estimates the maximum loss that may occur in a portfolio’s market positions for a particular time horizon and given confidence level. VaR is calculated in the Group at a 99% confidence level and a 1-day time horizon.

BBVA and BBVA Bancomer have received approval from the Bank of Spain to use the internal model to calculate bank capital requirements for market risk.

In BBVA and BBVA Bancomer VaR is estimated using historic simulation methodology. This methodology consists of observing how the profits and losses of the current portfolio would perform if the market conditions from a particular historic period were in force, and from that information to infer the maximum loss at a certain confidence level. It offers the advantage of accurately reflecting the historical distribution of the market variables and of not requiring any specific distribution assumption. The historic period comprises two years.

With regard to market risk, limit structure determines a system of VaR and economic capital at risk limits for each business unit, with specific sub-limits by type of risk, activity and desk.

Validity tests are performed on the risk measurement models used to estimate the maximum loss that could be incurred in the positions assessed with a certain level of probability (backtesting), as well as measurements of the impact of extreme market events on risk positions (stress testing). The Group is currently performing stress testing on historical and economic crisis scenarios drawn up by its Economic Research Department.

Trends in market risk in 2011

As of June 30, the market risk of the BBVA Group had decreased in relation to December 31,2010. The average risk for the first six-month period of 2011 stood at €24.8 million (VaR calculation without smoothing), compared with €33.5 million in the second six-month period of 2010. This trend can be explained mainly by Global Market Europe, whose average risk dropped by 22% in the first six-month period (at €16.8 million), and to a lesser extent by Global Market Bancomer, with a 38% reduction to €4.8 million.

By type of market risk assumed by the Group’s trading portfolio, as of June 30 the main risks were interest rate and credit spread risks, which remain practically unchanged in relation to December 31, 2010. Equity and exchange rate risks increased by €3.62 million and €0.2 millions respectively. The volatility and correlation risk decreased by €3.4 million.

In 2011, the market risk trend (VaR calculations without smoothing with a 99% confidence level and a 1-day horizon) is as follows:

The breakdown of VaR by risk factor as of June 30, 2011 and December 31, 2010 was as follows:

	Millions of Euros
VaR by Risk Factor	June 2011	December 2010
Interest/Spread risk	30	29
Currency risk	4	3
Stock-market risk	8	4
Vega/Correlation risk	8	12
Diversification effect	(24)	(21)

Total	26	28

VaR medium in the period	25	33
VaR max in the period	32	41
VaR min in the period	18	25

b) Structural interest rate risk

The aim of on-balance-sheet interest rate risk management is to maintain the BBVA Group’s exposure to market interest rate fluctuations at levels in keeping with its risk strategy and profile. In pursuance of this, the Asset-Liability Committee (“ALCO”) undertakes active balance sheet management through operations intended to optimize the levels of risk borne according to the expected earnings and enables the maximum levels of accepted risk with which to be complied.

ALCO uses the interest rate risk measurements performed by the Risk Area. Acting as an independent unit, the Risk Area periodically quantifies the impact of interest rate fluctuations on the BBVA Group’s net interest income and economic value.

In addition to measuring the sensitivity to 100-basis-point changes in market interest rates, the Group performs probability calculations that determine the economic capital (maximum loss of economic value) and risk margin (maximum loss of operating income) for structural interest rate risk in the BBVA’s Group banking activity, excluding the treasury area, based on interest rate curve simulation models. The Group regularly performs stress tests and sensitivity analysis to complement its assessment of its interest rate risk profile.

All these risk measurements are subsequently analyzed and monitored, and levels of risk assumed and the degree of compliance with the limits authorized by the Executive Committee are reported to the various managing bodies of the BBVA Group.

Below are the average interest rate risk exposure levels in terms of sensitivity of the main financial institutions of the BBVA Group in the six months ended June 30, 2011, in millions of euros:

	Impact on Net Interest Income (*)		Impact on Economic Value (**)
June 2011	100 Basis- Point Increase	100 Basis- Point Decrease	100 Basis- Point Increase	100 Basis- Point Decrease
Europe	-1.98%	6.55%	0.53%	-0.76%
BBVA Bancomer	2.09%	-2.08%	-0.70%	0.19%
BBVA Compass	2.16%	-2.56%	0.48%	-2.11%
BBVA Puerto Rico	3.77%	-3.16%	-0.60%	1.10%
BBVA Chile	-0.80%	0.76%	-9.82%	8.38%
BBVA Colombia	1.38%	-1.40%	-2.11%	2.07%
BBVA Banco Continental	2.17%	-2.15%	-7.06%	7.72%
BBVA Banco Provincial	1.79%	-1.77%	-1.03%	1.07%
BBVA Banco Francés	0.43%	-0.44%	-1.77%	1.85%
BBVA Group	0.71%	0.63%	-0.07%	-0.52%

(*)	Percentage relating to “1 year” net Interest margin forecast in each entity.
(**)	Percentage relating to each entity’s Core Capital.

As part of the measurement process, the Group established the assumptions regarding the movement and behavior of certain items, such as those relating to products with no explicit or contractual maturity. These assumptions are based on studies that estimate the relationship between the interest rates on these products and market rates and enable specific balances to be classified into trend-based balances maturing at long term and seasonal or volatile balances with short-term residual maturity.

c) Structural currency risk

Structural foreign exchange risk is basically caused by exposure to variations in foreign exchange rates that arise in the Group’s foreign subsidiaries and the provision of funds to foreign branches financed in a different currency to that of the investment.

The ALCO is the body responsible for arranging hedging transactions to limit the capital impact of fluctuations in exchange rates, based on their projected trend, and to guarantee the equivalent euro value of the foreign currency earnings expected to be obtained from these investments.

Structural currency risk management is based on the measurements performed by the Risk Area. These measurements use a foreign exchange rate scenario simulation model which quantifies possible changes in value for a given confidence interval and a pre-established time horizon. The Executive Committee authorizes the system of limits and alerts for these risk measurements, which include a limit on the economic capital or unexpected loss arising from the foreign exchange risk of the foreign-currency investments.

In 2011, the average asset exposure sensitivity to a 1% depreciation in exchange rates stood at €150 million, with the following concentration: 39% in the Mexican peso, 23% in South American currencies, 19% in Asian and Turkish currencies, and 17% in the US dollar.

d) Structural equity risk

The Group’s exposure to structural equity risk comes largely from its holdings in industrial and financial companies with medium- to long-term investment horizons, reduced by the short net positions held in derivative instruments on the same underlying assets, in order to limit portfolio sensitivity to potential price cuts. The aggregate sensitivity of the Group’s consolidated equity to a 1% fall in the price of shares stood, as of June 30, 2011, at €-48.8 million, while the sensitivity of the consolidated earnings to the same change in price on the same date is estimated at €-2.6 million. This figure is determined by considering the exposure on shares measured at market price or, if not available, at fair value, including the net positions in options on the same underlyings in delta equivalent terms. Treasury Area portfolio positions are not included in the calculation.

The Risk Area measures and effectively monitors structural risk in the equity portfolio. To do so, it estimates the sensitivity figures and the capital necessary to cover possible unexpected losses due to the variations in the value of the equity portfolio at a confidence level that corresponds to the institution’s target rating, and taking account of the liquidity of the positions and the statistical performance of the assets under consideration. These figures are supplemented by periodic stress comparisons, back-testing and scenario analyses.

7.3 Liquidity risk

The aim of liquidity risk management, tracking and control is to ensure, in the short-term, that the payment commitments can be duly met without having to resort to borrowing funds under burdensome terms, or damaging the image and reputation of the institution. In the medium term the aim is to ensure that the financing structure is ideal and that it moves in the right direction, in the context of the economic situation, the markets and regulatory changes.

Liquidity management and structural finance in the BBVA Group are based on the principle of the financial autonomy of its subsidiaries. This management approach helps prevent or limit liquidity risk by reducing the vulnerability of the BBVA Group during high-risk periods.

Once the decentralization is considered by geographical areas/subsidiaries, the management and monitoring of liquidity risk is carried out comprehensively in each of the Group’s units with both a short and long-term approach. The short-term liquidity approach has a time horizon of up to 366 days. It is focused on the management of payments and collections from treasury and markets and includes the operations specific to the areas and the Bank’s possible liquidity requirements. The second medium-term or medium-financing approach is focused on financial management of all the balance sheet, with a time horizon of one year or more.

The comprehensive management of liquidity is carried out by the Assets and Liabilities Committee (ALCO) in each Management Unit. The Financial Management unit, as part of the Financial Division, analyzes the implications of the Bank’s various projects in terms of finance and liquidity and its compatibility with the target financing structure and the situation of the financial markets. The Financial Management unit executes proposals agreed by the ALCO in accordance with the agreed budgets and manages liquidity risk using a broad scheme of limits, sub-limits and alerts approved by the Permanent Delegate Committee. The Risk Area uses these limits to carry out its mediation and control work independently and provides the manager with the support tools and metrics needed for decision-making. Each of the local risk areas, which are independent from the local manager, complies with the corporative principles of liquidity risk control that are established by GRM, the Global Unit in charge of Structural Risks for the entire Group.

At each entity, the managing areas request and propose a scheme of quantitative and qualitative limits and alerts that affect liquidity risk in the short and medium term. Once agreed with GRM, controls and limits are proposed to the Board of Directors through its delegate bodies, for approval at least once a year. The proposals submitted by GRM are adapted to the situation of the market according to the risk tolerance level aimed for by the Group.

The implementation of a new Liquidity and Finance Manual demands the strict adjustment of liquidity risk management in terms of limits, sublimits and alerts, as well as in procedures. GRM carries out regular measurements of risk incurred and the monitoring of consumption of limits. It develops tools and adapts valuation models, carries out regular stress tests and reports to ALCO and the Group’s Management Committee on a monthly basis about liquidity levels. It also reports more often to the management areas themselves and to the GRM Management Committee. The frequency of communication and the amount of information under the current Contingency Plan is decided by the Liquidity Committee on the proposal of the Technical Liquidity Group (TLG). The TLG carries out the initial analysis of the Bank’s short or long-term liquidity situation. The TLG is made up of specialized staff from the Short-Term Cash Desk, the Global Accounting & Information Management (GA&IM) area, Financial Management and Structural Risk. If the alert levels suggest a deterioration of the relative situation, the TLG reports the matter to the Liquidity Committee, which is composed of the managers of the related areas. If required, the Liquidity Committee is responsible for calling the Financing Committee, which is made up of the President and COO, the Director of the Financial Area, the Director of the Risk Area, the Director of Global Business and the Director of Business of the country in question.

One of the most significant aspects that have had an effect on the monitoring and management of liquidity risk in 2011 has been the continuance of the sovereign debt crisis beginning in 2010. In this sense, the role of the official bodies has been crucial in calming markets during the Eurozone debt crisis and the ECB has been proactive in guaranteeing the liquidity conditions of the interbank markets. The BBVA Group has not needed to use the extraordinary measures established by the Spanish and European authorities to mitigate tension in bank financing.

Regulators have proposed new regulatory requirements to promote balance sheets that are more solid in the face potential liquidity shocks in the short term. The Liquidity Coverage Ratio (LCR) is the new metric proposed by the Basel Committee on International Banking Supervision (Bank for International Settlements) to realize this objective. Its aim is to ensure that financial entities have a sufficient buffer of liquid assets to be able to address a scenario of liquidity stress over a 30-day period. According to the most recent document published by the Basel Committee in December 2010, this ratio will remain subject to revision by the regulating bodies until mid-2013, and it will be incorporated as a regulatory standard on January 1, 2015, though it may be reported to supervising bodies as of January 2012.

To encourage a greater weight of medium and long-term financing on banking balance sheets, the regulators have proposed a new long-term funding ratio (over twelve months), called the Net Stable Funding Ratio (NSFR). This ratio will be in the review process until mid-2016 and shall become a regulatory standard as of January 1, 2018.

Though the information required for the construction of these ratios is still not definitive, the Group has established an organized plan for adapting to the new regulatory ratios sufficiently in advance, in order to ensure the application of best practices and the most effective and strict criteria in their implementation.

7.4. Risk concentrations

Below is presented a breakdown by geographical area, of the balances of certain headings of financial instruments in the accompanying consolidated balance sheets, disregarding any valuation adjustments:

	Millions of Euros
June 2011	Spain	Europe, Excluding Spain	USA	Latin America	Rest	Total
RISKS ON-BALANCE
Financial assets held for trading	18,309	22,206	3,002	17,214	2,690	63,421
Debt securities	9,013	3,431	170	13,018	420	26,052
Equity instruments	3,449	765	208	1,254	345	6,021
Derivatives	5,847	18,010	2,624	2,942	1,925	31,348
Other financial assets designated at fair value through profit or loss	247	288	451	1,925	1	2,912
Debt securities	114	70	450	12	—	646
Equity instruments	133	218	1	1,913	1	2,266
Available-for-sale portfolio	27,992	11,204	7,558	12,770	806	60,330
Debt securities	23,399	10,961	6,987	12,586	806	54,739
Equity instruments	4,593	243	571	184	—	5,591
Loans and receivables	218,669	43,230	36,041	74,931	6,699	379,570
Loans and advances to credit institutions	4,311	11,176	1,342	4,232	1,804	22,865
Loans and advances to customers	212,852	31,974	34,257	70,521	4,889	354,493
Debt securities	1,506	80	442	178	6	2,212
Held-to-maturity investments	7,419	1,915	—	—	—	9,334
Hedging derivatives and fair value changes of hedged items	144	2,133	137	244	27	2,685

Total	272,780	80,976	47,189	107,084	10,223	518,252

RISKS OFF-BALANCE
Financial guarantees	14,967	11,523	3,600	4,595	1,675	36,360
Contingent exposures	32,942	24,418	19,334	18,371	1,225	96,290

Total	47,909	35,941	22,934	22,966	2,900	132,650

	Millions of Euros
December 2010	Spain	Europe, Excluding Spain	USA	Latin America	Rest	Total
RISKS ON-BALANCE
Financial assets held for trading	18,903	22,899	3,951	15,126	2,404	63,283
Debt securities	9,522	2,839	654	10,938	405	24,358
Equity instruments	3,041	888	148	861	322	5,260
Derivatives	6,340	19,172	3,149	3,327	1,677	33,665
Other financial assets designated at fair value through profit or loss	284	98	481	1,913	1	2,777
Debt securities	138	66	480	7	—	691
Equity instruments	146	32	1	1,906	1	2,086
Available-for-sale portfolio	25,230	7,689	7,581	14,449	1,234	56,183
Debt securities	20,725	7,470	6,903	14,317	1,187	50,602
Equity instruments	4,505	219	678	132	47	5,581
Loans and receivables	218,399	30,985	39,944	77,861	5,847	373,036
Loans and advances to credit institutions	6,786	7,846	864	7,090	1,018	23,604
Loans and advances to customers	210,102	23,139	38,649	70,497	4,822	347,209
Debt securities	1,511	—	431	274	7	2,223
Held-to-maturity investments	7,504	2,443	—	—	—	9,947
Hedging derivatives	194	2,922	131	281	35	3,563

Total	270,514	67,036	52,088	109,630	9,521	508,789

RISKS OFF-BALANCE
Financial guarantees	20,175	6,773	3,069	4,959	1,465	36,441
Contingent exposures	35,784	19,144	17,604	17,132	910	90,574

Total	55,959	25,917	20,673	22,091	2,375	127,015

The breakdown of the main balances in foreign currencies of the accompanying consolidated balance sheets, with reference to the most significant foreign currencies, is set forth in Appendix IX.

7.5. Residual maturity

Below is a breakdown by contractual maturity, of the balances of certain headings in the accompanying consolidated balance sheets, disregarding any valuation adjustments:

	Millions of Euros
June 2011	Demand	Up to 1 Month	1 to 3 Months	3 to 12 Months	1 to 5 Years	Over 5 years	Total
ASSETS -
Cash and balances with central banks	18,851	1,400	338	339	310	126	21,364
Loans and advances to credit institutions	2,969	8,453	1,530	2,161	5,260	2,492	22,865
Loans and advances to customers	16,205	36,154	20,829	52,450	87,693	141,162	354,493
Debt securities	472	7,617	3,290	15,405	33,315	32,888	92,987
Derivatives (trading and hedging)	—	1,026	1,268	3,845	11,724	16,170	34,033
Deposits from central banks
Deposits from central banks	38	13,031	6,416	212	—	1	19,698
Deposits from credit institutions	4,352	29,113	4,711	6,832	9,900	5,700	60,608
Deposits from customers	114,238	77,367	20,895	35,952	22,123	6,959	277,534
Debt certificates (including bonds)	2	5,211	5,484	11,784	47,623	14,401	84,504
Subordinated liabilities	—	504	160	99	2,694	13,454	16,912
Other financial liabilities	4,470	2,164	392	339	2,085	313	9,763
Short positions	—	774	6	—	—	2,787	3,567
Derivatives (trading and hedging)	—	1,164	1,421	4,053	11,696	14,237	32,571

	Millions of Euros
December 2010	Demand	Up to 1 Month	1 to 3 Months	3 to 12 Months	1 to 5 Years	Over 5 Years	Total
ASSETS -
Cash and balances with central banks	17,275	1,497	693	220	282	—	19,967
Loans and advances to credit institutions	2,471	10,590	1,988	1,658	4,568	2,329	23,604
Loans and advances to customers	16,543	33,397	21,127	49,004	85,800	141,338	347,209
Debt securities	497	3,471	12,423	8,123	35,036	28,271	87,821
Derivatives (trading and hedging)	—	636	1,515	3,503	13,748	17,827	37,229
LIABILITIES-
Deposits from central banks	50	5,102	3,130	2,704	—	1	10,987
Deposits from credit institutions	4,483	30,031	4,184	3,049	9,590	5,608	56,945
Deposits from customers	111,090	69,625	21,040	45,110	21,158	6,818	274,841
Debt certificates (including bonds)	96	5,243	10,964	7,159	42,907	15,843	82,212
Subordinated liabilities	—	537	3	248	2,732	13,251	16,771
Other financial liabilities	4,177	1,207	175	433	647	1,564	8,203
Short positions	—	651	—	10	—	3,385	4,046
Derivatives (trading and hedging)	—	826	1,473	3,682	12,813	16,037	34,831

8. Fair value of financial instruments

The fair value of a financial asset or a liability on a given date is the amount for which it could be exchanged or settled, respectively, between two knowledgeable, willing parties in an arm’s length transaction in market conditions. The most objective and common reference for the fair value of a financial asset or a liability is the price that would be paid for it on an organized, transparent and deep market (“quoted price” or “market price”).

If there is no market price for a given financial asset or liability, its fair value is estimated on the basis of the price established in recent transactions involving similar instruments and, in the absence thereof, by using mathematical measurement models sufficiently tried and trusted by the international financial community. The estimates used in such models take into consideration the specific features of the asset or liability to be measured and, in particular, the various types of risk associated with the asset or liability. However, the limitations inherent in the measurement models developed and the possible inaccuracies of the assumptions required by these models may mean that the fair value of an asset or liability that is estimated does not coincide exactly with the price for which the asset or liability could be exchanged or settled on the date of its measurement.

Determining the fair value of financial instruments

Below is a comparison of the carrying amount of the Group’s financial assets and liabilities in the accompanying consolidated balance sheets as of June 30, 2011 and December 31, 2010, and their respective fair values:

		Millions of Euros
		June 2011		December 2010
Fair Value and Carrying Amount	Notes	Carrying Amount	Fair Value	Carrying Amount	Fair Value
ASSETS-
Cash and balances with central banks	9	21,369	21,369	19,981	19,981
Financial assets held for trading	10	63,421	63,421	63,283	63,283
Other financial assets designated at fair value through profit or loss	11	2,912	2,912	2,774	2,774
Available-for-sale financial assets	12	60,599	60,599	56,456	56,456
Loans and receivables	13	371,314	378,510	364,707	371,359
Held-to-maturity investments	14	9,334	8,631	9,946	9,189
Fair value changes of the hedges items in portfolio hedges of interest rate risk	15	—	—	40	40
Hedging derivatives	15	2,685	2,685	3,563	3,563
LIABILITIES-		—	—	—	—
Financial assets held for trading	10	34,686	34,686	37,212	37,212
Other financial liabilities designated at fair value through profit or loss	11	1,815	1,815	1,607	1,607
Financial liabilities at amortized cost	23	471,248	469,110	453,164	453,504
Fair value changes of the hedged items in portfolio hedges of interest rate risk.	15	13	13	(2)	(2)
Hedging derivatives	15	1,452	1,452	1,664	1,664

For financial instruments that are not recorded on the balance sheet at fair value, fair value was calculated in the following manner:

•	The fair value of “Cash and balances with central banks”, which are short term by their very nature, is equivalent to their carrying amount.

•	The fair value of “Held-to-maturity investments” is equivalent to their quoted price in active markets.

•

The fair values of “Loans and receivables” and “Financial liabilities at amortized cost” were estimated by discounting estimated cash flows using the market interest rates prevailing at each year-end. The “Fair value changes of the hedged items in portfolio hedges of interest rate risk” items of the consolidated balance sheet register the difference between the carrying amount of the hedged deposits lent, registered under “Loans and Receivables,” and the fair value calculated using internal models and observable variables of market data (see Note 15).

For financial instruments whose carrying amount corresponds to their fair value, the measurement processes used are set forth below:

•

Level 1: Measurement using market observable quoted prices for the financial instrument in question, secured from independent sources and linked to active markets. This level includes listed debt securities, listed equity instruments, some derivatives and mutual funds.

•	Level 2: Measurement using valuation techniques the inputs for which are drawn from market observable data.

•

Level 3: Measurement using valuation techniques, where some of the inputs are not taken from market observable data. Model selection and validation is undertaken at the independent business units. As of June 30, 2011, Level 3 financial instruments accounted for 0.27% of financial assets and 0.005% of financial liabilities.

Model selection and validation is undertaken by control areas outside the business units.

The following table shows the main financial instruments carried at fair value in the accompanying consolidated balance sheets, broken down by the valuation technique level used to determine fair value:

		Millions of Euros
		June 2011			December 2010
Fair Value by Levels	Notes	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
ASSETS-
Financial assets held for trading	10	31,605	31,122	694	28,914	33,568	802
Debt securities		24,658	908	486	22,930	921	508
Equity instruments		5,834	110	76	5,034	92	134
Trading derivatives		1,114	30,104	132	950	32,555	160
Other financial assets designated at fair value through profit or loss	11	2,501	411	—	2,326	448	—
Debt securities		592	54	—	624	64	—
Equity instruments		1,909	358	—	1,702	384	—
Available-for-sale financial assets	12	44,109	15,331	721	41,500	13,789	668
Debt securities		39,500	15,009	499	37,024	13,352	499
Equity instruments		4,610	322	222	4,476	437	169
Hedging derivatives	15	244	2,441	—	265	3,298	—
LIABILITIES-
Financial liabilities held for trading	10	4,569	30,094	23	4,961	32,225	25
Trading derivatives		1,002	30,094	23	916	32,225	25
Short positions		3,567	—	—	4,046	—	—
Other financial liabilities designated at fair value through profit or loss	11	—	1,815	—	—	1,607	—
Hedging derivatives	15	86	1,366	—	96	1,568	—

The heading “Available-for-sale-financial assets” in the accompanying consolidated balance sheets as of June 30, 2011 and December 31, 2010, additionally includes €438 and €499 million, respectively, accounted for at cost as indicated in the Section “Financial instruments at cost”.

The following table sets forth the main valuation techniques, hypotheses and inputs used in the estimation of fair value of the financial assets classified under in level 2 and 3, based on the type of financial instrument and the balances as of June 30, 2011:

Financial Instruments Level 2	Valuation techniques	Main assumptions	Main inputs used	June 2011 Fair value (Millions of Euros)

• Debt securities	Present-value method.

Calculation of the present value of financial instruments as the current value of future cash flows (discounted at market interest rates), taking into account:

•      Estimate of prepayment rates;

•      Issuer credit risk; and

•      Current market interest rates.

•      Net Asset Value (NAV) published recurrently, but not every quarter

			• Risk premiums. • Observable market interest rates.	Trading portfolio
				Debt securities	908
				Equity instruments	110
				Other financial assets designated at fair value through profit or loss
				Debt securities	54
• Equity instruments				Equity instruments	358
				Available-for-sale financial assets
				Debt securities	15,009
				Equity instruments	322
				Other financial liabilities designated at fair value through profit or loss	1,815
• Derivatives	Analytic/Semi-analytic Formulae

For share, currency, inflation or commodity derivatives:

•      Black-Scholes assumptions take possible convexity adjustments into account (e.g.

For interest rate derivatives:

•      Black-Scholes models apply a lognormal process for forward rates and consider possible convexity adjustments.

For share, currency, inflation or commodity derivatives:

•      Forward structure of the underlying asset.

•      Volatility of options.

•      Observable correlations between underlying assets.

For interest rate derivatives:

•      The term structure of interest rates.

•      Volatility of underlying asset.

For credit derivatives:

•      Credit default swap (CDS) pricing.

•      Historical CDS volatility

				ASSETS

				Trading derivatives	30,104
				Hedging derivatives	2,441
	For share, currency or commodity derivatives: • Monte Carlo simulations.	Local volatility model: assumes a constant diffusion of the underlying asset with the volatility depending on the value of the underlying asset and the term.		LIABILITIES
	For interest rate derivatives: • Black-Derman-Toy Model, Libor Market Model and SABR. • HW 1 factor	This model assumes that: • The forward rates in the term structure of the interest rate curve are perfectly correlated.		Trading derivatives	30,094
	For credit derivatives: • Diffusion model	These models assume a constant diffusion of default intensity.		Hedging derivatives	1,366

Financial Instruments Level 3	Valuation techniques	Main assumptions	Main unobservable inputs	June 2011 Fair value (Millions of Euros)

• Debt securities	• Present-value method; and • “Time default” model for financial instruments in the collateralized debt obligations (CDOs) family

Calculation of the present value of financial instruments as the current value of future cash flows (discounted at market interest rates), taking into account:

•       Estimate of prepayment rates;

•       Issuer credit risk; and

•       Current market interest rates.

In the case of valuation of asset-backed securities (ABSs), future prepayments are calculated on the conditional prepayment rates that the issuers themselves provide.

The “time-to-default” model is used to measure default probability. One of the main variables used is the correlation of defaults extrapolated from several index tranches (ITRAOO and CDX) with the underlying portfolio of our CDOs.

			• Prepayment rates. • Default correlation. • Credit spread (1)	Trading portfolio
				Debt securities	486
				Equity instruments	76
				Available-for-sale financial assets
				Debt securities	499

• Equity instruments	• Present-value method.	Net asset value (NAV) for mutual funds and for equity instruments listed in thin and less active markets	• Credit spread (1) • NAV supplied by the fund manager.	Equity instruments	222

• Derivatives	Derivatives for interest rate futures and forwards: • Present-value method. • “Libor Market” model.	The “Libor Market” model models the complete term structure of the interest rate curve, assuming a CEV (constant elasticity of variance) lognormal process. The CEV lognormal process is used to measure the presence of a volatility shift.	• Correlation decay.(2)	ASSETS
	For variable income and foreign exchange options: • Monte Carlo simulations • Numerical integration • Heston	The options are valued through generally accepted valuation models, to which the observed implied volatility is added. These models assume a constant diffusion of default intensity.	• Vol-of-vol. (3) • Reversion factor. (4) • Volatility Spot Correlation.(5)	Trading derivatives	132
			• Defaults correlation. • Historical CDS volatility	LIABILITIES
	• Credit baskets			Trading derivatives	23

(1)	Credit spread: The spread between the interest rate of a risk-free asset (e.g. Treasury securities) and the interest rate of any other security that is identical in every respect except for quality rating. Spreads are considered as Level 3 inputs when referring to illiquid issues. Based on spreads of similar entities.
(2)	Correlation decay: The constant rate of decay that allows us to calculate how the correlation evolves between the different pairs of forward rates.
(3)	Vol-of-Vol: Volatility of implicit volatility. This is a statistical measure of the changes of the spot volatility.
(4)	Reversion Factor: The speed with which volatility reverts to its natural value.
(5)	Volatility- Spot Correlation: A statistical measure of the linear relationship (correlation) between the spot price of a security and its volatility.

The changes in the six months ended June 30, 2011 and 2010 in the balance of the accompanying consolidated balance sheets of Level 3 financial assets and liabilities were as follows:

	Millions of Euros
	June 2011		June 2010
Financial Assets Level 3 Changes in the Period	Assets	Liabilities	Assets	Liabilities
Balance at the beginning	1,469	25	1,707	96

Valuation adjustments recognized in the income statement (*)	(24)	(9)	(69)	2
Valuation adjustments not recognized in the income statement	1	—	(2)	—
Acquisitions, disposals and liquidations	(59)	9	(220)	—
Net transfers to Level 3	53	—	24	—
Exchange differences	(24)	(2)	3	—

Exchange differences	1,415	23	3	—

(*)	Profit or loss that are attributable to gains or losses relating to those assets and liabilities held at the end of the reporting period

In the six months ended June 30, 2011 the balance Level 3 financial assets did not register any significant changes.

The financial assets transferred between the different levels of valuation during the six months ended June 30, 2011 were at the following amounts in the consolidated balance sheets as of June 30, 2011:

	Millions of Euros
	From:	Level I		Level 2		Level 3
Transfer between levels	To:	Level 2	Level 3	Level 1	Level 3	Level 1	Level 2
ASSETS
Financial assets held for trading		5	—	35	15	—	21
Available-for-sale financial assets		379	30	53	15	—	—

LIABILITIES-

As of June 30, 2011, the potential effect in the consolidated income and consolidated equity on the valuation of Level 3 financial instruments of a change in the main assumptions if other reasonable models, more or less favorable, were used, taking the highest or lowest value of the range deemed probable, would have the following effect:

	Millions of Euros
	Potential Impact on Consolidated Income Statement		Potential Impact on Total Equity
Financial Assets Level 3 Sensitivity Analysis	Most Favorable Hypotheses	Least Favorable Hypotheses	Most Favorable Hypotheses	Least Favorable Hypotheses
ASSETS
Financial assets held for trading	24	(53)	—	—
Available-for-sale financial assets	—	—	23	(47)
LIABILITIES-
Financial liabilities held for trading	2	(2)	—	—

Total	26	(55)	23	(47)

Loans and financial liabilities at fair value through profit or loss

As of June 30, 2011 and December 31, 2010, there were no loans or financial liabilities at fair value other than those recognized in the headings “Other financial assets designated at fair value through profit and loss” and “Other financial liabilities designated at fair value through profit and loss” in the accompanying consolidated balance sheets.

Financial instruments at cost

The Group had equity instruments, derivatives with equity instruments as underlyings and certain discretionary profit sharing arrangements that were recognized at cost in Group’s consolidated balance sheet, as their fair value could not be reliably determined. As of June 30, 2011 and December 31, 2010, the balance of these financial instruments amounted to €438 million and €499 million, respectively. These instruments are currently in the available-for-sale financial assets portfolio.

The fair value of these instruments could not be reliably estimated because it corresponds to shares in companies not quoted on organized exchanges, and any valuation technique that could be used would contain significant unobservable inputs.

The table below outlines the financial assets and liabilities carried at cost that were sold in the six months ended June 30, 2011 and the year ended December 31, 2010:

	Millions of Euros
Sales of financial instruments at cost	June 2011	June 2010
Amount of Sale	4	14
Carrying Amount at Sale Date	2	9
Gains/Losses	2	5

9. Cash and balances with central banks (receivable and payable)

The breakdown of the balance of the headings “Cash and balances with central banks” and “Deposits from central banks” and “Financial liabilities at amortized cost” in the accompanying consolidated balance sheets was as follows:

	Millions of Euros
Cash and Balances with Central Banks	June 2011	December 2010
Cash	3,557	4,284
Balances at the Central Banks	17,807	15,683
Accrued interests	5	14

Total	21,369	19,981

	Millions of Euros
Deposits from Central Banks	June 2011	December 2010
Deposits from Central Banks	19,698	10,987
Accrued interest until expiration	10	23

Total	19,708	11,010

10. Financial assets and liabilities held for trading (receivable and payable)

10.1. Breakdown of the balance

The breakdown of the balances of these headings in the accompanying consolidated balance sheets as of June 30, 2011 and December 31, 2010 was as follows:

	Millions of Euros
Financial Assets and Liabilities Held-for-Trading	June 2011	December 2010
ASSETS-
Debt securities	26,052	24,358
Equity instruments	6,021	5,260
Trading derivatives	31,348	33,665

Total	63,421	63,283

LIABILITIES-
Trading derivatives	31,119	33,166
Short positions	3,567	4,046

Total	34,686	37,212

10.2. Debt securities

The breakdown by type of instrument of the balance of this heading in the accompanying consolidated balance sheets as of June 30, 2011 and December 31, 2010 was as follows:

	Millions of Euros
Debt Securities Held-for-Trading Breakdown by type of instrument	June 2011	December 2010
Issued by Central Banks	585	699
Spanish government bonds	7,927	7,954
Foreign government bonds	14,291	11,744
Issued by Spanish financial institutions	692	722
Issued by foreign financial institutions	1,229	1,552
Other debt securities	1,328	1,687

Total	26,052	24,358

10.3. Equity instruments

The breakdown of the balance of this heading in the accompanying consolidated balance sheets as of June 30, 2011 and December 31, 2010 was as follows:

	Millions of Euros
Equity Instruments Held-for-Trading Breakdown by Issuer	June 2011	December 2010
Shares of spanish companies
Credit institutions	346	304
Other sectors	3,102	2,738

Subtotal	3,448	3,042

Shares of foreign companies
Credit institutions	217	167
Other sectors	2,356	2,051

Subtotal	2,573	2,218

Total	6,021	5,260

10.4. Trading derivatives

The trading derivatives portfolio arises from the Group’s need to manage the risks incurred by it in the course of its normal business activity, mostly for the positions held with customers. As of June 30, 2011 and December 31, 2010, trading derivatives were principally contracted in non-organized markets, with non-resident credit entities as the main counterparties, and related to foreign exchange and interest rate risk and shares.

Below is a breakdown by transaction type and market, of the fair value of outstanding financial trading derivatives recognized in the accompanying consolidated balance sheets and held by the main companies in the Group, divided into organized and non-organized (over-the-counter “OTC”) markets:

	Millions of Euros
June 2011	Currency Risk	Interest Rate Risk	Equity Price Risk	Precious Metals Risk	Commodities Risk	Credit Risk	Other Risks	Total
Organized markets	—	—	—	—	—	—	—	—
Financial futures	—	2	9	—	—	—	—	11
Options	(6)	—	(135)	(28)	(3)	—	—	(172)
Other products	—	—	—	—	—	—	—	—

Subtotal	(6)	2	(126)	(28)	(3)	—	—	(161)

OTC markets
Credit institutions
Forward transactions	99	—	—	—	—	—	—	99
Future rate agreements (FRAs)	—	(139)	—	—	—	—	—	(139)
Swaps	(382)	(1,383)	(101)	1	33	—	—	(1,832)
Options	85	186	(1,218)	—	—	—	1	(946)
Other products	—	(1)	—	—	—	(148)	—	(149)

Subtotal	(198)	(1,337)	(1,319)	1	33	(148)	1	(2,967)

Other financial institutions
Forward transactions	(90)	—	—	—	—	—	—	(90)
Future rate agreements (FRAs)	—	(13)	—	—	—	—	—	(13)
Swaps	—	1,244	15	—	(9)	—	—	1,250
Options	(19)	(87)	(248)	—	—	—	—	(354)
Other products	—	—	—	—	—	247	—	247

Subtotal	(109)	1,144	(233)	—	(9)	247	—	1,040

Other sectors
Forward transactions	361	—	—	—	—	—	—	361
Future rate agreements (FRAs)	—	184	—	—	—	—	—	184
Swaps	21	1,212	107	—	(8)	—	—	1,332
Options	(40)	153	343	—	(1)	—	—	455
Other products	(43)	31	—	—	—	(3)	—	(15)

Subtotal	299	1,580	450	—	(9)	(3)	—	2,317

Subtotal	(8)	1,387	(1,102)	1	15	96	1	390

Total	(14)	1,389	(1,228)	(27)	12	96	1	229

of which: Asset Trading Derivatives	7,055	20,642	2,412	21	232	976	10	31,348

of which: Liability Trading Derivatives	(7,069)	(19,253)	(3,640)	(48)	(220)	(880)	(9)	(31,119)

Outstanding Financial Trading Derivatives. Breakdown by Markets and Transaction Types

	Millions of Euros
December 2010	Currency Risk	Interest Rate Risk	Equity Price Risk	Precious Metals Risk	Commodities Risk	Credit Risk	Other Risks	Total
Organized markets
Financial futures	—	2	6	—	—	—	—	8
Options	(3)	—	(348)	(11)	(7)	—	—	(369)
Other products	—	—	—	—	—	—	—	—

Subtotal	(3)	2	(342)	(11)	(7)	—	—	(361)

OTC markets
Credit institutions
Forward transactions	(96)	—	—	—	—	—	—	(96)
Future rate agreements (FRAs)	—	15	—	—	—	—	—	15
Swaps	(541)	(1,534)	(4)	2	28	—	—	(2,049)
Options	(97)	(786)	45	—	—	—	1	(837)
Other products	(1)	11	—	—	—	(175)	—	(165)

Subtotal	(735)	(2,294)	41	2	28	(175)	1	(3,132)

Other financial institutions
Forward transactions	54	—	—	—	—	—	—	54
Future rate agreements (FRAs)	—	4	—	—	—	—	—	4
Swaps	—	1,174	31	—	(5)	—	—	1,200
Options	(12)	(56)	(144)	—	—	—	—	(212)
Other products	—	—	—	—	—	319	—	319

Subtotal	42	1,122	(113)	—	(5)	319	—	1,365

Other sectors
Forward transactions	385	—	—	—	—	—	—	385
Future rate agreements (FRAs)	—	22	—	—	—	—	—	22
Swaps	18	1,628	145	—	(15)	—	—	1,776
Options	(41)	81	395	—	—	—	—	435
Other products	—	14	—	—	—	(5)	—	9

Subtotal	362	1,745	540	—	(15)	(5)	—	2,627

Subtotal	(331)	573	468	2	8	139	1	860

Total	(334)	575	126	(9)	1	139	1	499

of which: Asset Trading Derivatives	6,007	22,978	3,343	14	186	1,125	12	33,665

of which: Liability Trading Derivatives	(6,341)	(22,404)	(3,216)	(23)	(185)	(986)	(11)	(33,166)

11. Other financial assets and liabilities designated at fair value through profit or loss

The breakdown of the balances of these headings in the accompanying consolidated balance sheets as of June 30, 2011 and December 31, 2010 was as follows:

	Millions of Euros
Other Financial Assets Designated at Fair Value through Profit or Loss. Breakdown by Type of Instruments	June 2011	December 2010
ASSETS-
Debt securities	646	688
Unit-linked products	107	103
Other securities	539	585
Equity instruments	2,266	2,086
Unit-linked products	1,670	1,467
Other securities	596	619

Total	2,912	2,774

LIABILITIES-
Other financial liabilities	1,815	1,607
Unit-linked products	1,815	1,607

Total	1,815	1,607

12. Available-for-sale financial assets

12.1. Breakdown of the balance

The detail of the balance of this heading in the accompanying consolidated balance sheets as of June 30, 2011 and December 31, 2010, broken down by the nature of the financial instruments, was as follows:

	Millions of Euros
Available-for-Sale Financial Assets	June 2011	December 2010
Debt securities	55,008	50,875
Equity instruments	5,591	5,581

Total	60,599	56,456

12.2. Debt securities

The breakdown of the balance of the heading “Debt securities” as of June 30, 2011 and December 31, 2010, broken down by the nature of the financial instruments, was as follows:

Debt Securities Available-for-Sale by Type of Financial Instrument

	Millions of Euros
June 2011	Unrealized Gains	Unrealized Losses	Fair Value
Domestic Debt Securities
Spanish Government and other government agency debt securities	93	(1,196)	18,317
Other debt securities	57	(191)	6,048
Issue by Central Banks	—	—	—
Issue by credit institutions	29	(178)	4,704
Issue by other issuers	29	(13)	1,344

Subtotal	150	(1,387)	24,365

Foreign Debt Securities
Mexico	301	(25)	8,310
Mexican Government and other government agency debt securities	278	(24)	7,356
Other debt securities	23	(1)	954
Issue by Central Banks	—	—	—
Issue by credit institutions	19	(1)	772
Issue by other issuers	4	—	182
The United States	199	(213)	6,777
Government securities	17	(9)	886
US Treasury and other US Government agencies	9	(9)	713
States and political subdivisions	8	—	173
Other debt securities	182	(204)	5,891
Issue by Central Banks	—	—	—
Issue by credit institutions	65	(79)	2,430
Issue by other issuers	117	(125)	3,461
Other countries	255	(623)	15,556
Other foreign governments and other government agency debt securities	92	(407)	10,021
Other debt securities	163	(216)	5,535
Issue by Central Banks	—	(1)	880
Issue by credit institutions	140	(160)	3,290
Issue by other issuers	23	(56)	1,365

Subtotal	755	(861)	30,643

Total	905	(2,248)	55,008

The increase in the balance shown in “other countries” in the table above for the first six-month period of 2011 is due primarily to the incorporation of the Garanti Group into the consolidated BBVA Group.

Debt Securities Available-for-Sale by Type of Financial Instrument

	Millions of Euros
December 2010	Unrealized Gains	Unrealized Losses	Fair Value
Domestic Debt Securities
Spanish Government and other government agency debt securities	58	(1,264)	15,337
Other debt securities	49	(206)	5,229
Issue by Central Banks	—	—	—
Issue by credit institutions	24	(156)	4,090
Issue by other issuers	25	(50)	1,139

Subtotal	107	(1,470)	20,566

Foreign Debt Securities
Mexico	470	(17)	10,106
Mexican Government and other government agency debt securities	441	(14)	9,417
Other debt securities	29	(3)	689
Issue by Central Banks	—	—	—
Issue by credit institutions	28	(2)	579
Issue by other issuers	1	(1)	110
The United States	216	(234)	6,832
Government securities	13	(9)	771
US Treasury and other US Government agencies	6	(8)	578
States and political subdivisions	7	(1)	193
Other debt securities	203	(225)	6,061
Issue by Central Banks	—	—	—
Issue by credit institutions	83	(191)	2,873
Issue by other issuers	120	(34)	3,188
Other countries	394	(629)	13,371

Other foreign governments and other government agency debt securities	169	(371)	6,541
Other debt securities	225	(258)	6,830
Issue by Central Banks	1	—	945
Issue by credit institutions	177	(188)	4,420
Issue by other issuers	47	(70)	1,465

Subtotal	1,080	(880)	30,309

Total	1,187	(2,350)	50,875

12.3. Equity instruments

The breakdown of the balance of the heading “Equity instruments”, broken down by the nature of the financial instruments as of June 30, 2011 and December 31, 2010 was as follows:

Equity Instruments Available-for-Sale by Type of Financial Instrument

	Millions of Euros
June 2011	Unrealized Gains	Unrealized Losses	Fair Value
Equity instruments listed
Listed Spanish company shares	1,104	—	4,670
Credit institutions	—	—	3
Other entities	1,104	—	4,667
Listed foreign company shares	73	(36)	398
United States	49	(4)	119
Other countries	24	(32)	279

Subtotal	1,177	(36)	5,068

Unlisted equity instruments
Unlisted Spanish company shares	—	—	25
Credit institutions	—	—	1
Other entities	—	—	25
Unlisted foreign companies shares	5	(3)	498
United States	—	(3)	427
Other countries	5	—	71

Subtotal	5	(3)	523

Total	1,182	(39)	5,591

Equity Instruments Available-for-Sale by Type of Financial Instrument

	Millions of Euros
December 2010	Unrealized Gains	Unrealized Losses	Fair Value
Equity instruments listed
Listed Spanish company shares	1,212	(7)	4,583
Credit institutions	—	—	3
Other entities	1,212	(7)	4,580
Listed foreign company shares	8	(25)	253
United States	1	—	13
Other countries	7	(25)	240

Subtotal	1,220	(32)	4,836

Unlisted equity instruments
Unlisted Spanish company shares	—	—	25
Credit institutions	—	—	1
Other entities	—	—	24
Unlisted foreign companies shares	63	—	720
United States	55	—	649
Other countries	8	—	71

Subtotal	63	—	745

Total	1,283	(32)	5,581

12.4. Gains/losses

The changes in the gains/losses, net of taxes, recognized under the equity heading “Valuation adjustments – Available-for-sale financial assets” of the accompanying consolidated balance sheets was as follows:

	Millions of Euros
Changes in Valuation Adjustments - Available-for-Sale Financial Assets	June 2011	December 2010
Balance at the beginning	333	1,951

Valuation gains and losses	(260)	(1,952)
Income tax	27	540
Amounts transferred to income	25	(206)

Balance at the end	125	333

Of which:
Debt securities	(842)	(746)
Equity instruments	967	1,079

The losses recognized under the heading “Valuation adjustments – Available for sale financial assets” in the consolidated income statement as of June 30, 2011, correspond mainly to Spanish government debt securities.

Some 34.1% of the losses recognized under the heading “Valuation adjustments – Available-for-sale financial assets” of the debt securities were generated over more than twelve months. However, as no impairment has been estimated following an analysis of these unrealized losses, it can be concluded that they are temporary, because: the interest payment periods of all the fixed-income securities have been satisfied; and because there is no evidence that the issuer will not continue to comply with payment obligations, nor that future payments of both principal and interests will not be sufficient to recover the cost of the debt securities.

The losses recognized under the heading “Impairment losses on financial assets (net) – Available-for-sale financial assets” in the accompanying consolidated income statements amounted to €8 and €69 million for the first six-month period of 2011 and 2010, respectively (see Note 49).

13. Loans and receivables

13.1. Breakdown of the balance

The detail of the balance of this heading in the accompanying consolidated balance sheets, based on the nature of the financial instrument, was as follows:

	Millions of Euros
Loans and Receivables	June 2011	December 2010
Loans and advances to credit institutions	22,890	23,637
Loans and advances to customers	346,222	338,857
Debt securities	2,202	2,213

Total	371,314	364,707

13.2. Loans and advances to credit institutions

The detail of the balance of this heading in the accompanying consolidated balance sheets, based on the nature of the financial instrument, was as follows:

	Millions of Euros
Loans and Advances to Credit Institutions	June 2011	December 2010
Reciprocal accounts	88	168
Deposits with agreed maturity	8,010	7,307
Demand deposits	1,768	2,008
Other accounts	7,619	6,299
Reverse repurchase agreements	5,380	7,822

Total gross	22,865	23,604

Valuation adjustments	25	33
Impairment losses	(75)	(67)
Accrued interests and fees	102	101
Hedging derivatives and others	(2)	(1)

Total	22,890	23,636

13.3. Total lending to customers

The detail of the balance of this heading in the accompanying consolidated balance sheets, based on the nature of the financial instrument, was as follows:

	Millions of Euros
Loans and Advances to Customers	June 2011	December 2010
Financial paper	1,988	1,982
Commercial credit	18,633	21,229
Secured loans	159,568	159,246
Credit accounts	16,767	15,241
Other loans	102,998	101,999
Reverse repurchase agreements	9,514	4,764
Receivable on demand and other	21,757	19,246
Finance leases	7,753	8,141
Impaired assets	15,515	15,361

Total gross	354,493	347,210

Valuation adjustments	(8,271)	(8,353)
Impairment losses	(9,304)	(9,396)
Accrued interests and fees	241	195
Hedging derivatives and others	792	848

Total net	346,222	338,857

Of all the “Loans and advances to customers” with maturity over one year as of June 30, 2011, 32.5% were concluded with fixed-interest and 67.5% were variable interest.

The heading “Loans and receivables – Loans and advances to customers” in the accompanying consolidated balance sheets includes mortgage loans that, as mentioned in Note 35, have been considered a suitable guarantee for the issue of long-term mortgage covered bonds (Appendix X), pursuant to the Mortgage Market Act.

The heading “Loans and receivables – Loans and advances to customers” heading of the accompanying consolidated balance sheets includes securitized loans that have not been derecognized as mentioned in Note 2.2.2. The amounts recognized in the accompanying consolidated balance sheets corresponding to these securitized loans are set forth below:

	Millions of Euros
Securitized Loans	June 2011	December 2010
Securitized mortgage assets	29,935	31,884
Other securitized assets	11,825	10,563
Commercial and industrial loans	7,480	6,263
Finance leases	737	771
Loans to individuals	3,471	3,403
Rest	137	126

Total	41,760	42,447

Of which:	—	—
Liabilities associated to assets retained on the balance sheet (*)	8,081	8,846

(*)	These liabilities are recognized under “Financial liabilities at amortized cost – Debt securities” in the accompanying consolidated balance sheets (Note 23).

Some other securitized loans have been derecognized where substantially all attendant risks or benefits were effectively transferred. The outstanding balances of derecognized securitized loans on the accompanying consolidated balance sheets were as follows:

	Millions of Euros
Derecognized Securitized Loans	June 2011	December 2010
Securitized mortgage assets	7	24
Other securitized assets	142	176

Total	149	200

14. Held-to-maturity investments

The breakdown of the balance of this heading in the accompanying consolidated balance sheets was as follows:

Held-to-Maturity Investments. Breakdown by Type of Financial Instrument

	Millions of Euros
June 2011	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Domestic Debt Securities
Spanish Government and other government agency debt securities	6,571	1	(608)	5,964
Other domestic debt securities	848	—	(61)	787
Issue by credit institutions	253	—	(12)	241
Issue by other issuers	595	—	(49)	546

Subtotal	7,419	1	(669)	6,751

Foreign Debt Securities	—	—	—	—
Government and other government agency debt securities	1,648	4	(26)	1,626
Other debt securities	267	5	(18)	254

Subtotal	1,915	9	(44)	1,880

Total	9,334	10	(713)	8,631

Held-to-Maturity Investments. Breakdown by Type of Financial Instrument

	Millions of Euros
December 2010	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Domestic Debt Securities
Spanish Government and other government agency debt securities	6,611	2	(671)	5,942
Other domestic debt securities	892	—	(63)	829
Issue by credit institutions	290	—	(13)	277
Issue by other issuers	602	—	(50)	552

Subtotal	7,503	2	(734)	6,771

Foreign Debt Securities
Government and other government agency debt securities	2,181	10	(20)	2,171
Issue by credit institutions	262	6	(21)	247

Subtotal	2,443	16	(41)	2,418

Total	9,946	18	(775)	9,189

The foreign securities held by the Group as of June 30, 2011 and December 31, 2010 in the held-to-maturity portfolio corresponds to European issuers.

Following an analysis of the unrealized losses, it can be concluded that they are temporary, because: the interest payment periods of all the fixed-income securities have been satisfied; and because there is no evidence that the issuer will not continue to comply with payment obligations, nor that future payments of both principal and interests will not be sufficient to recover the cost of the securities.

The following is a summary of the gross changes in the six months ended June 30, 2011 and the year ended December 31, 2010 in this heading in the accompanying consolidated balance sheets, not including impairment losses:

	Millions of Euros
Held-to-Maturity Investments Changes on the Period	June 2011	June 2010
Balance at the beginning	9,946	5,438

Acquisitions	—	4,434
Redemptions and others	(611)	(103)

Balance at the end	9,335	9,769

Impairment	(1)	(1)

Total	9,334	9,768

15. Hedging derivatives (receivable and payable) and fair value changes of the hedged items in portfolio hedges

The breakdown of the balance of these items in the accompanying consolidated balance sheets was as follows:

	Millions of Euros
Hedging derivatives and Fair value changes of the hedged items in portfolio hedges of interest rate risk	June 2011	December 2010
ASSETS-
Fair value changes of the hedged items in portfolio hedges of interest rate risk	—	40
Hedging derivatives	2,685	3,563

LIABILITIES-
Fair value changes of the hedged items in portfolio hedges of interest rate risk	13	(2)
Hedging derivatives	1,452	1,664

As of June 30, 2011 and December 31, 2010, the main positions hedged by the Group and the derivatives assigned to hedge those positions were:

•	Fair value hedge:

•	Available-for-sale fixed-interest debt securities: this risk is hedged using interest-rate derivatives (fixed-variable swaps).

•	Long term fixed-interest debt issued by Group: this risk is hedged using interest-rate derivatives (fixed-variable swaps).

•	Available-for-sale equity securities: this risk is hedged using equity swaps.

•	Fixed-interest loans: this risk is hedged using interest-rate derivatives (fixed-variable swaps).

•

Fixed-interest deposit portfolio Macro-hedges: this risk is hedged using fixed-variable swaps and derivatives for interest rate. The valuation of the deposit hedges corresponding to interest-rate risk is recognized under the heading “Changes in the fair value of the hedged items in the portfolio hedges of interest-rate risk”.

•	Cash-flow hedge: Most of the hedged items are floating interest-rate loans: this risk is hedged using foreign-exchange and interest-rate swaps.

•

Net foreign-currency investment hedge: The risks hedged are foreign-currency investments in the Group’s subsidiaries abroad. This risk is hedged mainly with foreign-exchange options and forward currency purchase.

Note 7 analyzes the Group’s main risks that are hedged using these financial instruments.

The details of the fair value of the hedging derivatives, organized hedged risk, recognized in the accompanying consolidated balance sheets are as follows:

Hedging Derivatives. Breakdown of the Fair Value by Markets and Transaction Type

	Millions of Euros
June 2011	Currency Risk	Interest Rate Risk	Equity Price Risk	Other Risks	Total
OTC markets
Credit institutions
Fair value hedge	—	1,003	22	4	1,029
Of which: Macro hedge	—	(211)	—	—	(211)
Cash flow hedge	7	136	—	—	143
Net investment in a foreign operation hedge	—	—	—	—	—

Subtotal	7	1,139	22	4	1,172

Other financial Institutions	—	—	—	—	—
Fair value hedge	—	66	4	—	70
Of which: Macro hedge	—	(17)	—	—	(17)
Cash flow hedge	—	—	—	—	—
Net investment in a foreign operation hedge	—	—	—	—	—

Subtotal	—	66	4	—	70

Other sectors	—	—	—	—	—
Fair value hedge	—	(9)	(24)	—	(33)
Of which: Macro hedge	—	(3)	—	—	(3)
Cash flow hedge	25	(1)	—	—	24
Net investment in a foreign operation hedge	—	—	—	—	—

Subtotal	25	(10)	(24)	—	(9)

Total	32	1,195	2	4	1,233

Of which: Asset Hedging Derivatives	54	2,558	69	4	2,685

Of which: Liability Hedging Derivatives	(22)	(1,363)	(67)	—	(1,452)

Hedging Derivatives. Breakdown of the Fair Value by Markets and Transaction Type

	Millions of Euros
December 2010	Currency Risk	Interest Rate Risk	Equity Price Risk	Other Risks	Total
OTC markets
Credit institutions
Fair value hedge	—	1,645	7	3	1,655
Of which: Macro hedge	—	(282)	—	—	(282)
Cash flow hedge	(4)	160	—	—	156
Net investment in a foreign operation hedge	3	(6)	—	—	(3)

Subtotal	(1)	1,799	7	3	1,808

Other financial Institutions
Fair value hedge	—	109	5	—	114
Of which: Macro hedge	—	(20)	—	—	(20)
Cash flow hedge	—	(1)	—	—	(1)
Net investment in a foreign operation hedge	—	—	—	—	—

Subtotal	—	108	5	—	113

Other sectors
Fair value hedge	—	(12)	—	—	(12)
Of which: Macro hedge	—	(2)	—	—	(2)
Cash flow hedge	—	(10)	—	—	(10)
Net investment in a foreign operation hedge	—	—	—	—	—

Subtotal	—	(22)	—	—	(22)

Total	(1)	1,885	12	3	1,899

of which: Asset Hedging Derivatives	14	3,486	60	3	3,563

of which: Liability Hedging Derivatives	(15)	(1,601)	(48)	—	(1,664)

The most significant cash flows forecasted for the coming years for cash flow hedging held on the consolidated balance sheet as of June 30, 2011 are shown below.

	Millions of Euros
Cash Flows of Hedging Instruments	3 Months or Less	From 3 Months to 1 Year	From 1 to 5 Years	More than 5 Years	Total
Receivable cash inflows	120	417	1,237	2,329	4,105
Payable cash outflows	56	333	971	2,413	3,772

The cash flows indicated above will impact the consolidated income statements until 2.050. The amounts previously recognized in equity from cash flow hedge that were removed from equity and included in the consolidated income statement – under the heading “Gains or losses of financial assets and liabilities (net) or under the heading “Exchange differences (net)” – during the six months ended June 30, 2011 and 2010 reached €28 million and €12 million, respectively.

The amount for derivatives designated as accounting hedges that did not pass the effectiveness test in the six months ended June 30, 2011 was not significant.

16. Non-current assets held for sale and liabilities associated with non-current assets held for sale

The composition of the balance of the heading “Non-current assets held for sale” in the accompanying consolidated balance sheets, broken down by the origin of the assets, is as follows:

	Millions of Euros
Non-Current Assets Held-for-Sale Breakdown by type of Asset	June 2011	December 2010
Property, plants and equipment	199	252
Buildings for own use	133	188
Operating leases	66	64
Foreclosures and recoveries	1,747	1,513
Foreclosures	1,617	1,427
Recoveries from financial leases	130	86
Accrued amortization (*)	(34)	(52)
Impairment losses	(211)	(184)

Total	1,701	1,529

(*)	Until classified as non-current assets held for sale

As of June 30, 2011 and December 31, 2010, there were no liabilities associated with non-current assets held for sale.

17. Investments

The breakdown of the balances of “Investments in entities accounted for using the equity method” in accompanying the consolidated balance sheets is as follows:

	Millions of Euros
Investments in Entities Accounted for Using the Equity Method	June 2011	December 2010
Associate entities	4,237	4,247
Jointly controlled entities	281	300

Total	4,518	4,547

17.1. Investments in entities accounted for using the equity method - Associates

The following table shows the carrying amount of the most significant of the Group’s investments in associates in the accompanying consolidated balance sheets:

	Millions of Euros
Investments in Entities Accounted for Using the Equity Method	June 2011	December 2010
Grupo CITIC (*)	4,044	4,022
Tubos Reunidos, S.A. (**)	47	51
BBVA Elcano Empresarial II, S.C.R.R.S., S.A.	31	37
BBVA Elcano Empresarial, S.C.R.R.S., S.A.	31	37
Rest of associate	84	100

Total	4,237	4,247

(*)	The good will amounted to €482 million as of June 30, 2011
(**)	Company that quoted in Madrid’s stock exchange market.

The increase in the valuation for the results of associates in the period is offset by the negative trend of foreign exchange differences during the six months ended June 30, 2011.

The investment in the CITIC Group includes the investment in Citic International Financial Holdings Limited (“CIFH”) and China National Citic Bank (“CNCB”).

Appendix IV shows details of associates as of June 30, 2011.

17.2. Jointly controlled entities

The details of the balance of this heading in the accompanying consolidated balance sheets as of June 30, 2011 and December 31, 2010 are as follows:

	Millions of Euros
Jointly Controlled Entities	June 2011	December 2010
Corporación IBV Participaciones Empresariales S.A.	73	71
Occidental Hoteles Management, S.L.	72	88
Fideicomiso F/403853-5 BBVA Bancomer SºS ZIBAT	22	22
I+D Mexico, S.A.	14	22
Fideicomiso F/70413 Mirasierra	13	14
Fideicomiso F/402770-2 Alamar	11	11
Fideicomiso F/403112-6 Dos lagos	10	11
Las Pedrazas Golf, S.L.	8	10
Altitude Software SGPS, S.A.	10	10
Rest	48	41

Total	281	300

Of which
Goodwill	9	9

If the jointly controlled entities accounted for using equity method had been accounted for by the proportionate method, the effect on the Group’s main consolidated figures as of June 30, 2011 and December 31, 2010 would have been as follows:

	Millions of Euros
Jointly Controlled Entities. Effect on the Group’s main figures	June 2011	December 2010
Assets	1,039	1,062
Liabilities	713	313
Net operating income	14	15

Details of the jointly controlled entities consolidated using the equity method as of June 30, 2011 are shown in Appendix IV.

17.3. Information about associates and jointly controlled entities by the equity method

The following table provides relevant information of the balance sheets and income statements of associates and jointly controlled entities accounted for using the equity method as of June 30, 2011 and December 31, 2010, respectively (see Appendix IV).

	Millions of Euros
Associates and Jointly Controlles Entities	June 2011		December 2010
Financial Main figures	Associates	Jointly Controlled Entities	Associates	Jointly Controlled Entities
Current Assets	20,496	238	19,979	279
Non-current Assets	18,535	727	17,911	780
Current Liabilities	32,979	144	32,314	179
Non-current Liabilities	6,052	821	5,576	879
Net sales	374	82	855	168
Operating Income	184	14	450	15
Net Income	140	4	339	1

(*)	Dates of the company’s financial statements updated at the most recent available information.

Information applying the corresponding ownership and without the corresponding standardization and consolidation adjustments.

17.4. Notifications about acquisition of holdings

Appendix V shown on acquisitions and disposals of holdings in associates or jointly controlled entities and the notification dates thereof, in compliance with Article 86 of the Corporations Act and Article 53 of the Securities Market Act 24/1988.

17.5 Impairment

No impairment losses on the goodwill of jointly-controlled entities and associated were recognized in the six months ended June 30, 2011 and the year ended December 31, 2010.

18. Reinsurance Assets

This heading in the accompanying consolidated balance sheets reflects the amounts receivable by consolidated entities from reinsurance contracts with third parties.

The amounts recognized in the accompanying consolidated balance sheets corresponding to the share of the reinsurer in the technical provisions are set forth below:

	Millions of Euros
Reinsurance Asset	June 2011	December 2010
Reinsurance assets	34	28

19. Tangible assets

The breakdown of the balance of this heading in the accompanying consolidated balance sheets, according to the nature of the related items, was as follows:

	Millions of Euros
Tangible Assets. Breakdown by Type of Asset Cost Value, Amortizations and Depreciations	June 2011	December 2010
Property, plants and equipment
For own use
Land and Buildings	3,503	3,406
Work in Progress	302	214
Furniture, Fixtures and Vehicles	5,710	5,455
Accrued depreciation	(4,824)	(4,636)
Impairment	(45)	(31)

Subtotal	4,646	4,408

Assets leased out under an operating lease
Assets leased out under an operating lease	1,104	1,015
Accrued depreciation	(319)	(272)
Impairment	(16)	(19)

Subtotal	769	724

Subtotal	5,415	5,132

Investment properties
Building rental	1,860	1,831
Rest	9	10
Accrued depreciation	(72)	(66)
Impairment	(247)	(206)

Subtotal	1,550	1,569

Total	6,965	6,701

The main activity of the Group is carried out through a network of bank branches located geographically as shown in the following table:

	Number of branches
Bank Branches by Geographical Location	June 2011	December 2010
Spain	3,029	3,024
Americas	4,234	4,193
Rest of the world (*)	144	144

Total	7,407	7,361

(*)	Garanti branches are not included

The following table shows the detail of the net carrying amount of the tangible assets corresponding to Spanish or foreign entities as of June 30, 2011 and December 31, 2010:

	Millions of Euros
Tangible Assets by Spanish and Foreign Subsidiaries Net Assets Values	June 2011	December 2010
Foreign subsidiaries	2,998	2,741
BBVA and Spanish subsidiaries	3,967	3,960

Total	6,965	6,701

The amount of tangible assets under financial lease schemes on which it is expected to exercise the purchase option was insignificant as of June 30, 2011 and December 31, 2010.

20. Intangible assets

20.1. Goodwill

In the six months ended June 30, 2011 and the year ended December 31, 2010, the details of the balance of this heading in the accompanying consolidated balance sheets, broken down by the cash-generating units (“CGU”) that originated them, were as follows:

Goodwill. Breakdown by CGU and Changes of the Period

	Millions of Euros
June 2011	Balance at the Beginning	Additions	Exchange Differences	Impairment	Rest	Balance at the End
The United States	5,773	—	(436)	—	—	5,337
Mexico	678	—	(16)	—	—	662
Colombia	236	—	(1)	—	—	235
Chile	76	—	(6)	—	—	70
Chile Pensions	126	—	(10)	—	—	116
Turkey	—	1,685	(87)	—	—	1,598
Rest	60	3	(1)	—	—	62

Total	6,949	1,688	(557)	—	—	8,080

Goodwill. Breakdown by CGU and Changes of the Period

	Millions of Euros
December 2010	Balance at the Beginning	Additions	Exchange Differences	Impairment	Rest	Balance at the End
The United States	5,357	—	418	—	(2)	5,773
Mexico	593	—	85	—	—	678
Colombia	205	—	31	—	—	236
Chile	65	—	11	—	—	76
Chile Pensions	108	—	18	—	—	126
Rest	68	1	1	(13)	3	60

Total	6,396	1	564	(13)	1	6,949

25.01% of the Turkish bank Garanti was acquired during the six months ended June 30, 2011 (see note 3). Due to this acquisition and in accordance with IFRS-3, provisional goodwill of €1,598 million was recognized at the time of purchase.

As described in Note 2.2.8, the cash-generating units to which goodwill has been allocated are tested for impairment by including the allocated goodwill in their carrying amount. This analysis is performed at least annually and always if there is any indication of impairment.

As of June 30, 2011, there were no impairment losses on the goodwill recognized in the Group’s cash-generating units.

20.2. Other intangible assets

The breakdown of the balance under this heading in the accompanying balance sheets is as follows:

	Millions of Euros
Other Intangible Assets. Breakdown by type of Assets	June 2011	December 2010
Computer software acquisition expenses	789	749
Other deferred charges	34	28
Other intangible assets	820	282
Impairment	(1)	(1)

Total	1,642	1,058

The change in the balance is due primarily to the intangible assets recognized for the Garanti purchase transaction.

21. Tax Assets and Liabilities

21.1. Consolidated tax group

Pursuant to current legislation, the Consolidated Tax Group includes BBVA as the Parent company, and, as subsidiaries, the Spanish subsidiaries that meet the requirements provided for under Spanish legislation regulating the taxation regime for the consolidated net income of corporate groups.

The Group’s other banks and subsidiaries file tax returns in accordance with the tax legislation in force in each country.

21.2 Years open for review by the tax authorities

The years open to review in the Consolidated Tax Group as of June 30, 2011 are 2004 and following for the main taxes applicable.

The rest of the Spanish consolidated entities in general have the last four years open for inspection by the tax authorities for the main taxes applicable, except for those in which there has been an interruption of the limitation period due to the start of an inspection.

In 2009, as a result of action by the tax authorities, tax inspections proceedings were instituted for the years since (and including) 2003, some of which were contested. After considering the temporary nature of certain of the items assessed, provisions were set aside for the amounts, if any, that might arise from these assessments.

Over the year ended December 31, 2009, notice was also given of the start of inspections for the years 2004 to 2006 for the main taxes to which the tax group is subject. These inspections had not been completed as of June 30, 2011.

In view of the varying interpretations that can be made of the applicable tax legislation, the outcome of the tax inspections of the open years that could be conducted by the tax authorities in the future could give rise to contingent tax liabilities which cannot be objectively quantified at the present time. However, the Banks’ Board of Directors and its tax advisers consider that the possibility of these contingent liabilities becoming actual liabilities is remote and, in any case, the tax charge which might arise therefore would not materially affect the Group’s accompanying consolidated financial statements.

21.3 Reconciliation

The reconciliation of the corporate tax expense resulting from the application of the standard tax rate and the expense registered by this tax in the accompanying consolidated income statements is as follows:

	Millions of Euros
Reconciliation of the Corporate Tax Expense Resulting from the Application of the Standard Rate and the Expense Registered by this Tax	June 2011	June 2010
Corporation tax (30%)	943	1,096
Decreases due to permanent differences:
Tax credits and tax relief at consolidated Companies	(108)	(89)
Other items net	(355)	(58)
Net increases (decreases) due to temporary differences	(242)	168

Charge for income tax and other taxes	238	1,117

Deferred tax assets and liabilities recorded (utilized)	242	(168)

Income tax and other taxes accrued in the period	480	949

Adjustments to prior years’ income tax and other taxes	78	(8)

Income tax and other taxes	558	941

The line “Other items net” includes as of June 30, 2011 the effect on expense resulting from Corporate Tax originating in the second European Union decision (published last May 21, 2011) relating to the amortization of certain goodwill arising from investments in foreign companies made prior to December 31, 2007, whose deductibility is contemplated in that decision.

The effective tax rate for the six months ended June 30, 2011 is as follows:

	Millions of Euros
Effective Tax Rate	June 2011	June 2010
Income from:
Consolidated Tax Group	721	1,751
Other Spanish Entities	(23)	(43)
Foreign Entities	2,445	1,943

Total	3,143	3,651

Income tax and other taxes	558	941

Effective Tax Rate	17.75%	25.77%

21.4 Tax recognized in equity

In addition to the income tax recognized in the accompanying consolidated income statements, the Group has recognized the following amounts for these items in its consolidated equity as of June 30, 2011 and December 31, 2010:

	Millions of Euros
Tax Recognized in Total Equity	June 2011	December 2010
Charges to total equity
Debt securities	—	—
Equity instruments	(256)	(354)

Subtotal	(256)	(354)

Credits to total equity (*)
Debt securities and others	220	192

Subtotal	220	192

Total	(36)	(162)

(*)	Tax asset credit to total equity as of December 31, 2010, due primaly to debt instruments unrealized losses.

21.5 Deferred taxes

The balance of the heading “Tax assets” in the accompanying consolidated balance sheets includes the tax receivables relating to deferred tax assets; the balance of the heading “Tax liabilities” includes the liabilities relating to the Group’s various deferred tax liabilities.

The details of the most important tax assets and liabilities are as follows:

	Millions of Euros
Tax Assets and Liabilities. Breakdown	June 2011	December 2010
Tax assets-
Current	1,284	1,113
Deferred	5,384	5,536
Pensions	1,380	1,392
Portfolio	1,492	1,546
Other assets	218	234
Impairment losses	1,612	1,648
Other	670	699
Tax losses	12	17

Total	6,668	6,649

Tax Liabilities-
Current	538	604
Deferred	1,569	1,591
Portfolio	1,023	1,280
Charge for income tax and other taxes	546	311

Total	2,107	2,195

As of June 30, 2011, the estimated balance of temporary differences in connection with investments in subsidiaries, branches and associates and investments in jointly controlled entities was €531 million. No deferred tax liabilities have been recognized with respect to this in the accompanying consolidated balance sheet.

The amortization of certain components of goodwill for tax purposes gives rise to temporary differences triggered by the resulting differences in the tax and accounting bases of goodwill balances. In this regard, and as a general rule, the accounting policy followed by the Group involves recognizing deferred tax liabilities associated with the aforementioned temporary differences by the Group companies that are subject to this particular tax benefit, except in cases in which the non-existence of future taxation can be justified, including those indicated in Note 21.3.

22. Other assets and liabilities

The breakdown of the balance of these headings in the accompanying consolidated balance sheets was as follows:

	Millions of Euros
Other Assets and Liabilities	June 2011	December 2010
ASSETS-
Inventories	3,348	2,788
Of which:
Real estate companies	3,211	2,729
Transactions in transit	207	26
Accrued interest	816	538
Unaccrued prepaid expenses	587	402
Other prepayments and accrued income	229	136
Other items	3,092	1,175

Total	7,463	4,527

LIABILITIES-
Transactions in transit	52	58
Accrued interest	1,935	2,162
Unpaid accrued expenses	1,363	1,516
Other accrued expenses and deferred income	572	646
Other items	1,953	847

Total	3,940	3,067

The heading “Inventories” includes the net carrying amount of the purchases of land and property that the Group’s property companies hold for sale or for their business. The amounts under this heading include real-estate assets bought by these companies from distressed customers (mainly in Spain), net of their corresponding impairment.

As of June 30, 2011 and December 31, 2010 the accumulated valuation adjustment due to impairment losses on these inventories amounted to €1,295 million and €1,088 million, respectively.

The principal companies in the Group that engage in real estate business activity and make up nearly the entire amount in the “Inventory” heading of the accompanying consolidated balance sheets are as follows: Anida Desarrollos Inmobiliarios, S.A., Desarrollo Urbanístico Chamartín, S.A., Anida Desarrollo Singulares, S.L., Anida Operaciones Singulares, S.L. and Anida Inmuebles España y Portugal, S.L.

23. Financial liabilities at amortized cost

The breakdown of the balance of this heading in the accompanying consolidated balance sheets was as follows:

	Millions of Euros
Financial Liabilities at Amortized Cost	June 2011	December 2010
Deposits from central banks (Note 9)	19,708	11,010
Deposits from credit institutions	60,837	57,170
Customer deposits	278,496	275,789
Debt certificates	86,673	85,179
Subordinated liabilities	17,586	17,420
Other financial liabilities	7,948	6,596

Total	471,248	453,164

23.1. Deposits from central banks

The breakdown of the balance under this heading in the accompanying consolidated balance sheets is presented in Note 9.

23.2. Deposits from credit institutions

The breakdown of the balance of this heading in the consolidated balance sheets, according to the nature of the financial instruments, is as follows:

	Millions of Euros
Deposits from Credit Institutions	June 2011	December 2010
Reciprocal accounts	188	140
Deposits with agreed maturity	36,951	38,265
Demand deposits	2,306	1,530
Other accounts	1,034	696
Repurchase agreements	20,129	16,314

Subtotal	60,608	56,945

Accrued interest until expiration	229	225

Total	60,837	57,170

The breakdown by geographical area and the nature of the related instruments of this heading in the accompanying consolidated balance sheets, disregarding valuation adjustments, was as follows:

	Millions of Euros
June 2011	Demand Deposits	Deposits with Agreed Maturity	Repos	Total
Spain	755	7,259	498	8,512
Rest of Europe	1,283	17,444	10,985	29,712
The United States	61	6,088	667	6,816
Latin America	330	4,145	7,978	12,453
Rest of the world	65	3,048	2	3,115

Total	2,494	37,984	20,130	60,608

	Millions of Euros
December 2010	Demand Deposits	Deposits with Agreed Maturity	Repos	Total
Spain	961	7,566	340	8,867
Rest of Europe	151	16,160	6,315	22,626
The United States	147	6,027	665	6,839
Latin America	356	5,408	8,994	14,758
Rest of the world	56	3,799	—	3,855

Total	1,671	38,960	16,314	56,945

23.3. Customer deposits

The breakdown of this heading of the accompanying consolidated balance sheets, by type of financial instruments, was as follows:

	Millions of Euros
Customer Deposits	June 2011	December 2010
Government and other government agencies	39,139	30,982

Spanish	24,880	17,404
Foreign	14,221	13,563
Accrued interests	38	15

Other resident sectors	110,515	116,217

Current accounts	28,373	18,705
Savings accounts	15,688	24,520
Fixed-term deposits	52,188	49,160
Repurchase agreements	13,640	23,197
Other accounts	44	46
Accrued interests	582	589

Non-resident sectors	128,842	128,590

Current accounts	39,427	39,567
Savings accounts	26,644	26,435
Fixed-term deposits	58,049	56,752
Repurchase agreements	4,207	5,370
Other accounts	173	122
Accrued interests	342	344

Total	278,496	275,789

Of which:
In euros	154,427	151,806
In foreign currency	124,070	123,983
Of which:
Deposits from other creditors without valuation adjustment	277,688	275,055
Accrued interests	808	734

The breakdown by geographical area of this heading in the accompanying consolidated balance sheets, by type of instrument and geographical area, disregarding valuation adjustments, was as follows:

	Millions of Euros
June 2011	Demand Deposits	Savings Deposits	Deposits with Agreed Maturity	Repos	Total
Spain	31,264	15,842	59,754	27,953	134,813
Rest of Europe	4,483	1,146	24,516	473	30,618
The United States	12,937	10,953	13,632	—	37,522
Latin America	29,199	15,775	21,849	3,734	70,557
Rest of the world	400	195	3,429	—	4,024

Total	78,283	43,911	123,180	32,160	277,534

	Millions of Euros
December 2010	Demand Deposits	Savings Deposits	Deposits with Agreed Maturity	Repos	Total
Spain	21,848	24,707	67,838	18,640	133,033
Rest of Europe	3,784	482	18,245	1,609	24,120
The United States	13,985	11,363	17,147	—	42,495
Latin America	28,685	15,844	23,724	3,762	72,015
Rest of the world	357	201	2,620	—	3,178

Total	68,659	52,597	129,574	24,011	274,841

23.4. Debt certificates (including bonds) and subordinated liabilities

The breakdown of the headings “Debt certificates (including bonds)” and “Subordinated liabilities” in the accompanying consolidated balance sheets was as follows:

	Millions of Euros
Debt Certificates and Subordinated Liabilities	June 2011	December 2010
Debt Certificates	86,673	85,179
Promissory notes and bills	12,588	13,215
Bonds and debentures	74,085	71,964
Subordinated Liabilities	17,586	17,420

Total	104,259	102,599

The changes in the six months ended June 30, 2011 and 2010 under the headings “Debt certificates (including bonds)” and “Subordinated liabilities” was as follows:

	Millions of Euros
June 2011	Balance at the Beginning	Issuances	Repurchase or Redemption	Exchange Differences and Other	Balance at the End
Debt certificates issued in the European Union	90,569	54,156	(50,293)	(5,320)	89,112
With information brochure	90,538	54,156	(50,293)	(5,320)	89,081
Without information brochure	31	—	—	—	31
Other debt certificates issued outside the European Union	12,031	2,774	(1,471)	1,813	15,147

Total	102,600	56,930	(51,764)	(3,507)	104,259

	Millions of Euros
June 2010	Balance at the Beginning	Issuances	Repurchase or Redemption	Exchange Differences and Other	Balance at the End
Debt certificates issued in the European Union	107,068	59,451	(78,113)	4,860	93,266
With information brochure	107,034	59,451	(78,106)	4,839	93,218
Without information brochure	34	—	(7)	21	48
Other debt certificates issued outside the European Union	10,748	2,024	(1,310)	668	12,130

Total	117,816	61,475	(79,423)	5,528	105,396

The breakdown of the most significant outstanding issuances, repurchases or refunds of debt instruments issued by the Bank or companies in the Group as of June 30, 2011 and December 31, 2010 is shown on Appendix VIII.

23.4.1 Promissory notes and bills

The breakdown of the balance under this heading “Promissory notes and bills”, by currency, is as follows:

	Millions of Euros
Promissory notes and bills	June 2011	December 2010
In euros	8,574	7,672
In other currencies	4,014	5,543

Total	12,588	13,215

These promissory notes were issued mainly by BBVA, S.A. and Banco de Financiación, S.A.

23.4.2. Bonds and debentures issued

The breakdown of the balance under this heading “Bonds and debentures issued”, by financial instrument and currency, is as follows:

	Millions of Euros
Bonds and debentures issued	June 2011	December 2010
In Euros -
Non-convertible bonds and debentures at floating interest rates	6,039	6,776
Non-convertible bonds and debentures at fixed interest rates	10,429	7,493
Covered bonds	33,178	30,864
Hybrid financial instruments	340	373
Securitization bonds realized by the Group	7,268	8,047
Other securities (**)	5,064	6,306
Accrued interest and others (*)	2,134	2,952
In Foreign currency -
Non-convertible bonds and debentures at floating interest rates	2,980	3,767
Non-convertible bonds and debentures at fixed interest rates	4,038	2,681
Covered bonds	294	316
Hybrid financial instruments	1,141	1,119
Other securities associated to financial activities	—	—
Securitization bonds realized by the Group	813	799
Other securities (**)	334	456
Accrued interest and others (*)	34	15

Total	74,086	71,964

(*)	Hedging operations and issuance costs.
(**)	Mainly territorial covered bonds

The following table shows the weighted average interest rates of fixed and floating rate bonds and debentures issued in euros and foreign currencies in the six months ended June 30, 2011 and 2010:

	June 2011		June 2010
Interests Rates of Promissory Notes and Bills Issued	Euros	Foreign Currency	Euros	Foreign Currency
Fixed rate	3.87%	4.92%	3.82%	5.05%
Floating rate	1.85%	4.13%	0.96%	3.70%

Most of the foreign-currency issuances are denominated in U.S. dollars.

23.4.3. Subordinated liabilities

The breakdown of the heading “Subordinated liabilities” of the accompanying consolidated balance sheets, by type of financial instruments, was as follows:

	Millions of Euros
Subordinated Liabilities	June 2011	December 2010
Subordinated debt	11,797	11,569
Preferred securities	5,115	5,202

Subtotal	16,912	16,771

Accrued interest until expiration	674	649

Total	17,586	17,420

Of the above, the issuances of BBVA International, Ltd., BBVA Capital Finance, S.A.U. and BBVA International Preferred, S.A.U, BBVA Subordinated Capital, S.A.U. and BBVA Global Finance, Ltd, are subordinately guaranteed by the Bank.

23.4.3.1. Subordinated debt

These issuances are non-convertible subordinated debt and, accordingly, for debt seniority purposes, they rank behind ordinary debt.

The breakdown of this heading in the accompanying consolidated balance sheets, disregarding valuation adjustments, by currency of issuance and interest rate, is disclosed in Appendix VIII.

As of June 30, 2011 and December 31, 2010, the item “Subordinated debt” in the accompanying consolidated balance sheets included the issue of convertible subordinated obligations at a value of €2,000 million issued by BBVA in September 2009. These bonds had a 5% annual coupon, payable quarterly, and could be converted into Bank shares after the first year, at the Bank’s discretion, at each of the coupon payment dates, and by obligation on the date of their final maturity date, October 15, 2014. These obligations were recognized as financial liabilities given that the number of Bank shares to be delivered is variable.

The Board of Directors of BBVA, at its meeting on June 22, 2011, agreed to convert the entirety of that issue on July 15, 2011 and execute the capital increase agreed by the Board of Directors on July 27, 2009 through the issue of the number of ordinary BBVA shares needed for converting the aforementioned convertible subordinated bonds (see Note 59).

23.4.3.2. Preferred securities

The breakdown by issuer of this heading in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Preferred Securities by Issuer	June 2011	December 2010
BBVA International, Ltd. (1)	500	500
BBVA Capital Finance, S.A.U. (1)	2,975	2,975
Banco Provincial, S.A	—	37
BBVA International Preferred, S.A.U. (2)	1,623	1,671
Phoenix Loan Holdings, Inc.	17	19

Total	5,115	5,202

(1)	Traded on the Spanish AIAF market,
(2)	Traded on the London Stock Exchange and New York Stock Exchanges,

These issues were fully subscribed by third parties outside the Group and are wholly or partially redeemable at the issuer company’s option after five or ten years from the issue date, depending on the terms of each issue.

The breakdown of the issues of preferred securities in the accompanying consolidated balance sheets, disregarding valuation adjustments, by currency of issuance and interest rate of the issues, is disclosed in Appendix VIII.

23.5. Other financial liabilities

The breakdown of the balance under this heading in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Other financial liabilities	June 2011	December 2010
Creditors for other financial liabilities	2,463	2,295
Collection accounts	2,627	2,068
Creditors for other payment obligations	2,403	1,829
Dividend payable but pending payment	455	404

Total	7,948	6,596

As of June 30, 2011, the “Dividend payable but pending payment” from the table above corresponds to the interim dividend for 2011 paid on July 8, 2011 (see Note 4), and as of December 31, 2010, it corresponds to the third interim dividend for 2010, paid in January 2011.

24. Liabilities under insurance contracts

The breakdown of the balance of this item in the accompanying consolidated balance sheets was as follows:

	Millions of Euros
Liabilities under Insurance Contracts Technical Reserve and Provisions	June 2011	December 2010
Mathematical reserves	6,316	6,766
Provision for unpaid claims reported	752	759
Provisions for unexpired risks and other provisions	539	509

Total	7,607	8,034

25. Provisions

The breakdown of the balance of this item in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Provisions. Breakdown by concepts	June 2011	December 2010
Provisions for pensions and similar obligations	5,670	5,980
Provisions for taxes and other legal contingencies	322	304
Provisions for contingent exposures and commitments	282	264
Other provisions	1,920	1,774

Total	8,194	8,322

26. Pensions and other commitments

As described in Note 2.2.12, the Group has assumed both defined-benefit and defined-contribution post-employment commitments with its employees; the proportion of defined-contribution plans is gradually increasing, mainly due to new hires, and because pre-existing defined benefit commitments are mostly closed.

26.1. Pension commitments through defined-contribution plans

The commitments with employees for pensions in post-employment defined-contribution plans correspond to current contributions the Group makes every year on behalf of active employees. These contributions are accrued and charged to the consolidated income statement in the corresponding financial year (see Note 2.2.12). No liability is therefore recognized in the accompanying consolidated balance sheets.

The amounts registered under this item in the accompanying consolidated income statements for contributions to these plans in the six months ended June 30, 2011 and 2010 were €38 and €39 million, respectively (see Note 46.1).

26.2 Pension commitments through defined-benefit plans and other long-term benefits

Pension commitments in defined-benefit plans correspond mainly to employees who have retired or taken early retirement from the Group and to certain groups of employees still active in the Group in the case of pension benefits, and to the majority of active employees in the case of permanent incapacity and death benefits.

The breakdown of the BBVA Group’s aggregate amounts for pension commitments in defined-benefit plans and other post-employment commitments (such as early retirement and welfare) recorded under the heading “Provisions - Provisions for pensions and similar obligations” of the consolidated balance sheets as of December 31 of the last four years and June 30, 2011 are as follows.

	Millions of Euros
Commitments and Plan Assets in Defined-Benefit Plans and Other Post-Employment Commitments	June 2011	2010	2009	2008	2007
Pension and post-employment benefits	7,924	8,082	7,996	7,987	7,816
Assets and insurance contracts coverage	2,254	2,102	1,750	1,628	1,883

Net assets	—	—	—	—	(34)
Net liabilities (*)	5,670	5,980	6,246	6,359	5,967

(*)	Registered under the heading “Provisions - Provisions for pensions and similar obligations” of the accompanying consolidated balance sheets

The breakdown of the pension commitments in defined-benefit plans and other post-employment commitments, as well as the corresponding insurance contracts or coverage, distinguishing between employees in Spain and the rest of the BBVA, S.A. companies and branches abroad, is as follows.

	Millions of Euros
	Commitments in Spain		Commitments Abroad		Total BBVA Group
Pensions and Early-Retirement Commitments and Welfare Benefits: Spain and Abroad	June 2011	December 2010	June 2011	December 2010	June 2011	December 2010
Post-employment benefits
Pension commitments	2,819	2,857	1,101	1,122	3,920	3,979
Early retirements	2,977	3,106	—	—	2,977	3,106
Post-employment welfare benefits	200	220	826	777	1,026	997

Total post-employment benefits (1)	5,996	6,183	1,927	1,899	7,923	8,082

Insurance contracts coverage
Pension commitments	401	430	—	—	401	430
Other plan assets
Pension commitments	—	—	1,103	1,052	1,103	1,052
Post-employment welfare benefits	—	—	749	620	749	620

Total plan assets and insurance contracts coverage (2)	401	430	1,852	1,672	2,253	2,102

Total net commitments (1) - (2)	5,595	5,753	75	227	5,670	5,980

of which:
Net assets	—	—	—	—	—	—
Net liabilities (*)	5,595	5,753	75	227	5,670	5,980

(*)	Registered under the heading “Provisions - Provisions for pensions and similar obligations” of the accompanying consolidated balance sheets

There are other commitments to employees, including long-service awards which are recognized under the heading “Other provisions” in the accompanying consolidated balance sheets (see Note 25). These amounted to €40 million as of June 30, 2011 (€39 million as of December 31, 2010) of which €11 million correspond to Spanish companies and €29 million to companies and branches abroad (€11 million and €28 million, respectively, as of December 31, 2010).

The balance of the heading “Provisions - Provisions for pensions and similar obligations” of the accompanying consolidated balance sheets as of June 30, 2011 included €207 million, for commitments for post-employment benefits maintained with previous members of the Board of Directors and the Bank’s Management Committee. No charges for those concepts were recognized in the consolidated income statements in the six months ended June 30, 2011.

The aggregated total of the changes in all the net commitments from companies in Spain and abroad in the six months ended June 30, 2011 and 2010 were as follows:

	Millions of Euros
	Commitments in Spain		Commitments Abroad		Total BBVA Group
Net Commitments Spain and Abroad: Summary of Changes in the period	June 2010	June 2009	June 2010	June 2009	June 2010	June 2009
Balance at the Beginning	5,753	6,022	227	224	5,980	6,246

Interest cost	120	127	72	66	192	193
Expected return on plan assets	—	—	(60)	(59)	(60)	(59)
Current service cost	7	4	19	17	26	21
Cost for early retirements	126	115	—	—	126	115
Past service cost or changes in the plan	5	6	—	—	5	6
Benefits paid in the period	(403)	(427)	(4)	—	(407)	(427)
Acquisitions and divestitures	—	—	—	—	—	—
Effect of curtailments and settlements	—	—	—	—	—	—
Contributions in the period	—	—	(214)	(134)	(214)	(134)
Actuarial gains and losses	(1)	(4)	—	—	(1)	(4)
Exchange differences	—	—	(6)	40	(6)	40
Other changes	(12)	1	41	1	29	2

Balance at the End	5,595	5,844	75	155	5,670	5,999

The net charges recorded in the accompanying consolidated income statement and under the heading “Reserves” of the accompanying consolidated balance sheets (see Note 2.2.11) of the BBVA Group for the commitments in post-employment benefits in entities in Spain and abroad, are as follows:

	Millions of Euros
Total Post-employments Benefits BBVA Group: Income Statements and Equity Effects.	Notes	June 2011	June 2010
Interest and similar expenses	39.2	132	134
Interest cost		192	193
Expected return on plan assets		(60)	(59)
Personnel expenses		72	63
Defined-contribution plan expense	46.1	38	39
Defined-benefit plan expense	46.1	27	21
Other personnel expenses - Welfare benefits		7	3
Provision - Pension funds and similar obligations	48	160	143
Pension funds		—	6
Early retirements		127	117
Other provisions		33	20

Total Effects in Income Statements: Debit (Credit)		364	340

Total Effects in Equity: Debit (Credit) to Reserves (*)		3	(5)

(*)	Correspond to actuarial losses (gains) arising from pension commitments and welfare benefits recognized in ”Reserves”. For Early retirements are recognized in the Income Statements (see Note 2.2.3.).

26.2.1 Commitments in Spain

The most significant actuarial assumptions used for quantifying the various commitments with employees in Spain as of June 30, 2011, and December 31, 2010 are as follows:

Actuarial Assumptions Commitments with employees in Spain	June 2011	December 2010
Mortality tables	PERM/F 2000P.	PERM/F 2000P.
Discount rate (cumulative annual)	4.5% / AA Corporate Bond Yield Curve	4.5% / AA Corporate Bond Yield Curve
Consumer price index (cumulative annual)	2%	2%
Salary growth rate (cumulative annual)	At least 3% (depending on employee)	At least 3% (depending on employee)
Retirement age	First date at which the employees are entitled to retire or contractually agreed at the individual level in the case of early retirements

The breakdown of the various commitments to employees in Spain is as follows:

•	Pension commitments in Spain

The breakdown of pension commitments in defined-benefit plans as of June 30, 2011 and December 31, 2010 is as follows:

	Millions of Euros
Pension Commitments Spain	June 2011	December 2010
Pension commitments to retired employees	2,720	2,765
Vested contingencies in respect of current employees	99	92

Total (*)	2,819	2,857

(*)	Recognized under the heading “Provisions-Provisions for pension and similar obligations” in the accompanying consolidated balance sheets

Insurance contracts have been contracted with insurance companies not related to the group to cover some pension commitments in Spain. These commitments are covered by assets and therefore are presented in the accompanying consolidated balance sheets for the net amount of the commitment less plan assets. As of June 30, 2011 and December 31, 2010, the plan assets related to the aforementioned insurance contracts (shown under the heading “Insurance contract cover”) equaled the amount of the commitments covered, therefore its net value was zero in the accompanying consolidated balance sheets.

The rest of the commitments included in the previous table include defined-benefit commitments for which insurance has been contracted with BBVA Seguros, S.A. de Seguros y Reaseguros, which is 99.95% owned by the Group. Because it is a consolidated entity of the BBVA Group, the assets in which the insurance company has invested the amount of the policies cannot be considered plan assets under IAS 19 and are presented in the accompanying consolidated balance sheets under different headings of “assets”, depending on the classification of their corresponding financial instruments. The commitments are recognized under the heading “Provisions – Provision for pensions and similar obligations” of the accompanying consolidated balance sheets (see Note 25).

•	Early retirements in Spain

In the first six months of 2011, the Group in Spain offered certain employees the possibility of taking early retirement before the age stipulated in the collective labor agreement in force. This offer was accepted by 303 employees (281 in 2010).

The early retirements commitments in Spain as of June 30, 2011 and December 31, 2010 recognized under the heading “Provisions – Provisions for pensions and similar obligations” (see Note 25) in the accompanying consolidated balance sheets amounted to €2,977 million and €3,106 million, respectively.

The cost of early retirements for the year was recognized under the heading “Provision Expense (Net) – Transfers to funds for pensions and similar obligations – Early retirements” in the accompanying consolidated income statements (see Note 48).

•	Other long-term commitments with employees in Spain

The long-term commitments with employees include post-employment welfare benefits and other commitments with employees.

•	Post-employment welfare benefits in Spain

The breakdown of these commitments as of June 30, 2011 and December 31, 2010 is as follows:

	Millions of Euros
Post-Employment Welfare Benefits Commitments in Spain	June 2011	December 2010

Post-employment welfare benefit commitments to retired employees	159	180
Vested post-employment welfare benefit contingencies in respect of current employees	41	40

Total Commitments (*)	200	220

(*)	Recognized under the heading “Provisions-Provisions for pension and similar obligations” in the accompanying consolidated balance sheets

•	Other commitments with employees - Long-service awards

In addition to the post-employment welfare benefits mentioned above, the Group maintained certain commitments in Spain with some employees, called “Long-service awards”. These commitments were for payment of a certain amount in cash and for the allotment of Banco Bilbao Vizcaya Argentaria S.A. shares, when these employees complete a given number of years of effective service. The Group has offered these employees the option to redeem the accrued value of such share benefits prior to the established date of seniority. The value of the long-service awards as of June 30, 2011 and December 31, 2010 for employees who did not choose early settlement is recognized under the heading “Provisions – Other provisions” (see Note 25) of the accompanying consolidated balance sheets with the figure of €11 million and €11 million, respectively.

Breakdown of changes in commitments with employees in Spain

The changes in the net commitments with employees in Spain in the six months ended June 30, 2011 and 2010 were as follows:

	Millions of Euros
Net Commitments in Spain : Changes in the period January 1, - June 30, 2011	Pensions	Early Retirements	Welfare Benefits	Total Spain
Balance at the Beginning	2,427	3,106	220	5,753

Interest cost	53	62	5	120
Expected return on plan assets	—	—	—	—
Current service cost	6	—	1	7
Cost for early retirements	—	126	—	126
Past service cost or changes in the plan	5	—	—	5
Benefits paid in the period	(88)	(314)	(13)	(415)
Acquisitions and divestitures	—	—	—	—
Effect of curtailments and settlements	—	—	—	—
Contributions in the period	—	—	—	—
Actuarial gains and losses	3	(1)	(3)	(1)
Exchange differences	—	—	—	—
Other changes	12	(2)	(10)	—

Balance at the End	2,418	2,977	200	5,595

	Millions of Euros
Net Commitments in Spain : Changes in the period January 1, - June 30, 2010	Pensions	Early Retirements	Welfare Benefits	Total Spain
Balance at the Beginning	2,491	3,309	222	6,022

Interest cost	54	68	5	127
Expected return on plan assets	—	—	—	—
Current service cost	3	—	1	4
Cost for early retirements	—	115	—	115
Past service cost or changes in the plan	6	—	—	6
Benefits paid in the period	(84)	(329)	(14)	(427)
Acquisitions and divestitures	—	—	—	—
Effect of curtailments and settlements	—	—	—	—
Contributions in the period	—	—	—	—
Actuarial gains and losses	(5)	2	(1)	(4)
Exchange differences	—	—	—	—
Other changes	1	(2)	2	1

Balance at the End	2,466	3,163	215	5,844

The net charges recognized in the accompanying consolidated income statement and under the heading “Reserves” of the accompanying consolidated balance sheets (see Note 2.2.12) for commitments to post-employment benefits in Spain are as follows:

	Millions of Euros
Post-employments Benefits in Spain Income Statements and Equity Effects	June 2011	June 2010
Interest and similar expenses	120	127
Personnel expenses	7	4
Provision (net) - Early retirements	127	117

Total Effects in Income Statements: Debit (Credit)	254	248

Total Effects in Equity: Debit (Credit) to Reserves (*)	3	(5)

26.2.2. Commitments abroad:

The main post-employment commitments with defined benefits with employees abroad correspond to those in Mexico, Portugal and the United States, which jointly represent 95% of the total commitments with employees abroad as of June 30, 2011, and 24% of the total commitments with employees in the BBVA Group as a whole as of June 30, 2011 (95% and 22%, respectively, as of December 31, 2010). Those commitments are not available for new employees.

As of June 30, 2011 and December 31, 2010 the breakdown by country of the various commitments with employees of the BBVA Group abroad was as follows:

	Millions of Euros
	Commitments		Plan Assets		Net Commitments
Post-Employment Commitments Abroad	June 2011	December 2010	June 2011	December 2010	June 2011	December 2010
Pension Commitments
Mexico	503	508	540	519	(37)	(11)
Portugal	311	288	308	290	3	(2)
The United States	220	236	211	191	9	45
Rest of countries	67	90	44	52	23	38

Subtotal	1,101	1,122	1,103	1,052	(2)	70

Post-Employment Welfare Benefits
Mexico	782	766	753	620	29	146
Portugal	—	—	—	—	—	—
The United States	—	—	—	—	—	—
Rest of countries	44	11	(4)	—	48	11

Subtotal	826	777	749	620	77	157

Total	1,927	1,899	1,852	1,672	75	227

The changes in the net post-employment commitments with employees abroad in the six months ended June 30, 2011 and 2010 were as follows:

	Millions of Euros
Net Commitments Abroad: Changes in six months ended June 30, 2011	Mexico	Portugal	United States	Rest of Countries	Total Abroad
Balance at the Beginning	135	(2)	45	49	227

Interest cost	55	8	6	3	72
Expected return on plan assets	(47)	(6)	(7)	—	(60)
Current service cost	16	1	2	—	19
Cost for early retirements	—	—	—	—	—
Past service cost or changes in the plan	—	—	—	—	—
Benefits paid in the period	—	—	—	—	—
Acquisitions and divestitures	—	—	—	—	—
Effect of curtailments and settlements	—	—	—	—	—
Contributions in the period	(164)	(20)	(30)	—	(214)
Actuarial gains and losses	—	—	—	—	—
Exchange differences	(3)	—	(3)	—	(6)
Other changes	—	22	(4)	20	37

Balance at the End	(8)	3	9	72	75

	Millions of Euros
Net Commitments Abroad: Changes in the six month ended June 30, 2010	Mexico	Portugal	United States	Rest of Countries	Total Abroad
Balance at the Beginning	143	1	32	48	224

Interest cost	47	8	6	5	66
Expected return on plan assets	(43)	(6)	(6)	(4)	(59)
Current service cost	12	2	2	1	17
Cost for early retirements	—	—	—	—	—
Past service cost or changes in the plan	—	—	—	—	—
Benefits paid in the period	—	—	—	—	—
Acquisitions and divestitures	—	—	—	—	—
Effect of curtailments and settlements	—	—	—	—	—
Contributions in the period	(120)	—	(7)	(7)	(134)
Actuarial gains and losses	—	—	—	—	—
Exchange differences	29	—	6	5	40
Other changes	—	—	1	—	1

Balance at the End	68	5	34	48	155

In the tables above, “Benefits paid in the period” are presented net, as the difference between commitments and plan assets for the same amount. These payments corresponding to the six months ended June 30, 2011, amounted to €28 million in Mexico, €8 million in Portugal and €3 million in the United States.

The net charges recognized in the accompanying consolidated income statement and under the heading “Reserves” of the accompanying consolidated balance sheets (see Note 2.2.12) of the BBVA Group for commitments to post-employment benefits abroad are as follows:

	Millions of Euros
Commitments with employees Abroad: Income Statements and Equity Effects.	June 2011	June 2010
Interest and similar expenses	12	7
Personnel expenses	20	17
Provisions (net)	—	—

Total Effects in Income Statements: Debit (Credit)	32	24

Total Effects in Equity: Debit (Credit) to Reserves	—	—

•	Commitments with employees in Mexico:

In Mexico, the main actuarial assumptions used in quantifying the commitments with employees as of June 30, 2011, and December 31, 2010, were as follows:

Post-Employment Actuarial Assumptions in Mexico	June 2011	December 2010
Mortality tables	EMSSA 97	EMSSA 97
Discount rate (cumulative annual)	8.75%	8.75%
Consumer price index (cumulative annual)	3.75%	3.75%
Medical cost trend rate	6.75%	6.75%
Expected rate of return on plan assets	9.00%	9.00%

As of June 30, 2011 and December 31, 2010, the plan assets covering these obligations correspond entirely to fixed-income securities.

•	Pension Commitments in Portugal:

In Portugal, the main actuarial assumptions used in quantifying the commitments with employees as of June 30, 2011, and December 31, 2010, were as follows:

Post-Employment Actuarial Assumptions in Portugal	June 2011	December 2010
Mortality tables	TV 88/90	TV 88/90
Discount rate (cumulative annual)	5.35%	5.35%
Consumer price index (cumulative annual)	1.75%	1.75%
Salary growth rate (cumulative annual)	2.75%	2.75%
Expected rate of return on plan assets	4.40%	4.40%

As of June 30, 2011 and December 31, 2010, the plan assets covering these obligations correspond almost entirely to fixed-income securities.

•	Pension commitments in the United States:

In the United States, the main actuarial assumptions used in quantifying the commitments with employees as of June 30, 2011, and December 31, 2010, were as follows:

Post-Employment Actuarial Assumptions in the United States	June 2011	December 2010
Mortality tables	RP 2000 Projected	RP 2000 Projected
Discount rate (cumulative annual)	5.44%	5.44%
Consumer price index (cumulative annual)	2.50%	2.50%
Salary growth rate (cumulative annual)	3.50%	3.50%
Expected rate of return on plan assets	7.50%	7.50%

As of June 30, 2011 and December 31, 2010, the plan assets covering these obligations were invested in both fixed-income (approximately 77%) and equity securities.

26.2.3 Estimated future payments for commitments with employees in the BBVA Group

The estimated benefit payments in millions of euros over the next years for all the companies in Spain, Mexico, Portugal and the United States are as follows:

	Millions of Euros
Expected Future Benefits for Post-Employment Commitments	2012	2013	2014	2015	2016-2020
Commitments Spain	734	688	637	580	1,939
Of which early retirement Spain	541	497	448	392	1,043
Commitments Mexico	59	61	65	70	441
Commitments Portugal	17	17	17	17	84
Commitments The United States	9	10	11	12	72

Total	819	776	730	679	2,536

27. Common stock

As of June 30, 2011, BBVA’s share capital amounted to €2,230,285,259.30, divided into 4,551,602,570 fully subscribed and paid-up registered shares, all of the same class and series, at €0.49 par value each, represented through book-entry accounts.

All BBVA shares carry the same voting and dividend rights and no single stockholder enjoys special voting rights. There are no shares that do not represent an interest in the Bank’s common stock.

BBVA shares are traded on the continuous market in Spain, as well as on the London and Mexico stock markets. American Depositary Shares (ADSs) traded on the New York Stock Exchange are also traded on the Lima Stock Exchange (Peru), under an exchange agreement between these two markets.

Also, as of June 30, 2011, the shares of BBVA Banco Continental, S.A., Banco Provincial, S.A., BBVA Colombia, S.A., BBVA Chile, S.A., BBVA Banco Francés, S.A. and AFP Provida were listed on their respective local stock markets, the last two also being listed on the New York Stock Exchange. BBVA Banco Frances, S.A. is also listed on the Latin American market of the Madrid Stock Exchange.

As of June 30, 2011, Manuel Jove Capellán owned 5.07% of BBVA common stock through the company Inveravante Inversiones Universales, S.L.

In addition, as of June 30, 2011, Chase Nominees Ltd and State Street Bank and Trust Co., in their capacity as international custodian/depository banks, held 7.22% and 7.11% of BBVA common stock, respectively. From these holdings by the custodian banks, there are no individual shareholders with direct or indirect holdings greater than or equal to 3% of the BBVA common stock, except in the case of the Blackrock Inc. which on February 4, 2010, reported to the Spanish Securities and Exchange Commission (CNMV) that, as a result of the acquisition on December 1, 2009 of the Barclays Global Investors (BGI) business, it had an indirect holding of BBVA common stock totaling 4.45% through Blackrock Investment Management. Likewise, on June 30, 2011, BNP Paribas, Societé Anonyme reported to the Spanish Securities and Exchange Commission (CNMV) that it had a 3.183% holding, of which 3.05% corresponded to the position of the portfolio for the account of third parties.

BBVA is not aware of any direct or indirect interests through which ownership or control of the Bank may be exercised.

BBVA has not been notified of the existence of any agreements between shareholders to regulate the exercise of voting rights at the Bank’s AGMs, or to restrict or place conditions upon the free transferability of BBVA shares. The Bank is also not aware of any agreement that might result in changes in the control of the issuer.

The changes under the “Capital” heading of the accompanying consolidated balance sheets are due to the following capital increases:

•	Six months ended June 30, 2011:

The Bank’s General Shareholders Meeting held on March 11, 2011 agreed, in point 5 of the agenda, to carry out two capital increases under the heading of voluntary reserves within the framework of the new scheme of payment to shareholders called “Option Dividend”, delegating to the Board of Directors, in accordance with article 297.1.a) of the Corporations Act, the power to set the date when such capital increases are to be carried out. The directors have one year from the date of the adoption of the resolution by the General Meeting to perform these capital increases against voluntary reserves.

At the meeting held on March 29, 2011, the Board of Directors of BBVA agreed to carry out the first capital increase against reserves under the terms agreed by the General Shareholders Meeting held on March 11, 2011. Under the terms and conditions for the capital increase, and taking into account the preferences of the shareholders, 60,694,285 ordinary BBVA shares with a par value of €0.49 each were finally issued, with the capital increase amounting to €29,740,199.65.

On April 15, 2011, the negotiation period for free allotment rights for the capital increase agreed upon by the Ordinary General Meeting of Shareholders of BBVA on March 11, 2011 and executed by resolution of the Board of Directors on March 29, 2011 corresponding to the “Option Dividend” program came to an end. In the period established to the effect, bearers of 20.26% of the free allocation rates have exercised the right to acquire said rights assumed by BBVA. Therefore, BBVA has acquired 909,945,425 rights for a total amount of €135,581,868.33. The holders of the remaining 79.74% of the free allocation rates opted to receive new shares. Therefore, the definitive number of ordinary BBVA shares with a par value of €0.49 each that are issued in the capital increase is 60,694,285, with the capital increase amount being €29,740,199.65.

•	2010:

At the meeting held on November 1, 2010, the Board of Directors of BBVA, under the delegation conferred by the General Shareholders Meeting held on March 13, 2009, agreed to a BBVA capital increase the pre-emptive subscription right for former shareholders. This capital increase with the pre-emptive subscription righ was finally carried out for a nominal amount of €364,040,190.36, through the issue and release into circulation of 742,939,164 new ordinary shares with a par value of €0.49 each, of the same class and series as the previously existing ones and represented through book-entry accounts. The subscription price of the new shares was €6.75 per share, of which forty-nine euro cents (€0.49) corresponded to the par value and six euros and twenty-six cents (€6.26) corresponded to the share premium (Note 28), therefore, the total effective amount of the common stock increase was €5,014,839,357.

Other resolutions of General Shareholders Meeting on the issue of shares and other securities

•	Capital Increases

The Bank’s General Shareholders Meeting held on March 11, 2011, in point 6 of the agenda, also resolved to confer authority on the Board of Directors, pursuant to article 297.1.b) of the Corporations Act, to increase capital on one or several occasions, within the legal 5-year period from the date on which the resolution is adopted, up to maximum nominal amount corresponding to 50% of the Company’s common stock subscribed and paid up on the date on which the resolution is adopted, i.e., €1,100,272,529.82. In addition, it was agreed to empower the Board of Directors to exclude the preferred subscription right in such capital increases under the terms of article 506 of the Corporations Act, although this power is limited to a maximum amount corresponding to 20% of the Company’s share capital on the date on which the resolution is passed.

•	Convertible securities

At the AGM held on March 14, 2008 the shareholders resolved to delegate to the Board of Directors for a five-year period the right to issue bonds, convertible and/or exchangeable into Bank shares for a maximum total of €9,000 million. The powers include the right to establish the different aspects and conditions of each issue, including the power to exclude the preferential subscription rights of shareholders in accordance with the Corporations Act (now the Corporations Act), to determine the basis and methods of conversion and to increase capital stock in the amount considered necessary. Under said authorization, the Board of Directors, at its meeting on July 27, 2009, agreed to issue convertible bonds for an amount of €2,000 million, excluding the pre-emptive subscription right (see Note 23.4), as well as to carry out the corresponding share capital increase needed to address the conversion of said convertible bonds. The Board of Directors, at its meeting on June 22, 2011, agreed to convert the entirety of that issue on July 15, 2011 and execute the capital increase agreed by the Board of Directors on July 27, 2009 through the issue of the number of ordinary BBVA shares, with a par value of €0.49 each, needed for such conversion.

•	Other Issues

The AGM held on March 11, 2011 agreed to delegate to the Board of Directors the power to issue, within the maximum legal period of five years, on one or several occasions, directly or through subsidiary companies fully underwritten by the Bank, any kind of debt instruments through debentures, any class of bonds, promissory notes, any class of commercial paper or warrants, mortgage participations, mortgage transfer certificates or preferred securities which may be totally or partially exchangeable for instruments negotiable on secondary markets that the Company or another company may already have issued, or via contracts for difference (CFD), or any other similar nominative or bearer debt securities denominated in euros or in any other currency that can be subscribed in cash or in kind, including mortgage-backed securities with or without the incorporation of rights to the securities (warrants), subordinated or not, with a limited or open-ended term, up to a maximum nominal amount of €250,000 million.

28. Share premium

The amounts under this heading in the accompanying consolidated balance sheets total €17,104 million as of June 30, 2011 and December 31, 2010, respectively.

The amended Spanish Corporation Act expressly permits the use of the share premium balance to increase capital and establishes no specific restrictions as to its use.

29. Reserves

The breakdown of the balance of this heading in the accompanying consolidated balance sheets was as follows:

	Millions of euros
Reserves. Breakdown by concepts	June 2011	December 2010
Legal reserve	440	367
Restricted reserve for retired capital	88	88
Restricted reserve for Parent Company shares	404	456
Restricted reserve for redenomination of capital in euros	2	2
Revaluation Royal Decree-Law 7/1996	30	32
Voluntary reserves	5,966	4,168
Consolidation reserves attributed to the Bank and dependents consolidated companies	10,973	9,247

Total	17,903	14,360

29.1. Legal reserve

Under the amended Corporations Act, 10% of any profit made each year must be transferred to the legal reserve until the balance of this reserve reaches 20% of the share capital. These provisions must be made until the reserve reaches 20% of the share capital. The legal reserve may also be used to increase the share capital in the part exceeding the 10% of the capital already increased. Until the legal reserve exceeds 20% of capital, it can only be used to offset losses, provided that sufficient other reserves are not available for this purpose.

29.2. Restricted reserves

BBVA has recognized a restricted reserve resulting from the reduction of the nominal value of each share in April 2000, and another restricted reserve resulting from the amount of treasury stock held by the Bank at each period-end, as well as by the amount of customer loans outstanding at those dates that were granted for the purchase of, or are secured by, the Bank’s shares. Finally, pursuant to Law 46/1998 on the introduction of the euro, a restricted reserve is recognized as a result of the rounding effect of the redenomination of the share capital in euros.

29.3. Revaluation Royal Decree-Law 7/1996 (Revaluation and Regularization of the Balance Sheet)

Prior to the merger, Banco de Bilbao, S.A. and Banco de Vizcaya, S.A. availed themselves of the legal provisions applicable to the regularization and revaluation of balance sheets. Thus, on December 31, 1996, Banco Bilbao Vizcaya, S.A. revalued its tangible assets pursuant to Royal Decree-Law 7/1996 of June 7 by applying the maximum coefficients authorized, up to the limit of the market value arising from the existing valuations.

Following the review of the balance of the “Revaluation Reserve pursuant to Royal Decree-Law 7/1996”, June 7, account by the tax authorities in 2000, this balance could only be used, free of tax, to offset recognized losses and to increase share capital until January 1, 2007. From that date, the remaining balance of this account can also be allocated to unrestricted reserves, provided that the surplus has been depreciated or the revalued assets have been transferred or derecognized. As of June 30, 2011 and December 31, 2010, the balance of restricted reserves (not yet classified as unrestricted reserves) amounted to €30 million and €32 million, respectively.

29.4. Reserves and losses at consolidated companies

The breakdown, by company or corporate group, of the balance of the item “Reserves” in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Reserves Assigned to the Consolidation Process	June 2011	December 2010
Accumulated reserves (losses)
BBVA, S.A. (Reserves assigned to the holding company)	6,540	4,760
Grupo BBVA Bancomer	5,431	4,306
Grupo Chile	746	540
Grupo BBVA Banco Provincial	711	593
Grupo BBVA Continental	219	183
Grupo BBVA Puerto Rico	10	5
Grupo BBVA USA Bancshares	(878)	(960)
Grupo BBVA Portugal	(211)	(207)
Grupo BBVA Colombia	(44)	(144)
Grupo BBVA Banco Francés	(91)	(113)
BBVA Seguros, S.A.	1,422	1,275
Corporacion General Financiera, S.A.	1,417	1,356
BBVA Luxinvest, S.A.	1,231	1,231
Cidessa Uno, S.L.	929	1,016
Anida Grupo Inmobiliario, S.L.	369	377
BBVA Suiza, S.A.	268	249
Bilbao Vizcaya Holding, S.A.	157	150
BBVA Panamá, S.A.	178	147
BBVA Ireland Public Limited Company	173	144
Compañía de Cartera e Inversiones, S.A.	140	141
Anida Desarrollos Singulares, S.L.	(525)	(299)
Participaciones Arenal, S.L.	(181)	(181)
Anida Operaciones Singulares, S.L.	(235)	(117)
BBVA Propiedad F.I.I.	(194)	(116)
Compañía Chilena de Inversiones, S.L.	(84)	(87)
Finanzia, Banco de Crédito, S.A.	(111)	(49)
Rest	152	105

Subtotal	17,538	14,305

Reserves (losses) of entities accounted for using the equity method:
Grupo CITIC	431	93
Tubos Reunidos, S.A.	51	52
Corp. IBV Participaciones Empresariales, S.A.	2	4
Part. Servired, Sdad.Civil	11	12
Occidental Hoteles Management, S.L.	(72)	(44)
Hestenar, S.L.	(15)	(15)
Rest	(43)	(47)

Subtotal	365	55

Total Reserves	17,903	14,360

For the purpose of allocating the reserves and accumulated losses at the consolidated companies shown in the above table, the transfers of reserves arising from the dividends paid and transactions between these companies are taken into account in the period in which they took place.

As of June 30, 2011 and December 31, 2010, €2,680 million and €2,612 million, respectively, in the individual financial statements of the subsidiaries were restricted reserves.

30. Treasury stock

In the six months ended June 30, 2011 and 2010 the Group companies performed the following transactions with shares issued by the Bank:

	June 2011		June 2010
Treasury Stock	Number of Shares	Millions of Euros	Number of Shares	Millions of Euros
Balance at beginning	58,046,967	552	16,642,054	224

+ Purchases	310,294,256	2,593	416,477,119	4,118
- Sales and other changes	(326,323,613)	(2,745)	(378,396,035)	(3,838)
+/- Derivatives over BBVA shares	—	(46)	—	(11)

Balance at the end	42,017,610	354	54,723,138	493

Of which:	—	—	—	—
Held by BBVA	2,483,144	32	944,223	14
Held by Corporación General Financiera, S.A.	39,533,937	322	53,778,386	479
Held by other subsidiaries	529	—	529	—
Average purchase price in euros	8.36	—	9.89	—
Average selling price in euros	8.49	—	9.74	—
Net gain or losses on transactions (Srockholders’ funds-Reserves)	—	17	—	(107)

The percentage of treasury stock held by the Group in the six months ended June 2011 and 2010 were as follows:

	June 2011		June 2010
Treasury Stock	Min	Max	Min	Max
% treasury stock	0.65%	1.53%	0.35%	2.40%

The number of shares of BBVA accepted in pledge as of June 30, 2011 and December 31, 2010 was as follows:

Shares of BBVA Accepted in Pledge	June 2011	December 2010
Number of shares in pledge	108,424,551	107,180,992
Nominal value	0.49	0.49
% of share capital	2.38%	2.39%

The number of BBVA shares owned by third parties but managed by a company in the Group as of June 30, 2011 and December 31, 2010 was as follows:

Shares of BBVA Owned by Third Parties but Managed by the Group	June 2011	December 2010
Number of shares property of third parties	92,822,447	96,107,765
Nominal value	0.49	0.49
% of share capital	2.04%	2.14%

31. Valuation adjustments

The breakdown of the balance under this heading in the accompanying consolidated balance sheets is as follows:

		Millions of Euros
Valuation Adjustments	Notes	June 2011	December 2010
Available-for-sale financial assets	12.4	125	333
Cash flow hedging		74	49
Hedging of net investments in foreign transactions		(16)	(158)
Exchange differences	2.2.16	(2,576)	(978)
Non-current assets held for sale		—	—
Entities accounted for using the equity method		(203)	(16)
Other valuation adjustments		—	—

Total		(2,596)	(770)

The balances recognized under these headings are presented net of tax.

32. Non-controlling interest

The breakdown, by consolidated company groups, of the balance under the heading “Non-controlling interests” of total equity in the accompanying consolidated balance sheets was as follows:

	Millions of Euros
Non-Controlling Interest	June 2011	December 2010
BBVA Colombia Group	36	36
BBVA Chile Group	405	375
BBVA Banco Continental Group	426	501
BBVA Banco Provincial Group	518	431
BBVA Banco Francés Group	133	161
Other companies	44	52

Total	1,562	1,556

These amounts are broken down by consolidated company under the heading “Net income attributed to non-controlling interests” in the accompanying consolidated income statements:

	Millions of Euros
Net Income attributed to Non-Controlling Interests	June 2011	June 2010
BBVA Colombia Group	4	4
BBVA Chile Group	59	45
BBVA Banco Continental Group	71	70
BBVA Banco Provincial Group	86	45
BBVA Banco Francés Group	24	16
Other companies	2	3

Total	246	183

33. Capital Base and Capital Management

•	Capital base

Bank of Spain Circular 3/2008, of May 22, 2008, amended by Circular 9/2010 of December 22, 2010, on the calculation and control of minimum capital base requirements, and subsequent amendments, regulates the minimum capital base requirements for Spanish credit institutions –both as individual entities and as consolidated groups– and how to calculate them, as well as the various internal capital adequacy assessment processes they should have in place and the information they should disclose to the market.

Circular 3/2008 and subsequent amendments implement Spanish legislation on capital base and consolidated supervision of financial institutions, as well as adapt Spanish law to the relevant European Union Directives, in compliance with the Accord by the Basel Committee on Banking Supervision (Basel II).

The minimum capital base requirements established by Circular 3/2008 and subsequent amendments are calculated according to the Group’s exposure to credit and dilution risk, counterparty and liquidity risk relating to the trading portfolio, exchange rate risk and operational risk. In addition, the Group must fulfill the risk concentration limits established in said Circular and the internal Corporate Governance obligations.

In addition to the provisions set out in Circular 3/2008 and subsequent amendments, Spanish financial groups and entities must meet the capital requirements established by Royal Decree-Law 2/2011, dated February 18, for the strengthening of the Spanish financial system. This regulation establishes a new minimum requirement which is more restrictive than the one set out in the aforementioned Circular, in terms of core capital on risk-weighted assets, of 8% or 10%, as appropriate. This obligation came into effect on March 10, 2011 and the BBVA Group has been able to fulfill this requirement without having to take special measures.

Within the framework of the Agreement of the Basel Committee on Banking Supervision (Basel II), the changes approved in Europe and known as CRD II (Directives 2009/111, 2009/27 and 2009/83) are in a very advanced stage of transposition into Spanish law. Circular 9/2010, which amended Circular 3/2008, incorporated some of these changes. The regulatory adaptation has continued this year, with Act 6/2011 and Royal Decree 771/2011, dated June 3. This transposition process will be completed with the forthcoming publication of a new Bank of Spain Circular.

The BBVA Group is adapting to all these regulatory changes and is also preparing for the major changes that will take place in the regulatory framework for financial institution solvency in 2013, as regards the capital framework for both banks (known as Basel III) and insurance companies (Solvency II).

As of June 30, 2011 and December 31, 2010, the Group’s capital exceeded the minimum capital base level required by regulations in force on each date as shown below:

	Millions of Euros
Capital Base	June 2011(*)	December 2010
Basic equity	32,761	34,343
Common Stock	2,230	2,201
Parent company reserves	30,608	28,738
Reserves in consolidated companies	1,748	1,720
Non-controlling interests	1,432	1,325
Other equity instruments	7,114	7,164
Deductions (Goodwill and others)	(11,860)	(10,331)
Attributed net income (less dividends)	1,489	3,526
Additional equity	7,092	7,472
Other deductions	(4,904)	(4,477)
Additional equity due to mixed group (**)	1,275	1,291

Total Equity	36,224	38,629

Minimum equity required	26,033	25,066

(*)	Provisional data.
(**)	Mainly insurance companies in the Group.

Conversion of the entirety of the mandatory convertible subordinated bonds and with early conversion options for the issuer (“Convertible Bonds”), issued by BBVA on September 30, 2009 for a nominal amount of €2,000 million and converted into shares in July 2011 (see Note 59), has no implication in terms of calculating the Group’ capital, since those Convertible Bonds are already considered as eligible within the basic equity from the date on which they were effectively subscribed and paid-up.

New stress tests have been conducted in recent months on 91 European financial institutions, coordinated by the European Banking Authority (EBA), in cooperation with the European Central Bank (ECB), the European Commission and the European Systemic Risk Board (ESRB). The results released on July 15, 2011, show that the BBVA Group is one of the European institutions that would best maintain its current solvency levels, even in the most adverse scenario that incorporates the additional impact of a possible sovereign risk crisis and a substantial reduction in the valuation of the real estate assets.

•	Capital management

Capital management in the Group has a twofold aim: to preserve the level of capitalization, in accordance with the business objectives in all the countries in which it operates; and, at the same time, to maximize the return on shareholders’ funds through the efficient allocation of capital to the different units, good management of the balance sheet and appropriate use of the various instruments forming the basis of the Group’s equity: stock, preferential stock and subordinate debt.

This capital management is carried out in accordance with the criteria of the Bank of Spain Circular 3/2008 and subsequent amendments both in terms of determining the capital base and the solvency ratios. This regulation allows each entity to apply its own internal ratings based (IRB) approach to risk and capital management.

The Group carries out an integrated management of these risks, in accordance with its internal policies (see Note 7) and its internal capital estimation model has received the Bank of Spain’s approval for certain portfolios.

Capital is allocated to each business area (see Note 6) according to economic risk capital (ERC) criteria, which are based on the concept of unexpected loss with a specific confidence level, as a function of a solvency target determined by the Group. This target is established at two levels: Core equity: which determines the allocated capital and serves as a reference to calculate the return generated on equity (ROE) by each business; and total capital, which determines the additional allocation in terms of subordinate debt and preferred securities.

Because of its sensitivity to risk, ERC is an element linked to policies for managing the actual businesses. The procedure provides a harmonized basis for assigning capital to businesses according to the risks incurred and makes it easier to compare returns. The calculation of the CaR combines credit risk, market risk, structural risk associated with the balance sheet equity positions, operational risk, fixed assets risks and technical risks in the case of insurance companies. These calculations are carried out using internal models that have been defined following the guidelines and requirements established under the Basel II Capital Accord, with economic criteria prevailing over regulatory ones.

34. Financial guarantees and drawable by third parties

The breakdown of the balances of these items as of June 30, 2011 and December 31, 2010 was as follows:

	Millions of Euros
Financial Guarantees and Drawable by Third Parties	June 2011	December 2010
Contingent Exposures
Collateral, bank guarantees and indemnities	28,795	28,092
Rediscounts, endorsements and acceptances	97	49
Rest	7,468	8,300

Total	36,360	36,441

Contingent Commitments
Drawable by third parties:	90,768	86,790
Credit institutions	2,513	2,303
Government and other government agency	2,617	4,135
Other resident sectors	27,934	27,201
Non-resident sector	57,704	53,151
Other commitments	5,522	3,784

Total	96,290	90,574

Since a significant portion of these amounts will reach maturity without any payment obligation materializing for the consolidated companies, the aggregate balance of these commitments cannot be considered as an actual future requirement for financing or liquidity to be provided by the Group to third parties.

In the six months ended June 2011 and 2010 no issuances of debt securities carried out by associate entities, jointly controlled entities (accounted for using the equity method) or non-Group entities have been guaranteed.

35. Assets assigned to other own and third-party obligations

In addition to those mentioned in other Notes in the accompanying consolidated financial statements as of June 30, 2011 and December 31, 2010, (see Notes 13 and 26), the assets of consolidated entities that guaranteed their own securities amounted to €73,357 million and €81,631 million, respectively. These amounts correspond primarily to the issue of long-term mortgage-backed securities (Note 23.4 and Appendix X), which pursuant to the Mortgage Market Act are considered suitable as third-party collateral.

As of June 30, 2011 and December 31, 2010, none of the Group’s assets were linked to any additional third-party obligations apart from those described in the various Explanatory notes to these accompanying consolidated financial statements.

36. Other contingent assets and liabilities

As of June 30, 2011 and December 31, 2010, there were no significant contingent assets or liabilities registered.

37. Purchase and sale commitments and future payment obligations

The breakdown of sale and purchase commitments of the BBVA Group as of June 30, 2011 and December 31, 2010 was as follows:

	Millions of Euros
Purchase and Sale Commitments	June 2011	December 2010
Financial instruments sold with repurchase commitments	52,290	40,323
Financial instruments purchased with resale commitments	6,124	8,693

Below is a breakdown of the maturity of other future payment obligations due later than June 30, 2011:

	Millions of Euros
Maturity of Future Payment Obligations	Up to 1 Year	1 to 3 Years	3 to 5 Years	Over 5 Years	Total
Finance leases	—	—	—	—	—
Operating leases	5	53	16	74	149
Purchase commitments	29	—	—	—	29
Technology and systems projects	12	—	—	—	12
Other projects	17	—	—	—	17

Total	34	53	16	74	178

38. Transactions on behalf of third parties

As of June 30, 2011 and December 31, 2010, the details of the most significant items under this heading were as follows:

	Millions of Euros
Transactions on Behalf of Third Parties	June 2011	December 2010
Financial instruments entrusted by third parties	535,311	534,243
Conditional bills and other securities received for collection	6,952	4,256
Securities received in credit	1,381	999

As of June 30, 2011 and December 31, 2010, off-balance sheet customer funds were as follows:

	Millions of Euros
Off-Balance Sheet Customer Funds by Type	June 2011	December 2010
Mutual funds	45,888	41,006
Pension funds	70,985	72,598
Customer portfolios	25,434	25,435

Total	142,307	139,039

39. Interest, income and similar expenses

39.1. Interest and similar income

The breakdown of the most significant interest and similar income earned in the accompanying consolidated income statement is as follows:

	Millions of Euros
Interest and Similar Income. Breakdown by Origin.	June 2011	June 2010
Central Banks	129	115
Loans and advances to credit institutions	252	196
Loans and advances to customers	8,921	7,835
Government and other government agency	343	219
Resident sector	2,995	2,960
Non resident sector	5,583	4,656
Debt securities	1,632	1,556
Held for trading	548	654
Available-for-sale financial assets and held-to-madurity investments	1,084	902
Rectification of income as a result of hedging transactions	(94)	82
Insurance activity	467	498
Other income	194	175

Total	11,501	10,457

The breakdown of the balance of this heading in the accompanying consolidated income statements by geographical area is as follows:

	Millions of Euros
Interest and Similar Income. Breakdown by Geographical Area	June 2011	June 2010
Domestic market	4,834	4,494
Foreign	6,667	5,963
European Union	146	368
Rest of OECD	4,057	3,659
Rest of countries	2,464	1,936

Total	11,501	10,457

Of which:
BBVA, S.A.
Domestic market	4,290	4,157
Foreign	260	268
European Union	142	143
Rest of OECD	24	29
Rest of countries	94	96

Total	4,550	4,425

The amounts recognized in consolidated equity in both periods in connection with hedging derivatives and the amounts derecognized from consolidated equity and taken to the consolidated income statement for said years are disclosed in the accompanying consolidated statements of recognized income and expenses.

The following table shows the adjustments in income resulting from hedge accounting, broken down by type of hedge.

	Millions of Euros
Adjustments in Income Resulting from Hedge Accounting	June 2011	June 2010
Cash flow hedging	29	142
Fair value hedging	(123)	(60)

Total	(94)	82

39.2. Interest and similar expenses

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

	Millions of Euros
Interest and Similar Expenses. Breakdown by Origin	June 2011	June 2010
Bank of Spain and other central banks	46	92
Deposits from credit institutions	681	514
Customers deposits	2,580	1,500
Debt certificates	1,400	1,141
Subordinated liabilities	366	603
Rectification of expenses as a result of hedging transactions	(603)	(860)
Cost attributable to pension funds (Note 26)	132	134
Insurance activity	321	348
Other charges	189	48

Total	5,112	3,520

The following table shows the adjustments in expenses resulting from hedge accounting, broken down by type of hedge:

	Millions of Euros
Adjustments in Expenses Resulting from Hedge Accounting	June 2011	June 2010
Cash flow hedging	1	1
Fair value hedging	(604)	(861)

TOTAL	(603)	(860)

39.3. Averages return on investments and average borrowing cost

The detail of the average return on investments in the six months ended June 30, 2011 and 2010 was as follows:

	Millions of Euros
	June 2011			June 2010
ASSETS	Average Balances	Interest and Similar Income	Interest Rates (%)	Average Balances	Interest and Similar Income	Interest Rates (%)
Cash and balances with central banks	20,381	129	1.27	19,703	115	1.17
Securities portfolio and derivatives	136,002	2,026	3.00	147,811	1,992	2.72
Loans and advances to credit institutions	27,565	314	2.30	25,965	241	1.87
Loans and advances to customers	339,229	8,963	5.33	329,782	8,027	4.91
Euros	220,969	3,594	3.28	218,686	3,546	3.27
Foreign currency	118,260	5,369	9.16	111,096	4,481	8.13
Other assets	34,958	70	0.40	31,268	82	0.53

ASSETS/INTEREST AND SIMILAR INCOME	558,135	11,501	4.16	554,529	10,457	3.80

The average borrowing cost in the six months ended June 30, 2011 and 2010 was as follows:

	Millions of Euros
	June 2011			June 2010
LIABILITIES	Average Balances	Interest and Similar Expenses	Interest Rates (%)	Average Balances	Interest and Similar Expenses	Interest Rates (%)
Deposits from central banks and credit institutions	69,895	900	2.60	81,772	732	1.81
Customer deposits	276,723	2,623	1.91	254,795	1,463	1.16
Euros	152,589	1,127	1.49	111,098	365	0.66
Foreign currency	124,134	1,496	2.43	143,696	1,098	1.54
Debt certificates and subordinated liabilities	112,724	1,236	2.21	123,896	1,138	1.85
Other liabilities	60,982	353	1.17	62,291	186	0.60
Equity	37,811	—	—	31,775	—	—

LIABILITIES+EQUITY/INTEREST AND SIMILAR EXPENSES	558,135	5,112	1.85	554,529	3,520	1.28

The change in the balance under the headings “Interest and similar income” and “Interest and similar expenses” in the accompanying consolidated income statements is the result of changing prices (price effect) and changing volume of activity (volume effect), as can be seen below:

	Millions of Euros
	June 2011 /2010			June 2010 /2009
Interest Income and Expense and Similar Items. Change in the Balance	Volume Effect (1)	Price Effect (2)	Total Effect	Volume Effect (1)	Price Effect (2)	Total Effect
Cash and balances with central banks	4	10	14	16	(52)	(36)
Securities portfolio and derivatives	(159)	193	34	220	(398)	(178)
Loans and advances to credit institutions	15	58	73	(26)	(173)	(199)
Loans and advances to customers	230	706	936	(115)	(1,939)	(2,054)
Euros	37	11	48	(135)	(1,643)	(1,778)
Foreign currency	289	599	888	82	(358)	(276)
Other assets	10	(22)	(12)	—	13	13

INTEREST AND SIMILAR INCOME	68	976	1,044	217	(2,671)	(2,454)

Deposits from central banks and credit institutions	(106)	274	167	177	(761)	(584)
Customer deposits	126	1,034	1,160	67	(1,149)	(1,082)
Euros	136	625	761	(44)	(489)	(533)
Foreign currency	(149)	548	399	154	(703)	(549)
Debt certificates and subordinated liabilities	(103)	201	98	11	(793)	(782)
Other liabilities	(4)	171	167	—	(85)	(85)

INTEREST AND SIMILAR EXPENSES	23	1,569	1,592	102	(2,635)	(2,533)

NET INTEREST INCOME			(548)			79

(1)	The volume effect is calculated as the result of the interest rate of the initial period multiplied by the difference between the average balances of both periods.
(2)	The price effect is calculated as the result of the average balance of the last period multiplied by the difference between the interest rates of both periods.

40. Dividend income

The balances for this heading in the accompanying consolidated income statements correspond to dividends on shares and capital instruments other than those from shares in entities accounted for using the equity method (see Note 41), as can be seen in the breakdown below:

	Millions of Euros
Dividend Income	June 2011	June 2010
Dividends from:
Financial assets held for trading	63	70
Available-for-sale financial assets	219	187

Total	282	257

41. Share of profit or loss of entities accounted for using the equity method

The breakdown of the share of profit or loss of entities accounted for using the equity method in the accompanying consolidated income statements is as follows:

	Millions of Euros
Investments in Entities Accounted for Using the Equity Method	June 2011	June 2010
CITIC Group	256	136
Corporación IBV Participaciones Empresariales, S.A.	1	5
Tubos Reunidos, S.A.	—	—
Occidental Hoteles Management, S.L.	(11)	(4)
Hestenar, S.L.
Las Pedrazas Golf, S.L.
Servired Española de Medios de Pago, S.A.	1	8
Rest	(4)	6

Total	243	151

42. Fee and commission income

The breakdown of the balance under this heading in the accompanying consolidated income statements was as follows:

	Millions of Euros
Fee and Commission Income	June 2011	June 2010
Commitment fees	60	71
Contingent liabilities	154	142
Letters of credit	27	22
Bank and other guarantees	127	120
Arising from exchange of foreign currencies and banknotes	15	7
Collection and payment services	1,261	1,241
Securities services	835	820
Counselling on and management of one-off transactions	6	4
Financial and similar counselling services	32	28
Factoring transactions	17	14
Non-banking financial products sales	51	52
Other fees and commissions	314	299

Total	2,745	2,678

43. Fee and commission expenses

The breakdown of the balance under this heading in the accompanying consolidated income statements was as follows:

	Millions of Euros
Fee and Commission Expenses	June 2011	June 2010
Brokerage fees on lending and deposit transactions	2	2
Fees and commissions assigned to third parties	322	276
Other fees and commissions	140	128

Total	464	406

44. Net gains (losses) on financial assets and liabilities

The breakdown of the balance under this heading in the accompanying consolidated income statements was as follows:

	Millions of Euros
Gains (Losses) on Financial Assets and Liabilities (Net)	June 2011	June 2010
Financial assets held for trading	669	490
Other financial assets designated at fair value through profit or loss	15	18
Other financial instruments not designated at fair value through profit or loss	45	559
Available-for-sale financial assets	99	533
Loans and receivables	21	15
Rest	(73)	11

Total	729	1,067

The balance under this heading in the accompanying consolidated income statements, broken down by the nature of the financial instruments, is as follows:

	Millions of Euros
Gains (Losses) on Financial Assets and Liabilities (Net) Breakdown by Nature of the Financial Instrument	June 2011	June 2010
Debt instruments	409	500
Equity instruments	536	(551)
Loans and advances to customers	21	16
Derivatives	(249)	1,069
Customer deposits	—	—
Rest	12	33

Total	729	1,067

The breakdown of the balance of the impact of the derivatives (trading and hedging) on this heading in the accompanying consolidated income statements was as follows:

	Millions of Euros
Derivatives Trading and Hedging	June 2011	June 2010
Trading derivatives
Interest rate agreements	(35)	332
Security agreements	(285)	688
Commodity agreements	6	(20)
Credit derivative agreements	(47)	(47)
Foreign-exchange agreements	171	123
Other agreements	2	(1)

Subtotal	(188)	1,075

Hedging Derivatives Ineffectiveness
Fair value hedging	(61)	(5)
Hedging derivative	(486)	666
Hedged item	425	(671)
Cash flow hedging	—	(1)

Subtotal	(61)	(6)

Total	(249)	1,069

In addition, in the six months ended June 30, 2011 and 2010, positive €87 million and negative €187 million, respectively, have been recognized under the heading “Net Exchange differences” in the accompanying consolidated income statements, through foreign exchange trading derivatives.

45. Other operating income and expenses

The breakdown of the balance under the heading “Other operating income” in the accompanying consolidated income statements was as follows:

	Millions of Euros
Other Operating Income	June 2011	June 2010
Income on insurance and reinsurance contracts	1,618	1,324
Financial income from non-financial services	277	296
Of which:
Real estate agencies	52	28
Rest of other operating income	133	151
Of which:
Net operating profit from rented buildings	26	30

Total	2,028	1,771

The breakdown of the balance under the heading “Other operating expense” in the accompanying consolidated income statements was as follows:

	Millions of Euros
Other Operating Expenses	June 2011	June 2010
Expenses on insurance and reinsurance contracts	1,179	942
Change in inventories	113	259
Of which:
Real estate agencies	44	57
Rest of other operating expenses	594	430
Of which:
Contributions to guaranted banks deposits funds	219	175

Total	1,886	1,631

46. Administrative costs

46.1 Personnel expenses

The breakdown of the balance under this heading in the accompanying consolidated income statements was as follows:

		Millions of Euros
Personnel Expenses	Notes	June 2011	June 2010
Wages and salaries		1,982	1,821
Social security costs		310	281
Defined-benefit plan expense	26.2	27	21
Defined-contribution plan expense	26.1	38	39
Other personnel expenses		225	202

Total		2,582	2,364

The breakdown of the average number of employees in the Group in the six months ended June 30, 2011 and 2010, by professional categories and geographical areas, was as follows:

	Average Number of Employees
Average Number of Employees by Geographical Areas	June 2011	June 2010
Spanish banks
Executive managers	1,107	1,072
Other line personnel	20,973	20,811
Clerical staff	4,556	4,731
Branches abroad	779	635

Subtotal	27,415	27,249

Companies abroad
Mexico	26,614	26,556
Venezuela	5,432	5,690
Argentina	4,624	4,098
Colombia	4,374	4,305
Peru	4,700	4,289
United States	11,395	11,001
Other	5,504	4,647

Subtotal	62,643	60,586

Pension fund managers	6,637	5,231
Other non-banking companies	12,033	10,759

Total	108,728	103,825

The breakdown of the average number of employees in the Group in the six months ended June 30, 2011 and 2010, by gender, was as follows:

Average Number of Employees	June 2011		June 2010
Breakdown by Gender	Male	Female	Male	Female
Average Number of Employees BBVA Group	52,265	56,463	50,237	53,588
Of which:
BBVA, S.A.	15,605	11,412	15,608	11,181

The breakdown of the average number of employees in the Group as of June 30, 2011 and December 31, 2010, by categories and gender, was as follows:

	June 2011		June 2010
Number of Employees	Male	Female	Male	Female
Executive managers	1,730	350	1,683	337
Other line personnel	24,291	20,640	23,493	19,351
Clerical staff	26,545	36,099	25,385	34,123

Total	52,566	57,089	50,561	53,811

46.1.1 BBVA Group general remuneration policy

The BBVA Group considers their remuneration policy to be a key element in value creation. The Group uses an advanced remuneration scheme based on the reciprocal generation of value for employees and for the Group that is in line with the interests of the shareholders.

This system is subject to a constant process of progress and improvement that enables the Group to incorporate those elements it believes necessary at any given time to align it with best international practices and applicable regulations into its policy.

The Group’s remuneration policy is structured in a way that takes into consideration the context of the situation and income of the entity. It also includes the following elements:

•	Fixed remuneration based on the level of responsibility which accounts for a significant part of the total compensation.

•	Variable remuneration linked to the successful accomplishment of previously-defined objectives and prudent management of risks.

In this general framework, BBVA has established a series of principles to be applied specifically to the group of individuals carrying out professional activities that significantly affect the entity’s risk profile or exercise supervisory functions, such as.

•

In the total remuneration, the fixed and variable components are duly balanced, and the fixed component shall be sufficient to allow the variable remuneration elements to be designed in a flexible manner.

•

In the case of employees who carry out supervisory functions, their variable remuneration will depend more heavily on the objectives related to their functions, by favoring their independence in terms of the business areas they supervise.

•	The variable remuneration scheme seeks a balance between the amounts to receive in case and in shares or financial instruments.

•	The payments of a part of the total variable remuneration shall be deferred.

•	Clauses shall be established that may limit or impede, in certain cases, the receipt of part of the outstanding deferred variable remuneration.

46.1.2. Equity-instrument-based employee remuneration

Within the remuneration policy established for its executive team, BBVA has a variable remuneration scheme based on the issue of Bank shares provided through several types of programs. The beneficiaries of these programs are the members of the Group’s executive team, including executive directors and the BBVA’s Management Committee members (see Note 56).

Until the year 2010, this variable remuneration scheme in shares was instrumented through medium- and long-term programs. These consist of allocating individuals theoretical shares (“units”) that at the end of each program were converted into real BBVA shares, provided certain initially established conditions are met, with the number depending on a scale linked to an indicator of value generation for the shareholder, and dependent on the individual performing well during the period the program is in operation. Currently, only the 2010-2011 multi-year variable remuneration plan for the BBVA management team, which ends on December 31, 2011, and the BBVA Compass long-term incentive plan, which ends on December 31, 2011 and 2012, are in effect.

At the conclusion of the 2010-2011 multi-year variable remuneration program, the final number of shares to be granted will be equal to the result of multiplying the initial number of assigned “units” by a coefficient on a scale of between 0 and 2, which is linked to the movement of the Total Shareholders Return (TSR) indicator. This indicator measures the return on investment for shareholders as the sum of the revaluation of the Bank’s shares plus dividends or other similar concepts during the period of each program/plan by comparing the movement of this indicator for a group of banks of reference in Europe and the United States.

In 2011, a new program called the “Executive Team Incentive” was implemented. It consists of allocating individuals theoretical shares that are converted at the end of the year, provided that the initially established conditions are met, into a number of BBVA shares based on the scales associated to the indicators established for 2011. Said indicators are based on the generation of value for the shareholder.

In 2011, the established indicators are Total Shareholder Return (TSR) measured through the comparison of the evolution of said indicator with respect to a group of reference banks in Europe and the United States, the Group’s attributable profit and the Group’s recurrent Economic Profit (EP). Each indicator has a scale from 0 to 2 based on the level attained. The weight assigned to each indicator will be 50% in the case of TSR and 25% for each of the other two indicators.

Below are the main features of each of the equity-based remuneration schemes currently in force in the BBVA Group.

Current Variable Share-Based Remuneration Plans for the BBVA Executive Team

•	Multi-year Variable Remuneration Plan 2010-2011

The Bank’s Annual General Meeting on March 12, 2010 approved the 2010-2011 Program, with a completion date of December 31, 2011.

This Program incorporates some restrictions to granting shares to the beneficiaries after the settlement. These shares are available as follows:

•	40 percent of the shares received shall be freely transferable by the beneficiaries at the time of their delivery;

•	30 percent of the shares are transferable a year after the settlement date of the Program; and

•	30 percent are transferable starting two years after the settlement date of the Program.

As of June 30, 2011, the total number of “units” assigned to the beneficiaries of this program was 3,259,765.

•	Executive Team Incentive Program 2011

The Bank’s Annual General Meeting on March 11, 2011 approved the 2011 Program, with a completion date of December 31, 2011.

This Program also incorporates some restrictions to granting shares to the beneficiaries after the settlement. These shares are available as follows:

•	40 percent of the shares received shall be freely transferable by the beneficiaries at the time of their delivery;

•	30 percent of the shares are transferable a year after the settlement date of the Program; and

•	30 percent are transferable starting two years after the settlement date of the Program.

As of June 30, 2011, the total number of “units” assigned to the beneficiaries of this program was 6,586,763.

BBVA Compass long-term incentive plan

The Remuneration Committee of BBVA Compass has approved various long-term remuneration plans with BBVA shares for members of the management team and key employees of BBVA Compass and its affiliates.

Currently, BBVA Compass is operating the following plans:

•	2009-2011 plan

On November 27, 2009, the Remuneration Committee of BBVA Compass agreed to increase the number of ADS in the existing plan and set up a new plan for the 2009-2011 period, with a completion date of December 31, 2011.

This plan consists of granting “units” or theoretical shares to management staff (as described at the start of this section on remuneration based on equity instruments and the delivery of “restricted share units” to other plan beneficiaries.

•	2010-2012 Plan

In May 2010, the Remuneration Committee of BBVA Compass approved a new long-term share-based remuneration plan solely for members of the executive team of BBVA Compass and its affiliates, for the 2010-2012 period, with the completion date on December 31, 2012.

As of June 30, 2011, the total number of “units” and “restricted share units” assigned to the beneficiaries of these two plans was 1,502,115.

During the period of operation of each of the schemes mentioned above, the sum of the commitment to be accounted for at the date of the accompanying consolidated financial statements was obtained by multiplying the number of “units” assigned by the expected share price and the expected value of the coefficient, both estimated at the date of the entry into force of each of the schemes.

The cost of these programs/plans is broken up throughout their operational life. The expense associated in the six months ended June 30, 2011 and 2010 for those programs/plans reached $32 million and €14 million, respectively. It is recognized under the heading “Personnel expenses – Other personnel expenses” in the accompanying consolidated income statements, and a balancing entry has been made under the heading “Shareholders’ funds – Other equity instruments” in the accompanying consolidated balance sheets, net of tax effect.

46.2 General and administrative expenses

The breakdown of the balance under this heading in the accompanying consolidated income statements:

	Millions of Euros
General and Administrative Expenses	June 2011	June 2010
Technology and systems	305	292
Communications	149	137
Advertising	189	162
Property, fixtures and materials	422	369
Of which:
Rent expenses (*)	232	194
Taxes	190	145
Other administration expenses	596	546

Total	1,851	1,651

(*)	The consolidated companies do not expect to terminate the lease contracts early.

47. Depreciation and amortization

The breakdown of the balance under this heading in the accompanying consolidated income statements was as follows:

		Millions of Euros
Depreciation and Amortization	Notes	June 2011	June 2010
Tangible assets	19	246	226
For own use		233	215
Investment properties		9	8
Operating lease		4	3
Other Intangible assets	20.2	158	139

Total		404	365

48. Provisions

The net allowances charged to the income statement under the headings “Provisions for pensions and similar obligations”, “Provisions for contingent exposures and commitments”, “Provisions for taxes and other legal contingencies” and “Other provisions” in the accompanying consolidated income statements were as follows:

		Millions of Euros
Provisions (Net)	Notes	June 2011	June 2010
Provisions for pensions and similar obligations	26	160	143
Provisions for contingent exposures and commitments	25	(9)	61
Provisions for taxes and other legal contingencies	25	8	3
Other Provisions	25	75	63

Total		234	270

49. Impairment losses on financial assets (net)

The breakdown of impairment losses on financial assets broken down by the nature of these assets in the accompanying consolidated income statements was as follows:

		Millions of Euros
Impairment Losses on Financial Assets (Net)	Notes	June 2011	June 2010
Available-for-sale financial assets	12	8	69
Debt securities		7	(3)
Other equity instruments		1	72
Held-to-maturity investments	14	—	—
Loans and receivables	7	1,978	2,350
Of which: Recovery of written-off assets		143	111

Total		1,986	2,419

50. Impairment losses on other assets (net)

The breakdown of impairment losses of non-financial assets broken down by the nature of these assets in the accompanying consolidated income statements was as follows:

		Millions of Euros
Impairment Losses on Other Assets (Net)	Notes	June 2011	June 2010
Goodwill	20.1 - 17	—	—
Other intangible assets	20.2	—	—
Tangible assets	19	41	49
For own use		5	7
Investment properties		36	42
Inventories	22	140	129
Rest		3	18

Total		184	196

51. Gains (losses) on derecognized assets not classified as non-current assets held for sale

The breakdown of the balance of this chapter of the accompanying consolidated income statements by the main heading and amounts is as follows

	Millions of Euros
Gains and Losses on Derecognized Assets Not Classified as Non-current Assets Held for Sale	June 2011	June 2010
Gains
Disposal of investments in entities	40	4
Disposal of intangible assets and other	8	14
Losses:
Disposal of investments in entities	(22)	(3)
Disposal of intangible assets and other	(2)	(4)

Total	24	11

52. Gains (losses) in non-current assets held for sale not classified as discontinued operations

The breakdown of the balance of this heading in the accompanying consolidated income statements by the main items and amounts is as follows:

		Millions of Euros
Gains (Losses) in Non-current Assets Held for Sale	Notes	June 2011	June 2010
Gains for real estate		108	107
Impairment of non-current assets held for sale	16	(173)	(83)
Gains on sale of available-for-sale financial assets		—	—

Total		(65)	24

53. Consolidated statement of cash flows

Cash flows from operating activities increased/decreased between January 1 and June 30, 2011 by €8,293 million, compared with the increase of €11,590 million in the January 1 to June 30, 2010 period. The most significant changes occurred in the headings of “Loans and receivables”, “Financial liabilities at amortized cost” and “Available-for-sale financial assets”.

Cash flows from lending activities decreased between January 1 and June 30, 2011 by €5,186 million, compared with the decrease of €6,510 million between January 1 and June 30, 2011. The most significant changes are shown in the line “Subsidiaries and other business units”.

Cash flows from financing activities decreased between January 1 and June 30, 2011 by €337 million, compared with the decrease of €1,570 million between January 1 and June 30, 2011. The most significant changes are shown in the line detailing the acquisition and amortization of own equity instruments.

The table below breaks down the main cash flows related to investing activities as of June 30, 2011 and 2010:

	Millions of Euros
	Cash Flows in Investment Activities
Main Cash Flows in Investing Activities June 2011	Investments (-)	Divestments (+)
Tangible assets	448	—
Intangible assets	583	—
Investments	2	—
Subsidiaries and other business units	4,428	17
Non-current assets held for sale and associated liabilities	354	—
Held-to-maturity investments	—	612
Other settlements related to investment activities	—	—

54. Accountant fees

The details of the fees for the services contracted by the companies of the Group in the six months ended June 30, 2011 with their respective auditors and other audit companies were as follows:

Millions of Euros
Fees for Audits Conducted	June 2010
Audits of the companies audited by firms belonging to the Deloitte worldwide organization and other reports related with the audit	8.5
Other reports required pursuant to applicable legislation and tax regulations issued by the national supervisory bodies of the countries in which the Group operates, reviewed by firms belonging to the Deloitte worldwide organization	1.9
Fees for audits conducted by other firms	—

Other companies in the Group contracted other services (other than audits) as of June 30, 2011, as follows:

Millions of Euros
Other Services Contracted	June 2010
Firms belonging to the Deloitte worldwide organization	0.8
Other firms	9.2

(*)	Including 416,000€ related to fees for tax services.

The services provided by our accountants meet the independence requirements established under Law 44/2002, of 22 November, on Measures Reforming the Financial System and by the Sarbanes-Oxley Act of 2002 adopted by the Securities and Exchange Commission (SEC), accordingly they did not include the performance of any work that is incompatible with the auditing function.

55. Balances arising from transactions with entities of the Group

As financial institutions, BBVA and other companies in the Group engage in transactions with related parties in the normal course of their business. All these transactions are of little relevance and are carried out in normal market conditions.

55.1 Significant transactions with shareholders

As of June 30, 2011, the balances of transactions with significant shareholders (see Note 27) correspond to “Customer deposits”, at €62 million, “Loans and advances to customers”, at €164 million and “Contingent exposures”, at €12 million, all of them in normal market conditions.

55.2 Transactions with BBVA Group

The balances of the main aggregates in the accompanying consolidated balance sheets arising from the transactions carried out by the Group with associates and jointly controlled companies accounted for using the equity method (see Note 2.1), were as follows:

	Millions of Euros
Balances arising from transactions with Entities of the Group	June 2011	June 2010
Assets:
Loans and advances to credit institutions	97	74
Loans and advances to customers	439	486
Liabilities:
Deposits from credit institutions	1	2
Customer deposits	42	91
Debt certificates	12	103
Memorandum accounts:
Contingent exposures	49	37
Contingents commitments	211	330

The balances of the main aggregates in the accompanying consolidated income statements resulting from transactions with associated and jointly controlled entities that consolidated by the equity method, were as follows:

	Millions of Euros
Balances of Income Statement arising from transactions with Entities of the Group	June 2011	June 2010
Income statement:
Financial incomes	6	8
Financial costs	1	1

There are no other material effects in the accompanying consolidated financial statements arising from dealings with these companies, other than the effects arising from using the equity method (see Note 2.1), and from the insurance policies to cover pension or similar commitments (see Note 26).

As of June 30, 2011, the notional amount of the futures transactions arranged by the Group with the main companies mentioned above amounted to €618 million (of which €527 million in 2011 correspond to futures transactions with the CITIC Group).

In addition, as part of its normal activity, the Group has entered into agreements and commitments of various types with shareholders of subsidiaries and associates, which have no material effects on the accompanying consolidated financial statements.

55.3 Transactions with members of the Board of Directors and Management Committee

The information on the remuneration of key personnel (members of the Board of Directors of BBVA, S.A. and senior management) is included in Note 56.

The amount disposed of the loans granted to members of Board of Directors as of June 30, 2011 and December 31, 2010 totaled €21 and €531 thousand, respectively.

The amount disposed of the loans granted as of June 30, 2011 and December 31, 2010 to the Management Committee, excluding the executive directors, amounted to €4,681 and €4,924 thousand, respectively.

As of June 30, 2011 and December 31, 2010, there were no guarantees, finance leases or commercial loans provided on behalf of members of the Bank’s Board of Directors or Management Committee.

The loans granted to parties related to key personnel (the members of the Board of Directors of BBVA and of the Management Committee as mentioned above) as of June 30, 2011 and December 31, 2010 amounted to €25,194 and €28,493 thousand, respectively.

As of June 30, 2011 and December 31, 2010, the guarantees, financial leases and commercial loans to parties related to key personnel amounted to €9,176 and €4,424 thousand, respectively.

55.4 Transactions with other related parties

In the six months ended June 30, 2011 and the year ended December 31, 2010, the Group did not perform any transactions with other related parties that did not belong to the normal course of their business, that was not under market conditions and that was relevant for the equity, income or the financial situation of the BBVA Group.

56. Remuneration of the Board of Directors and members of the Bank’s Management Committee

Remuneration and other benefits of the members of the Board of Directors and members of the Management Committee.

•	Remuneration of non-executive directors

The remuneration paid to individual non-executive directors in the six months ended June 30, 2011 is indicated below, broken down by type of remuneration:

	Thousand of Euros
	Board of Directors	Standing- Executive Committee	Audit Committee	Risk Committee	Appointments Committee	Compensation Committee	Total
Tomás Alfaro Drake	64	—	36	—	51	—	151
Juan Carlos Álvarez Mezquíriz	64	83	—	—	—	21	169
Ramón Bustamante y de la Mora	64	—	36	54	—	—	154
José Antonio Fernández Rivero (1)	64	—	—	107	20	—	191
Ignacio Ferrero Jordi	64	83	—	—	—	21	169
Carlos Loring Martinez de Irujo	64	—	36	—	—	54	154
José Maldonado Ramos	64	28	—	45	20	21	178
Enrique Medina Fernández	64	83	—	54	—	—	201
Jose Luis Palao García-Suelto (2)	54	—	45	9	—	—	107
Susana Rodríguez Vidarte	64	—	36	—	20	21	142

Total (3)	632	278	187	267	112	139	1,617

(1)	Mr. José Antonio Fernández Rivero, apart from the amounts detailed in the table above, also received a total of €326 thousand in early retirement benefit as a former director of BBVA.
(2)	Mr. José Luis Palao García-Suelto was apointed as director of BBVA on February 1st, 2011.
(3)	Mr. Rafael Bermejo Blanco, who resigned as director on March,29 2011, has received in the year 2011 the total amount of €104 thousand as compensation for his membership to the Board of Directors, to the Risks Committee and as President of the Audit Committe

•	Remuneration of executive directors

The remuneration paid to individual executive directors in the six months ended June 30, 2011 is indicated below, broken down by type of remuneration:

	Thousand of Euros
1S2011 Remuneration of Executive Directors	Fixed Remuneration	Variable Remuneration (1)	Total
Chairman and CEO	983	3,011	3,994
President and COO (2)	874	1,889	2,763

Total	1,857	4,900	6,757

(1)	The figures relate to variable remuneration for 2010 paid in 2011.
(2)	It have also been pleased to executive directors during the first half of 2011 compensation in kind for a total set of 26 thousand euros, of which 11 thousand euros correspond to the Chairman and 15 thousand euros to the COO.

•	Remuneration of the members of the Management Committee (*)

The remuneration paid in the six months ended June 30, 2011 to the members of BBVA’s Management Committee amounted to €4,627 thousand in fixed remuneration and €13,206 thousand in variable remuneration accrued in 2010 and paid in 2011.

In addition, the members of the Management Committee received remuneration in kind and other items totaling €233 thousand in the six months ended June 30, 2011.

(*)	This section includes aggregated information on the members of the Management Committee as of June 30, 2011, excluding the executive directors.

•	Variable Share-based Remuneration System

The AGM held on March 11, 2011 approved a new variable share-based remuneration system for the management team of the BBVA Group, including the executive directors and members of the Bank’s Management Committee (hereinafter the “System”).

The system is based on a share-based incentive (the “Incentive”) through the annual assignment to beneficiaries of a number of units which will serve as the basis for calculating the number of ordinary BBVA shares to be awarded in the annual settlement of the Incentive, associated with a number of indicators established at Group level and their weightings.

This System will be applied in 2011, and the following indicators and weightings have been established: (i) the development of the Bank’s total shareholders return (TSR) between January 1 and December 31, 2011, by comparing the movement of this indicator in the same period with a group of banks of reference, which will be given a 50% weighting; (ii) budgetary compliance with the Group’s adjusted recurring economic profit (EP), which will be given a 25% weighting; and (iii) compliance with the Group’s net attributable profit objectives, established in accordance with the Group’s growth plans, which will be given a 25% weighting.

The degree of compliance with each indicator will determine, based on a number of established scales, the obtainment of coefficients between 0 and 2 which, multiplied by the number of units assigned, will provide the number of shares to be given to the beneficiaries on the incentive settlement date, which will take place within the first quarter of 2012.

The number of units assigned to executive directors corresponding to the Incentive for 2011 was 155,000 in the case of the Chairman and 117,000 in the case of the COO. Moreover, the number of units assigned to Management Committee members who held this position as of June 30, 2011, excluding executive directors, was 620,500.

The AGM also agreed on some specific rules applicable to settlement and payment of the annual variable remuneration for 2011 corresponding to the executive directors and members of the Management Committee, as they are included in the group of professionals who carry out activities which have a material impact on the Bank’s risk profile, under which:

•	At least 50% of the total annual variable remuneration will be paid in BBVA shares.

•	Payment of 50%, for variable remuneration in both cash and shares, will be deferred, with the deferred amount being paid over a period of three years (one third each year).

•

All shares awarded under the aforementioned rules will not be available for one year from their award, and this restriction will be applied on the net value of the shares, after deducting the part necessary for the beneficiaries to meet their tax liabilities on the shares received.

In addition, under the aforementioned resolution of the AGM, assumptions have been established which may limit or even prevent payment of the annual variable remuneration deferred and pending payment.

•	Variable share-based remuneration programs for 2009/2010 and 2010/2011

•	2009/2010 program settlement

The 2009/2010 Annual Share-based Remuneration Program approved by the Bank’s AGM on March 13, 2009 (the “2009/2010 Program”) ended on December 31, 2010. This Program was designed for the members of the BBVA management team, including executive directors and members of the Management Committee. Settlement took place during the first quarter of 2011 and, under the conditions established initially, no shares have been awarded to the beneficiaries.

•	2010/2011 program

The Bank’s AGM held on March 12, 2010 approved a Variable Share-based Remuneration Program (the “2010/2011 Program”) for members of the BBVA management team, including the executive directors and members of the Management Committee, which will end on December 31, 2011.

This Program allocates each beneficiary a number of units which will serve as the basis for calculating the number of ordinary BBVA shares to be awarded for settlement. The precise number of shares to be given to each beneficiary of the 2010-2011 Program is determined by multiplying the number of units allocated by a coefficient of between 0 and 2. This coefficient reflects the relative performance of BBVA’s total stockholders return (TSR) during the period 2010-2011 compared with the TSR of a group of banks of reference.

The shares will be given to the beneficiaries, where appropriate, after the settlement of the Program, which will take place before April 15, 2012. These shares are available as follows: (i) 40% of the shares received will be freely transferable by the beneficiaries at the moment they are received; (ii) 30% of the shares received will be transferable one year after the settlement date of the program; and (iii) the remaining 30% will be transferable starting two years after the settlement date of the program.

The number of units assigned to executive directors under this Program was 105,000 in the case of the Chairman and 90,000 in the case of the COO. Moreover, the number of units assigned to Management Committee members who held this position as of June 30, 2011, excluding executive directors, was 385,000.

•	Scheme for remuneration of non-executive directors with deferred distribution of shares

BBVA has a remuneration system with deferred distribution of shares for non-executive directors (the “deferred share distribution system”), approved by the AGM, which is based on the annual allocation to the beneficiaries of a number of theoretical shares equivalent to 20% of the total remuneration received by each in the previous year, using the average of BBVA share closing prices from the 60 trading sessions prior to the dates of the annual general meetings approving the financial statements for each year. The shares will be given to each beneficiary on the date he or she leaves the position of director for any reason except serious breach of duties.

The number of theoretical shares allocated to non-executive director beneficiaries under the deferred share distribution system for 2011, based on the remuneration received in 2010, and the remuneration accumulated as of June 30, 2011, are as follows:

	Theorical Shares assigned in 2011	Accumulated Theorical Shares
Tomás Alfaro Drake	6,144	19,372
Juan Carlos Álvarez Mezquíriz	8,010	47,473
Ramón Bustamante y de la Mora	7,270	45,319
José Antonio Fernández Rivero	8,673	38,814
Ignacio Ferrero Jordi	8,010	48,045
Carlos Loring Martínez de Irujo	7,275	33,098
José Maldonado Ramos	6,733	6,733
Enrique Medina Fernández	9,527	61,314
Susana Rodríguez Vidarte	6,315	31,039

Total (*)	67,957	331,207

(*)	Additionally, were also assigned to Don Rafael Bermejo Blanco, who resigned as director as of March 29, 2011 9,806 theoretical shares

•	Pension commitments

The provisions registered as of June 30, 2010 for pension commitments to the President and COO are €15,691 thousand, of which €1,208 thousand were charged against the six months ended June 30, 2011. As of this date, there are no other pension obligations to executive directors.

In addition, in the first six months of 2011, insurance premiums amounting to €93 thousand were paid on behalf of the non-executive directors.

The provisions registered as of June 30, 2011 for pension commitments for the Management Committee members, excluding executive directors, amounted to €56,034 thousand. Of these, €4,444 thousand were charged against the six months ended June 30, 2011.

•	Termination of the contractual relationship.

There were no commitments as of June 30, 2011 for the payment of compensation to executive directors.

In the case of the President and COO, the provisions of his contract stipulate that in the event that he loses this position for any reason other than of his own will, retirement, invalidity or serious dereliction of duty, he will take early retirement with a pension that may be received as a life annuity or a capital sum equal to 75% of his pensionable salary if this should occur before he reaches 55 years of age, or 85% after this age.

57. Detail of director shareholdings in companies with a similar corporate purpose

Pursuant to Article 229.2 of the Spanish Corporations Act, approved by Legislative Royal Decree 1/2010 of 2 July 2010, as of June 30, 2011, no members of the Board of Directors have a direct or indirect holding in the common stock of companies engaging in an activity that is identical, similar or complementary to that which constitutes the corporate purpose of BBVA, except for Jose Luis Palao García-Suelto, who has a direct holding of 3,791 shares of Banco Santander, S.A. In addition, no members of the Board of Directors hold executive or administrative positions or functions at these companies.

Furthermore, it indicates that individuals associated to the members of the Board of Directors, as of June 30, 2011 were holders of 10,530 shares of Banco Santander, S.A. and of 414 shares of Banco Español de Crédito S.A. and 3 shares of Bankinter, S.A.

58. Other information

The Group participates in certain legal proceedings in various jurisdictions, including Spain, Mexico and the United States, arising from the ordinary course of the business. BBVA believes that none of those legal proceedings is material and does not expect any significant impact on BBVA’s financial situation to arise at either the individual or consolidated level. The Management believes that the provisions given regarding the legal proceedings from the ordinary course of the business are adequate. BBVA has not reported the potential contingencies that could arise from said legal actions to the markets as it does not consider them material.

59. Subsequent events

Conversion of subordinated bonds into ordinary shares

At its meeting held on June 22, 2011, the BBVA Board of Directors agreed to convert the entirety of the mandatory convertible subordinate bonds and with early conversion options for the issuer (Convertible Bonds), issued by BBVA on September 30, 2009 for the nominal amount of €2,000 million. The conversion took place on July 15, 2011, the date of the payment of the remuneration, according to the procedure established to that effect in the conditions for issue. The conversion was mandatory for all Convertible Bonds holders.

Likewise, it was agreed to proceed to execute the Bank’s share capital increase approved by the Board of Directors on July 27, 2009, in using the power delegated by the Annual General Meeting held on March 14, 2008 in point 6 of the agenda, through the issue of 273,190,927 ordinary BBVA shares needed for the conversion of the Convertible Bonds.

The conversion price was calculated according to the terms and conditions of the issue, using the arithmetic mean of the closing prices of the BBVA share in the Stock Market Interconnection System (SIBE) on the five days of trading prior to the coupon payment date in question (i.e., prior to July 15, 2011). Thus the issue price of the new shares is the market price of the BBVA shares, which amounted to €7.3206 per share.

Moreover, in accordance with the resolution of the Board of Directors of BBVA of June 22, 2011, the issue price of the new shares corresponded to the conversion price, so the capital increase amounted to a nominal €133,863,554.23, and the part corresponding to the share premium was €1,866,057,945.9662.

With that, after the aforementioned capital increase performed as a result of this conversion transaction, at the date of preparing the accompanying consolidated financial statements, BBVA’s share capital amounted to €2,364,148,813.53, divided into 4,824,793,497 fully subscribed and paid-up registered shares, all of the same class and series, at €0.49 par value each, represented through book-entry accounts. The same premium stood at €18,970 million.

Takeover of Finanzia Banco de Crédito S.A.U.

The directors of the banks Finanzia Banco de Crédito S.A.U. and Banco Bilbao Vizcaya Argentaria, S.A., in meetings of their respective boards of directors held on January 28, 2011 and February 1, 2011, respectively, approved a project for the takeover of Finanzia Banco de Crédito, S.A.U. by Banco Bilbao Vizcaya Argentaria, S.A. and the subsequent transfer of all its equity interest to Banco Bilbao Vizcaya Argentaria, S.A., which acquires all the rights and obligations of Finanzia Banco de Crédito S.A.U. through universal succession.

The merger agreement was submitted for approval at the general meetings of the shareholders of the companies involved.

The merger was entered into the Companies Register on July 1, 2011, and thus on this date the target bank was dissolved, although for accounting purposes the takeover was carried out on January 1, 2011.

Scrip Dividend – “Dividendo Opción”

The General Meeting of Banco Bilbao Vizcaya Argentaria, S.A. shareholders approved a free-of-charge capital increase for the instrumentation of the system of shareholder remuneration called “Dividend Option”, which permits shareholders to elect to receive the amount corresponding to one of the traditional cash dividends of 2011 in BBVA shares or, at their election, in cash.

On September 27, 2011, BBVA’s Board of Directors decided to execute such free-of-charge capital increase in connection with the Dividendo Opción to be implemented in October, generally coinciding with the typical dates of payment of our second interim dividend. According to the terms of the Board of Director’s resolution, each shareholder will be able to receive either a gross amount of 0.10 Euros per share or one new share for each 56 existing shares held.

Appendices

APPENDIX I. Financial Statements of Banco Bilbao Vizcaya Argentaria, S.A.

Balance sheets as of June 30, 2011 and December 31, 2010

	Millions of Euros
ASSETS	June 2011	December 2010 (*)
CASH AND BALANCES WITH CENTRAL BANKS	5,956	4,165

FINANCIAL ASSETS HELD FOR TRADING	49,670	51,348

Loans and advances to credit institutions	—	—
Loans and advances to customers	—	—
Debt securities	13,100	13,016
Other equity instruments	4,824	4,608
Trading derivatives	31,746	33,724

OTHER FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	—	—

Loans and advances to credit institutions	—	—
Loans and advances to customers	—	—
Debt securities	—	—
Other equity instruments	—	—

AVAILABLE-FOR-SALE FINANCIAL ASSETS	28,555	26,712

Debt securities	23,847	22,131
Other equity instruments	4,708	4,581

LOANS AND RECEIVABLES	270,077	264,278

Loans and advances to credit institutions	29,343	28,882
Loans and advances to customers	239,385	234,031
Debt securities	1,349	1,365

HELD-TO-MATURITY INVESTMENTS	9,334	9,946

FAIR VALUE CHANGES OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	(13)	40

HEDGING DERIVATIVES	2,169	2,988

NON-CURRENT ASSETS HELD FOR SALE	1,144	958

INVESTMENTS	28,701	24,368

Associates	3,534	3,612
Jointly controlled entities	4,357	14
Group entities	20,810	20,742

INSURANCE CONTRACTS LINKED TO PENSIONS	1,848	1,847

TANGIBLE ASSETS	1,473	1,459

Property, plants and equipment	1,472	1,458
For own use	1,472	1,458
Other assets leased out under an operating lease	—	—
Investment properties	1	1

INTANGIBLE ASSETS	426	410

Goodwill		—
Other intangible assets	426	410

TAX ASSETS	3,025	3,161

Current	293	324
Deferred	2,732	2,837

OTHER ASSETS	2,289	431

TOTAL ASSETS	404,654	392,111

(*)	Presented for comparison purposes only

Balance sheets as of June 30, 2011 and December 31, 2010

	Millions of Euros
LIABILITIES AND EQUITY	June 2011	December 2010 (*)
FINANCIAL LIABILITIES HELD FOR TRADING	33,482	35,680

Deposits from central banks	—	—
Deposits from credit institutions	—	—
Customer deposits	—	—
Debt certificates	—	—
Trading derivatives	30,695	32,294
Short positions	2,787	3,386
Other financial liabilities	—	—

OTHER FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	—	—

Deposits from central banks	—	—
Deposits from credit institutions	—	—
Customer deposits	—	—
Debt certificates	—	—
Subordinated liabilities	—	—
Other financial liabilities	—	—

FINANCIAL LIABILITIES AT AMORTIZED COST	334,139	320,592

Deposits from central banks	18,609	10,867
Deposits from credit institutions	47,066	42,015
Customer deposits	195,326	194,079
Debt certificates	55,406	56,007
Subordinated liabilities	12,673	13,099
Other financial liabilities	5,059	4,525

FAIR VALUE CHANGES OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	—	(2)

HEDGING DERIVATIVES	1,208	1,391

LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE	—	—

PROVISIONS	6,708	6,613

Provisions for pensions and similar obligations	5,029	5,177
Provisions for taxes and other legal contingencies	—	—
Provisions for contingent exposures and commitments	162	177
Other provisions	1,517	1,259

TAX LIABILITIES	498	488

Current	—	—
Deferred	498	488

OTHER LIABILITIES	1,792	1,192

TOTAL LIABILITIES	377,827	365,954

(*)	Presented for comparison purposes only

Balance sheets as of June 30, 2011 and December 31, 2010

	Millions of Euros
LIABILITIES AND EQUITY (Continued)	June 2011	December 2010 (*)
STOCKHOLDERS’ EQUITY	26,792	26,183

Common Stock	2,230	2,201
Issued	2,230	2,201
Less: Unpaid and uncalled (-)	—	—
Share premium	17,104	17,104
Reserves	6,928	5,114
Other equity instruments	23	23
Equity component of compound financial instruments	—	—
Other equity instruments	23	23
Less: Treasury stock (-)	(32)	(84)
Net Income	1,129	2,904
Less: Dividends and remuneration (-)	(590)	(1,079)

VALUATION ADJUSTMENTS	35	(26)

Available-for-sale financial assets	60	39
Cash flow hedging	(29)	(62)
Hedges of net investments in foreign operations	—	—
Exchange differences	4	(3)
Non-current assets held-for-sale	—	—
Other valuation adjustments	—	—

TOTAL EQUITY	26,827	26,157

TOTAL LIABILITIES AND EQUITY	404,654	392,111

	Millions of Euros
MEMORANDUM ITEM	December 2010	December 2009 (*)
CONTINGENT EXPOSURES	59,626	57,764
CONTINGENT COMMITMENTS	60,785	58,885

(*)	Presented for comparison purposes only

APPENDIX I. Financial Statements of Banco Bilbao Vizcaya Argentaria, S.A.

Income Statements for the six-month periods ended June 30, 2011 and 2010

	Millions of Euros
INCOME STATEMENTS	June 2011	June 2010 (*)
INTEREST AND SIMILAR INCOME	4,549	4,425
INTEREST AND SIMILAR EXPENSES	(2,594)	(1,554)
NET INTEREST INCOME	1,955	2,871

DIVIDEND INCOME	1,310	858
FEE AND COMMISSION INCOME	874	930
FEE AND COMMISSION EXPENSES	(140)	(134)
NET GAINS (LOSSES) ON FINANCIAL ASSETS AND LIABILITIES	320	627
Financial instruments held for trading	344	255
Other financial instruments at fair value through profit or loss	—	—
Other financial instruments not at fair value through profit or loss	(24)	372
Rest	—	—
EXCHANGE DIFFERENCES (NET)	122	(51)
OTHER OPERATING INCOME	51	45
OTHER OPERATING EXPENSES	(61)	(50)
GROSS INCOME	4,431	5,096

ADMINISTRATION COSTS	(1,771)	(1,683)
Personnel expenses	(1,109)	(1,079)
General and administrative expenses	(662)	(604)
DEPRECIATION AND AMORTIZATION	(153)	(131)
PROVISION (NET)	(315)	(147)
IMPAIRMENT LOSSES ON FINANCIAL ASSETS (NET)	(859)	(910)
Loans and receivables	(855)	(856)
Other financial instruments not at fair value through profit or loss	(4)	(54)
NET OPERATING INCOME	1,333	2,225

IMPAIRMENT LOSSES ON OTHER ASSETS (NET)	(10)	(23)
Goodwill and other intangible assets	—	—
Other assets	(10)	(23)
GAINS (LOSSES) ON DERECOGNIZED ASSETS NOT CLASSIFIED AS NON-CURRENT ASSETS HELD FOR SALE	13	—
NEGATIVE GOODWILL	—	—
GAINS (LOSSES) IN NON-CURRENT ASSETS HELD FOR SALE NOT CLASSIFIED AS DISCONTINUED OPERATIONS	(66)	27
INCOME BEFORE TAX	1,270	2,229

INCOME TAX	(141)	(422)
INCOME FROM CONTINUING TRANSACTIONS	1,129	1,807

INCOME FROM DISCONTINUED TRANSACTIONS (NET)	—	—

NET INCOME FOR THE PERIOD	1,129	1,807

(*)	Presented for comparison purposes only

APPENDIX I. Financial Statements of Banco Bilbao Vizcaya Argentaria, S.A.

Statements of Recognized Income and Expenses for the six-month periods ended June 30, 2011 and 2010

	Millions of Euros
STATEMENT OF RECOGNIZED INCOME AND EXPENSES	June 2011	June 2010 (*)
NET INCOME FOR THE PERIOD	1,129	1,807

OTHER RECOGNIZED INCOME (EXPENSES)	61	(1,719)

Available-for-sale financial assets	83	(2,187)
Valuation gains/(losses)	95	(1,946)
Amounts removed to income statement	(12)	(241)
Reclassifications	—	—
Cash flow hedging	34	(89)
Valuation gains/(losses)	5	(57)
Amounts removed to income statement	29	(32)
Amounts removed to the initial carrying amount of the hedged items	—	—
Reclassifications	—	—
Hedges of net investment in foreign operations	—	—
Valuation gains/(losses)	—	—
Amounts removed to income statement	—	—
Reclassifications	—	—
Exchange differences	10	(44)
Valuation gains/(losses)	9	(44)
Amounts removed to income statement	1	—
Reclassifications	—	—
Non-current assets held for sale	—	—
Valuation gains/(losses)	—	—
Amounts removed to income statement	—	—
Reclassifications	—	—
Actuarial gains and losses in post-employment plans	—	—
Rest of recognized income and expenses	—	—
Income tax	(66)	601

TOTAL RECOGNIZED INCOME/EXPENSES	1,190	88

(*)	Presented for comparison purposes only

APPENDIX I. Financial Statements of Banco Bilbao Vizcaya Argentaria, S.A.

Statement of Changes in Equity for the six-month periods ended June 30, 2011 and 2010

	Millions of Euros
	Stockholder’s Equity								Valuation Adjustments	Total Equity
	Common Stock	Share Premium	Reserves	Other Equity Instruments	Less: Treasury Stock	Profit for the Period	Less: Dividends and Remunerations	Total Stockholders’ Equity
Balances at January 1, 2011	2,201	17,104	5,113	23	(84)	2,904	(1,079)	26,182	(26)	26,156

Effect of changes in accounting policies	—	—	—	—	—	—	—	—	—	—
Effect of correction of errors	—	—	—	—	—	—	—	—	—	—

Adjusted initial balance	2,201	17,104	5,113	23	(84)	2,904	(1,079)	26,182	(26)	26,156

Total income/expense recognized	—	—	—	—	—	1,129	—	1,129	61	1,190
Other changes in equity	29	—	1,815	—	52	(2,904)	489	(519)	—	(519)
Common stock increase	29	—	(29)	—	—	—	—	—	—	—
Common stock reduction	—	—	—	—	—	—	—	—	—	—
Conversion of financial liabilities into capital	—	—	—	—	—	—	—	—	—	—
Increase of other equity instruments	—	—	—	13	—	—	—	13	—	13
Reclassification of financial liabilities to other equity instruments	—	—	—	—	—	—	—	—	—	—
Reclassification of other equity instruments to financial liabilities	—	—	—	—	—	—	—	—	—	—
Dividend distribution	—	—	—	—	—	—	(590)	(590)	—	(590)
Transactions including treasury stock and other equity instruments (net)	—	—	7	—	52	—	—	59	—	59
Transfers between total equity entries	—	—	1,838	(13)	—	(2,904)	1,079	—	—	—
Increase/Reduction due to business combinations	—	—	—	—	—	—	—	—	—	—
Payments with equity instruments	—	—	—	—	—	—	—	—	—	—
Rest of increase/reductions in total equity	—	—	(1)	—	—	—	—	(1)	—	(1)

Balance at June 30, 2011	2,230	17,104	6,928	23	(32)	1,129	(590)	26,792	35	26,827

APPENDIX I. Financial Statements of Banco Bilbao Vizcaya Argentaria, S.A.

Statement of Changes in Equity for the six-month periods ended June 30, 2011 and 2010

	Millions of Euros

	Stockholder’s Equity								Valuation Adjustments	Total Equity (*)
	Common Stock	Share Premium	Reserves	Other Equity Instruments	Less: Treasury Stock	Profit for the Period	Less: Dividends and Remunerations	Total Stockholders’ Equity
Balances at January 1, 2010	1,837	12,453	3,893	10	(128)	2,981	(1,012)	20,034	1,643	21,677

Effect of changes in accounting policies	—	—	—	—	—	—	—	—	—	—
Effect of correction of errors	—	—	—	—	—	—	—	—	—	—

Adjusted initial balance	1,837	12,453	3,893	10	(128)	2,981	(1,012)	20,034	1,643	21,677

Total income/expense recognized	—	—	—	—	—	1,807	—	1,807	(1,719)	88
Other changes in equity	—	—	1,324	5	114	(2,981)	675	(863)	—	(863)
Common stock increase	—	—	—	—	—	—	—	—	—	—
Common stock reduction	—	—	—	—	—	—	—	—	—	—
Conversion of financial liabilities into capital	—	—	—	—	—	—	—	—	—	—
Increase of other equity instruments	—	—	—	5	—	—	—	5	—	5
Reclassification of financial liabilities to other equity instruments	—	—	—	—	—	—	—	—	—	—
Reclassification of other equity instruments to financial liabilities	—	—	—	—	—	—	—	—	—	—
Dividend distribution	—	—	—	—	—	—	(337)	(337)	—	(337)
Transactions including treasury stock and other equity instruments (net)	—	—	(83)	—	114	—	—	31	—	31
Transfers between total equity entries	—	—	1,407	—	—	(2,981)	1,012	(562)	—	(562)
Increase/Reduction due to business combinations	—	—	—	—	—	—	—	—	—	—
Payments with equity instruments	—	—	—	—	—	—	—	—	—	—
Rest of increase/reductions in total equity	—	—	—	—	—	—	—	—	—	—

Balance at June 30, 2010	1,837	12,453	5,216	15	(14)	1,807	(337)	20,977	(75)	20,902

(*)	Presented for comparison purposes only

APPENDIX I. Financial Statements of Banco Bilbao Vizcaya Argentaria, S.A.

Cash Flows Statements for the six-month periods ended June 30, 2011 and 2010

	Millions of Euros
	June 2011	June 2010 (*)
CASH FLOW FROM OPERATING ACTIVITIES (1)	7,029	11,413

Profit for the period	1,129	1,807
Adjustments to obtain the cash flow from operating activities:	700	(1,934)
Amortization	153	130
Other adjustments	547	(2,064)
Net increase/decrease in operating assets	6,598	3,871
Financial assets held for trading	(1,678)	2,324
Other financial assets at fair value through profit or loss	—	—
Available-for-sale financial assets	1,843	(8,038)
Loans and receivables	5,746	7,227
Other operating assets	687	2,358
Net increase/decrease in operating liabilities	11,657	14,989
Financial liabilities held for trading	(2,198)	9,874
Other financial liabilities designated at fair value through profit or loss	—	—
Financial liabilities at amortized cost	13,924	4,544
Other operating liabilities	(69)	571
Collection/Payments for income tax	141	422

CASH FLOWS FROM INVESTING ACTIVITIES (2)	(4,383)	(6,556)

Investment	5,282	6,942
Tangible assets	115	81
Intangible assets	77	150
Investments	4,564	1,789
Subsidiaries and other business units	—	—
Non-current assets held for sale and associated liabilities	526	488
Held-to-maturity investments	—	4,434
Other settlements related to investing activities	—	—
Divestments	899	386
Tangible assets	10	1
Intangible assets	—	—
Investments	22	12
Subsidiaries and other business units	—	—
Non-current assets held for sale and associated liabilities	255	246
Held-to-maturity investments	612	127
Other collections related to investing activities	—	—

CASH FLOWS FROM FINANCING ACTIVITIES (3)	(855)	(701)

	Millions of Euros
(Continued)	June 2011	June 2010 (*)
CASH FLOWS FROM FINANCING ACTIVITIES (3)	(855)	(701)

Investment	2,441	3,420
Dividends	540	562
Subordinated liabilities	335	497
Treasury stock amortization	—	—
Treasury stock acquisition	1,566	2,361
Other items relating to financing activities	—	—
Divestments	1,586	2,719
Subordinated liabilities	—	—
Common stock increase	—	—
Treasury stock disposal	1,579	2,381
Other items relating to financing activities	7	338

EFFECT OF EXCHANGE RATE CHANGES ON CASH OR CASH EQUIVALENTS (4)	—	—

NET INCREASE/DECREASE IN CASH OR CASH EQUIVALENTS (1+2+3+4)	1,791	4,156

CASH OR CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	4,165	3,286

CASH OR CASH EQUIVALENTS AT END OF THE PERIOD	5,956	7,442

(*)	Presented for comparison purposes only

	Millions of Euros
COMPONENTS OF CASH AND EQUIVALENTS AT END OF PERIOD	June 2011	June 2010 (*)
Cash	550	539
Balance of cash equivalent in central banks	5,406	6,903
Other financial assets	—	—
Less: Bank overdraft refundable on demand	—	—

TOTAL CASH OR CASH EQUIVALENTS AT END OF THE PERIOD	5,956	7,442

(*)	Presented for comparison purposes only

APPENDIX II. ADDITIONAL INFORMATION ON CONSOLIDATED SUBSIDIARIES COMPRISING THE BBVA GROUP

			% of Voting Rights			Thousands of Euros (*)
			Controlled by the Bank				Affiliate Entity Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets 30.06.11	Liabilities 30.06.11	Equity 30.06.11	Profit (Loss) 30.06.11
ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA, S.A. (AFP PROVIDA)	CHILE	PENSION FUND MANAGEMENT	12.70	51.62	64.32	282,600	545,196	105,137	371,605	68,454
ADMINISTRADORA DE FONDOS PARA EL RETIRO-BANCOMER,S.A DE C.V.	MEXICO	PENSION FUND MANAGEMENT	17.50	82.50	100.00	354,777	218,333	46,676	135,313	36,344
AFP GENESIS ADMINISTRADORA DE FONDOS Y FIDEICOMISOS, S.A.	ECUADOR	PENSION FUND MANAGEMENT	—	100.00	100.00	3,834	6,265	2,406	1,529	2,330
AFP HORIZONTE, S.A.	PERU	PENSION FUND MANAGEMENT	24.85	75.15	100.00	41,305	65,096	18,535	37,157	9,404
AFP PREVISION BBV-ADM.DE FONDOS DE PENSIONES S.A.	BOLIVIA	PENSION FUND MANAGEMENT	75.00	5.00	80.00	2,063	8,106	4,186	3,879	41
AMERICAN FINANCE GROUP, INC.	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	14,416	15,279	863	14,421	(5)
ANIDA DESARROLLOS INMOBILIARIOS, S.L.	SPAIN	REAL ESTATE	—	100.00	100.00	264,143	566,613	369,453	220,276	(23,116)
ANIDA DESARROLLOS SINGULARES, S.L.	SPAIN	REAL ESTATE	—	100.00	100.00	(571,527)	1,761,286	2,377,517	(520,386)	(95,845)
ANIDA GERMANIA IMMOBILIEN ONE, GMBH	GERMANY	REAL ESTATE	—	100.00	100.00	4,358	20,001	15,307	4,600	94
ANIDA GRUPO INMOBILIARIO, S.L.	SPAIN	INVESTMENT COMPANY	100.00	—	100.00	—	(154,183)	594,420	(410,287)	(338,316)
ANIDA INMOBILIARIA, S.A. DE C.V.	MEXICO	INVESTMENT COMPANY	—	100.00	100.00	108,646	93,993	6	95,547	(1,560)
ANIDA INMUEBLES ESPAÑA Y PORTUGAL, S.L.	SPAIN	REAL ESTATE	—	100.00	100.00	(67,241)	538,267	647,123	(51,313)	(57,543)
ANIDA OPERACIONES SINGULARES, S.L.	SPAIN	REAL ESTATE	—	100.00	100.00	(624,174)	2,361,383	3,014,738	(491,536)	(161,819)
ANIDA PROYECTOS INMOBILIARIOS, S.A. DE C.V.	MEXICO	REAL ESTATE	—	100.00	100.00	93,465	139,851	46,387	94,593	(1,129)
ANIDA SERVICIOS INMOBILIARIOS, S.A. DE C.V.	MEXICO	REAL ESTATE	—	100.00	100.00	67	457	396	495	(434)
ANIDAPORT INVESTIMENTOS IMOBILIARIOS, UNIPESSOAL, LTDA	PORTUGAL	REAL ESTATE	—	100.00	100.00	—	21,894	24,083	(2,189)	—
APLICA SOLUCIONES ARGENTINAS, S.A.	ARGENTINA	SERVICES	—	100.00	100.00	1,267	1,297	34	1,375	(112)
APLICA SOLUCIONES TECNOLOGICAS CHILE LIMITADA	CHILE	SERVICES	—	100.00	100.00	(73)	536	608	(69)	(3)
APLICA TECNOLOGIA AVANZADA OPERADORA, S.A. DE C.V.	MEXICO	SERVICES	—	100.00	100.00	299	5,768	5,468	(1)	301
APLICA TECNOLOGIA AVANZADA SERVICIOS, S.A. DE C.V.	MEXICO	SERVICES	—	100.00	100.00	59	1,163	1,106	—	57
APLICA TECNOLOGIA AVANZADA, S.A. DE C.V.- ATA	MEXICO	SERVICES	100.00	—	100.00	16,597	137,996	100,441	29,706	7,849
APOYO MERCANTIL S.A. DE C.V.	MEXICO	FINANCIAL SERVICES	—	100.00	100.00	2,115	296,326	295,230	723	373
ARIZONA FINANCIAL PRODUCTS, INC	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	666,453	668,360	1,907	663,803	2,650
AUTOMERCANTIL-COMERCIO E ALUGER DE VEICULOS AUTOM.,LDA	PORTUGAL	FINANCIAL SERVICES	—	100.00	100.00	4,720	43,649	34,995	8,786	(132)
BAHIA SUR RESORT, S.C.	SPAIN	INACTIVE	99.95	—	99.95	1,436	1,438	15	1,423	—
BANCO BILBAO VIZCAYA ARGENTARIA (PANAMA), S.A.	PANAMA	BANKING	54.11	44.81	98.92	19,464	1,452,833	1,248,240	190,549	14,044
BANCO BILBAO VIZCAYA ARGENTARIA (PORTUGAL), S.A.	PORTUGAL	BANKING	9.52	90.48	100.00	338,916	7,824,906	7,546,151	286,704	(7,949)
BANCO BILBAO VIZCAYA ARGENTARIA CHILE, S.A.	CHILE	BANKING	—	68.18	68.18	532,281	11,076,264	10,295,068	715,858	65,338
BANCO BILBAO VIZCAYA ARGENTARIA PUERTO RICO	PUERTO RICO	BANKING	—	100.00	100.00	165,186	3,372,004	2,984,332	377,818	9,854
BANCO BILBAO VIZCAYA ARGENTARIA URUGUAY, S.A.	URUGUAY	BANKING	100.00	—	100.00	17,049	1,732,778	1,601,396	141,420	(10,038)
BANCO CONTINENTAL, S.A.	PERU	BANKING	—	92.24	92.24	719,574	10,055,064	9,274,982	644,315	135,767
BANCO DE PROMOCION DE NEGOCIOS, S.A.	SPAIN	BANKING	—	99.84	99.84	15,165	33,114	376	32,578	160
BANCO DEPOSITARIO BBVA, S.A.	SPAIN	BANKING	—	100.00	100.00	1,595	1,004,290	936,411	58,628	9,251
BANCO INDUSTRIAL DE BILBAO, S.A.	SPAIN	BANKING	—	99.93	99.93	97,220	215,848	20,007	192,965	2,876
BANCO OCCIDENTAL, S.A.	SPAIN	BANKING	49.43	50.57	100.00	16,495	17,925	104	17,742	79
BANCO PROVINCIAL OVERSEAS N.V.	CURACAO	BANKING	—	100.00	100.00	30,682	371,423	339,678	21,883	9,862
BANCO PROVINCIAL S.A. - BANCO UNIVERSAL	VENEZUELA	BANKING	1.85	53.75	55.60	148,418	9,006,244	7,936,717	966,243	103,284
BANCOMER FINANCIAL SERVICES INC.	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	1,794	1,982	188	1,784	10
BANCOMER FOREIGN EXCHANGE INC.	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	2,030	8,311	6,281	1,296	734
BANCOMER PAYMENT SERVICES INC.	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	30	37	7	31	(1)

(*)	Information on foreign companies at exchange rate on June 30, 2011
(1)	The percentage of voting rights is the result of the agreements entered into with shareholders that enable the control of the entity. The ownership percentage is 46.1%.
(2)	The percentage of voting rights is the result of the agreements entered into with shareholders that enable the control of the entity. The ownership percentage is 48.0%.

Additional Information on Consolidated Subsidiaries composing the BBVA Group (Continued)

			% of Voting Rights			Thousands of Euros (*)
			Controlled by the Bank				Affiliate Entity Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets 30.06.11	Liabilities 30.06.11	Equity 30.06.11	Profit (Loss) 30.06.11
BANCOMER TRANSFER SERVICES, INC.	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	27,693	61,100	33,407	23,923	3,770
BBV AMERICA, S.L.	SPAIN	INVESTMENT COMPANY	100.00	—	100.00	479,328	1,364,780	—	1,364,219	561
BBVA & PARTNERS ALTERNATIVE INVESTMENT A.V., S.A.	SPAIN	SECURITIES DEALER	100.00	—	100.00	5,831	8,360	435	7,641	284
BBVA ASESORIAS FINANCIERAS, S.A.	CHILE	FINANCIAL SERVICES	—	100.00	100.00	7,719	9,019	1,300	3,583	4,136
BBVA ASSET MANAGEMENT (IRELAND) LIMITED	IRELAND	FINANCIAL SERVICES	—	100.00	100.00	219	218	50	233	(65)
BBVA ASSET MANAGEMENT ADMINISTRADORA GENERAL DE FONDOS S.A.	CHILE	FINANCIAL SERVICES	—	100.00	100.00	12,180	13,701	1,522	8,795	3,384
BBVA ASSET MANAGEMENT, S.A. SOCIEDAD FIDUCIARIA (BBVA FIDUCIARIA)	COLOMBIA	FINANCIAL SERVICES	—	100.00	100.00	24,357	28,375	4,269	20,879	3,227
BBVA ASSET MANAGEMENT, S.A., SGIIC	SPAIN	FINANCIAL SERVICES	17.00	83.00	100.00	11,436	162,858	72,133	81,459	9,266
BBVA AUTORENTING SPA	ITALY	SERVICES	—	100.00	100.00	67,785	345,947	310,883	33,609	1,455
BBVA BANCO DE FINANCIACION S.A.	SPAIN	BANKING	—	100.00	100.00	64,200	2,074,949	2,002,101	72,660	188
BBVA BANCO FRANCES, S.A.	ARGENTINA	BANKING	45.65	30.36	76.01	51,736	5,455,675	4,905,223	481,371	69,081
BBVA BANCOMER GESTION, S.A. DE C.V.	MEXICO	FINANCIAL SERVICES	—	100.00	100.00	22,692	45,372	22,679	13,664	9,029
BBVA BANCOMER OPERADORA, S.A. DE C.V.	MEXICO	SERVICES	—	100.00	100.00	51,660	206,621	154,960	40,166	11,495
BBVA BANCOMER SERVICIOS ADMINISTRATIVOS, S.A. DE C.V.	MEXICO	SERVICES	—	100.00	100.00	1,614	34,814	33,200	501	1,113
BBVA BANCOMER USA, INC.	UNITED STATES	INVESTMENT COMPANY	—	100.00	100.00	34,842	35,722	813	30,416	4,493
BBVA BANCOMER, S.A.,INSTITUCION DE BANCA MÚLTIPLE, GRUPO FINANCIERO BBVA BANCOMER	MEXICO	BANKING	—	100.00	100.00	6,555,954	65,626,995	59,095,385	5,835,535	696,075
BBVA BRASIL BANCO DE INVESTIMENTO, S.A.	BRASIL	BANKING	100.00	—	100.00	16,166	47,464	6,170	40,276	1,018
BBVA BROKER, CORREDURIA DE SEGUROS Y REASEGUROS, S.A. (Ex-BBVA CORREDURIA TECNICA ASEGURADORA, S.A.)	SPAIN	FINANCIAL SERVICES	99.94	0.06	100.00	297	42,255	8,030	31,153	3,072
BBVA CAPITAL FINANCE, S.A.	SPAIN	FINANCIAL SERVICES	100.00	—	100.00	60	2,994,704	2,994,293	358	53
BBVA CARTERA DE INVERSIONES,SICAV,S.A.	SPAIN	VARIABLE CAPITAL	99.98	—	99.98	118,437	122,655	148	119,984	2,523
BBVA COLOMBIA, S.A.	COLOMBIA	BANKING	76.20	19.23	95.43	262,670	9,046,810	8,156,242	801,395	89,173
BBVA COMERCIALIZADORA LTDA.	CHILE	FINANCIAL SERVICES	—	100.00	100.00	(1,082)	3,046	4,128	(1,060)	(22)
BBVA COMPASS CONSULTING & BENEFITS, INC	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	12,451	12,590	138	12,435	17
BBVA COMPASS INSURANCE AGENCY, INC	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	140,275	147,144	6,868	135,407	4,869
BBVA COMPASS INVESTMENT SOLUTIONS, INC	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	53,217	58,222	5,002	47,121	6,099
BBVA CONSOLIDAR SEGUROS, S.A.	ARGENTINA	INSURANCES SERVICES	87.78	12.22	100.00	6,554	54,421	35,120	17,309	1,992
BBVA CONSULTING (BEIJING) LIMITED	CHINA	FINANCIAL SERVICES	—	100.00	100.00	477	616	80	491	45
BBVA CONSULTORIA, S.A.	SPAIN	SERVICES	—	100.00	100.00	2,227	4,039	355	3,550	134
BBVA CORREDORA TECNICA DE SEGUROS LIMITADA	CHILE	FINANCIAL SERVICES	—	100.00	100.00	15,931	17,450	1,518	12,221	3,711
BBVA CORREDORES DE BOLSA LIMITADA	CHILE	SECURITIES DEALER	—	100.00	100.00	46,116	350,460	304,347	44,540	1,573
BBVA DINERO EXPRESS, S.A.U	SPAIN	FINANCIAL SERVICES	100.00	—	100.00	2,186	8,412	3,041	5,229	142
BBVA DISTRIBUIDORA DE SEGUROS S.R.L.	URUGUAY	FINANCIAL SERVICES	—	100.00	100.00	98	138	40	97	1
BBVA FACTORING LIMITADA (CHILE)	CHILE	FINANCIAL SERVICES	—	100.00	100.00	6,544	38,830	32,285	6,210	335
BBVA FINANCE (UK), LTD.	UNITED KINGDOM	FINANCIAL SERVICES	—	100.00	100.00	3,324	23,368	12,601	10,742	25
BBVA FINANCE SPA.	ITALY	FINANCIAL SERVICES	100.00	—	100.00	4,648	6,530	910	5,534	86
BBVA FINANCIAMIENTO AUTOMOTRIZ, S.A.	CHILE	INVESTMENT COMPANY	—	100.00	100.00	124,484	124,493	9	111,412	13,072
BBVA FINANZIA, S.p.A	ITALY	FINANCIAL SERVICES	63.10	36.90	100.00	29,200	680,321	659,604	25,996	(5,279)
BBVA FRANCES ASSET MANAGMENT S.A. SOCIEDAD GERENTE DE FONDOS COMUNES DE INVERSIÓN.	ARGENTINA	FINANCIAL SERVICES	—	100.00	100.00	7,450	10,436	2,986	6,539	911
BBVA FUNDOS, S.Gestora Fundos Pensoes,S.A.	PORTUGAL	FINANCIAL SERVICES	—	100.00	100.00	998	9,797	604	8,235	958
BBVA GEST, S.G.DE FUNDOS DE INVESTIMENTO MOBILIARIO, S.A.	PORTUGAL	FINANCIAL SERVICES	—	100.00	100.00	998	7,382	167	7,085	130

(*)	Information on foreign companies at exchange rate on June 30, 2011

Additional Information on Consolidated Subsidiaries composing the BBVA Group (Continued)

			% of Voting Rights			Thousands of Euros (*)
			Controlled by the Bank				Affiliate Entity Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets 30.06.11	Liabilities 30.06.11	Equity 30.06.11	Profit (Loss) 30.06.11
BBVA GLOBAL FINANCE LTD.	CAYMAN ISLANDS	FINANCIAL SERVICES	100.00	—	100.00	—	675,459	672,066	3,422	(29)
BBVA GLOBAL MARKETS B.V.	NETHERLANDS	FINANCIAL SERVICES	100.00	—	100.00	18	272,753	272,730	4	19
BBVA HORIZONTE PENSIONES Y CESANTIAS, S.A.	COLOMBIA	PENSION FUND MANAGEMENT	78.52	21.44	99.96	62,061	173,213	43,066	119,911	10,236
BBVA INMOBILIARIA E INVERSIONES, S.A.	CHILE	REAL ESTATE	—	68.11	68.11	5,231	40,163	32,484	7,621	58
BBVA INSTITUIÇAO FINANCEIRA DE CREDITO, S.A.	PORTUGAL	FINANCIAL SERVICES	—	100.00	100.00	33,148	438,856	396,576	41,323	957
BBVA INTERNATIONAL LIMITED	CAYMAN ISLANDS	FINANCIAL SERVICES	100.00	—	100.00	1	506,933	504,350	2,384	199
BBVA INTERNATIONAL PREFERRED, S.A.U.	SPAIN	FINANCIAL SERVICES	100.00	—	100.00	60	1,693,522	1,692,831	769	(78)
BBVA INVERSIONES CHILE, S.A.	CHILE	FINANCIAL SERVICES	61.22	38.78	100.00	617,330	1,297,704	1,685	1,179,310	116,709
BBVA IRELAND PLC	IRELAND	FINANCIAL SERVICES	100.00	—	100.00	180,381	804,952	431,738	366,469	6,745
BBVA LEASIMO - SOCIEDADE DE LOCAÇAO FINANCEIRA, S.A.	PORTUGAL	FINANCIAL SERVICES	—	100.00	100.00	11,576	26,699	16,740	10,164	(205)
BBVA LUXINVEST, S.A.	LUXEMBOURG	INVESTMENT COMPANY	36.00	64.00	100.00	255,843	1,481,886	71,476	1,406,909	3,501
BBVA MEDIACION OPERADOR DE BANCA-SEGUROS VINCULADO, S.A.	SPAIN	FINANCIAL SERVICES	—	100.00	100.00	60	113,742	105,666	5,835	2,241
BBVA NOMINEES LIMITED	UNITED KINGDOM	SERVICES	100.00	—	100.00	—	1	—	1	—
BBVA PARAGUAY, S.A.	PARAGUAY	BANKING	100.00	—	100.00	22,598	1,170,555	1,053,818	98,291	18,446
BBVA PATRIMONIOS GESTORA SGIIC, S.A.	SPAIN	FINANCIAL SERVICES	99.98	0.02	100.00	3,907	31,743	9,213	20,143	2,387
BBVA PENSIONES, SA, ENTIDAD GESTORA DE FONDOS DE PENSIONES	SPAIN	PENSION FUND MANAGEMENT	100.00	—	100.00	12,922	81,657	36,709	38,865	6,083
BBVA PLANIFICACION PATRIMONIAL, S.L.	SPAIN	FINANCIAL SERVICES	80.00	20.00	100.00	1	506	2	499	5
BBVA PROPIEDAD F.I.I.	SPAIN	REAL ESTATE INVESTMENT COMPANY	—	100.00	100.00	1,352,524	1,421,877	59,388	1,394,257	(31,768)
BBVA PUERTO RICO HOLDING CORPORATION	PUERTO RICO	INVESTMENT COMPANY	100.00	—	100.00	322,837	165,491	3	165,529	(41)
BBVA RE LIMITED	IRELAND	INSURANCES SERVICES	—	100.00	100.00	656	75,322	44,495	27,796	3,031
BBVA RENTING, S.A.	SPAIN	FINANCIAL SERVICES	—	100.00	100.00	20,976	861,560	766,642	90,838	4,080
BBVA RENTING, SPA	ITALY	SERVICES	—	100.00	100.00	8,453	82,930	79,091	5,525	(1,686)
BBVA SECURITIES INC.	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	35,514	45,040	16,873	30,701	(2,534)
BBVA SECURITIES OF PUERTO RICO, INC.	PUERTO RICO	FINANCIAL SERVICES	100.00	—	100.00	4,726	6,283	431	5,735	117
BBVA SEGUROS COLOMBIA, S.A.	COLOMBIA	INSURANCES SERVICES	94.00	6.00	100.00	9,416	45,797	31,298	13,926	573
BBVA SEGUROS DE VIDA COLOMBIA, S.A.	COLOMBIA	INSURANCES SERVICES	94.00	6.00	100.00	13,885	362,353	305,813	51,452	5,088
BBVA SEGUROS DE VIDA, S.A.	CHILE	INSURANCES SERVICES	—	100.00	100.00	67,240	351,697	284,458	52,271	14,968
BBVA SEGUROS INC.	PUERTO RICO	FINANCIAL SERVICES	—	100.00	100.00	173	5,281	386	4,455	440
BBVA SEGUROS, S.A., DE SEGUROS Y REASEGUROS	SPAIN	INSURANCES SERVICES	94.30	5.65	99.95	411,097	13,123,747	12,425,605	556,691	141,451
BBVA SENIOR FINANCE, S.A.U.	SPAIN	FINANCIAL SERVICES	100.00	—	100.00	60	16,786,973	16,786,041	728	204
BBVA SERVICIOS CORPORATIVOS LIMITADA	CHILE	FINANCIAL SERVICES	—	100.00	100.00	2,543	9,857	7,311	1,167	1,379
BBVA SERVICIOS, S.A.	SPAIN	SERVICES	—	100.00	100.00	354	12,695	2,024	9,778	893
BBVA SOCIEDAD DE LEASING INMOBILIARIO, S.A.	CHILE	FINANCIAL SERVICES	—	97.49	97.49	15,633	63,164	47,129	14,959	1,076
BBVA SUBORDINATED CAPITAL S.A.U.	SPAIN	FINANCIAL SERVICES	100.00	—	100.00	130	3,053,551	3,052,964	510	77
BBVA SUIZA, S.A. (BBVA SWITZERLAND)	SWITZERLAND	BANKING	39.72	60.28	100.00	58,107	1,389,221	962,365	413,096	13,760
BBVA TRADE, S.A.	SPAIN	INVESTMENT COMPANY	—	100.00	100.00	6,379	22,726	11,035	10,238	1,453
BBVA U.S. SENIOR S.A.U.	SPAIN	FINANCIAL SERVICES	100.00	—	100.00	255	1,246,670	1,246,646	124	(100)
BBVA USA BANCSHARES, INC	UNITED STATES	INVESTMENT COMPANY	100.00	—	100.00	9,264,638	8,535,261	35	8,423,668	111,558
BBVA VALORES COLOMBIA, S.A. COMISIONISTA DE BOLSA	COLOMBIA	SECURITIES DEALER	—	100.00	100.00	3,957	6,465	2,553	3,642	270
BBVA WEALTH SOLUTIONS, INC.	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	23,046	23,507	460	23,495	(448)

(*)	Information on foreign companies at exchange rate on June 30, 2011

Additional Information on Consolidated Subsidiaries composing the BBVA Group (Continued)

			% of Voting Rights			Thousands of Euros (*)
			Controlled by the Bank				Affiliate Entity Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets 30.06.11	Liabilities 30.06.11	Equity 30.06.11	Profit (Loss) 30.06.11
BILBAO VIZCAYA AMERICA B.V.	NETHERLANDS	INVESTMENT COMPANY	—	100.00	100.00	1,229,461	637,565	7	580,216	57,342
BILBAO VIZCAYA HOLDING, S.A.	SPAIN	INVESTMENT COMPANY	89.00	11.00	100.00	34,771	237,612	17,604	218,848	1,160
BLUE INDICO INVESTMENTS, S.L.	SPAIN	INVESTMENT COMPANY	100.00	—	100.00	49,106	55,068	763	54,652	(347)
C B TRANSPORT ,INC.	UNITED STATES	SERVICES	—	100.00	100.00	11,528	12,061	533	11,487	41
CAPITAL INVESTMENT COUNSEL, INC.	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	22,069	23,234	1,165	21,056	1,013
CARTERA E INVERSIONES S.A., CIA DE	SPAIN	INVESTMENT COMPANY	100.00	—	100.00	92,018	254,034	48,603	205,338	93
CASA DE BOLSA BBVA BANCOMER , S.A. DE C.V.	MEXICO	FINANCIAL SERVICES	—	100.00	100.00	59,338	79,426	20,087	46,214	13,125
CASA DE CAMBIO MULTIDIVISAS, S.A. DE C.V.	MEXICO	IN LIQUIDATION	—	100.00	100.00	167	167	—	167	—
CIA. GLOBAL DE MANDATOS Y REPRESENTACIONES, S.A.	URUGUAY	IN LIQUIDATION	—	100.00	100.00	108	172	2	170	—
CIDESSA DOS, S.L.	SPAIN	INVESTMENT COMPANY	—	100.00	100.00	12,079	12,197	117	12,064	16
CIDESSA UNO, S.L.	SPAIN	INVESTMENT COMPANY	—	100.00	100.00	4,754	879,382	122	876,087	3,173
CIERVANA, S.L.	SPAIN	INVESTMENT COMPANY	100.00	—	100.00	53,164	69,649	3,207	66,926	(484)
COMERCIALIZADORA CORPORATIVA SAC	PERU	FINANCIAL SERVICES	—	99.99	99.99	449	948	498	435	15
COMERCIALIZADORA DE SERVICIOS FINANCIEROS, S.A.	COLOMBIA	SERVICES	—	100.00	100.00	583	2,055	1,128	901	26
COMPASS ASSET ACCEPTANCE COMPANY, LLC	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	336,527	336,532	5	336,119	408
COMPASS AUTO RECEIVABLES CORPORATION	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	2,888	2,889	1	2,889	(1)
COMPASS BANCSHARES, INC.	UNITED STATES	INVESTMENT COMPANY	—	100.00	100.00	8,516,664	8,605,569	88,908	8,404,937	111,724
COMPASS BANK	UNITED STATES	BANKING	—	100.00	100.00	8,486,844	46,553,693	38,066,853	8,373,744	113,096
COMPASS CAPITAL MARKETS, INC.	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	5,250,893	5,250,894	—	5,210,823	40,071
COMPASS CUSTODIAL SERVICES, INC.	UNITED STATES	INACTIVE	—	100.00	100.00	1	1	—	1	—
COMPASS FINANCIAL CORPORATION	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	6,364	49,938	43,573	6,367	(2)
COMPASS GP, INC.	UNITED STATES	INVESTMENT COMPANY	—	100.00	100.00	32,393	40,717	8,325	32,168	224
COMPASS INVESTMENTS, INC.	UNITED STATES	INACTIVE	—	100.00	100.00	1	1	—	1	—
COMPASS LIMITED PARTNER, INC.	UNITED STATES	INVESTMENT COMPANY	—	100.00	100.00	4,552,046	4,552,452	406	4,514,851	37,195
COMPASS LOAN HOLDINGS TRS, INC.	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	53,790	55,584	1,794	53,772	18
COMPASS MORTGAGE CORPORATION	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	1,800,204	1,800,266	63	1,791,651	8,552
COMPASS MORTGAGE FINANCING, INC.	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	24	24	—	24	—
COMPASS MULTISTATE SERVICES CORPORATION	UNITED STATES	SERVICES	—	100.00	100.00	2,595	2,725	129	2,596	—
COMPASS SOUTHWEST, LP	UNITED STATES	BANKING	—	100.00	100.00	3,745,811	3,746,119	308	3,715,689	30,122
COMPASS TEXAS ACQUISITION CORPORATION	UNITED STATES	INACTIVE	—	100.00	100.00	1,566	1,581	15	1,567	(1)
COMPASS TEXAS MORTGAGE FINANCING, INC	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	24	24	—	24	—
COMPASS TRUST II	UNITED STATES	INACTIVE	—	100.00	100.00	—	1	—	1	—
COMPASS WEALTH MANAGERS COMPANY	UNITED STATES	INACTIVE	—	100.00	100.00	1	1	—	1	—
COMPAÑIA CHILENA DE INVERSIONES, S.L.	SPAIN	INVESTMENT COMPANY	100.00	—	100.00	580,314	626,286	880	623,785	1,621
COMUNIDAD FINANCIERA ÍNDICO, S.L.	SPAIN	SERVICES	—	100.00	100.00	63	55	—	61	(6)
CONSOLIDAR A.F.J.P., S.A.	ARGENTINA	PENSION FUND MANAGEMENT	46.11	53.89	100.00	2,434	19,936	15,421	7,007	(2,492)
CONSOLIDAR ASEGURADORA DE RIESGOS DEL TRABAJO, S.A.	ARGENTINA	INSURANCES SERVICES	87.50	12.50	100.00	29,491	256,597	217,872	35,213	3,512
CONSOLIDAR COMERCIALIZADORA, S.A.	ARGENTINA	FINANCIAL SERVICES	—	100.00	100.00	1,970	11,055	9,086	1,301	668
CONTENTS AREA, S.L.	SPAIN	SERVICES	—	100.00	100.00	5,251	3,369	9	5,411	(2,051)

(*)	Information on foreign companies at exchange rate on June 30, 2011
(1)	The percentage of voting rights is the result of the agreements entered into with shareholders that enable the control of the entity. The ownership percentage is 50.0%.
(2)	The percentage of voting rights is the result of the agreements entered into with shareholders that enable the control of the entity. The ownership percentage is 46.1%.

Additional Information on Consolidated Subsidiaries composing the BBVA Group (Continued)

			% of Voting Rights Controlled by the Bank			Thousands of Euros (*)
							Affiliate Entity Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets 30.06.11	Liabilities 30.06.11	Equity 30.06.11	Profit (Loss) 30.06.11
CONTINENTAL BOLSA, SDAD. AGENTE DE BOLSA, S.A.	PERU	SECURITIES DEALER	—	100.00	100.00	6,455	12,537	6,082	5,656	799
CONTINENTAL DPR FINANCE COMPANY	CAYMAN ISLANDS	FINANCIAL SERVICES	—	100.00	100.00	—	306,809	306,809	—	—
CONTINENTAL S.A. SOCIEDAD ADMINISTRADORA DE FONDOS	PERU	FINANCIAL SERVICES	—	100.00	100.00	8,738	11,381	2,642	7,468	1,271
CONTINENTAL SOCIEDAD TITULIZADORA, S.A.	PERU	FINANCIAL SERVICES	—	100.00	100.00	421	442	20	416	6
CONTRATACION DE PERSONAL, S.A. DE C.V.	MEXICO	SERVICES	—	100.00	100.00	2,816	11,897	9,082	2,561	254
CORPORACION DE ALIMENTACION Y BEBIDAS, S.A.	SPAIN	INVESTMENT COMPANY	—	100.00	100.00	138,508	165,342	1,474	163,403	465
CORPORACION GENERAL FINANCIERA, S.A.	SPAIN	INVESTMENT COMPANY	100.00	—	100.00	509,716	1,820,476	32,100	1,667,890	120,486
DESARROLLADORA Y VENDEDORA DE CASAS, S.A	MEXICO	REAL ESTATE	—	100.00	100.00	12	13	1	13	(1)
DESARROLLO URBANISTICO DE CHAMARTIN, S.A.	SPAIN	REAL ESTATE	—	72.50	72.50	52,136	92,436	20,525	71,955	(44)
DESITEL TECNOLOGIA Y SISTEMAS, S.A. DE C.V.	MEXICO	SERVICES	—	100.00	100.00	1,594	1,594	1	1,574	19
DINERO EXPRESS SERVICIOS GLOBALES, S.A.	SPAIN	FINANCIAL SERVICES	100.00	—	100.00	1,366	1,435	85	1,542	(192)
ECASA, S.A.	CHILE	FINANCIAL SERVICES	—	100.00	100.00	2,814	3,782	967	22	2,793
ECONTA GESTION INTEGRAL, S.L.	SPAIN	SERVICES	—	100.00	100.00	1,390	2,369	1,427	1,344	(402)
EL ENCINAR METROPOLITANO, S.A.	SPAIN	REAL ESTATE	—	99.01	99.01	6,155	7,260	1,054	6,184	22
EL OASIS DE LAS RAMBLAS, S.L.	SPAIN	REAL ESTATE	—	70.00	70.00	167	474	191	282	1
EMPRENDIMIENTOS DE VALOR S.A.	URUGUAY	FINANCIAL SERVICES	—	100.00	100.00	2,603	6,586	3,076	2,964	546
ENTRE2 SERVICIOS FINANCIEROS, E.F.C., S.A.	SPAIN	FINANCIAL SERVICES	—	100.00	100.00	9,139	9,537	25	9,503	9
ESPANHOLA COMERCIAL E SERVIÇOS, LTDA.	BRASIL	FINANCIAL SERVICES	100.00	—	100.00	—	813	351	3,500	(3,038)
ESTACION DE AUTOBUSES CHAMARTIN, S.A.	SPAIN	SERVICES	—	51.00	51.00	31	30	—	30	—
EUROPEA DE TITULIZACION, S.A., S.G.F.T.	SPAIN	FINANCIAL SERVICES	87.50	—	87.50	1,974	28,196	2,575	22,588	3,033
FIDEICOMISO 28991-8 TRADING EN LOS MCADOS FINANCIEROS	MEXICO	FINANCIAL SERVICES	—	100.00	100.00	2,171	2,171	—	1,956	215
FIDEICOMISO BBVA BANCOMER SERVICIOS Nº F/47433-8, S.A.	MEXICO	FINANCIAL SERVICES	—	100.00	100.00	2,358	6,574	4,217	5,111	(2,754)
FIDEICOMISO F/29763-0 SOCIO LIQUIDADOR DE OPERACIONES FINANCIERAS DERIVADAS CUENTA PROPIA	MEXICO	FINANCIAL SERVICES	—	100.00	100.00	19,450	19,800	350	18,696	754
FIDEICOMISO F/29764-8 SOCIO LIQUIDADOR DE OPERACIONES FINANCIERAS DERIVADAS CUENTA TERCEROS	MEXICO	FINANCIAL SERVICES	—	100.00	100.00	43,290	44,027	737	41,391	1,899
FIDEICOMISO HARES BBVA BANCOMER F/ 47997-2	MEXICO	REAL ESTATE	—	84.12	84.12	26,763	31,526	1,822	29,336	368
FIDEICOMISO Nº 711, EN BANCO INVEX, S.A.,INSTITUCION DE BANCA MULTIPLE, INVEX GRUPO FINANCIERO, FIDUCIARIO (FIDEIC. INVEX 1ª EMISION)	MEXICO	FINANCIAL SERVICES	—	100.00	100.00	—	99,912	97,504	3,379	(971)
FIDEICOMISO Nº 752, EN BANCO INVEX, S.A.,INSTITUCION DE BANCA MULTIPLE, INVEX GRUPO FINANCIERO, FIDUCIARIO (FIDEIC. INVEX 2ª EMISION)	MEXICO	FINANCIAL SERVICES	—	100.00	100.00	—	46,248	45,296	1,426	(474)
FIDEICOMISO Nº 781, EN BANCO INVEX, S.A.,INSTITUCION DE BANCA MULTIPLE, INVEX GRUPO FINANCIERO, FIDUCIARIO (FIDEIC. INVEX 3ª EMISION)	MEXICO	FINANCIAL SERVICES	—	100.00	100.00	—	278,241	251,439	19,599	7,203
FIDEICOMISO Nº 847, EN BANCO INVEX, S.A.,INSTITUCION DE BANCA MULTIPLE, INVEX GRUPO FINANCIERO, FIDUCIARIO (FIDEIC. INVEX 4ª EMISION)	MEXICO	FINANCIAL SERVICES	—	100.00	100.00	28	245,179	245,836	(2,214)	1,557
FIDEICOMISO Nº.402900-5 ADMINISTRACION DE INMUEBLES	MEXICO	FINANCIAL SERVICES	—	100.00	100.00	2,333	2,528	186	2,342	—
FINANCEIRA DO COMERCIO EXTERIOR S.A.R.	PORTUGAL	INACTIVE	100.00	—	100.00	51	35	—	35	—
FINANCIERA AYUDAMOS S.A. DE C.V., SOFOMER	MEXICO	FINANCIAL SERVICES	—	100.00	100.00	658	13,204	12,545	3,221	(2,562)
FINANZIA AUTORENTING, S.A.	SPAIN	SERVICES	27.13	72.87	100.00	49,879	530,563	510,609	15,469	4,485
FINANZIA, BANCO DE CREDITO, S.A.	SPAIN	BANKING	100.00	—	100.00	174,215	7,756,255	7,654,005	89,390	12,860
FORUM DISTRIBUIDORA, S.A.	CHILE	FINANCIAL SERVICES	—	51.04	51.04	7,751	112,483	102,345	8,380	1,758
FORUM SERVICIOS FINANCIEROS, S.A.	CHILE	FINANCIAL SERVICES	—	51.00	51.00	60,844	719,241	632,343	63,910	22,988
FRANCES VALORES SOCIEDAD DE BOLSA, S.A.	ARGENTINA	FINANCIAL SERVICES	—	100.00	100.00	2,181	3,527	1,346	2,079	102
FUTURO FAMILIAR, S.A. DE C.V.	MEXICO	SERVICES	—	100.00	100.00	496	1,459	964	426	69
GESTION DE PREVISION Y PENSIONES, S.A.	SPAIN	PENSION FUND MANAGEMENT	60.00	—	60.00	8,830	29,420	7,152	20,876	1,392
GESTION Y ADMINISTRACION DE RECIBOS, S.A.	SPAIN	SERVICES	—	100.00	100.00	150	2,908	1,005	1,887	16

(*)	Information on foreign companies at exchange rate on June 30, 2011
(1)	The percentage of voting rights is the result of the agreements entered into with shareholders that enable the control of the entity. The ownership percentage is 46.1%.

Additional Information on Consolidated Subsidiaries composing the BBVA Group (Continued)

			% of Voting Rights Controlled by the Bank			Thousands of Euros (*)
							Affiliate Entity Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets 30.06.11	Liabilities 30.06.11	Equity 30.06.11	Profit (Loss) 30.06.11
GOBERNALIA GLOBAL NET, S.A.	SPAIN	SERVICES	—	100.00	100.00	948	2,076	413	1,569	94
GRAN JORGE JUAN, S.A.	SPAIN	REAL ESTATE	100.00	—	100.00	110,115	514,148	457,663	58,686	(2,201)
GRANFIDUCIARIA	COLOMBIA	IN LIQUIDATION	—	90.00	90.00	—	189	129	88	(28)
GRUPO FINANCIERO BBVA BANCOMER, S.A. DE C.V.	MEXICO	FINANCIAL SERVICES	99.97	—	99.97	6,677,150	7,592,643	936	6,756,398	835,309
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.	MEXICO	SERVICES	—	66.06	66.06	4,355	22,251	15,658	9,271	(2,678)
GUARANTY BUSINESS CREDIT CORPORATION	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	25,282	26,547	1,265	25,078	204
GUARANTY PLUS HOLDING COMPANY	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	(22,873)	42,446	65,320	(22,099)	(775)
GUARANTY PLUS PROPERTIES LLC-2	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	32,300	32,329	29	32,398	(98)
GUARANTY PLUS PROPERTIES LLC-3	UNITED STATES	INACTIVE	—	100.00	100.00	1	1	—	1	—
GUARANTY PLUS PROPERTIES LLC-4	UNITED STATES	INACTIVE	—	100.00	100.00	1	1	—	1	—
GUARANTY PLUS PROPERTIES LLC-5	UNITED STATES	INACTIVE	—	100.00	100.00	1	1	—	1	—
GUARANTY PLUS PROPERTIES LLC-6	UNITED STATES	INACTIVE	—	100.00	100.00	1	1	—	1	—
GUARANTY PLUS PROPERTIES LLC-7	UNITED STATES	INACTIVE	—	100.00	100.00	1	1	—	1	—
GUARANTY PLUS PROPERTIES LLC-8	UNITED STATES	INACTIVE	—	100.00	100.00	1	1	—	1	—
GUARANTY PLUS PROPERTIES LLC-9	UNITED STATES	INACTIVE	—	100.00	100.00	1	1	—	1	—
GUARANTY PLUS PROPERTIES, INC-1	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	8,636	8,648	12	8,644	(8)
HIPOTECARIA NACIONAL MEXICANA INCORPORATED	UNITED STATES	REAL ESTATE	—	100.00	100.00	210	292	82	291	(81)
HIPOTECARIA NACIONAL, S.A. DE C.V.	MEXICO	FINANCIAL SERVICES	—	100.00	100.00	59,276	88,035	9,935	77,308	792
HOLDING CONTINENTAL, S.A.	PERU	INVESTMENT COMPANY	50.00	—	50.00	123,678	760,733	26	630,385	130,322
HOMEOWNERS LOAN CORPORATION	UNITED STATES	INACTIVE	—	100.00	100.00	7,122	7,370	248	7,200	(78)
HUMAN RESOURCES PROVIDER, INC	UNITED STATES	SERVICES	—	100.00	100.00	646,084	646,148	63	645,491	594
HUMAN RESOURCES SUPPORT, INC	UNITED STATES	SERVICES	—	100.00	100.00	644,313	644,331	19	643,866	446
IBERNEGOCIO DE TRADE, S.L.	SPAIN	SERVICES	—	100.00	100.00	5,115	7,336	—	3,688	3,648
INGENIERIA EMPRESARIAL MULTIBA, S.A. DE C.V.	MEXICO	SERVICES	—	99.99	99.99	—	—	—	—	—
INMOBILIARIA BILBAO, S.A.	SPAIN	REAL ESTATE	—	100.00	100.00	3,842	3,861	—	3,846	15
INMUEBLES Y RECUPERACIONES CONTINENTAL S.A	PERU	REAL ESTATE	—	100.00	100.00	6,137	6,936	798	5,071	1,067
INVERAHORRO, S.L.	SPAIN	INVESTMENT COMPANY	100.00	—	100.00	—	81,133	83,135	(1,580)	(422)
INVERSIONES ALDAMA, C.A.	VENEZUELA	IN LIQUIDATION	—	100.00	100.00	—	—	—	—	—
INVERSIONES BANPRO INTERNATIONAL INC. N.V.	CURACAO	IN LIQUIDATION	48.00	—	48.00	11,390	33,449	1,445	22,140	9,864
INVERSIONES BAPROBA, C.A.	VENEZUELA	FINANCIAL SERVICES	100.00	—	100.00	1,307	1,101	44	1,177	(120)
INVERSIONES P.H.R.4, C.A.	VENEZUELA	IN LIQUIDATION	—	60.46	60.46	—	24	—	24	—
INVERSORA OTAR, S.A.	ARGENTINA	INVESTMENT COMPANY	—	99.96	99.96	2,578	52,594	19	47,744	4,831
INVESCO MANAGEMENT Nº 1, S.A.	LUXEMBOURG	FINANCIAL SERVICES	—	100.00	100.00	9,753	10,689	617	9,721	351
INVESCO MANAGEMENT Nº 2, S.A.	LUXEMBOURG	FINANCIAL SERVICES	—	100.00	100.00	—	7,649	17,421	(9,302)	(470)
LIQUIDITY ADVISORS, L.P	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	838,349	840,950	2,604	831,915	6,431
MEDITERRANIA DE PROMOCIONS I GESTIONS INMOBILIARIES, S.A.	SPAIN	INACTIVE	—	100.00	100.00	1,189	1,245	48	1,192	5
MISAPRE, S.A. DE C.V.	MEXICO	FINANCIAL SERVICES	—	100.00	100.00	16,641	20,528	6,941	16,048	(2,461)
MULTIASISTENCIA OPERADORA S.A. DE C.V.	MEXICO	INSURANCES SERVICES	—	100.00	100.00	135	1,052	917	118	17
MULTIASISTENCIA SERVICIOS S.A. DE C.V.	MEXICO	INSURANCES SERVICES	—	100.00	100.00	464	2,374	1,911	369	94
MULTIASISTENCIA, S.A. DE C.V.	MEXICO	INSURANCES SERVICES	—	100.00	100.00	17,449	25,368	6,551	17,638	1,179

(*)	Information on foreign companies at exchange rate on June 30, 2011
(1)	The percentage of voting rights is the result of the agreements entered into with shareholders that enable the control of the entity. The ownership percentage is 46.1%.

Additional Information on Consolidated Subsidiaries composing the BBVA Group (Continued)

			% of Voting Rights Controlled by the Bank			Thousands of Euros (*)
							Affiliate Entity Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets 30.06.11	Liabilities 30.06.11	Equity 30.06.11	Profit (Loss) 30.06.11
OPCION VOLCAN, S.A.	MEXICO	REAL ESTATE	—	100.00	100.00	65,961	69,116	3,156	64,268	1,692
OPPLUS OPERACIONES Y SERVICIOS, S.A	SPAIN	SERVICES	100.00	—	100.00	1,067	21,834	10,903	7,812	3,119
OPPLUS S.A.C	PERU	SERVICES	—	100.00	100.00	639	1,474	722	723	29
PARTICIPACIONES ARENAL, S.L.	SPAIN	INACTIVE	—	100.00	100.00	7,597	7,616	15	7,577	24
PECRI INVERSION S.A	SPAIN	OTHER INVESTMENT COMPANIES	100.00	—	100.00	83,840	83,844	4	92,026	(8,186)
PENSIONES BANCOMER, S.A. DE C.V.	MEXICO	INSURANCES SERVICES	—	100.00	100.00	188,635	2,603,558	2,414,913	152,017	36,628
PHOENIX LOAN HOLDINGS, INC.	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	289,417	306,747	17,331	293,249	(3,833)
PI HOLDINGS NO. 1, INC.	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	67,711	68,216	505	62,371	5,340
PI HOLDINGS NO. 3, INC.	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	19,603	19,882	278	19,813	(209)
PI HOLDINGS NO. 4, INC.	UNITED STATES	INACTIVE	—	100.00	100.00	1	1	—	1	—
PORT ARTHUR ABSTRACT & TITLE COMPANY	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	1,694	1,991	298	1,699	(6)
PREMEXSA, S.A. DE C.V.	MEXICO	FINANCIAL SERVICES	—	100.00	100.00	519	1,303	630	465	208
PREVENTIS, S.A.	MEXICO	INSURANCES SERVICES	—	90.27	90.27	12,201	23,771	10,452	11,817	1,502
PRO-SALUD, C.A.	VENEZUELA	SERVICES	—	58.86	58.86	—	—	—	—	—
PROMOCION EMPRESARIAL XX, S.A.	SPAIN	INVESTMENT COMPANY	100.00	—	100.00	1,039	12,649	11,180	1,528	(59)
PROMOTORA DE RECURSOS AGRARIOS, S.A.	SPAIN	SERVICES	100.00	—	100.00	139	122	—	122	—
PROVIDA INTERNACIONAL, S.A.	CHILE	PENSION FUND MANAGEMENT	—	100.00	100.00	37,377	39,160	1,784	31,809	5,567
PROVINCIAL DE VALORES CASA DE BOLSA, C.A.	VENEZUELA	FINANCIAL SERVICES	—	90.00	90.00	1,464	6,477	4,213	2,525	(261)
PROVINCIAL SDAD.ADMIN.DE ENTIDADES DE INV.COLECTIVA, C.A.	VENEZUELA	FINANCIAL SERVICES	—	100.00	100.00	1,501	1,507	106	1,151	250
PROVIVIENDA ENTIDAD RECAUDADORA Y ADMIN.DE APORTES, S.A.	BOLIVIA	PENSION FUND MANAGEMENT	—	100.00	100.00	758	3,725	2,927	782	16
PROXIMA ALFA INVESTMENTS (UK) LLP	UNITED KINGDOM	IN LIQUIDATION	—	51.00	51.00	—	81	2,192	(2,111)	—
PROXIMA ALFA INVESTMENTS (USA) LLC	UNITED STATES	IN LIQUIDATION	—	100.00	100.00	6,668	1,192	186	1,010	(4)
PROXIMA ALFA INVESTMENTS HOLDINGS (USA) II INC.	UNITED STATES	IN LIQUIDATION	—	100.00	100.00	66	63	39	24	—
PROXIMA ALFA INVESTMENTS HOLDINGS (USA) INC.	UNITED STATES	IN LIQUIDATION	100.00	—	100.00	72	6,671	3,096	3,575	—
PROXIMA ALFA SERVICES LTD.	UNITED KINGDOM	IN LIQUIDATION	100.00	—	100.00	105	2,234	1	2,233	—
RENTRUCKS, ALQUILER Y SERVICIOS DE TRANSPORTE, S.A.	SPAIN	INACTIVE	—	98.93	98.93	8,959	31,662	24,205	8,700	(1,243)
RESIDENCIAL CUMBRES DE SANTA FE, S.A. DE C.V.	MEXICO	REAL ESTATE	—	100.00	100.00	8,760	8,856	744	8,100	12
RIVER OAKS BANK BUILDING, INC.	UNITED STATES	REAL ESTATE	—	100.00	100.00	22,535	26,704	4,170	22,682	(148)
RIVER OAKS TRUST CORPORATION	UNITED STATES	INACTIVE	—	100.00	100.00	1	1	—	1	—
RIVERWAY HOLDINGS CAPITAL TRUST I	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	216	7,178	6,963	203	12
RWHC, INC	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	502,469	503,082	614	501,221	1,247
SCALDIS FINANCE, S.A.	BELGIUM	INVESTMENT COMPANY	—	100.00	100.00	3,506	3,647	141	3,507	(1)
SEGUROS BANCOMER, S.A. DE C.V.	MEXICO	INSURANCES SERVICES	24.99	75.01	100.00	388,993	2,464,246	2,146,788	232,277	85,181
SEGUROS PROVINCIAL, C.A.	VENEZUELA	INSURANCES SERVICES	—	100.00	100.00	31,540	49,865	18,321	22,608	8,936
SERVICIOS CORPORATIVOS BANCOMER, S.A. DE C.V.	MEXICO	SERVICES	—	100.00	100.00	369	2,802	2,432	310	60
SERVICIOS CORPORATIVOS DE SEGUROS, S.A. DE C.V.	MEXICO	SERVICES	—	100.00	100.00	1,376	5,586	4,322	1,068	196
SERVICIOS EXTERNOS DE APOYO EMPRESARIAL, S.A DE C.V.	MEXICO	SERVICES	—	100.00	100.00	3,750	6,168	2,420	3,505	243
SERVICIOS TECNOLOGICOS SINGULARES, S.A.	SPAIN	SERVICES	—	100.00	100.00	4,000	12,032	11,686	176	170
SMARTSPREAD LIMITED (UK)	UNITED KINGDOM	IN LIQUIDATION	100.00	—	100.00	1	131	—	131	—
SOCIEDAD DE ESTUDIOS Y ANALISIS FINANCIERO.,S.A.	SPAIN	COMERCIAL	100.00	—	100.00	114,518	193,988	157	193,554	277

(*)	Information on foreign companies at exchange rate on June 30, 2011

Additional Information on Consolidated Subsidiaries composing the BBVA Group (Continued)

			% of Voting Rights			Thousands of Euros (*)
			Controlled by the Bank				Affiliate Entity Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets 30.06.11	Liabilities 30.06.11	Equity 30.06.11	Profit (Loss) 30.06.11
SOCIEDAD GESTORA DEL FONDO PUBLICO DE REGULACION DEL MERCADO HIPOTECARIO, S.A.	SPAIN	INACTIVE	77.20	—	77.20	138	213	67	146	—
SOCIETE INMOBILIERE BBV D’ILBARRIZ	FRANCE	REAL ESTATE	—	100.00	100.00	1,485	1,509	30	1,507	(28)
SOUTHEAST TEXAS TITLE COMPANY	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	490	672	182	489	1
SPORT CLUB 18, S.A.	SPAIN	INVESTMENT COMPANY	100.00	—	100.00	29,040	60,010	30,134	30,596	(720)
STATE NATIONAL CAPITAL TRUST I	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	325	10,704	10,378	320	6
STATE NATIONAL STATUTORY TRUST II	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	215	7,140	6,926	211	3
TEXAS LOAN SERVICES, LP.	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	834,119	834,514	393	826,822	7,299
TEXAS REGIONAL STATUTORY TRUST I	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	1,071	35,708	34,638	1,053	17
TEXASBANC CAPITAL TRUST I	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	538	17,929	17,391	529	9
TMF HOLDING INC.	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	7,183	9,811	2,629	7,022	160
TRAINER PRO GESTION DE ACTIVIDADES, S.A.	SPAIN	REAL ESTATE	—	100.00	100.00	2,886	2,944	—	2,931	13
TRANSITORY CO	PANAMA	REAL ESTATE	—	100.00	100.00	120	1,547	1,484	50	13
TUCSON LOAN HOLDINGS, INC.	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	324,160	324,238	77	319,421	4,740
TWOENC, INC	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	(1,077)	1,032	2,110	(1,077)	(1)
UNICOM TELECOMUNICACIONES S.DE R.L. DE C.V.	MEXICO	SERVICES	—	99.98	99.98	3	3	1	—	2
UNIDAD DE AVALUOS MEXICO, S.A. DE CV	MEXICO	FINANCIAL SERVICES	—	100.00	100.00	2,049	2,889	1,185	1,521	183
UNITARIA GESTION DE PATRIMONIOS INMOBILIARIOS	SPAIN	REAL ESTATE	—	100.00	100.00	2,410	2,645	5	2,632	8
UNIVERSALIDAD “E5”	COLOMBIA	FINANCIAL SERVICES	—	100.00	100.00	—	2,546	469	2,154	(77)
UNIVERSALIDAD TIPS PESOS E-9	COLOMBIA	FINANCIAL SERVICES	—	100.00	100.00	—	80,219	63,813	13,163	3,243
UNO-E BANK, S.A.	SPAIN	BANKING	67.35	32.65	100.00	174,751	1,351,640	1,235,823	105,987	9,830
URBANIZADORA SANT LLORENC, S.A.	SPAIN	INACTIVE	60.60	—	60.60	—	108	—	108	—
VALANZA CAPITAL RIESGO S.G.E.C.R. S.A. UNIPERSONAL	SPAIN	VENTURE CAPITAL	100.00	—	100.00	1,200	16,582	560	15,527	495
VIRTUAL DOC, S.L.	SPAIN	IN LIQUIDATION	—	70.00	70.00	—	402	691	(155)	(134)
VISACOM, S.A. DE C.V.	MEXICO	SERVICES	—	100.00	100.00	1,333	1,334	—	1,153	181

(*)	Information on foreign companies at exchange rate on June 30, 2011

APPENDIX III. Additional information on the jointly controlled companies accounted for using the proportionate consolidation method in the BBVA Group

			% of Voting Rights			Thousands of Euros (*)
			Controlled by the Bank				Affiliate Entity Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets 30.06.11	Liabilities 30.06.11	Equity 30.06.11	Profit (Loss) 30.06.11
ADMINISTRADORA DE SOLUCIONES INTEGRALES, S.A. (ASI,S.A.)	URUGUAY	FINANCIAL SERVICES	—	34.00	34.00	1,461	5,928	1,630	2,979	1,319
ALTURA MARKETS, SOCIEDAD DE VALORES, S.A.	SPAIN	SECURITIES DEALER	50.00	—	50.00	12,600	1,109,329	1,074,261	30,381	4,687
INVERSIONES PLATCO, C.A.	VENEZUELA	FINANCIAL SERVICES	—	50.00	50.00	11,415	32,135	9,304	24,724	(1,893)
PSA FINANCE ARGENTINA COMPAÑIA FINANCIERA, S.A.	ARGENTINA	FINANCIAL SERVICES	—	50.00	50.00	10,467	175,892	154,959	18,084	2,849
TURKIYE GARANTI BANKASI A.S AND COMPANIES COMPOSING THE TURKIYE GARANTI BANKASI GROUP	TURKEY	BANKING	25.01	—	25.01	4,342,499	62,123,718	54,545,676	7,151,688	426,354

(*)	Information on foreign companies at exchange rate on June 30, 2011
(1)	Consolidated data as of June 30, 2011 except Turkiye Garanti Bankasi and companies of the group with the last data available as of March 31, 2011.

APPENDIX IV. Additional information on investments and jointly controlled companies consolidated using the equity method in the BBVA Group

(Including the most significant entities, jointly representing 98% of all investment in this collective)

			% of Voting Rights			Thousands of Euros (*)
			Controlled by the Bank				Affiliate Entity Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets 30.06.11	Liabilities 30.06.11	Equity 30.06.11	Profit (Loss) 30.06.11
ADMINISTRADORA DE FONDOS DE CESANTIA DE CHILE, S.A.	CHILE	FINANCIAL SERVICES	—	37.80	37.80	4,411	14,806	4,784	5,797	4,225	(2)
ADQUIRA ESPAÑA, S.A.	SPAIN	SERVICES	—	40.00	40.00	2,302	11,865	6,760	5,770	(666	) (2)
ALMAGRARIO, S.A.	COLOMBIA	SERVICES	—	35.38	35.38	3,920	38,554	13,541	24,973	40	(2)
ALTITUDE SOFTWARE SGPS, S.A.(*)	PORTUGAL	SERVICES	—	31.00	31.00	10,215	21,739	13,891	6,593	1,255	(2)
AUREA, S.A. (CUBA)	CUBA	REAL ESTATE	—	49.00	49.00	3,527	8,421	811	7,485	125	(3)
BBVA ELCANO EMPRESARIAL II, S.C.R., S.A.	SPAIN	VENTURE CAPITAL	45.00	—	45.00	30,931	92,935	16,045	81,799	(4,908	) (2)
BBVA ELCANO EMPRESARIAL, S.C.R., S.A.	SPAIN	VENTURE CAPITAL	45.00	—	45.00	30,926	92,936	16,045	81,872	(4,981	) (2)
CAMARATE GOLF, S.A.(*)	SPAIN	REAL ESTATE	—	26.00	26.00	3,800	22,361	4,045	18,284	32	(3)
CHINA CITIC BANK LIMITED CNCB	CHINA	BANKING	15.00	—	15.00	3,597,132	235,923,186	221,806,430	11,689,116	2,427,640	(2)
CITIC INTERNATIONAL FINANCIAL HOLDINGS LIMITED CIFH	HONG- KONG	FINANCIAL SERVICES	29.68	—	29.68	446,885	14,607,059	12,944,212	1,563,232	99,615	(1) (2)
COMPAÑIA ESPAÑOLA DE FINANCIACION DEL DESARROLLO S.A.	SPAIN	FINANCIAL SERVICES	21.82	—	21.82	14,490	72,039	6,611	54,841	10,587	(2)
COMPAÑIA MEXICANA DE PROCESAMIENTO, S.A. DE C.V.	MEXICO	SERVICES	—	50.00	50.00	5,226	13,392	3,562	8,360	1,470	(2)
CORPORACION IBV PARTICIPACIONES EMPRESARIALES, S.A.(*)	SPAIN	INVESTMENT COMPANY	—	50.00	50.00	72,843	565,308	306,949	233,565	24,794	(1) (2)
FERROMOVIL 3000, S.L.(*)	SPAIN	SERVICES	—	20.00	20.00	5,825	622,894	594,085	28,401	408	(2)
FERROMOVIL 9000, S.L.(*)	SPAIN	SERVICES	—	20.00	20.00	4,368	393,921	372,505	20,927	488	(2)
FIDEICOMISO F/70191-2 PUEBLA (*)	MEXICO	REAL ESTATE	—	25.00	25.00	4,833	44,360	11,668	28,189	4,503	(4)
I+D MEXICO, S.A. DE C.V.(*)	MEXICO	SERVICES	—	50.00	50.00	13,862	78,461	27,874	41,374	9,213	(1) (2)
IMOBILIARIA DUQUE D'AVILA, S.A. (*)	PORTUGAL	REAL ESTATE	—	50.00	50.00	5,411	24,149	13,713	10,058	377	(3)
LAS PEDRAZAS GOLF, S.L.(*)	SPAIN	REAL ESTATE	—	50.00	50.00	7,717	66,286	49,189	27,279	(10,183	) (3)
OCCIDENTAL HOTELES MANAGEMENT, S.L.(*)	SPAIN	SERVICES	—	38.53	38.53	71,982	727,741	493,613	320,836	(86,708	) (1) (2)
PARQUE REFORMA SANTA FE, S.A. DE C.V.	MEXICO	REAL ESTATE	—	30.00	30.00	3,387	66,363	55,103	9,923	1,337	(4)
PROMOTORA METROVACESA, S.L(*).	SPAIN	REAL ESTATE	—	50.00	50.00	4,031	76,919	64,518	14,491	(2,089	) (4)
ROMBO COMPAÑIA FINANCIERA, S.A.	ARGENTINA	FINANCIAL SERVICES	—	40.00	40.00	9,415	144,127	122,842	17,236	4,049	(2)
SERVICIOS DE ADMINISTRACION PREVISIONAL, S.A.	CHILE	PENSION FUNDS MANAGEMENT	—	37.87	37.87	6,104	23,104	10,208	5,913	6,983	(2)
SERVICIOS ELECTRONICOS GLOBALES, S.A. DE C.V.	MEXICO	SERVICES	—	46.14	46.14	4,809	17,534	7,257	10,211	66	(2)
SERVICIOS ON LINE PARA USUARIOS MULTIPLES, S.A. (SOLIUM)(*)	SPAIN	SERVICES	—	66.67	66.67	4,376	9,973	6,369	3,441	162	(2)
SERVIRED SOCIEDAD ESPAÑOLA DE MEDIOS DE PAGO, S.A.	SPAIN	FINANCIAL SERVICES	20.42	0.93	21.35	7,330	153,241	75,648	36,247	41,346	(1) (2)
TELEFONICA FACTORING ESPAÑA, S.A.	SPAIN	FINANCIAL SERVICES	30.00	—	30.00	2,896	101,408	90,408	6,849	4,151	(3)
TUBOS REUNIDOS, S.A.	SPAIN	INDUSTRY	—	22.77	22.77	46,741	685,741	473,869	226,055	(14,183	) (1) (2)
VITAMEDICA S.A DE C.V.(*)	MEXICO	INSURANCES SERVICES	—	50.99	50.99	2,671	12,846	6,422	6,207	217	(1) (2)
OTHER COMPANIES			—	—	—	69,333	—	—	—	—
					TOTAL	4,501,699	254,733,669	237,618,978	14,595,325	2,519,366

(*)	Jointly controlled companies accounted for using the equity method
(**)	Data relating to the latest financial statements approved at the date of preparation of these notes to the consolidated statements

Information on foreign companies at exchange rate on reference date

(1)	Consolidated Data
(2)	Financial statement as of December 31, 2010
(3)	Financial statement as of December 31, 2009

APPENDIX V. Changes and notification of investments and divestments in the BBVA Group in the six months ended June 30, 2011

Business Combinations and Other Acquisitions or Increase of Interest Ownership in Consolidated Subsidiaries and Jointly Controlled Companies Accounted for using the Proporcionate Method

			Thousands of Euros		% of Voting Rights
Company	Type of Transaction	Activity	Price Paid in the Transactions + Expenses directly attributable to the Transactions	Fair Value of Equity Instruments issued for the Transactions	% Participation (net) Acquired in the Period	Total Voting Rights Controlled after the Transactions	Effective Date for the Transaction (or Notification Date)
CREDIT URUGUAY BANCO, S.A.	ACQUISITION	BANKING	75,595	—	100.00%	100.00%	18-1-2011
BBVA DISTRIBUIDORA DE SEGUROS S.R.L.	ACQUISITION	FINANCIAL SERVICES	75	—	100.00%	100.00%	18-1-2011
EMPRENDIMIENTOS DE VALOR S.A.	ACQUISITION	FINANCIAL SERVICES	2,603	—	100.00%	100.00%	18-1-2011
ADMINISTRADORA DE SOLUCIONES INTEGRALES, S.A. (ASI,S.A.)	ACQUISITION	FINANCIAL SERVICES	1,098	—	34.00%	34.00%	24-2-2011
TURKIYE GARANTI BANKASI A.S	ACQUISITION	BANKING	4,390,596	—	24.89%	24.89%	22-3-2011
TURKIYE GARANTI BANKASI A.S	ACQUISITION	BANKING	17,635	—	0.12%	25.01%	4-4-2011
GARANTIBANK INTERNATIONAL NV	ACQUISITION	BANKING	—	—	100.00%	100.00%	22-3-2011
GARANTI BANK SA	ACQUISITION	BANKING	—	—	100.00%	100.00%	22-3-2011
G NETHERLANDS BV	ACQUISITION	INVESTMENT COMPANY	—	—	100.00%	100.00%	22-3-2011
RALFI IFN SA	ACQUISITION	FINANCIAL SERVICES	—	—	100.00%	100.00%	22-3-2011
DOMENIA CREDIT IFN SA	ACQUISITION	FINANCIAL SERVICES	—	—	100.00%	100.00%	22-3-2011
MOTORACTIVE IFN SA	ACQUISITION	FINANCIAL SERVICES	—	—	100.00%	100.00%	22-3-2011
LEASEMART HOLDING BV	ACQUISITION	INVESTMENT COMPANY	—	—	100.00%	100.00%	22-3-2011
GARANTI HOLDING BV	ACQUISITION	INVESTMENT COMPANY	—	—	100.00%	100.00%	22-3-2011
GARANTI BANK MOSCOW	ACQUISITION	BANKING	—	—	100.00%	100.00%	22-3-2011
GARANTI FINANSAL KIRALAMA A.S.	ACQUISITION	FINANCIAL SERVICES	—	—	99.96%	99.96%	22-3-2011
GARANTI FACTORING HIZMETLERI AS	ACQUISITION	FINANCIAL SERVICES	—	—	81.84%	81.84%	22-3-2011
GARANTI EMEKLILIK VE HAYAT AS	ACQUISITION	INSURANCES SERVICES	—	—	84.91%	84.91%	22-3-2011
GARANTI YATIRIM MENKUL KIYMETLER AS	ACQUISITION	FINANCIAL SERVICES	—	—	100.00%	100.00%	22-3-2011
GARANTI PORTFOY YONETIMI AS	ACQUISITION	FINANCIAL SERVICES	—	—	100.00%	100.00%	22-3-2011
GARANTI BILISIM TEKNOLOJISI VE TIC. TAS	ACQUISITION	SERVICES	—	—	100.00%	100.00%	22-3-2011
SAFEKEEPING CUSTODY COMPANY B.V.	ACQUISITION	FINANCIAL SERVICES	—	—	100.00%	100.00%	22-3-2011
GARANTI ODEME SISTEMLERI A.S.(GÖSAS)	ACQUISITION	FINANCIAL SERVICES	—	—	99.96%	99.96%	22-3-2011
GARANTI TEKNOLOJINET ILETISIM HIZ. VE TIC. A.S. (GARANTI TEKNOLOJINET)	ACQUISITION	SERVICES	—	—	99.99%	99.99%	22-3-2011
GARANTI HIZMET YONETIMI A.S	ACQUISITION	FINANCIAL SERVICES	—	—	96.40%	96.40%	22-3-2011
GARANTI KONUT FINANSMANI DANISMANLIK HIZMETLERI AS (GARANTI MORTGAGE)	ACQUISITION	SERVICES	—	—	100.00%	100.00%	22-3-2011
GOLDEN CLOVER STICHTING CUSTODY	ACQUISITION	FINANCIAL SERVICES	—	—	100.00%	100.00%	22-3-2011
STICHTING UNITED CUSTODIAN	ACQUISITION	FINANCIAL SERVICES	—	—	100.00%	100.00%	22-3-2011
STICHTING SAFEKEEPING	ACQUISITION	INVESTMENT COMPANY	—	—	100.00%	100.00%	22-3-2011
GARANTI BROKER DE ASIGURARE SRL	ACQUISITION	FINANCIAL SERVICES	—	—	100.00%	100.00%	22-3-2011
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.	ACQUISITION	SERVICES	1,507	—	7.65%	66.06%	31-3-2011
RENTRUCKS, ALQUILER Y SERVICIOS DE TRANSPORTE, S.A.	DILUTION EFECT	FINANCIAL SERVICES	—	—	48.93%	98.93%	30-4-2011
BBVA & PARTNERS ALTERNATIVE INVESTMENT AV SA	ACQUISITION	SECURITIES DEALER	4,500	—	30.00%	100.00%	30-4-2011
BBVA BANCO FRANCES S.A.	ACQUISITION	BANKING	141	—	0.01%	76.01%	31-5-2011
GRUPO FINANCIERO BBVA BANCOMER, S.A. DE C.V.	ACQUISITION	FINANCIAL SERVICES	25	—	0.00%	99.97%	31-5-2011
FIDEICOMISO HARES BBVA BANCOMER F/47997-2	DILUTION EFECT	REAL ESTATE	—	—	3.81%	84.12%	30-6-2011

(*)	Notification realized

Disposals or Reduction of Interest Ownership in Consolidated Subsidiaries and Jointly Controlled Companies Accounted for Using the Proportionate Method

			Thousands of Euros	% of Voting Rights		Effective Date for the Transaction (or Notification Date)
Company	Type of Transaction	Activity	Profit (Loss) in the Transaction	% Participation Sold in the Period	Total Voting Rights Controlled after the Disposal

BCL INTERNATIONAL FINANCE. LTD.	LIQUIDATION	FINANCIAL SERVICES	—	100.00%	—	30-04-11
PROMOTORA RESIDENCIAL GRAN EUROPA, S.L.	LIQUIDATION	REAL ESTATE	(5)	58.50%	—	30-04-11
CREDIT URUGUAY BANCO, S.A.(1)	MERGER	BANKING	—	100.00%	—	30-04-11
CONSOLIDAR CIA. DE SEGUROS DE RETIRO, S.A.	DISPOSAL	INSURANCES SERVICES	17,421	100.00%	—	30-06-11
JARDINES DE SARRIENA, S.L.	LIQUIDATION	REAL ESTATE	34	85.00%	—	30-06-11
FIDEICOMISO MIRASIERRA BBVA-BANCOMER Nº F/70413-0	DILUTION EFECT	REAL ESTATE	—	0.13%	45.35%	30-06-11

(1)	Merger company: BBVA URUGUAY,SA
(*)	Notification realized

Business Combinations and Other Acquisitions or Increases of Interest Ownership in Consolidated Subsidiaries and Jointly Controlled Companies Accounted for Using the Proportionate Method

			Thousands of Euros		% of Voting Rights
Company	Type of Transaction	Activity	Price Paid in the Transactions + Expenses Directly Attributable to the Transactions	Fair Value of Equity Instruments Issued for the Transactions	% Participation (Net) Acquired in the Period	Total Voting Rights Controlled After the Transactions	Effective Date for the Transaction (or Notification Date)
CABAL URUGUAY, S.A.	ACQUISITION	FINANCIAL SERVICES	102	—	33.33%	33.33%	18-1-2011
REDBANC, S.A.(URUGUAY)	ACQUISITION	FINANCIAL SERVICES	22	—	28.57%	28.57%	18-1-2011
ALTITUDE SOFTWARE SGPS, S.A.	ACQUISITION	SERVICES	164	—	0.53%	31.00%	31-3-2011
SISTARBANC S.R.L.	ACQUISITION	SERVICES	22	—	20.00%	20.00%	18-1-2011
REDSYS SERVICIOS DE PROCESAMIENTO, S.L.	SPLIT	FINANCIAL SERVICES	1,344	—	16.19%	16.19%	30-4-2011
MOTORACTIVE MULTISERVICES SRL	ACQUISITION	SERVICES	—	—	100.00%	100.00%	22-3-2011
GARANTI FILO YONETIM HIZMETLERI A.S.	ACQUISITION	SERVICES	—	—	100.00%	100.00%	22-3-2011
GARANTI KULTUR AS	ACQUISITION	SERVICES	—	—	100.00%	100.00%	22-3-2011
TRIFOI REAL ESTATE SRL	ACQUISITION	REAL ESTATE	—	—	100.00%	100.00%	22-3-2011

Disposal or Reduction of Interest Ownership in Consolidated Subsidiaries and Jointly Controlled Companies Accounted for Using the Proportionate Method

			Thousands of Euros	% of Voting Rights		Effective Date for the Transaction (or Notification Date)
Company	Type of Transaction	Activity	Profit (Loss) in the Transaction	% Participation Sold in the Period	Total Voting Rights Controlled after the Disposal
HESTENAR, S.L.	LIQUIDATION	REAL ESTATE	(356)	43.34%	—	30-04-11
HESTERALIA MALAGA, S.L.	LIQUIDATION	REAL ESTATE	(16)	50.00%	—	31-05-11

Changes in other companies quoted recognize as Available-for-sale

			% Voting rights		Effective Date for the Transaction (or Notification Date)
Company	Type of Transaction	Activity	% Participation Acquired (Sold) in the Period	Totally Controlled after Transaction
REPSOL YPF, S.A.(*)	DISPOSAL	SERVICES	-1.06%	2.97%	25-1-2011
REPSOL YPF, S.A.(*)	ADQUISITION	SERVICES	0.06%	3.03%	28-1-2011
REPSOL YPF, S.A.(*)	DISPOSAL	SERVICES	-0.15%	2.93%	1-2-2011
REPSOL YPF, S.A.(*)	ADQUISITION	SERVICES	0.04%	3.02%	4-2-2011
REPSOL YPF, S.A.(*)	DISPOSAL	SERVICES	-0.95%	2.11%	21-2-2011
ACS ACTIVIDADES DE CONSTRUCCION Y SERVICIOS, S.A.(*)	DISPOSAL	SERVICES	-0.23%	2.87%	14-1-2011
ACS ACTIVIDADES DE CONSTRUCCION Y SERVICIOS, S.A.(*)	ADQUISITION	SERVICES	0.32%	3.10%	27-1-2011
SOL MELIA, S.A.(*)	DISPOSAL	SERVICES	-2.86%	1.25%	23-2-2011
REPSOL YPF, S.A.(*)	ADQUISITION	SERVICES	0.75%	3.41%	6-4-2011
REPSOL YPF, S.A.(*)	DELEGATION VOTES	SERVICES	-3.25%	0.21%	15-4-2011
REPSOL YPF, S.A.(*)	DISPOSAL	SERVICES	-2.27%	1.19%	18-4-2011
ACS ACTIVIDADES DE CONSTRUCCION Y SERVICIOS, S.A.(*)	DISPOSAL	SERVICES	-1.17%	1.99%	2-5-2011

(*)	Notifications realized

APPENDIX VI. Fully consolidated subsidiaries with more than 10% owned by non-Group shareholders as of June 30, 2011

		% of Voting Rights
		Controlled by the Bank
Company	Activity	Direct	Indirect	Total
BANCO BILBAO VIZCAYA ARGENTARIA CHILE, S.A.	BANKING	—	68.18	68.18
BANCO PROVINCIAL S.A. - BANCO UNIVERSAL	BANKING	1.85	53.75	55.60
BBVA INMOBILIARIA E INVERSIONES, S.A.	REAL ESTATE	—	68.11	68.11
DESARROLLO URBANISTICO DE CHAMARTÍN, S.A.	REAL ESTATE	—	72.50	72.50
EL OASIS DE LAS RAMBLAS, S.L.	REAL ESTATE	—	70.00	70.00
ESTACIÓN DE AUTOBUSES CHAMARTÍN, S.A.	SERVICES	—	51.00	51.00
FIDEICOMISO HARES BBVA BANCOMER F/ 47997-2	REAL ESTATE	—	84.12	84.12
FIDEICOMISO HARES BBVA BANCOMER F/ 47997-2	FINANCIAL SERVICES	—	51.04	51.04
FORUM SERVICIOS FINANCIEROS, S.A.	FINANCIAL SERVICES	—	51.00	51.00
GESTIÓN DE PREVISIÓN Y PENSIONES, S.A.	PENSION FUND MANAGEMENT	60.00	—	60.00
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.	SERVICES	—	66.06	66.06
HOLDING CONTINENTAL, S.A.	PORTFOLIO	50.00	—	50.00
INVERSIONES BANPRO INTERNATIONAL INC. N.V.	IN LIQUIDATION	48.00	—	48.00
INVERSIONES P.H.R.4, C.A.	IN LIQUIDATION	—	60.46	60.46
PRO-SALUD, C.A.	SERVICES	—	58.86	58.86
VIRTUAL DOC, S.L.	IN LIQUIDATION	—	70.00	70.00

APPENDIX VII. BBVA Group’s securitization funds

			Thousands of Euros
Securitization Fund	Company	Origination Date	Total Securitized Exposures at the Origination Date	Total Securitized Exposures as of June 30, 2011
BBVA AUTOS I FTA	BBVA, S.A.	10/2004	1,000,000	59,196
BBVA-3 FTPYME FTA	BBVA, S.A.	11/2004	1,000,023	85,224
BBVA AUTOS 2 FTA	BBVA, S.A.	12/2005	1,000,000	231,016
BBVA HIPOTECARIO 3 FTA	BBVA, S.A.	06/2005	1,450,013	290,869
BBVA-4 PYME FTA	BBVA, S.A.	09/2005	1,250,025	112,780
BBVA CONSUMO 1 FTA	BBVA, S.A.	05/2006	1,499,999	315,229
BBVA-5 FTPYME FTA	BBVA, S.A.	10/2006	1,900,022	323,304
BCL MUNICIPIOS I FTA	BBVA, S.A.	06/2000	1,205,059	137,442
2 PS RBS (ex ABN)	BBVA SDAD DE LEASING INMOBILIARIO, S.A.	09/2001	8,252	5,575
BBVA CONSUMO 2 FTA	BBVA, S.A.	11/2006	1,500,000	448,313
BBVA UNIVERSALIDAD E10	BBVA COLOMBIA, S.A.	03/2009	28,884	10,983
BBVA UNIVERSALIDAD E11	BBVA COLOMBIA, S.A.	05/2009	19,068	7,369
BBVA UNIVERSALIDAD E12	BBVA COLOMBIA, S.A.	08/2009	30,632	11,754
BBVA UNIVERSALIDAD E9	BBVA COLOMBIA, S.A.	12/2008	54,770	21,155
BBVA EMPRESAS 1 FTA	BBVA, S.A.	11/2007	1,450,002	341,029
BBVA EMPRESAS 2 FTA	BBVA, S.A.	03/2009	2,850,062	1,436,024
BBVA EMPRESAS 3 FTA	BBVA, S.A.	12/2009	2,600,011	1,543,899
BBVA EMPRESAS 4 FTA	BBVA, S.A.	07/2010	1,700,025	1,276,330
BBVA EMPRESAS 5 FTA	BBVA, S.A.	03/2011	1,250,050	1,124,699
BACOMCB 07	BBVA BANCOMER, S.A.	12/2007	155,718	97,295
BACOMCB 08	BBVA BANCOMER, S.A.	03/2008	68,020	45,389
BACOMCB 08U	BBVA BANCOMER, S.A.	08/2008	335,500	277,771
BACOMCB 08-2	BBVA BANCOMER, S.A.	12/2008	343,032	244,482
BACOMCB 09	BBVA BANCOMER, S.A.	08/2009	385,532	319,094
BBVA-FINANZIA AUTOS 1 FTA	FINANZIA BANCO DE CRÉDITO, S.A.	04/2007	800,000	243,279
GAT FTGENCAT 2005 FTA	BBVA, S.A.	12/2005	249,943	39,725
BBVA RMBS 1 FTA	BBVA, S.A.	02/2007	2,500,000	1,729,031
BBVA RMBS 2 FTA	BBVA, S.A.	03/2007	5,000,000	3,417,584
BBVA RMBS 3 FTA	BBVA, S.A.	07/2007	3,000,000	2,284,209
BBVA RMBS 4 FTA	BBVA, S.A.	11/2007	4,900,001	3,371,740
BBVA RMBS 5 FTA	BBVA, S.A.	05/2008	5,000,001	3,922,196
BBVA RMBS 6 FTA	BBVA, S.A.	11/2008	4,995,005	3,973,524
BBVA RMBS 7 FTA	BBVA, S.A.	11/2008	8,500,005	6,216,131
BBVA RMBS 9 FTA	BBVA, S.A.	04/2010	1,295,101	1,235,006
BBVA RMBS 10 FTA	BBVA, S.A.	06/2011	1,600,065	1,598,051
BBVA LEASING 1 FTA	BBVA, S.A.	06/2007	2,500,000	718,329
PEP80040F110	BANCO CONTINENTAL,S.A.	12/2007	17,663	7,066
BBVA-6 FTPYME FTA	BBVA, S.A.	06/2007	1,500,101	374,510
BBVA-7 FTGENCAT FTA	BBVA, S.A.	02/2008	250,010	82,450
BBVA-8 FTPYME FTA	BBVA, S.A.	07/2008	1,100,127	448,711
BBVA RMBS 8 FTA	BBVA, S.A.	07/2009	1,220,000	1,049,708
2 PS INTERAMERICANA	BBVA CHILE, S.A.	09/2004	12,243	5,120
2 PS INTERAMERICANA	BBVA SDAD DE LEASING INMOBILIARIO, S.A.	09/2004	19,323	8,007
BBVA CONSUMO 3 FTA	FINANZIA BANCO DE CRÉDITO, S.A.	04/2008	651,788	288,013
BBVA CONSUMO 3 FTA	BBVA, S.A.	04/2008	323,213	122,905
BBVA CONSUMO 4 FTA	FINANZIA BANCO DE CRÉDITO, S.A.	12/2009	684,530	584,942
BBVA CONSUMO 4 FTA	BBVA, S.A.	12/2009	415,470	315,080
BBVA CONSUMO 5 FTA	FINANZIA BANCO DE CRÉDITO, S.A.	12/2010	827,819	801,323
BBVA CONSUMO 5 FTA	BBVA, S.A.	12/2010	72,180	61,736
FannieMae- Lender No. 227300000	COMPASS BANK	12/2001	140,923	16,502
FannieMae- Lender No. 227300000	COMPASS SOUTHWEST	12/2001	29,295	3,430
FANNIE MAE - LENDER No. 227300027	COMPASS BANK	12/2003	4,236	1,209
FANNIE MAE - LENDER No. 227300027	COMPASS SOUTHWEST	12/2003	254,033	72,549
UNIVERSALIDAD E5	BBVA COLOMBIA, S.A.	11/2004	144,116	1,880

APPENDIX VIII. Breakdown of the outstanding subordinated debt and preferred securities issued by the Bank or entities in the Group consolidated as of June 30, 2011.

Outstanding as of June 30, 2011 of subordinated issues

	Millions of Euros
Issuer Entity and Issued Date	Currency	June 2011	December 2010	Prevailing Interest Rate as of June 30, 2011	Maturity Date
Issues in Euros
BBVA
July-96	EUR	27	27	9.37%	22-12-16
October-04	EUR	992	992	4.37%	20-10-19
February-07	EUR	297	297	4.50%	16-02-22
March-08	EUR	125	125	6.03%	03-03-33
July-08	EUR	100	100	6.20%	04-07-23
September-09	EUR	2,000	2,000	5.00%	15-10-14

Subtotal	EUR	3,541	3,541

BBVA GLOBAL FINANCE, LTD. (*)
July-99	EUR	73	73	6.35%	16-10-15
October-01	EUR	60	60	5.73%	10-10-11
October-01	EUR	40	40	6.08%	10-10-16
October-01	EUR	50	50	1.93%	15-10-16
November-01	EUR	55	55	2.08%	02-11-16
December-01	EUR	56	56	2.19%	20-12-16

Subtotal	EUR	334	334

BBVA SUBORDINATED CAPITAL, S.A.U. (*)
May-05	EUR	398	423	1.73%	23-05-17
October-05	EUR	126	126	1.61%	13-10-20
October-05	EUR	199	205	1.59%	20-10-17
October-06	EUR	803	822	1.65%	24-10-16
April-07	EUR	605	623	1.46%	03-04-17
April-07	EUR	100	100	3.65%	04-05-22
May-08	EUR	50	50	0.00%	19-05-23
July-08	EUR	20	20	6.11%	22-07-18

Subtotal	EUR	2,301	2,369

BBVA BANCOMER, S.A. de C.V.
May-07	EUR	599	601	4.80%	17-07-17

Subtotal	EUR	599	601

ALTURA MARKETS A.V., S.A.
November-07	EUR	2	2	3.43%	29-11-17

Subtotal	EUR	2	2

TURKIYE GARANTIA BANKASI, A.S.
February-09	EUR	12	—	3.50%	31-03-21

Subtotal	EUR	12

GARANTIBANK INTERNATIONAL NV
Various issues	EUR	12	—	Various	Various

Subtotal	EUR	12

Total issued in Euros		6,801	6,847

(*)	As of March 23, 2010 issues of BBVA Capital Funding, Ltd. have been assumed by BBVA Global Finance Ltd.

The issues of BBVA Subordinated Capital, S.A.U. and BBVA Global Finance, LTD. are guaranteed (secondary liability) by the Bank.

Outstanding as of June 30, 2011 of subordinated issues

	Millions of Euros
Issuer Entity and Issued Date	Currency	June 2011	December 2010	Prevailing Interest Rate as of June 30, 2011	Maturity Date
Issues in foreign currency
BBVA PUERTO RICO, S.A.
September-04	USD	35	38	1.69%	23-09-14
September-06	USD	25	28	5.76%	29-09-16
September-06	USD	21	22	0.00%	29-09-16

Subtotal	USD	81	88

BBVA GLOBAL FINANCE, LTD. (*)
December-95	USD	84	96	7.00%	01-12-25
October-95	JPY	86	92	6.00%	26-10-15

BANCO BILBAO VIZCAYA ARGENTARIA, CHILE
Various issues	CLP	583	624	Various	Various

Subtotal	CLP	583	624

BBVA BANCOMER, S.A. de C.V.
May-07	USD	345	373	6.01%	17-05-22
April-10	USD	567	670	7.25%	22-04-20
March-11	USD	863	—	6.50%	10-03-21
September-06	MXN	147	151	5.15%	18-09-14
July-08	MXN	71	73	5.45%	16-07-18
October-08	MXN	177	181	5.50%	24-09-18
December-08	MXN	162	166	5.85%	26-11-20
January-09	MXN	2	2	5.85%	26-11-20
February-09	MXN	2	2	5.85%	26-11-20
March-09	MXN	1	1	5.85%	26-11-20
April-09	MXN	1	1	5.85%	26-11-20
June-09	MXN	154	158	6.15%	07-06-19
July-09	MXN	5	5	6.15%	07-06-19
September-09	MXN	1	1	6.15%	07-06-19

Subtotal	MXN	723	741

BBVA SUBORDINATED CAPITAL, S.A.U.
October-05	JPY	172	184	2.75%	22-10-35

Subtotal	JPY	172	184

March-06	GBP	—	326		31-03-16
March-07	GBP	241	284	5.75%	11-03-18

Subtotal	GBP	241	610

RIVERWAY HOLDING CAPITAL TRUST I
March-01	USD	7	7	10.18%	08-06-31

Subtotal	USD	7	7

TEXAS REGIONAL STATUTORY TRUST I
February-04	USD	35	37	3.10%	17-03-34

Subtotal	USD	35	37

(*)	As of March 23, 2010 issues of BBVA Capital Funding, Ltd. have been assumed by BBVA Global Finance Ltd.

The issues of BBVA Subordinated Capital, S.A.U. and BBVA Global Finance, LTD. are guaranteed (secondary liability) by the Bank.

Outstanding as of June 30, 2011 of subordinated issues

	Millions of Euros
Issuer Entity and Issued Date	Currency	June 2011	December 2010	Prevailing Interest Rate as of June 30, 2011	Maturity Date
STATE NATIONAL CAPITAL TRUST I
July-03	USD	10	11	3.36%	30-09-33

Subtotal	USD	10	11

STATE NATIONAL STATUTORY TRUST II
March-04	USD	7	7	3.04%	17-03-34

Subtotal	USD	7	7

TEXASBANC CAPITAL TRUST I
July-04	USD	17	19	2.87%	23-07-34

Subtotal	USD	17	19

COMPASS BANK
March-05	USD	196	212	5.50%	01-04-20
March-06	USD	180	195	5.90%	01-04-26
September-07	USD	241	261	6.40%	01-10-17

Subtotal	USD	617	668

BBVA COLOMBIA, S.A.
August-06	COP	156	156	8.38%	28-08-11

Subtotal	COP	156	156

BBVA PARAGUAY, S.A.
Various	PYG	3	2	Various	Various
Various	USD	6	6	Various	Various

BANCO CONTINENTAL, S.A.
December-06	USD	21	22	1.72%	15-02-17
May-07	USD	14	15	6.00%	14-05-27
September-07	USD	14	15	1.62%	24-09-17
February-08	USD	14	15	6.47%	28-02-28
June-08	USD	21	22	3.11%	15-06-18
November-08	USD	14	15	2.77%	15-02-19

Subtotal		98	104

May-07	PEN	10	11	5.85%	07-05-22
June-07	PEN	16	16	3.98%	18-06-32
November-07	PEN	14	15	3.99%	19-11-32
July-08	PEN	12	13	3.24%	08-07-23
September-08	PEN	13	14	3.25%	09-09-23
December-08	PEN	8	8	4.40%	15-12-33
October-10	PEN	138	150	7.38%	15-12-33

Subtotal	PEN	211	227

TURKIYE GARANTI BANKASI, A.S.
February-07	USD	83	—	6.95%	06-02-17

Subtotal	USD	83

RALFI IFN SA
November-08	RON	1	—	7.00%	25-11-13

Subtotal	RON	1

Total issues in foreign currencies (Millions of Euros)		3,221	3,679

Outstanding as of June 30, 2011 of subordinated issues

	June 2011		December 2010
Issuer Entity and Issued Date	Currency	Amount Issued (Millions)	Currency	Amount Issued (Millions)
BBVA International, Ltd.
December-02	EUR	500	EUR	500
BBVA Capital Finance, S.A.U.
December-03	EUR	350	EUR	350
July-04	EUR	500	EUR	500
December-04	EUR	1,125	EUR	1,125
December-08	EUR	1,000	EUR	1,000
BBVA International Preferred, S.A.U.
September-05	EUR	85	EUR	85
September-06	EUR	164	EUR	164
April-07	USD	415	USD	600
July-07	GBP	35	GBP	31
October-09	EUR	645	EUR	645
October-09	GBP	278	GBP	251
Banco Provincial, S.A. - Banco Universal
October-07	VEF	—	VEF	150
November-07	VEF	—	VEF	58
Phoenix Loan Holdings Inc.
November-00	USD	17	USD	25

APPENDIX IX. Interim consolidated balance sheets held in foreign currencies as of June 30, 2011 and December 31, 2010

	Millions of Euros
June 2011	USD	Mexican Pesos	Other Foreign Currencies	Total Foreign Currencies
Assets -
Cash and balances with central banks	8,787	5,071	5,555	19,413
Financial assets held for trading	2,315	13,537	3,413	19,265
Available-for-sale financial assets	8,723	7,487	9,121	25,331
Loans and receivables	60,527	32,775	37,100	130,402
Investments in entities accounted for using the equity method	5	109	3,595	3,709
Tangible assets	817	926	868	2,611
Other assets	3,903	3,525	2,930	10,358

Total	85,077	63,430	62,582	211,089

Liabilities-
Financial liabilities held for trading	1,164	3,143	1,629	5,936
Financial liabilities at amortised cost	89,287	45,209	49,473	183,969
Other liabilities	845	6,205	2,815	9,865

Total	91,296	54,557	53,917	199,770

	Millions of Euros
December 2010	USD	Mexican Pesos	Other Foreign Currencies	Total Foreign Currencies
Assets -
Cash and balances with central banks	4,358	6,002	5,333	15,693
Financial assets held for trading	2,347	11,142	4,031	17,520
Available-for-sale financial assets	8,547	10,150	5,102	23,799
Loans and receivables	61,994	35,465	31,288	128,747
Investments in entities accounted for using the equity method	5	112	3,658	3,775
Tangible assets	804	916	655	2,375
Other assets	3,972	2,768	1,830	8,570

Total	82,027	66,555	51,897	200,479

Liabilities-
Financial liabilities held for trading	1,420	3,349	1,073	5,842
Financial liabilities at amortised cost	90,444	50,708	42,645	183,797
Other liabilities	928	5,976	2,889	9,793

Total	92,792	60,033	46,607	199,432

APPENDIX X: Information on data derived from the special accounting registry

The information required by Bank of Spain Circular 7/2010 is shown below.

a) Mortgage market policies and procedures

The Bank has express policies and procedures in place regarding its activities in the mortgage market, which provide for full compliance with applicable legislation pursuant to Royal Decree 716/2009, of 24 April, 2009 implementing certain aspects of Act 2/1981, of 25 March 1981, regulating the mortgage market and other standards of the mortgage and financial system.

The mortgage granting policy assesses the adequate ratio between the amount of the loan and the appraisal value of the mortgaged asset. If an appropriate level is not exceeded, additional collateral is required to reinforce the transaction’s hedging.

The policy also establishes that the property to be mortgaged be appraised by an independent appraisal company unrelated to the Group and authorized by the Bank of Spain. BBVA selects those whose reputation, standing in the market and independence ensure that their appraisals adapt to the market reality in each region. Each appraisal is reviewed and checked before the loan is granted by BBVA staff and, in those cases where the loan is finally granted, it is kept in the transaction’s file.

As for the ratio between the amount of the loan and the applicant’s income, applicants must in all cases prove sufficient repayment ability (present and future) to meet their repayment obligations, for both the mortgage debt and for other debts detected in the financial system, and even those from an estimate of their current expenses deduced from socio-demographic information.

The applicant’s repayment ability is a key aspect within the credit decision-making tools and retail risk acceptance manuals, and has a high weighting in the final decision. During the mortgage risk transaction analysis process, documentation supporting the applicant’s income (payroll, etc.) is required, and the applicant’s position in the financial system is checked through automated default database queries (internal and external), as well as verification in CIRBE. This information is used for calculation purposes in order to determine the level of indebtedness/compliance with the rest of the system. This documentation is kept in the transaction’s file.

As for issues related to the mortgage market, the Bank’s Finance Division annually defines the wholesale finance issue strategy, and more specifically mortgage bond issues, such as covered bonds or mortgage securitization. The Assets and Liabilities Committee (“ALCO”) tracks the budget monthly. The volume and type of assets in these transactions is determined in accordance with the wholesale finance plan, the trend of the Bank’s “Loans and receivables” outstanding balances and market conditions.

The Board of Directors authorizes each of the mortgage-based securities or loan and credit securitizations based on the agreements to issue fixed-rate debt securities approved at the General Meeting of Stockholders.

Of the total non-securitized mortgage loans and credits, the assets suitable for the issue of covered bonds must be secured by first mortgage on the freehold, and the amount of the loan may not exceed 80% of the appraisal value for home mortgages and 60% for other assets. In addition, the appraisal must be carried out by an independent appraisal company unrelated to the Group and authorized by the Bank of Spain; the loan cannot be in a default or non-performing situation; and the mortgaged property must be covered at least by a current damage insurance policy.

The Bank has set up a series of controls for the issue of mortgage-based securities, which regularly control the total volume of issued mortgage-based securities and the remaining eligible collateral. To avoid exceeding the maximum limit on issuing mortgage-backed securities set by Royal Decree 716/2009, which is 80%, the eligible collateral is suitable for issue. In the case of securitizations, the preliminary portfolio of loans and mortgage loans to be securitized is checked by the Bank’s external auditor as required by the Spanish Securities and Exchange Commission. There are also a series of filters through which some mortgage loans and credits are excluded in accordance with legal, commercial and risk concentration criteria.

b) Quantitative information on activities in the mortgage market

The quantitative information on activities in the mortgage market required by Bank of Spain Circular 7/2010 is shown below. The data for December 31, 2010 have been reworked following the clarifications regarding that Circular issued recently by the Bank of Spain to all the institutions on June 14, 2011. The main change is that the following tables have not taken into account the loans that have been subject to mobilization through mortgage transfer certificates assigned to third parties (securitizations).

b.1) Assets operations

		Millions of Euros
		June 2011	December 2010

Nominal value of outstanding loans and mortgage loans	(A)	109,512	111,660
Minus: Nominal value of all outstanding loans and mortgage loans that form part of the portfolio, but have been mobilized through mortgage bond holdings or mortgage transfer certificates.	(B)	(32,698)	(32,217)

Nominal value of outstanding loans and mortgage loans, excluding securitized loans	(A)-(B)	76,814	79,443
Of which:
Loans and mortgage loans which would be eligible if the calculation limits set forth in Article 12 of Spanish Royal Decree 716/2009 were not applied.	(C)	61,591	62,063
Minus: Loans and mortgage loans which would be eligible but, according to the criteria set forth in Article 12 of Spanish Royal Decree 716/2009, cannot be used to collateralize any issuance of mortgage bonds.	(D)	(5,148)	(5,349)
Eligible loans and mortgage loans that, according to the criteria set forth in Article 12 of Spanish Royal Decree 716/2009, can be used as collateral for the issuance of mortgage bonds	(C)-(D)	56,443	56,714

Issuance limit: 80% of eligible loans and mortgage loans that can be used as collateral	(E )	45,154	45,371

Issued mortgage bonds	(F)	37,116	34,671
Capacity to issue mortgage bonds	(E)-(F)	8,038	10,700

Memorandum items:
Percentage of overcollateralization across the portfolio		207%	229%
Percentage of overcollateralization across the eligible used portfolio		152%	164%

Nominal value of available sums (committed and unused) from all loans and mortgage loans.		1,930	2,422
Of which:
Potentially eligible		1,816	2,303
Ineligible		114	119

Nominal value of all loans and mortgage loans that are not eligible, as they do not meet the thresholds set in Article 5.1 of Spanish Royal Decree 716/2009, but do meet the rest of the eligibility requirements indicated in Article 4 of the Royal Decree.		15,224	17,379

Nominal value of the replacement assets subject to the issue of covered bonds.		—	—

	Millions of Euros
	Total mortgage loans		Elegibles (*)		Elegibles that can be used as collateral for issuances (**)
	June 2011	December 2010	June 2011	December 2010	June 2011	December 2010

By Currency	76,814	79,443	61,591	62,063	56,443	56,714
In euros	76,814	79,163	61,591	61,840	56,443	56,500
In foreign currency	—	280	—	223	—	214
By Interest Rate	76,814	79,443	61,591	62,063	56,443	56,714
Fixed rate	2,789	2,586	2,224	1,959	2,115	1,878
Floating rate	74,025	76,857	59,367	60,104	54,328	54,836
By Target of Operations	76,814	79,443	61,591	62,063	56,443	56,714
For business activity	24,327	25,486	18,300	19,197	13,225	13,886
For households	52,487	53,957	43,291	42,866	43,218	42,828
By type of guarantee	76,814	79,443	61,591	62,063	56,443	56,714
Secured by completed assets/buildings	67,154	69,103	56,033	55,923	52,875	52,837
Residential use	58,523	59,847	49,412	48,957	46,325	45,962
Commercial	8,395	9,043	6,621	6,966	6,550	6,875
Other	236	213	—	—	—	—
Secured by assets/buildings under construction	4,295	4,618	2,937	3,229	1,819	1,995
Residential use	3,786	4,111	2,551	2,843	1,443	1,620
Commercial	509	507	386	386	376	375
Other	—	—	—	—	—	—
Secured by land	5,365	5,722	2,621	2,911	1,749	1,882
Urban	2,983	3,358	1,285	1,553	660	810
Non-urban	2,382	2,364	1,336	1,358	1,089	1,072
Proforma: Secured by public housing	6,516	6,442	5,548	5,376	5,072	5,083

(*)	Not taking into account the thresholds established by Article 12 of Spanish Royal Decree 716/2009
(**)	Taking into account the thresholds established by Article 12 of Spanish Royal Decree 716/2009

	Millions of Euros
Nominal value of all outstanding loans and mortgage loans	Total mortgage loans		Elegibles (*)		Elegibles that can be used as collateral for issuances (**)
Breakdown by average residual maturity	June 2011	December 2010	June 2011	December 2010	June 2011	December 2010
Up to 10 years	15,354	15,837	11,831	12,244	10,652	10,965
10 to 20 years	21,423	21,989	19,101	19,329	18,432	18,685
20 to 30 years	26,473	27,109	22,217	22,155	19,489	19,500
Over 30 years	13,564	14,508	8,442	8,335	7,870	7,564

Total	76,814	79,443	61,591	62,063	56,443	56,714

(*)	Not taking into account the thresholds established by Article 12 of Spanish Royal Decree 716/2009
(**)	Taking into account the thresholds established by Article 12 of Spanish Royal Decree 716/2009

	Millions of Euros
	June 2011	December 2010
LTV (*) of home mortgages
Transactions with LTV up to 40%	11,274	11,276
Transactions with LTV between 40% and 60%	17,009	17,031
Transactions with LTV between 60% and 80%	23,937	26,962
Transactions with LTV over 80%	10,373	9,145

Total	62,593	64,414

LTV (*) of other mortgages
Transactions with LTV up to 40%	4,879	5,427
Transactions with LTV between 40% and 60%	4,492	4,770
Transactions with LTV over 60%	4,850	4,832

Total	14,221	15,029

(*)	LTV = Loan to Value calculated as the ratio between the total amount of the transactions and the appraisal value corresponding to the last available appraisal of the respective mortgaged assets.

	Millions of Euros
	Total mortgage loans		Elegibles (*)		Elegibles that can be used as collateral for issuances (**)
Nominal value of all outstanding loans and mortgage loans	June 2011	December 2010	June 2011	December 2010	June 2011	December 2010
Transactions rated as normal risk	71,456	74,487	58,350	59,264	54,041	54,608
Rest	5,358	4,956	3,241	2,798	2,402	2,106

Total	76,814	79,443	61,591	62,062	56,443	56,714

(*)	Not taking into account the thresholds established by Article 12 of Spanish Royal Decree 716/2009
(**)	Taking into account the thresholds established by Article 12 of Spanish Royal Decree 716/2009

b.2) Liabilities operations

The following information relates to loans and mortgage loans in accordance with Royal Decree 716/2009, April 24:

	Millions of Euros
	June 2011	December 2010
Covered bonds	37,116	34,671
Issued through public offer	32,450	27,350
issued without public offer	4,666	7,321
Mortgage transfer certificates	32,733	32,123
Issued through public offer	32,733	32,123
issued without public offer	—	—
Mortgage bonds	—	—
Mortgage participations	—	—

Total	69,849	66,795

	Millions of euros
	June 2011
Breakdown by average residual maturity	Less than 3 years	3 to 5 years	5 to 10 years	Over 10 years	Total
Covered bonds	10,800	14,370	9,540	2,406	37,116
Issued through public offer	10,000	12,500	7,950	2,000	32,450
issued without public offer	800	1,870	1,590	406	4,666
Mortgage transfer certificates	8,474	4,044	7,424	12,790	32,733
Issued through public offer	8,474	4,044	7,424	12,790	32,733
issued without public offer	—	—	—	—	—

	Millions of euros
	December 2010
Breakdown by average residual maturity	Less than 3 years	3 to 5 years	5 to 10 years	Over 10 years	Total
Covered bonds	12,168	7,870	12,259	2,374	34,671
Issued through public offer	11,000	5,500	9,250	1,600	27,350
issued without public offer	1,168	2,370	3,009	774	7,321
Mortgage transfer certificates	11,809	5,076	7,760	7,479	32,123
Issued through public offer	11,809	5,076	7,760	7,479	32,123
issued without public offer	—	—	—	—	—

The Bank holds no derivative financial instruments relating to mortgage bond issues, as defined in the aforementioned Royal Decree.

APPENDIX XI: Risks related to the developer and real-estate sector in Spain

a) Policies and strategies established by the Group to deal with risks related to the developer and real-estate sector

BBVA has teams specializing in the management of the Real Estate Sector risk, given its economic importance and specific technical component. This specialization is not only in the risk-acceptance teams, but throughout the handling, commercial, problematic management and legal aspects, and includes the Research Department, which helps determine the medium/long-term vision needed to manage this portfolio. Specialization has been increased and the management teams in the areas of recovery and the Real Estate Unit itself have been reinforced.

The portfolio management policies, established to address the risks related to the developer and real-estate sector, aims to accomplish, among others. the following objectives: to avoid concentration in terms of customers, products and regions; to estimate the risk profile for the portfolio; and to anticipate possible worsening of the portfolio.

Specific policies for analysis and admission of new developer risk transactions

In the analysis of new operations, the assessment of the commercial operation in terms of the economic and financial viability of the project has been once of the constant points that have helped ensure the success and transformation of construction land operations for our customers’ developments.

As regards the participation of the Risk Acceptance teams, they have a direct link and participate in the committees of areas such as Recoveries and the Real Estate Unit. This guarantees coordination and exchange of information in all the processes.

The following strategies have been implemented with customers: avoidance of large corporate transactions, which had already reduced their share in the years of greatest market growth; non-participation in the second-home market; commitment to public housing financing; and participation in land operations with a high level of urban development security, giving priority to land open to urban development.

Risk monitoring policies

The base information for analyzing the real estate portfolios is updated monthly. The tools used include the so-called watch-list, which is updated monthly with the progress of each client under watch, and the different strategic plans for management of special groups. There are plans that involve an intensification of the review of the portfolio for financing land, while, in the case of ongoing promotions, they are classified for monitoring purposes based on the rate of progress of the projects.

These actions have enabled the Bank to anticipate possible impairment situations, by always keeping an eye on BBVA’s position with each customer (whether or not as first creditor). In this regard, key aspects include management of the risk policy to be followed with each customer, contract review, deadline extension, improved collateral, rate review (repricing) and asset purchase.

Proper management of the relationship with each customer requires knowledge of various aspects such as the identification of the source of payment difficulties, an analysis of the company’s future viability, the updating of the information on the debtor and the guarantors (their current situation and business course, economic-financial information, debt analysis and generation of funds), and the updating of the appraisal of the assets offered as collateral.

BBVA has a classification of debtors in accordance with legislation in force in each country, usually categorizing each one’s level of difficulty for each risk.

Based on the information above, a decision is made whether to use the refinancing tool, whose objective is to adjust the structure of the maturity of the debt to the generation of funds and the customer’s payment capacity.

As for the policies relating to risk refinancing with the developer and real-estate sector, they are the same as the general policies used for all of the Group’s risks. In the developer and real estate sector, they are based on clear solvency and viability criteria for projects, with demanding terms for guarantees and legal compliance. The policy on refinancing uses outstanding risk rather than nonperforming assets, with a refinancing tool that standardizes criteria and values up to a total of 19 variables when considering any refinancing operation.

In the case of refinancing, the tools used for enhancing the Bank’s position are: the search for new intervening parties with proven solvency and initial payment to reduce the principal debt or outstanding interest; the improvement of the debt bond in order to facilitate the procedure in the event of default; the provision of new or additional collateral; and making refinancing viable with new conditions (period, rate and repayments), adapted to a credible and sufficiently verified business plan.

Policies applied in the management of real estate assets in Spain

The policy applied for managing these assets depends on the type of real-estate asset, as detailed below.

In the case of completed homes, the final aim is the sale of these homes to private individuals, thus diluting the risk and beginning a new business cycle. Here, the strategy has been to help subrogation (the default rate in this channel of business is notably lower than in any other channel of residential mortgages) and to support our customers’ sales directly, using BBVA’s own channel (BBVA Services and our branches), creating incentives for sale and including sale orders for BBVA that set out sale prices which are notably lower than initial ones. In exceptional case we have even accepted partial haircuts, with the aim of making the sale easier.

In the case of ongoing construction work, our strategy has been to help and promote the completion of the works in order to transfer the investment to completed homes. The whole developer Works in Progress portfolio has been reviewed and classified into different stages with the aim of using different tools to support the strategy. This includes the use of developer accounts-payable financing as a form of payment control, the use of project monitoring supported by the Real Estate Unit itself, and the management of direct suppliers for the works as a complement to the developer’s own management.

With respect to land, our presence at advanced stages in land development, where the vast majority of our risk is urban land, simplifies our management. Urban management and liquidity control to tackle urban planning costs are also subject to special monitoring.

b) Quantitative information on activities in the real-estate market in Spain

As of June 30, 2011 and December 31, 2010, exposure to the construction sector and real estate activities in Spain stood at €30,035 and €31,708 million, respectively. Of that amount, risk from loans to the construction sector and real estate activities accounted for €15,724 and €16,608 million, respectively, representing 8.3% and 8.9% of loans and advances to customers of the balance of business in Spain (excluding Government and other government agencies) and 2.7% and 3% of the total assets of the Consolidated Group.

Lending for Real Estate Development according to the purpose of the loans as of June 30, 2011 and December 31, 2010, is shown below:

Financing allocated to construction and real estate development and its coverage

	Millions of Euros
June 2011	Gross amount	Drawn over the guarantee value	Provision coverage
Loans recorded by the Group’s credit institutions (Business in Spain)	15,724	4,965	1,264
Of which: Impaired assets	3,815	1,506	955
Of which: Potencial problem assets	2,368	1,225	309
Memorandum item:
Total provision for currently non-impaired portfolio (Total business)			3,078
Write-offs	154

As of June 30, 2011, 30% of non-performing loans in this sector are up-to-date on payments, but have been classified as non-performing according to Appendix IX of Bank of Spain Circular 4/2004. Furthermore, substandard risk amounted to 15% of total developer risk.

Financing allocated to construction and real estate development and its coverage

	Millions of Euros
December 2010	Gross amount	Drawn over the guarantee value	Provision coverage
Loans recorded by the Group’s credit institutions (Business in Spain)	16,608	4,869	1,224
Of which: Impaired assets	3,543	1,355	893
Of which: Potencial problem assets	2,381	1,185	331
Memorandum item:
Total provision for currently non-impaired portfolio (Total business)			2,698
Write-offs	23

The drawn over the guarantee value shown in the tables above corresponds to the excess from the gross amount of each loan over the value of the real rights that, if applicable, were received as security, calculated according to Appendix IX of Circular 4.2004 of the Bank of Spain. This means that additional regulatory corrective factors ranging from 30% to 50%, based on the type of asset, have been applied to the updated appraisal values.

After applying these corrective factors, the excess value above the guarantee value, which represents the amount to be provisioned, amounted as of June 30, 2011 to €1,506 million and €1,225 million for non-performing and substandard assets, respectively (€1,355 million and €1,185 million as of December 31, 2010).

In addition, as of June 30, 2011 and December 31, 2010, specific provisions for €1,264 million and 1,224 million, respectively, were available.

As of June 30 2011 and December 31, 2010, the updated appraisal values, without applying those corrective factors, amounted to €22,455 million and €25,327 million, respectively (representing an average LTV of 70% and 65.5%, respectively), which more than covered the amounts of the debt as of June 30, 2011 and December 31, 2010.

The following is a description of the real estate credit risk based on the types of associated guarantees:

	Millions of Euros
Credit: Gross amount (Business in Spain)	June 2011	December 2010
Without secured loan	1,033	1,259
With secured loan	14,528	15,249
Terminated buildings	7,522	7,403
Homes	7,016	7,018
Other	506	385
Buildings under construction	2,870	3,531
Homes	2,764	3,320
Other	106	211
Land	4,136	4,315
Urbanized land	2,676	2,922
Rest of land	1,460	1,393
With others secured	163	100

Total	15,724	16,608

A total of 66% of loans to developers are guaranteed with buildings (62% are homes, 90% of which are first homes or public housing), and only 26% in land, of which 65% is urbanized).

The information on the retail mortgage portfolio risk as of June 30, 2011 and December 31, 2010 is as follows:

	Millions of Euros
Housing-acquisition loans to households (Business in Spain)	June 2011	December 2010
Without secured loan (gross amount)	—	—
of which: Impaired	—	—
With secured loan (gross amount)	79,461	80,027
of which: Impaired	2,461	2,324

Total	79,461	80,027

The information on the loan to value (LTV: ratio resulting from dividing the risk as of that date over the amount of the last available appraisal) of the retail mortgage portfolio risk shown above is as follows:

LTV Breakdown of secured loans to households for the purchase of a home

(Business in Spain)

	Millions of Euros
June 2011	Less than or equal to 50%	Over 50% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%
Gross amount	20,417	44,361	13,538	1,145
of which: Impaired	431	890	907	233

LTV Breakdown of secured loans to households for the purchase of a home

(Business in Spain)

	Millions of Euros
December 2010	Less than or equal to 50%	Over 50% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%
Gross amount	20,109	44,362	14,399	1,157
of which: Non-performing	413	806	903	202

Secured loans to households for the purchase of a home as of June 30, 2011 have an average LTV of 50,7% (51% as of December 31, 2010).

The breakdown of foreclosed, acquired, purchased or exchanged assets from debt from loans relating to business in Spain, as well as the holdings and financing to non-consolidated companies holding such assets:

	Millions of Euros
	June 2011			December 2010
Foreclosed assets to the consolidated Group entities (Business in Spain)	Gross Value	Provisions	Carrying Amount	Gross Value	Provisions	Carrying Amount

Real estate assets from loans to the construction and real estate development sectors in Spain.	3,986	1,278	2,708	3,259	1,045	2,214
Terminated buildings	1,097	300	797	800	202	598
Homes	756	213	543	451	110	341
Other	341	87	254	349	92	257
Buildings under construction	212	55	157	198	74	124
Homes	209	55	154	186	71	115
Other	3	—	3	12	3	9
Land	2,677	923	1,754	2,261	769	1,492
Urbanized land	1,504	540	964	1,116	392	724
Rest of land	1,173	383	790	1,145	377	768
Rest of real estate assets from mortgage financing for households for the purchase of a home	1,139	287	852	875	193	682
Rest of foreclosed real estate assets	288	120	168	204	77	127
Equity instruments, investments and financing to non-consolidated companies holding said assets	456	287	169	455	287	168

Total	5,869	1,972	3,897	4,793	1,602	3,191

As of June 30, 2011 and December 31, 2010, BBVA held a total of €3,986 million and €3,259 million, respectively, in real estate assets at gross book value, arising from finance to development companies and real estate agencies. This real estate had an average coverage of 32% on both dates, which is over the regulatory requirements.

APPENDIX XII. Glossary

Adjusted acquisition cost	The acquisition cost of the securities less accumulated amortizations, plus interest accrued, but not net of any other valuation adjustments.

Amortized cost	The amortized cost of a financial asset is the amount at which it was measured at initial recognition minus principal repayments, plus or minus, as warranted, the cumulative amount taken to profit or loss using the effective interest rate method of any difference between the initial amount and the maturity amount, and minus any reduction for impairment or change in measured value.

Assets leased out under operating lease	Lease arrangements that are not finance leases are designated operating leases.

Associates	Companies in which the Group is able to exercise significant influence, without having control. Significant influence is deemed to exist when the Group owns 20% or more of the voting rights of an investee directly or indirectly.

Available-for-sale financial assets	Available-for-sale (AFS) financial assets are debt securities that are not classified as held-to-maturity investments or as financial assets designated at fair value through profit or loss (FVTPL) and equity instruments that are not subsidiaries, associates or jointly controlled entities and have not been designated as at FVTPL.

Basic earnings per share	Calculated by dividing profit or loss attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the period

Business combination	The merger of two or more entities or independent businesses into a single entity or group of entities.

Cash flow hedges	Derivatives that hedge the exposure to variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction and could effect profit or loss.

Commissions and fees	Income and expenses relating to commissions and similar fees are recognized in the consolidated income statement using criteria that vary according to their nature. The most significant income and expense items in this connection are:
• Feed and commissions relating linked to financial assets and liabilities measured at fair value through profit or loss, which are recognized when collected.
• Fees and commissions arising from transactions or services that are provided over a period of time, which are recognized over the life of these transactions or services.
• Fees and commissions generated by a single act are accrued upon execution of that act.

Contingencies	Current obligations arising as a result of past events, certain in terms of nature at the balance sheet date but uncertain in terms of amount and/or cancellation date, settlement of which is deemed likely to entail an outflow of resources embodying economic benefits.

Contingent commitments	Possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity.

Contingent risks	Transactions through which the entity guarantees commitments assumed by third parties in respect of financial guarantees granted or other types of contracts.

Current tax assets	Taxes recoverable over the next twelve months.

Current tax liabilities	Corporate income tax payable on taxable profit for the year and other taxes payable in the next twelve months.

Debt obligations/certificates	Obligations and other interest-bearing securities that create or evidence a debt on the part of their issuer, including debt securities issued for trading among an open group of investors, that accrue interest, implied or explicit, whose rate, fixed or benchmarked to other rates, is established contractually, and take the form of securities or book-entries, irrespective of the issuer.

Deferred tax assets	Taxes recoverable in future years, including loss carryforwards or tax credits for deductions and tax rebates pending application.

Deferred tax liabilities	Income taxes payable in subsequent years.

Defined benefit commitments	Post-employment obligation under which the entity, directly or indirectly via the plan, retains the contractual or implicit obligation to pay remuneration directly to employees when required or to pay additional amounts if the insurer, or other entity required to pay, does not cover all the benefits relating to the services rendered by the employees when insurance policies do not cover all of the corresponding post- employees benefits.

Defined contribution commitments	Defined contribution plans are retirement benefit plans under which amounts to be paid as retirement benefits are determined by contributions to a fund together with investment earnings thereon. The employer’s obligations in respect of its employees current and prior years’ employment service are discharged by contributions to the fund.

Deposits from central banks	Deposits of all classes, including loans and money market operations, received from the Bank of Spain and other central banks.

Deposits from credit institutions	Deposits of all classes, including loans and money market operations received, from credit entities.

Deposits from customers	Redeemable cash balances received by the entity, with the exception of debt certificates, money market operations through counterparties and subordinated liabilities, that are not received from either central banks or credit entities. This category also includes cash deposits and consignments received that can be readily withdrawn.

Diluted earnings per share	This calculation is similar to that used to measure basic earnings per share, except that the weighted average number of shares outstanding is adjusted to reflect the potential dilutive effect of any stock options, warrants and convertible debt instruments outstanding the year. For the purpose of calculating diluted earnings per share, an entity shall assume the exercise of dilutive warrants of the entity. The assumed proceeds from these instruments shall be regarded as having been received from the issue of ordinary shares at the average market price of ordinary shares during the period. The difference between the number of ordinary shares issued and the number of ordinary shares that would have been issued at the average market price of ordinary shares during the period shall be treated as an issue of ordinary shares for no consideration. Such shares are dilutive and are added to the number of ordinary shares outstanding in the calculation of diluted earnings per share.

Early retirements	Employees that no longer render their services to the entity but which, without being legally retired, remain entitled to make economic claims on the entity until they formally retire.

Economic capital	Eligible capital for regulatory capital adequacy calculations.

Effective interest rate	Discount rate that exactly equals the value of a financial instrument with the cash flows estimated over the expected life of the instrument based on its contractual period as well as its anticipated amortization, but without taking the future losses of credit risk into consideration.

Equity	The residual interest in an entity’s assets after deducting its liabilities. It includes owner or venturer contributions to the entity, at incorporation and subsequently, unless they meet the definition of liabilities, and accumulated net profits or losses, fair value adjustments affecting equity and, if warranted, minority interests.

Equity instruments	An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities.

Equity method	The equity method is a method of accounting whereby the investment is initially recognized at cost and adjusted thereafter for the post-acquisition change in the Group’s share of net assets of the investee, adjusted for dividends received and other equity eliminations.

Exchange/translation differences	Gains and losses generated by currency trading and the differences arising on translating monetary items denominated in foreign currency to the functional currency, exchange differences on foreign currency non-monetary assets accumulated in equity and taken to profit or loss when the assets are sold and gains and losses realized on the disposal of assets at entities with a functional currency other than the euro.

Fair value	The amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction.

Fair value hedges	Derivatives that hedge the exposure of the fair value of assets and liabilities to movements in interest rates and/or exchange rates designated as a hedged risk.

Fees	See Commissions, fees and similar items

Financial guarantees	A financial guarantee contract is a contract that requires the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument, irrespective of its instrumentation. These guarantees may take the form of deposits, technical or financial guarantees, irrevocable letters of credit issued or confirmed by the entity, insurance contracts or credit derivatives in which the entity sells credit protection, among others.

Financial instrument	A financial instrument is any contract that gives rise to a financial asset of one entity and to a financial liability or equity instrument of another entity.

Financial liabilities at amortized cost	Financial liabilities that do not meet the definition of financial liabilities designated at fair value through profit or loss and arise from the financial entities’ ordinary activities to capture funds, regardless of their instrumentation or maturity.

Full consolidation

•       In preparing consolidated financial statements, an entity combines the balance sheets of the parent and its subsidiaries line by line by adding together like items of assets, liabilities and equity. Intragroup balances and transactions, including amounts payable and receivable, are eliminated in full.

•       Group entity income statement income and expense headings are similarly combined line by line into the consolidated income statement, having made the following consolidation eliminations: a) income and expenses in respect of intragroup transactions are eliminated in full. b) profits and losses resulting from intragroup transactions are similarly eliminated.

• The carrying amount of the parent’s investment and the parent’s share of equity in each subsidiary are eliminated.

Gains or losses on financial assets and liabilities, net	This heading reflects fair value changes in financial instruments - except for changes attributable to accrued interest upon application of the interest rate method and asset impairment losses (net) recognized in the income statement - as well as gains or losses generated by their sale - except for gains or losses generated by the disposal of investments in subsidiaries, jointly controlled entities and associates an of securities classified as held to maturity.

Goodwill	Goodwill acquired in a business combination represents a payment made by the acquirer in anticipation of future economic benefits from assets that are not able to be individually identified and separately recognized.

Hedges of net investments in foreign operations	Foreign currency hedge of a net investment in a foreign operation.

Held-to-maturity investments	Held-to-maturity investments are financial assets with fixed or determinable payments and fixed maturity that an entity has the positive intention and ability to hold to maturity.

Held for trading (assets and liabilities)	Financial assets and liabilities acquired or incurred principally for the purpose of selling or repurchasing them in the near term with a view to profiting from variations in their prices or by exploiting existing differences between their bid and ask prices.

This category also includes financial derivatives not qualifying for hedge accounting, and in the case of borrowed securities, financial liabilities originated by the firm sale of financial assets acquired under repurchase agreements or received on loan (“short positions”).

Impaired/doubtful/non-performing portfolio	Financial assets whose carrying amount is higher than their recoverable value, prompting the entity to recognize the corresponding impairment loss

Impaired financial assets	A financial asset is deemed impaired, and accordingly restated to fair value, when there is objective evidence of impairment as a result of one or more events that give rise to:
1. A measurable decrease in the estimated future cash flows since the initial recognition of those assets in the case of debt instruments (loans and receivables and debt securities).
2. A significant or prolonged drop in fair value below cost in the case of equity instruments.

Income from equity instruments	Dividends and income on equity instruments collected or announced during the year corresponding to profits generated by investees after the ownership interest is acquired. Income is recognized gross, i.e., without deducting any withholdings made, if any.

Insurance contracts linked to pensions	The fair value of insurance contracts written to cover pension commitments.

Inventories	Assets, other than financial instruments, under production, construction or development, held for sale during the normal course of business, or to be consumed in the production process or during the rendering of services. Inventories include land and other properties held for sale at the real estate development business.

Investment properties	Investment property is property (land or a building—or part of a building—or both) held (by the owner or by the lessee under a finance lease) to earn rentals or for capital appreciation or both, rather than for own use or sale in the ordinary course of business.

Jointly controlled entities	Companies over which the entity exercises control but are not subsidiaries are designated “jointly controlled entities”. Joint control is the contractually agreed sharing of control over an economic activity or undertaking by two or more entities, or controlling parties. The controlling parties agree to share the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. It exists only when the strategic financial and operating decisions require unanimous consent of the controlling parties.

Leases	A lease is an agreement whereby the lessor conveys to the lessee in return for a payment or series of payments the right to use an asset for an agreed period of time, a stream of cash flows that is essentially equivalent to the combination of principal and interest payments under a loan agreement.

Liabilities associated with non-current assets held for sale	The balance of liabilities directly associated with assets classified as non-current assets held for sale, including those recognized under liabilities in the entity’s balance sheet at the balance sheet date corresponding to discontinued operations.

Liabilities under insurance contracts	The technical reserves of direct insurance and inward reinsurance recorded by the consolidated entities to cover claims arising from insurance contracts in force at period-end.

Loans and advances to customers	Loans and receivables, irrespective of their type, granted to third parties that are not credit entities and that are not classified as money market operations through counterparties.

Loans and receivables	Financing extended to third parties, classified according to their nature, irrespective of the borrower type and the instrumentation of the financing extended, including finance lease arrangements where the consolidated subsidiaries act as lessors.

Minority interests	Minority interest is that portion of the profit or loss and net assets of a subsidiary attributable to equity interests that are not owned, directly or indirectly through subsidiaries, by the parent, including minority interests in the profit or loss of consolidated subsidiaries for the reporting period.

Mortgage-backed bonds	Fixed-income securities guaranteed with the mortgage loans for the issuing entity, which, in accordance with current legislation to that effect, are not subject to the issuance of mortgage bonds.

Non-current assets held for sale	A non-current asset or disposal group, whose carrying amount is expected to be realized through a sale transaction, rather than through continuing use, and which meets the following requirements:
a) it is immediately available for sale in its present condition at the balance sheet date, i.e. only normal procedures are required for the sale of the asset.
b) the sale is considered highly probable.

Other equity instruments	This heading reflects the increase in equity resulting from various forms of owner contributions, retained earnings, restatements of the financial statements and valuation adjustments.

Other financial assets/liabilities at fair value through profit or loss	• Assets and liabilities that are deemed hybrid financial assets and liabilities and for which the fair value of the embedded derivatives cannot be reliably determined.

•       These are financial assets managed jointly with “Liabilities under insurance contracts” valued at fair value, in combination with derivatives written with a view to significantly mitigating exposure to changes in these contracts’ fair value, or in combination with financial liabilities and derivatives designed to significantly reduce global exposure to interest rate risk.

These headings include customer loans and deposits effected via so-called unit- linked life insurance contracts, in which the policyholder assumes the investment risk.

Own/treasury shares	The amount of own equity instruments held by the entity.

Personnel expenses	All compensation accrued during the year in respect of personnel on the payroll, under permanent or temporary contracts, irrespective of their jobs or functions, irrespective of the concept, including the current costs of servicing pension plans, own share based compensation schemes and capitalized personnel expenses. Amounts reimbursed by the state Social Security or other welfare entities in respect of employee illness are deducted from personnel expenses.

Post-employment benefits	Retirement benefit plans are arrangements whereby an enterprise provides benefits for its employees on or after termination of service.

Property, plant and equipment/tangible assets	Buildings, land, fixtures, vehicles, computer equipment and other facilities owned by the entity or acquired under finance leases.

Proportionate consolidation method	The venturer combines and subsequently eliminates its interests in jointly controlled entities’ balances and transactions in proportion to its ownership stake in these entities.

The venturer combines its interest in the assets and liabilities assigned to the jointly controlled operations and the assets that are jointly controlled together with other joint venturers line by line in the consolidated balance sheet. Similarly, it combines its interest in the income and expenses originating in jointly controlled businesses line by line in the consolidated income statement.

Provisions	Provisions include amounts recognized to cover the Group’s current obligations arising as a result of past events, certain in terms of nature but uncertain in terms of amount and/or cancellation date.

Provision expenses	Provisions recognized during the year, net of recoveries on amounts provisioned in prior years, with the exception of provisions for pensions and contributions to pension funds which constitute current or interest expense.

Provisions for contingent exposures and commitments	Provisions recorded to cover exposures arising as a result of transactions through which the entity guarantees commitments assumed by third parties in respect of financial guarantees granted or other types of contracts, and provisions for contingent commitments, i.e., irrevocable commitments which may arise upon recognition of financial assets.

Provisions for pensions and similar obligation	Constitutes all provisions recognized to cover retirement benefits, including commitments assumed vis-à-vis beneficiaries of early retirement and analogous schemes.

Reserves	Accumulated net profits or losses recognized in the income statement in prior years and retained in equity upon distribution. Reserves also include the cumulative effect of adjustments recognized directly in equity as a result of the retroactive restatement of the financial statements due to changes in accounting policy and the correction of errors.

Securitization fund	A fund that is configured as a separate equity and administered by a management company. An entity that would like funding sells certain assets to the securitization fund, which, in turn, issues securities backed by said assets.

Share premium	The amount paid in by owners for issued equity at a premium to the shares’ nominal value.

Short positions	Financial liabilities arising as a result of the final sale of financial assets acquired under repurchase agreements or received on loan.

Subordinated liabilities	Financing received, regardless of its instrumentation, which ranks after the common creditors in the event of a liquidation.

Subsidiaries	Companies which the Group has the power to control. Control is presumed to exist when the parent owns, directly or indirectly through subsidiaries, more than one half of an entity’s voting power, unless, exceptionally, it can be clearly demonstrated that ownership of more than one half of an entity’s voting rights does not constitute control of it. Control also exists when the parent owns half or less of the voting power of an entity when there is:
• an agreement that gives the parent the right to control the votes of other shareholders;

•       power to govern the financial and operating policies of the entity under a statute or an agreement; power to appoint or remove the majority of the members of the board of directors or equivalent governing body and control of the entity is by that board or body;

• power to cast the majority of votes at meetings of the board of directors or equivalent governing body and control of the entity is by that board or body.

Substandard risk	All debt instruments and contingent risks which do not meet the criteria to be classified individually as non-performing or written-off, but show weaknesses that may entail for the entity the need to assume losses greater than the hedges for impairment of risks subject to special monitoring.

Tax liabilities	All tax related liabilities except for provisions for taxes.

Trading derivatives	The fair value in favor of the entity of derivatives not designated as accounting hedges.

Value at Risk (VaR)	Value at Risk (VaR ) is the basic variable for measuring and controlling the Group’s market risk. This risk metric estimates the maximum loss that may occur in a portfolio’s market positions for a particular time horizon and given confidence level
VaR figures are estimated following two methodologies:

- VaR without smoothing, which awards equal weight to the daily information for the immediately preceding last two years. This is currently the official methodology for measuring market risks vis-à-vis limits compliance of the risk.

- VaR with smoothing, which weights more recent market information more heavily. This is a metric which supplements the previous one.

VaR with smoothing adapts itself more swiftly to the changes in financial market conditions, whereas VaR without smoothing is, in general, a more stable metric that will tend to exceed VaR with smoothing when the markets show less volatile trends, while it will tend to be lower when they present upturns in uncertainty.

EXHIBIT I: U.S. GAAP RECONCILIATION

DIFFERENCES BETWEEN EU-IFRS REQUIRED TO BE APPLIED UNDER THE BANK OF SPAIN’S CIRCULAR 4/2004 AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND OTHER REQUIRED DISCLOSURES.

As described in Note 1, the accompanying Unaudited Interim Consolidated Financial Statements of the BBVA Group are presented in the formats stipulated by the Bank of Spain’s Circular and were prepared by applying the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004. Such formats and accounting principles vary in certain respects from those generally accepted in the United States (“U.S. GAAP”).

Following is a summary of components of the main differences between EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and U.S. GAAP:

• Net income attributed to parent company and Shareholders’ equity reconciliation between EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and U.S. GAAP	A

• Main disclosures required by U.S. accounting regulations for banks and additional disclosures required under U.S. GAAP	B

The preparation of these Unaudited Interim Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts and allocations of assets and liabilities and disclosures of contingent assets and liabilities and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimated but any difference should not be material.

IFRS 1 First-time adoption of International Financial Reporting Standards provides a number of exemptions and exceptions from full retrospective application. Net income attributed to parent company, shareholders’ equity and the reconciliation to U.S. GAAP shown below would have been different if the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 had been applied fully retrospectively.

A) NET INCOME ATTRIBUTED TO PARENT COMPANY AND SHAREHOLDERS’ EQUITY RECONCILIATION BETWEEN EU-IFRS REQUIRED TO BE APPLIED UNDER THE BANK OF SPAIN’S CIRCULAR 4/2004 AND U.S. GAAP.

Accounting practices used by the Bank in preparing the Consolidated Financial Statements conform to EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004, but do not conform to U.S. GAAP. A summarized reconciliation of shareholders’ equity as of June 30, 2011, December 31, 2010 and June 30, 2010 and net income attributed to parent company for the six months ended June 30, 2011 and 2010 to U.S. GAAP is set forth below.

The following tables set forth the adjustments to consolidated net income attributed to parent company and to consolidated shareholders’ equity which would be required if U.S. GAAP had been applied to the accompanying Unaudited Interim Consolidated Financial Statements:

	Item	Increase (Decrease)
		Six Months Ended June 30,
		2011	2010
		Millions of Euros, except per Share Data
NET INCOME
Net income for the year under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004		2,585	2,710
Net income attributed to non-controlling interests under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004		(246)	(183)
Net income attributed to parent company under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004		2,339	2,527
Adjustments to conform to U.S. GAAP:
Business combination with Argentaria	1	(6)	(11)
Valuation of assets	2	(76)	(31)
Valuation of financial instruments	3	—	—
Accounting of goodwill	4	(2)	(2)
Accounting of derivatives	6	79	(97)
Loans adjustments	7	—	—
Pension plan cost	8	(3)	(6)
Tax effect of U.S. GAAP adjustments and deferred taxation	9	(45)	41

Net income attributed to parent company in accordance with U.S. GAAP		2,286	2,421

Other comprehensive income, (loss) net of tax:
Foreign currency translation adjustments and others		(1,969)	3,519
Unrealized gains on securities:
Unrealized holding gains (losses) arising during period, net of tax		(178)	(1,515)
Derivative instruments and hedging activities		153	(647)

Comprehensive income (losses) in accordance with U.S. GAAP	10	292	3,778

Earning per share (Euros) (see Exhibit 1. A.11)		0.50	0.64

		Increase (Decrease)
	Item	As of June 30, 2011	As of December 31, 2010	As of June 30, 2010
		Millions of Euros
TOTAL EQUITY
Total equity under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004		37,643	37,475	32,852

Non-controlling interests under EU-IFRS		(1,562)	(1,556)	(1,399)

Total equity without non-controlling interests under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004		36,081	35,919	31,453

Adjustments to conform to U.S. GAAP:
Business combination with Argentaria	1	5,420	5,425	5,436
Valuation of assets	2	(1,336)	(1,260)	(1,015)
Valuation of financial instruments	3	—	—	10
Accounting of goodwill	4	3,504	3,657	3,862
Adjustments related to inflation-due to IFRS-1	5	(224)	(229)	(240)
Accounting of derivatives	6	3	(48)	(125)
Loans adjustments	7	—	—	—
Tax effect of U.S. GAAP adjustments and deferred taxation	9	(689)	(651)	(699)

Total shareholders’ equity in accordance with U.S. GAAP(*)		42,759	42,813	38,683

(*)	Under US GAAP “Shareholders’ equity” is equivalent to “Total equity” net of “Non controlling interest in subsidiaries”

The differences included in the tables above are explained in the following items:

1. Business Combination with Argentaria-

Banco Bilbao Vizcaya, S.A. and Argentaria, Caja Postal y Banco Hipotecario, S.A. (Argentaria) merged, being January 28, 2000 the date from which such merger was legally effective. According to Spanish GAAP at that date, this business combination was accounted for using the method of pooling of interest and therefore no goodwill was accounted. IFRS 1 First-time adoption of International Financial Reporting Standards grants an exemption to apply IFRS 3 Business Combinations prospectively and thus not to restate business combinations that occurred before the date of transition to IFRS, which is January 1, 2004. Therefore, this merger has been accounted for using the method of pooling of interest and no goodwill was accounted. Since the transaction did not comply with the U.S. GAAP requirements for pooling of interest method, under U.S. GAAP this business combination was accounted for using the purchase method. The excess of the fair value of the new shares issued in exchange for the Argentaria shares over the net worth of Argentaria under U.S. GAAP as of the date of the merger, was approximately €6,316 million and was calculated considering the necessary adjustments to the net worth of Argentaria as of January 28, 2000 under Spanish GAAP, as described below:

Millions of Euros
Approximate Argentaria net worth as of January 28, 2000 under Spanish GAAP	3,454

(i) Reversal of the net effect of the restatement of fixed assets and equity securities	(129)
(ii) Reduction for employees and third party loans issued to purchase shares of capital stock	(123)
(iii) Goodwill amortization adjustments	101
(iv) Up-front premium reversal	108
(v) Valuation of investment securities	1,926
(vi) Effect of adjustments to conform to U.S. GAAP for investments in affiliated Companies	(87)
(vii) Tax effect of above mentioned adjustments	(608)
(viii) Other adjustments	35

Subtotal	1,223

Approximate Argentaria net worth as of January 28, 2000 under U.S. GAAP	4,677

i. Revaluation of property and equity securities

Certain of the Spanish and foreign consolidated companies had stepped up (increased) the cost and accumulated depreciation of property and equipment and, where appropriate, the carrying values of their equity investment securities pursuant to the relevant local legislation. Also, the buildings and equity securities owned by certain of the companies in the Group, whose shareholders’ meetings adopted merger resolutions in 1991, were stepped up. Under U.S. GAAP these step ups are not permitted to be reflected in the financial statements.

ii. - Employee and other third party loans

Certain Group banks granted loans to shareholders, employees and customers for the acquisition of Argentaria, Caja Postal y Banco Hipotecario, S.A. shares. Under Spanish GAAP, these loans were recorded in the Consolidated Financial Statements under the caption “Credit, Loans and Discounts”. Under U.S. GAAP, these loans should be recorded as a reduction of total shareholders’ equity because the only recourse for collection is the shares themselves.

iii. - Goodwill

Under Spanish GAAP, the general policy of the Group was to amortize goodwill over a maximum period of 10 years. However, a different period was used to amortize goodwill in some of the subsidiaries acquired. Until 2001, for purposes of calculating the effect of applying U.S. GAAP, goodwill arising on acquisitions was amortized in 10 years. Since July 2001, as required by ASC 350, goodwill is no longer amortized.

Additionally, in 1998 and as a result of the merger, goodwill from Banco Exterior de España, S.A. was fully written off for Spanish GAAP purposes. Until June 2001, under U.S. GAAP this goodwill was amortized over the estimated economic life as there was no economic or fair value basis for the impairment made under Spanish GAAP. Since July 2001, as required by ASC 350, goodwill is no longer amortized.

iv. - Up-front premium reversal

In 1998 the Bank arranged hedging transactions for which it paid a premium, which was recorded under the “Extraordinary Losses” caption in the income statement for 1998, to mitigate the adverse effect of the negative spread that arise between the average return on the mortgage loans financed by certain mortgage bonds and the fixed interest rates of such mortgage bonds. Under U.S. GAAP, the premium was recognized at inception as an asset, amortized over the life of the hedging transaction and that upon adoption of ASC 815, the derivative has been recorded at fair value through income, as it does not qualify for hedge accounting under U.S. GAAP.

v. - Valuation of investment securities

Under ASC 320-10-35-1b, available-for-sale securities shall be measured at fair value and the unrealized holding gains and losses shall be reported in “Other comprehensive income”.

vi. - Investments in affiliated companies

Under Spanish GAAP, investments in non-consolidated listed affiliated companies owned over 3% and in non-consolidated unlisted affiliated companies owned over 20% were recorded by the equity method. Under U.S. GAAP investments in affiliated companies over 20% but less than 50% are accounted for by the equity method and those exceeding 50% by the consolidation method. Listed investments of less than 20% are accounted for at market value.

The excess of the fair value of the new shares issued in exchange for the Argentaria shares over the net worth of Argentaria, was allocated to the following specific items:

2000	Millions of Euros
Net lending	611
Investment securities-held to maturity	306
Premises and equipment	129
Other assets and liabilities	(113)
Long term debt	(173)
Tax effect	(220)
Goodwill	5,776

6,316

For U.S. GAAP purposes, BBVA amortizes the excess of the fair value assigned to the specific items over their remaining economic life. The amortization of the excess allocated to specific assets and liabilities was €6 million (net of tax) and €11 million (net of tax) for the six months ended June 30, 2011, 2010, respectively.

Until December 31, 2001 BBVA amortized the goodwill on a straight line basis over a period of 25 years. Since January, 2002 BBVA stopped the amortization of the remaining goodwill pursuant to ASC 350, and it has been assigned to different reporting units and tested for impairment as described in Note 2.2.8. As of June 30, 2011 goodwill was €5,333 million.

The adjustment to total shareholders’ equity, that reflects both effects, was €5,420 million, €5,425 million and 5,436 as of June 30, 2011, December 31, 2010, and June 30, 2010, respectively.

2. Valuation of assets-

This adjustment basically relates to the following:

•	Revaluation of property

As described in Note 29.3 of the Unaudited Interim Consolidated Financial Statements, certain of the Spanish and foreign consolidated companies restated the cost and accumulated depreciation of property and equipment pursuant to the relevant legislation.

Fixed asset depreciation is computed on that restated value and the total amount charged to income is deductible for corporate income tax purposes. In addition, results on sales or dispositions of fixed assets are determined as the difference between the selling price and the net restated value.

Under U.S. GAAP these revaluations are not permitted to be reflected in the financial statements.

The amounts of the adjustments indicated below have been calculated to reflect the reversal of the additional depreciation on the revalued property and equipment (€2 million and €2 million as of June 30, 2011, 2010, respectively) and the additional income that would have resulted if the Group had not restated the fixed assets that have been sold (€0 million and €7 million for the six months ended June 30, 2011, and 2010, respectively). The adjustment to total shareholders’ equity reflects the reversal of the unamortized revaluation surplus (a decrease of €121 million, €123 million and €127 million as of June 30, 2011, December 31, 2010 and June 30, 2010, respectively).

•	Valuation of property

In accordance with the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004, certain property and equipment items were revalued and, therefore, this value was used as deemed cost on January 1, 2004 taking into consideration that, at the date of the revaluation, this deemed cost was comparable to fair value.

Under U.S. GAAP, these adjustments to the deemed cost are not permitted due to the fact that they do not reflect an actual impairment.

Consequently, there is an adjustment in the reconciliation to U.S. GAAP to reflect in the income statement the additional depreciation on the revalued property and equipment (€2 million and €2 million for the six months ended June 30, 2011 and 2010, respectively) and the additional income (losses) related to property and equipment with different book value under U.S. GAAP which have been sold (losses of €4 million as of June 30, 2011). The adjustment to total shareholders’ equity reflects the reversal of the adjustments to the attributed cost (an increase of €55 million, €61 million and €63 million as of June 30, 2011 December 31, 2010 and June 30, 2010, respectively).

•	Sale and leaseback of fixed assets

In 2011 (through June 30), 2010 and 2009, the Bank sold 4, 164 and 971 of properties, respectively, in Spain to investors not related to BBVA Group for a total sale price of €79, €404 million and €1,263 million at market prices, respectively, without making funds available to the buyers to pay the price of these transactions.

At the same time the Bank signed long-term operating leases with these investors on the aforementioned properties for periods of 10, 15, 20, 25 or 30 years (according to the property) and renewable.

The sale agreements also established call options for each of the properties at the termination of each of the lease agreements so that the Bank can repurchase these properties. The repurchasing price of these call options will be the market value as determined by an independent expert. Therefore, the Group made a gross profit of €67 and €273, recognized under the heading “Gains (losses) in non-current assets held for sale not classified as discontinued operations” in the consolidated income statements as of June 30, 2011 and as of December 31, 2010.

Under EU-IFRS (IAS 17), we accounted for this transaction as a sale and lease-back because of:

•

We considered that there is no reasonable certainty that the repurchase option will be exercised, because it is at fair value, and there are no other indicators that we expect would economically force us to exercise the repurchase option; and

•

We completed an analysis of the other main factors of the transaction and concluded that the lease agreements had the characteristics of operating leases, the sale price and lease payments were at fair value so, in effect, there had been a normal sale transaction and the gain on the sale of the properties was recognized immediately in the consolidated statement of income.

Under U.S. GAAP (ASC 840-40-25-13) this transaction does not qualify as a sale and lease-back because the existence of a repurchase option of the properties at fair value implies a continuing involvement of the seller-lessee and, consequently, the transaction cannot be considered as a sale.

Accordingly, in order to account for the transaction in conformity with the financing method under ASC 840-40-25-13, we have made an adjustment to:

- undo the sale, place the properties under repurchase agreement back in the accounting books (€409 million as of June 30, 2011, €404 million as of December 31, 2010 and €308 million as of June 30, 2010) and continue to depreciate them for the six months period ended June 30, 2011, the year 2010 and for the six months ended June 30, 2010 (€5 million, €11 million and €4 million, respectively);

- eliminate the profit on sale (€67 million of income as of the date of the transaction in 2011 , €273 million of income for the year ended December 31, 2010 and 33 million of income for the six months ended June 30, 2010) and create a liability for the total amount of the cash received; and

- reclassify the operating leases rental payments incurred by the Group (€68 million for the six months period ended June 30, 2011, €113 million for the year 2010 and €44 million for the six months ended June 30, 2010) as interest expense.

3. Valuation of financial instruments-

Group’s criteria of accounting for such securities are described in Note 2.2.1. The recognition, measurement and disclosure criteria included in IAS 32 and 39, were applied retrospectively to January 1, 2004 (the date of transition to the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004). Certain debt securities were recognized at fair value of that date under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 through total shareholders’ equity. Therefore as of June 30, 2010, there is an adjustment in the reconciliation of shareholders’ equity to U.S. GAAP to reflect the reversal of the adjustments to the fair value. As of June 30, 2011, such debt securities were amortizated and for that reason there is no adjustment in the reconciliation to US GAAP that affected shareholders’ equity for that concept.

4. Accounting of goodwill-

The breakdown of this adjustment is as follows:

	Shareholders’ equity			Net Income Attributed to Parent Company
	As of June 30, 2011	As of December 31, 2010	As of June 30, 2010	As of June 30, 2011	As of June 30, 2010
	Millions of Euros
Goodwill previous to IFRS1	981	981	981	—	—
Reversal of Step Acquisition	2,547	2,704	2,779	—	—
Step Acquisition of BBVA Bancomer	(1,190)	(1,194)	(1,202)	(1)	(1)
Adquisition and impairment of Compass	1,093	1,182	1,287	(1)	(1)
Others	73	(16)	18	—	—

Adjustment 4 in reconciliation to U.S. GAAP	3,504	3,657	3,862	(2)	(2)

The main reasons that generate a difference between EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and U.S. GAAP in goodwill are the following:

•	Adjustments related to goodwill previous to IFRS 1

The item “Goodwill previous to IFRS 1” refers to certain impairments or amortizations of goodwill accounted for under Spanish GAAP previous to the date of adoption of IFRS-1. These impairments or amortizations were not acceptable under U.S. GAAP because they did not satisfy the ASC 350 requirements. Therefore, there is an adjustment in the reconciliation of shareholders’ equity to U.S. GAAP to reflect the reversal of these impairments and amortizations of goodwill recorded prior to January 1, 2004.

•	Reversal of step acquisition

Investments acquired subsequent to obtaining control over a company (i.e. transactions involving the purchase of equity interests from minority shareholders) were treated as “equity transactions”. The amount of goodwill recorded under prior GAAP, as of January 1, 2004, transition date to the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004, was recorded on the transactions performed after control was obtained. These amounts were charged to “non-controlling interests” and the surplus amount was charged to total shareholders’ equity.

Under U.S. GAAP, these acquisitions are accounted for using the “purchase method” and, consequently, there is an adjustment in the reconciliation to U.S. GAAP to reflect the reversal of goodwill recorded prior to January 1, 2004, and the increase of shareholders’ equity.

•	Step Acquisition of BBVA Bancomer

On March 20, 2004, BBVA completed the tender offer on 40.6% of the capital stock of Grupo Financiero BBVA Bancomer, S.A. de C.V. (“Bancomer”). The final number of shares presented in the offer and accepted by BBVA was 3,660,295,210, which represent 39.45% of the capital stock of Bancomer. Following the acquisition of these shares through the tender offer, the ownership interest held by BBVA in the capital of Bancomer was 98.88%. Lastly, as of December 31, 2006, as a result of the purchase of shares subsisting in the market, BBVA’s holding in Bancomer increased to 99.96%.

BBVA Bancomer, S.A. de C.V. has been consolidated by Group BBVA since July 2000, when the merger of Grupo Financiero BBV-Probursa, S.A. de C.V. (a wholly-owned subsidiary of BBVA) and Grupo Financiero BBVA Bancomer, S.A. de C.V. was carried out.

Since March 20, 2004 the BBVA Group’s consolidated income statement reflected a decrease in “Non-controlling interests” caption related to the business combination described above while the rest of consolidated income statement’s captions did not change because Bancomer was already a fully consolidated company before the acquisition of non controlling interest.

The cash paid for the acquired entity was €3,324 million. In connection with this business combination there are no contingent payments, options, or commitments specified in the acquisition agreement.

Under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004, the business combination is registered as equity transaction and no amounts were allocated to assets or liabilities of the company acquired.

Under U.S. GAAP, after allocating the purchase price to all acquired assets and assumed liabilities of the company acquired, the goodwill was €1,060 million. The entire amount of goodwill was allocated to the Mexico reporting unit. This unit is included in the “Mexico” segment. The reconciliation of the net worth acquired and the fair value of the assets and liabilities acquired for purposes of U.S. GAAP was as follows:

Millions of Euros
Net Worth Adquired	1,207
Investment securities	(32)
Net loans and leases	622
Permises and equipment	(28)
Intangible assets	970
Other assets	189
Time deposits	(124)
Long term debt	(50)
Other liabilities	(490)

Fair value under U.S.GAAP	2,264

The identified intangible assets were related to “core deposits”, which were calculated according to the purchase method and were amortized over a period of 40 months. As of June 30, 2011, all core deposits are amortized. Additionally, the allocated amount of net loans and leases were amortized over a weighted-average period of 3 years.

The “Other liabilities” caption includes basically temporary differences arising from different accounting and tax values of assets and liabilities allocated in the acquisition. Because the amounts allocated to certain assets are non deductible under Spanish Tax Law, additional goodwill and the corresponding deferred tax liabilities have been considered under U.S. GAAP.

Since Bancomer was consolidated by Group BBVA as of July 1, 2000, there are no purchased research and development assets that were acquired and written off.

•	Acquisition of Compass

On February 16, 2007, BBVA entered into a definitive agreement to acquire 100% of the share capital of Compass. On September 7, 2007, BBVA completed the acquisition.

Under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004, the amount of goodwill was calculated at the date in which BBVA obtained the control (September 7, 2007). Under US GAAP, EITF Issue No. 99-12, Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination provides guidance on the measurement date to be used in a business combination. EITF 99-12 specifies that the value of acquirer´s marketable equity securities issued to effect a purchase business combination should be determinated, pursuant to the guidance in paragraph 22 of FASB Statement No. 141 (ACS 805-20), Business Combinations, based on the market price of the securities over a reasonable period of time before and after the terms of the acquisition are agreed to and announced. The date of measurement of the value of the acquirer´s marketable equity securities should not be influenced by the need to obtain shareholder or regulatory approvals. In addition, paragraph 7 of Issue 2 of ASC 805 states that the measurement date is the earliest date, from the date the terms of the acquisition are agreed to and announced to the date of financial applications of the formula do not result in a change in the number of shares or the amount of other consideration. According to this BBVA considered the announcement date (February 16, 2007) as the measurement date under US GAAP. Consequently, there is an adjustment in the reconciliation to U.S. GAAP to reflect the different amount of goodwill.

This difference resulted in a reconciling item to shareholders’ equity (an increase of €384 million, €415 million and €452 million as of June 30, 2011, December 31, 2010 and June 30, 2010, respectively).

•	Goodwill impairment test

As indicated in Note 2.2.8 of the Unaudited Interim Consolidated Financial Statements, the Group performed the goodwill impairment test under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004.

In accordance with the applicable accounting guidance under U.S.GAAP, the Group performs annual tests to identify potential impairment of goodwill. The tests are required to be performed annually and more frequently if events or circumstances indicate a potential impairment may exist. In the first step (“step one”) of the impairment test, the Group compares the fair value of each reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, the second step of the impairment test is required to be performed to measure the amount of impairment loss, if any. The second step (“step two”) of the impairment test compares the implied fair value of goodwill attributed to each reporting unit to the carrying amount of that goodwill. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination; the Group allocates the fair value determined in the step one for the Reporting Unit (RU) to all of the assets and liabilities of that unit as if the reporting unit had been acquired in business combination. If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.

As of June 30, 2011 and 2010, there were no losses due to impairments under US GAAP.

As of December 31, 2009, the results of the goodwill impairment test under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 estimated impairment losses of €1,097 million in the United States Cash-Generating Unit (“CGU”) which were recognized under “Impairment losses on other assets (net) - Goodwill and other tangible assets” in the income statement for 2009. The impairment loss of this unit is attributed to the significant decline in economic and credit conditions in the states in which the Group operates in the United States. The valuations were verified by an independent expert, not the Group’s statutory auditor.

Under U.S.GAAP, the Group tested its identified Reporting Units for impairment as of December 31, 2009. This test indicated a goodwill impairment of €385 million within the United States reporting unit; accordingly, the Group recorded this goodwill impairment charges in 2009. The impairment recognized in the United States Reporting Unit is attributed to the decrease in revenues caused by the significant decline in U.S. economic conditions.

Both the step one fair values of the reporting units and the step two allocations of the fair values of the reporting units’ assets and liabilities are based upon management’s estimates and assumptions. Although management has used the estimates and assumptions it believes to be most appropriate in the circumstances, it should be noted that even relatively minor changes in certain valuation assumptions used in management’s calculations would result in significant differences in the results of the impairment tests.

There is a difference in the impairment test of goodwill because under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 there is no step two as required by U.S.GAAP. This difference resulted in a reconciling item to the Net income for the year ended December 31, 2009. This adjustment reflected the reversal of the excess of charges in 2009 to the United States Reporting Unit’s goodwill amounted to €711 million as of December 31, 2009 (€767 million and €653 as of December 31, 2009 and June 30, 2011, respectively, due to the different exchange rates)

Under U.S. GAAP, the BBVA Group’s goodwill assigned to each Reporting Unit as of June 30, 2011, December, 31, 2010 and June 30, 2010 for impairment test purposes are the following:

	As of June 30, 2011	As of December 31, 2010	As of June 30, 2010
	Millions of Euros
The United States	6,450	6,975	7,596
Spain and Portugal	4,282	4,282	4,294
Mexico	2,570	2,636	2,772
Wholesale Banking & Global Markets	1,491	1,489	1,489
Pension in South América	270	294	276
Chile	111	121	114
Colombia	235	236	257
Other Reporting Units	16	13	12

Total	15,424	16,047	16,810

5. Adjustments related to inflation-due to IFRS-1

After the transition date to the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004, which is January 1, 2004, none of the functional currencies of the consolidated subsidiaries and associates and their branches located abroad relate to hyperinflationary economies, except for Venezuela which is discussed in Item 16 below. Accordingly, excluding Venezuela, as of June 30, 2011, December 31, 2010 and June 30, 2010 it was not necessary to adjust the financial statements of any of the consolidated subsidiaries or associates to correct for the effect of inflation.

In accordance to the exemption provided by IFRS 1 First-time Adoption of International Financial Reporting Standards, the cumulative effect of inflation recorded prior to January 1, 2004 (transition date to EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004) mainly relating to items of property, plant and equipment has not been removed. Therefore, the previous GAAP restated amounts have been used as deemed cost of property, plant and equipment as of the transition date.

Under U.S. GAAP, in prior years the financial statements of operating units in a highly inflationary economy were remeasured as if the functional currency of the operating unit were the same as that of the parent reporting currency. For the purposes of this requirement, a highly inflationary economy is one that has cumulative inflation of approximately 100 percent or more over a 3 year period. None of the countries where BBVA owned subsidiaries are currently highly inflationary countries, except Venezuela.

The adjustment reflects the reversal of the credits to shareholders’ equity arising from inflation registered in subsidiaries established in “non highly inflationary economies” (decrease of €224 million, €229 million and €240 million as of June 30, 2011, December 31, 2010 and June 30, 2010, respectively).

6. Accounting of derivatives-

As of June 30, 2011, the main differences between IAS 39 and ASC 815 that have resulted in reconciling items to net income and shareholders’ equity between IFRS and U.S. GAAP were as follows:

•	Fair value option

The EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 allows for the designation of a financial asset or a financial liability as held at fair value through the profit or loss if one of the criteria described in IAS 39 is met.

ASC 320 allows for the designation of a financial asset or a financial liability as held for trading only if these are acquired and held primarily for resale in the near term to make a profit from short-term movements in market prices.

As of June 30, 2011, December 31, 2010 and June 30, 2010, we maintained certain financial assets and financial liabilities registered at fair value through the profit or loss under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 which did not meet the conditions to be designated as financial asset or financial liability held for trading under ASC 320. With the adoption of ASC 815-15-25 those financial assets and financial liabilities meet the conditions to be designated as financial asset or financial liability held for trading. However, ASC 815-15-25 not allow retrospective application and for that reason we maintain an adjustment in the reconciliation to U.S. GAAP to reflect in the net income attributable to parent company (an increase of €28 million and €4 million for the six months ended June 30, 2011 and 2010, respectively) and shareholders’ equity (a decrease of €65 million, a decrease of €67 million and a increase of €71 million as of June 30, 2011, December 31, 2010, and June 30, 2010, respectively).

•	Retrospective application

As of December 31, 2003, in accordance with Spanish GAAP, certain fair value hedges of fixed income securities and cash flow hedges of exchange rate risk were considered to be speculative in our U.S. GAAP reconciliation adjustment, since the required documentation was not available at the date on which the aforementioned hedges were designated as such.

As of January 1, 2004, the transition date to the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004, these transactions continued to be designated as hedges, since they met all the requirements for hedge accounting.

As of December 31, 2004, in accordance with U.S. GAAP the Group maintained the criteria established in prior years and considered these transactions to be speculative, which accounted for a portion of the reconciliation adjustment for derivatives and hedges.

Consequently, there is an adjustment in the reconciliation to U.S. GAAP to reflect in the net income (a decrease of €3 million and an increase of €15 million for the six months ended June 30, 2011 and 2010, respectively) and in shareholders’ equity (an increase of €57 million, an increase of €62 million and an increase of €64 million as of June 30, 2011, December 31, 2010 and June 30, 2010, respectively) the speculative nature of these transactions under U.S. GAAP.

•	Macro hedges

The EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 allows for the designation of a fixed-interest deposit portfolio as a hedged item in a macro-hedge under IAS 39 (see note 15 of the Unaudited Interim Consolidated Financial Statements) . Under US GAAP those macro hedges are not allowed.

Consequently, there is an adjustment to reverse these macro hedges under U.S. GAAP. This difference resulted in a reconciling item to net income (an increase of €54 million and a decrease of €118 million as of June 30, 2011 and 2010, respectively) and shareholders’ equity (an increase of €11 million, a decrease of €44 million and €118 million as of June 30, 2011, December 31, 2010 and June 30, 2010, respectively).

•	Other disclosures

The fair value of derivatives that afforded hedge accounting treatment under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 but did not qualify as hedges under U.S. GAAP as of June 30, 2011 December 31, 2010, and June 30, 2010 amounted positive to €252 million, €281 million and €470 million, respectively.

The fair value of derivatives that afforded hedge accounting treatment under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and qualify as hedges under U.S. GAAP as of June 30, 2011, December 31, 2010 and June 30, 2010 amounted to €981 million, €1,618 million and €1,924 million, respectively.

7. Loans adjustments-

We described in Note 2.2.1.b of the Unaudited Interim Consolidated Financial Statements, our methodology to estimate the “Allowance for loan losses” under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004. The “Allowance for loan losses” under U.S. GAAP is calculated by using our internal risk models based on our historical experience.

Given the increase in past-due loans beginning in mid-2007 as a result of the economic crisis, during 2008 our best estimate for the impairment of the loan portfolio required a provision for loan losses under U.S. GAAP of €3,956 million, which was €1,152 million higher than the provision required to be recorded under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004.

For this reason, we included an adjustment in the reconciliation of net income attributed to parent company in 2008 which resulted in a decrease of €1,152 million in net income attributed to parent company in accordance with U.S. GAAP.

As a result of the foregoing, as of December 31, 2008, the “Allowance for loan losses” under U.S. GAAP was very similar to the “Allowance for loan losses” under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004: €7,412 million under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 versus €7,384 million under U.S. GAAP.

As of June 30, 2011 and December 31, 2010, there is no significant difference in the balance of “Allowance for loan losses” under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and U.S. GAAP; for that reason there is no adjustment in the reconciliation to US GAAP that affected net income attributed to parent company statement and shareholders’ equity for that concept.

8. Pension plan cost-

Under U.S. GAAP, the Group recognized the actuarial gains or losses in the income statement for the year when these losses have been incurred instead of using the corridor approach.

Under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004, as we mentioned in Note 2.2.12 in the accompanying Consolidated Financial Statements, the Group recognizes the actuarial gains or losses arising on certain defined benefit post-employment commitments directly under the heading “Reserves”

For this reason, we have included an adjustment in the reconciliation of net income attributed to parent company for the six months ended June 30, 2011 and 2010 which resulted in a decrease of €3 million and €6 million in net income attributed to parent company in accordance with U.S. GAAP.

9. Tax effect of U.S. GAAP adjustments and deferred taxation-

The previous adjustments to net income attributed to parent company and shareholders’ equity do not include their related effects on corporate tax (except for the adjustments mentioned in Item 1, part of Item 4 and Item 5), which are disclosed under “Tax effect of U.S. GAAP adjustments and deferred taxation” item in the respective reconciliation statements.

As described in Note 2.2.10 of the Unaudited Interim Consolidated Financial Statements deferred tax assets and liabilities include temporary differences measured at the amount expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities and their tax bases, and tax loss and tax credit carryforwards. These amounts are measured at the tax rates that are expected to apply in the year when the asset will be realized or the liability settled.

As a result of the application of ASC 740-10, Accounting for Income Taxes, the timing differences originated by the revaluation of property and equity securities and by certain provision for coverage of loan losses have been reversed.

On July 13, 2006, the FASB issued ASC 740-10. This statement was issued to provide additional guidance and clarification on accounting for uncertainty in income tax positions. The interpretation prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of tax positions, as well as increased disclosure requirements with regards to uncertain tax positions.

This interpretation of ASC 740-10 uses a two-step approach wherein a tax benefit is recognized if a position is more likely than not to be sustained. The amount of the benefit is then measured to be the highest tax benefit which is greater than fifty percent likely to be realized. ASC 740 also sets out disclosure requirements to enhance transparency of an entity’s tax reserves.

As a result of the application of ASC 740-10, the Group recorded an increase of €1 million and €4 million in net income attributed to parent company as of June 30, 2011 and June 30, 2010, respectively. Consequently, ASC 740-10 provokes a decrease of €79 million, €80 million and €74 million in shareholders’ equity as of June 30, 2011, December 31, 2010 and June 30, 2010, respectively.

The Group is currently under audit by taxing authorities in major taxing jurisdictions around the world. It is thus reasonably possible that changes in the gross balance of unrecognized tax benefits may occur within the next 12 months (an estimate of the range of such gross changes cannot be made), but the Group does not expect such audits to result in amounts that would cause a significant change to its effective tax rate.

ASC 740-10 requires providing a valuation allowance when it is more likely than not that some portion of the deferred tax asset will not be realized. As of June 30, 2011 and 2010 the valuation allowance was €19 million.

As required by ASC 740-10, the effects of the change in Spanish tax laws were included in income (see Note 21.3 of the Unaudited Interim Consolidated Financial Statements).

The following is a reconciliation of the income tax provision under IFRS to that under U.S. GAAP:

	Six Months Ended June 30,
	2011	2010
	Millions of Euros
Income tax provision under IFRS	558	941
Tax effect of U.S. GAAP adjustments and deferred taxation	(51)	(47)

Income tax provision under U.S. GAAP	507	894

The following is a reconciliation of the deferred tax assets and liabilities recorded under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and those that should be recorded under ASC 740-10:

	As of June 30, 2011		As of December 31, 2010		As of June 30, 2010
	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets	Deferred Tax Liabilities
	Millions of Euros
As reported under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004	5,299	(1,569)	5,442	(1,591)	5,753	(1,647)
Less-
Timing differences recorded under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and reversed in the reconciliation to U.S. GAAP	(467)	(434)	(467)	(434)	(503)	(418)

Tax effect of the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 to U.S. GAAP reconciliation adjustments	—	—	—	—	—	—

Plus-
Tax effect of the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 to U.S. GAAP reconciliation adjustments	333	(41)	377	(49)	346	(59)

As reported under ASC 740 (gross)	5,165	(2,044)	5,352	(2,074)	5,596	(2,124)

Valuation reserve	(19)	—	(19)	—	(19)	—

As reported under ASC 740 (net)	5,146	(2,044)	5,333	(2,074)	5,577	(2,124)

The following is an analysis of deferred tax assets and liabilities as of June 30, 2011, December 31, 2010 and June 30, 2010 estimated in accordance with U.S. GAAP:

	As of June 30, 2011	As of December 31, 2010	As of June 30, 2010
	Millions of Euros
Deferred Tax assets
Investments, derivatives and other	1,784	1,889	1,940
Loan loss reserves	1,612	1,648	1,876
Unrealized losses on securities pension liability	1,393	1,405	1,459
Fixed assets	365	392	293
Net operating loss carryforward	12	17	25
Goodwill	—	2	2
Total deferred tax assets	5,165	5,352	5,596

Valuation reserve	(19)	(19)	(19)

Net tax asset	5,146	5,333	5,577

Deferred tax liabilities
Unrealized gains on securities pension liability	—	(67)	(35)
Investments and derivatives	(1,023)	(1,195)	(307)
Fixed assets	(109)	(179)	(101)
Goodwill	(434)	(433)	(460)
Other	(479)	(199)	(1,222)

Total deferred tax liabilities	(2,045)	(2,074)	(2,124)

Reconciliation between the federal statutory tax rate and the effective income tax rate is as follows:

	As of June 30,
	2011	2010
	Percentages (%)
Corporate income tax at the standard rate	30.00	30.00
Decrease arising from permanent differences	(14.73)	(4.02)
Adjustments to the provision for prior years’ corporate income tax and other taxes	2.48	(0.22)
Income tax provision under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004	17.75	25.76
Tax effect of U.S. GAAP adjustments and deferred taxation under ASC 740	(1.58)	(0.25)

Income tax provision under U.S. GAAP	16.17	25.51

10. Other Comprehensive Income-

ASC 220-10, Reporting Comprehensive Income establishes standards for disclosing information related to comprehensive income and its components in a full set of general-purpose financial statements.

Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners.

The accumulated balances of other comprehensive income as of June 30, 2011, December 31, 2010 and June 30, 2010 were as follows:

	Foreign Currency Translation Adjustments and Others	Unrealized Gains on Securities	Derivative Instruments and Hedging Activities	Total Other Comprehensive Income
	Millions of Euros
Balance as of June 30, 2010	(2,724)	498	(174)	(2,400)

Changes in the second half 2010	(1,734)	(165)	116	(1,783)

Balance as of December 31, 2010	(4,458)	333	(58)	(4,183)

Changes in the first half 2011	(1,969)	(178)	153	(1,994)

Balance as of June 30, 2011	(6,427)	155	95	(6,177)

Taxes allocated to each component of other comprehensive income as of June 30, 2011 and 2010 were as follows:

	Six Months Ended June 30, 2011			Six Months Ended June 30, 2010
	Before Tax Amount	Tax Expense or Benefit	Net of Tax Amount	Before Tax Amount	Tax Expense or Benefit	Net of Tax Amount
	Millions of Euros
Foreign Currency Translations Adjustment	(1,969)	—	(1,969)	3,519	—	3,519
Unrealized Gains/(Losses) on Securities	(231)	53	(178)	(1,969)	454	(1,515)
Derivatives Instruments and Hedging Activities	199	(46)	153	(842)	194	(648)

Other Comprehensive Income	(2,001)	7	(1,994)	708	649	1,357

11. Earnings per share-

ASC 260, Earnings per Share, specifies the computation, presentation and disclosure requirements for earnings per share (EPS).

Basic earnings per share is computed by dividing income available to common shareholders (the numerator) by the weighted-average number of common shares outstanding (the denominator), which may include contingently issuable shares where all necessary conditions for issuance have been satisfied. Diluted earnings per share include the determinants of basic earnings per share and, in addition, give effect to dilutive potential common shares that were outstanding during the period.

The computation of basic and diluted earnings per share for the six months ended June 30, 2011 and 2010 is presented in the following table:

	For the Six Months Ended June 30,
	2011	2010 (**)
	Millions of Euros, except per Share Data
Numerator for basic earnings per share:
Income available to common shareholders (IFRS) (*)	2,373	2,562
Income available to common shareholders (U.S. GAAP)	2,286	2,421
Numerator for diluted earnings per share:
Income available to common shareholders (IFRS) (*)	2,373	2,562
Income available to common shareholders (U.S. GAAP)	2,320	2,456
Denominator for basic earnings per share
IFRS (*)	4,716,554,928	4,113,676,526
U.S. GAAP	4,551,602,570	3,757,568,470
Denominator for diluted earnings per share
IFRS (*)	4,716,554,928	4,113,676,526
U.S. GAAP	4,793,808,700	3,970,299,921

IFRS (*)
Basic earnings per share (Euros)	0.50	0.62
Diluted earnings per share (Euros)	0.50	0.62
U.S. GAAP
Basic earnings per share (Euros)	0.50	0.64
Diluted earnings per share (Euros)	0.48	0.62

(*)	EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004. The presentation and disclosure requirements for earnings per share (EPS) under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 is presented in Note 5 of the Unaudited Interim Consolidated Financial Statements.
(**)	Restated according ASC 260-10-55-3.

12. ASC 810- Consolidation of Special Purpose Entities -

We arranged the issuance of preferred shares using special purpose vehicles (See Note 23.4.3.2 of the Unaudited Interim Consolidated Financial Statements). Our preferred security transactions are based on the following model:

•

We are the sponsor in the issuance of certain debentures by special purpose vehicles (SPEs) (the issuer of preference shares) that we incorporated and for which we hold 100% of the common stock and voting rights.

The SPEs issue preferred securities to 3rd party investors. The terms of the preferred securities are issued in perpetuity with fixed dividend coupon and can be called by the SPEs.

•

The SPEs lend both the proceeds raised from the preferred securities and the common stock back to us through intercompany loans with fixed maturities and fixed interest rate similar to that the dividend coupon on the preferred securities issued by the SPEs. Consequently, the SPEs use the cash received from interest payments on BBVA loans to pay dividends to the preferred securities holders.

•	We guarantee the dividend payments on the preferred securities.

We consolidated the SPEs under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 according to SIC 12 as we controlled them. However, under U.S. GAAP, BBVA does not consolidate the special purpose vehicle (issuer) as we have concluded that we are not the primary beneficiary as considered by ASC 810 for the reasons described below.

We as sponsor of the issuer of the preference shares neither have a significant residual interest held since our common shares are not viewed as equity at risk as our investment is returned back to us through the intercompany loan, nor the loan payable to the special purpose vehicle would be considered variable interests since they assume variability. Additionally, the fact that BBVA unconditionally guarantees the trust preferred securities is not relevant, since BBVA is guaranteeing its own obligations.

Under U.S. GAAP we consider the investments in the common stock of this class of special purpose vehicles as equity-method investees.

As a result of the deconsolidation of the SPEs, the loans received from the SPEs are presented as financial liabilities under U.S. GAAP.

Consequently, the deconsolidation of the entities described in Note 23.4.3.2 of the Unaudited Interim Consolidated Financial Statements, has no impact on shareholders’ equity or net income attributed to parent company under U.S. GAAP.

13. Other Accounting Standards effective in 2011-

•	ASU No.2009-13 Revenue Recognition (ASC 605-25) - Multiple-Deliverable Revenue Arrangements

This ASU provides amendments to the criteria in Subtopic 605-25 for separating consideration in multiple-derivable arrangements to establish a selling price hierarchy for determining the selling price of a deliverable. The selling price used for each deliverable will be based on vendor- specific objective evidence if available, third-party evidence if vendor- specific objective evidence is not available, or estimated selling price if neither vendor- specific objective evidence nor third- party evidence is available.

The amendments eliminate the residual method of allocation and require that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. The ASU also requires that a vendor determine its best estimate of selling price in a manner that is consistent with that used to determine the price to sell the deliverable on a standalone basis.

The Update is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with early adoption permitted. The adoption of this new statement did not have a significant effect in our results of operations, financial position or cash flows.

•	ASU No.2009-14 Software (ASC 985-605) - Certain Revenue Arrangements That Include Software Elements

This ASU changes the accounting model for revenue arrangements that include both tangible products and software elements. Tangible products containing software components and nonsoftware components those functions together to deliver the tangible product’s essential functionality are no longer within the scope of the software revenue guidance in subtopic 958-605. Additionally, the amendments establish that if an undelivered element relates to a deliverable within the scope of Subtopic 985-605 and a deliverable excluded from the scope of Subtopic 985-605, the undelivered element shall be bifurcated into a software deliverable and a nonsoftware deliverable.

The Update is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with early adoption permitted. A vendor is required to adopt the amendments in the same period using the same transition method that it uses to adopt the amendments in Update 2009-13 Revenue Recognition (ASC 605-25) - Multiple-Deliverable Revenue Arrangements. The adoption of this new statement did not have a significant effect in our results of operations, financial position or cash flows.

•

ASU 2010-13 Compensation—Stock Compensation (Topic 718)–Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades

This ASU amends Topic 718 to clarify that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity.

The amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The amendments in this Update should be applied by recording a cumulative-effect adjustment to the opening balance of retained earnings. Earlier application is permitted. The adoption of this new statement did not have a significant effect in our results of operations, financial position or cash flows.

•	ASU 2010-15 Financial Services—Insurance (Topic 944)–How Investments Held through Separate Accounts Affect an Insurer’s Consolidation Analysis of Those Investments

This ASU amendmends Subtopic 944-80 Financial Services–Insurance–Separate Accounts to clarify that:

•

An insurance entity should not consider any separate account interests held for the benefit of policy holders in an investment to be the insurer’s interests and should not combine those interests with its general account interest in the same investment when assessing the investment for consolidation, unless the separate account interests are held for the benefit of a related party policy holder as defined in the Variable Interest Subsections of Subtopic 810-10 Consolidation-Overall and those subsections require the consideration of related parties.

•	For the purpose of evaluating whether the retention of specialized accounting for investments in consolidation is appropriate, a separate account arrangement should be considered a subsidiary.

•

An insurer is not required to consolidate an investment in which a separate account holds a controlling financial interest if the investment is not or would not be consolidated in the standalone financial statements of the separate account.

This ASU also provides guidance on how an insurer should consolidate an investment fund in situations in which the insurer concludes that consolidation is required.

The amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2010. Early adoption is permitted. The amendments in this Update should be applied retrospectively to all prior periods upon the date of adoption. The adoption of this new statement did not have a significant effect in our results of operations, financial position or cash flows.

•	ASU 2010-17 Revenue Recognition—Milestone Method (Topic 605)–Milestone Method of Revenue Recognition

This ASU amends Topic 605 to determine when it may be appropriate to apply the milestone method of revenue recognition for research or development transactions. The amendments establish that a vendor can recognize consideration that is contingent upon achievement of a milestone in its entirety as revenue in the period in which the milestone is achieved only if the milestone meets all criteria to be considered substantive.

A milestone should be considered substantive in its entirety and may not be bifurcated. Whether a milestone is substantive has to be determined at the inception of the arrangement and the following criteria should be met for a milestone to be considered substantive:

•

Be commensurate with either a)The vendor’s performance to achieve the milestone, or b)The enhancement of the value of the item delivered as a result of a specific outcome resulting from the vendor’s performance to achieve the milestone

•	Relate solely to past performance

•	Be reasonable relative to all deliverables and payment terms in the arrangement.

An arrangement may include more than one milestone, and each milestone should be evaluated separately to determine whether the milestone is substantive. Accordingly, an arrangement may contain both substantive and nonsubstantive milestones.

A vendor’s decision to use the milestone method of revenue recognition for transactions within the scope of the amendments in this Update is a policy election. Other proportional revenue recognition methods also may be applied as long as the application of those other methods does not result in the recognition of consideration in its entirety in the period the milestone is achieved.

The amendments in this Update are effective on a prospective basis for milestones achieved in fiscal years, and interim periods within those years, beginning on or after June 15, 2010. Early adoption is permitted. A vendor may elect, but is not required, to adopt the amendments in this Update retrospectively for all prior periods. The adoption of this new statement did not have a significant effect in our results of operations, financial position or cash flows.

•	ASU 2010-28 Intangibles—Goodwill and Other (Topic 350) When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts

Under Topic 350 on goodwill and other intangible assets, testing for goodwill impairment is a two-step test. When a goodwill impairment test is performed (either on an annual or interim basis), an entity must assess whether the carrying amount of a reporting unit exceeds its fair value (Step 1). If it does, an entity must perform an additional test to determine whether goodwill has been impaired and to calculate the amount of that impairment (Step 2).

The amendments in this Update modify Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that impairment may exist.

For public entities, the amendments in this Update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. Early adoption is not permitted. Any resulting goodwill impairment should be recorded as a cumulative-effect adjustment to beginning retained earnings in the period of adoption. Any goodwill impairments occurring after the initial adoption of the amendments should be included in earnings. The adoption of this new statement did not have a significant effect in our results of operations, financial position or cash flows.

•	ASU 2010-29 Business Combinations (Topic 805) Disclosure of Supplementary Pro Forma Information for Business Combinations

This ASU amends Topic 805 to clarify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only.

The amendments also expand the supplemental pro forma disclosures under Topic 805 to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings.

The amendments in this Update are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Early adoption is permitted. The adoption of this new statement did not have a significant effect in our results of operations, financial position or cash flows.

14. New Accounting Standards issued but not yet effective as of June 30, 2011

•	ASU 2010-26 Financial Services—Insurance (Topic 944) Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts

This ASU amends Topic 944 to clarify which costs relating to the acquisition of new or renewal insurance contracts qualify for deferral, and specify that the following costs incurred in the acquisition of new and renewal contracts should be capitalized:

1.	Incremental direct costs of contract acquisition. Incremental direct costs are those costs that result directly from and are essential to the contract transaction(s) and would not have been incurred by the insurance entity had the contract transaction(s) not occurred.

2.	Certain costs related directly to the following acquisition activities performed by the insurer for the contract:

a.	Underwriting

b.	Policy issuance and processing

c.	Medical and inspection

d.	Sales force contract selling.

The costs related directly to those activities include only the portion of an employee’s total compensation (excluding any compensation that is capitalized as incremental direct costs of contract acquisition) and payroll-related fringe benefits related directly to time spent performing those activities for actual acquired contracts and other costs related directly to those activities that would not have been incurred if the contract had not been acquired.

3.	Advertising costs should be included in deferred acquisition costs only if the capitalization criteria in the direct-response advertising guidance in Subtopic 340-20, Other Assets and Deferred Costs—Capitalized Advertising Costs, are met.

The amendments in this Update should be applied prospectively for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2011. Retrospective application to all prior periods presented upon the date of adoption also is permitted, but not required. Early adoption is permitted, but only at the beginning of an entity’s annual reporting period. The Bank does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.

•	ASU 2011-01 Receivables (Topic 310 ) Deferral of the Effective date of Disclosures about Troubled Debt Restructurings in Update No. 2010-20

ASU 2011-01 defers the effective date of ASU 2010-20 for the new disclosures about troubled debt restructurings for public entities so that they are effective for the first interim or annual period beginning on or after June 15, 2011 and should be applied retrospectively to the beginning of the annual period of adoption. For purposes of measuring impairment of receivables newly considered impaired, an entity should apply the amendments prospectively for the first interim or annual period beginning on or after June 15, 2011. Early adoption is permitted.

The deferred disclosures about troubled debt restructurings require an entity to provide the following information:

•	The nature and extent of troubled debt restructurings that occurred during the period by class of financing receivables and their effect on the allowance for credit losses

•

The nature and extent of financing receivables modified as troubled debt restructurings within the previous 12 months the defaulted during the reporting period by class of financing receivables and their effect on the allowance for credit losses

The Bank does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.

•	ASU 2011-02 Receivables (Topic 310) A Creditor’s Determination of Whether a Restructuring Is a Troubled Debt Restructuring

This ASU amends Topic 310 to provide additional guidance and clarification to help creditors in determining whether a creditor has granted a concession and whether a debtor is experiencing financial difficulties for purposes of determining whether a restructuring constitutes a troubled debt restructuring.

The amendments in this Update are effective for the first interim or annual period beginning on or after June 15, 2011 and should be applied retrospectively to the beginning of the annual period of adoption. For purposes of measuring impairment of receivables newly considered impaired, an entity should apply the amendments prospectively for the first interim or annual period beginning on or after June 15, 2011. Early adoption is permitted.

The Bank does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.

•	ASU 2011-03 Transfers and Servicing (Topic 860) Reconsideration of Effective Control for Repurchase Agreements

Topic 860, Transfers and Servicing, prescribes when an entity may or may not recognize a sale upon the transfer of financial assets subject to repurchase agreements (repos) and other agreements that both entitle and obligate a transferor to repurchase or redeem financial assets before their maturity. That determination is based, in part, on whether the entity has maintained effective control over the transferred financial assets.

The amendments in this Update remove from the assessment of effective control (1) the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets on substantially the agreed terms, even in the event of default by the transferee, and (2) the collateral maintenance implementation guidance related to that criterion.

The amendments in this Update should be applied prospectively for the first interim or annual period beginning on or after December 15, 2011. Early adoption is not permitted. The Bank does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.

•	ASU 2011-04 Fair Value Measurement (Topic 820) Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs

The amendments in this Update are the result of the work by the FASB and the IASB to develop a consistent definition of fair value and common requirements for measurement of and disclosure about fair value.

Many of the amendments change the wording or clarify some existing fair value requirements but there are also amendments that change some fair value measurement principles and disclosure requirements:

•

The Update prohibits the grouping of financial instruments for purposes of determining their fair values when the unit of account is specified in other guidance. There is an exeption available to an entity when it manages market risks (that is, interest rate risk, currency risk, or other price risk) and/or counterparty credit risk exposures of a group (portfolio) of financial instruments on the basis of the entity’s net exposure, that allows the entity to measure those financial instruments on the basis of the net position for the risk being managed.

•	It prohibits the application of a blockage factor for all fair value measurements.

•

Premiums or discounts related to size as a characteristic of the entity’s holding (that is, a blockage factor) instead of as a characteristic of the asset or liability (for example, a control premium), are not permitted.

•	An entity will have to measure the fair value of its own equity instruments from the perspective of a market participant that holds the instruments as assets.

•	The disclosure requirements have been enhanced,

The amendments in this Update should be applied prospectively during interim and annual periods beginning after December 15, 2011. Early application is not permitted. The Bank does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.

•	ASU 2011-05 Comprehensive Income (Topic 220) Presentation of Comprehensive Income

This ASU amends Topic 220 To increase the prominence of items reported in other comprehensive income and to facilitate convergence of U.S.GAAP and IFRS.

Current U.S. GAAP allows reporting entities three alternatives for presenting other comprehensive income and its components in financial statements. The amendments in this Update eliminate the option to present components of other comprehensive income as part of the statement of changes in stockholders’ equity, so that an entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements (the statement of net income and the statement of other comprehensive income).

The entities will also be required to present on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statement(s) where the components of net income and the components of other comprehensive income are presented.

The amendments should be applied retrospectively for fiscal years, and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted. The Bank does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.

B) MAIN DISCLOSURES REQUIRED BY U.S. ACCOUNTING REGULATIONS FOR BANKS AND ADDITIONAL DISCLOSURES REQUIRED UNDER U.S. GAAP

1. Investment Securities-

The breakdown of the Group’s investment securities portfolio by issuer is as follows:

	As of June 30, 2011				As of December 31, 2010
DEBT SECURITIES	Amortized cost	Fair Value	Unrealized Gains	Unrealized Losses	Amortized cost	Fair Value	Unrealized Gains	Unrealized Losses
	Millions of Euros				Millions of Euros
AVAILABLE FOR SALE PORTFOLIO
Domestic	25,602	24,365	150	(1,387)	21,929	20,566	107	(1,470)

Spanish Government	19,420	18,317	93	(1,196)	16,543	15,337	58	(1,264)
Other debt securities	6,182	6,048	57	(191)	5,386	5,229	49	(206)
Issued by credit institutions	4,853	4,704	29	(178)	4,222	4,090	24	(156)
Issued by other institutions	1,328	1,344	29	(13)	1,164	1,139	25	(50)

International	30,749	30,643	755	(861)	30,109	30,309	1,080	(880)

Mexico -	8,034	8,310	301	(25)	9,653	10,106	470	(17)
Mexican Government and other government agency debt securities	7,102	7,356	278	(24)	8,990	9,417	441	(14)
Other debt securities	932	954	23	(1)	663	689	29	(3)
Issued by credit institutions	754	772	19	(1)	553	579	28	(2)
Issued by other institutions	178	182	4	—	110	110	1	(1)
United States -	6,791	6,777	199	(213)	6,850	6,832	216	(234)
U.S. Treasury and other U.S. Government agencies	713	713	9	(9)	580	578	6	(8)
States and political subdivisions	165	173	8	—	187	193	7	(1)
Other debt securities	5,913	5,891	182	(204)	6,083	6,061	203	(225)
Issued by credit institutions	2,444	2,430	65	(79)	2,981	2,873	83	(191)
Issued by other institutions	3,469	3,461	117	(125)	3,102	3,188	120	(34)
Other countries -	15,924	15,556	255	(623)	13,606	13,371	394	(629)
Securities of other foreign Governments (*)	10,336	10,021	92	(407)	6,743	6,541	169	(371)
Other debt securities	5,588	5,535	163	(216)	6,863	6,830	225	(258)
Issued by Central Banks	881	880	—	(1)	944	945	1	—
Issued by credit institutions	3,310	3,290	140	(160)	4,431	4,420	177	(188)
Issued by other institutions	1,398	1,365	23	(56)	1,488	1,465	47	(70)

TOTAL AVAILABLE FOR SALE PORTFOLIO	56,351	55,008	905	(2,248)	52,038	50,875	1,187	(2,350)

	As of June 30, 2011				As of December 31, 2010
DEBT SECURITIES	Amortized cost	Fair Value	Unrealized Gains	Unrealized Losses	Amortized cost	Fair Value	Unrealized Gains	Unrealized Losses
	Millions of Euros				Millions of Euros
HELD TO MATURITY PORTFOLIO
Domestic	7,419	6,751	1	(669)	7,503	6,771	2	(734)

Spanish Government	6,571	5,964	1	(608)	6,611	5,942	2	(671)
Other debt securities	848	787	—	(61)	892	829	—	(63)
Issued by Central Banks	—	—	—	—	—	—	—	—
Issued by credit institutions	253	241	—	(12)	290	277	—	(13)
Issued by other institutions	595	546	—	(49)	602	552	—	(50)

International	1,915	1,880	9	(44)	2,443	2,418	16	(41)

Securities of other foreign Governments	1,648	1,626	4	(26)	2,181	2,171	10	(20)

Other debt securities. Credit Institutions	267	254	5	(18)	262	247	6	(21)

TOTAL HELD TO MATURITY PORTFOLIO	9,334	8,631	10	(713)	9,946	9,189	18	(775)

TOTAL DEBT SECURITIES	65,685	63,639	915	(2,961)	61,984	60,064	1,205	(3,125)

(*)	Consists mainly of securities held by our subsidiaries issued by the Governments of the countries where they operate.

For credit quality information related with the rating of the debt securities see Note 12 and 14 of the Consolidated Financial Statements.

	As of June 30, 2011				As of December 31, 2010
EQUITY SECURITIES	Amortized cost	Fair Value	Unrealized Gains	Unrealized Losses	Amortized cost	Fair Value	Unrealized Gains	Unrealized Losses
	Millions of Euros				Millions of Euros
AVAILABLE FOR SALE PORTFOLIO
Domestic	3,591	4,695	1,104	—	3,403	4,608	1,212	(7)

Equity listed	3,566	4,670	1,104	—	3,378	4,583	1,212	(7)
Equity Unlisted	25	25	—	—	25	25	—	—

International	857	896	78	(39)	927	973	71	(25)

United States-	504	546	49	(7)	606	662	56	—
Equity listed	74	119	49	(4)	12	13	1	—
Equity Unlisted	430	427	—	(3)	594	649	55	—
Other countries-	353	350	29	(32)	321	311	15	(25)
Equity listed	287	279	24	(32)	258	240	7	(25)
Equity Unlisted	66	71	5	—	63	71	8	—

TOTAL AVAILABLE FOR SALE PORTFOLIO	4,448	5,591	1,182	(39)	4,330	5,581	1,283	(32)

TOTAL EQUITY SECURITIES	4,448	5,591	1,182	(39)	4,330	5,581	1,283	(32)

TOTAL INVESTMENT SECURITIES	70,133	69,230	2,097	(3,000)	66,314	65,645	2,488	(3,157)

The total amount of losses amounted to €5,292 million, €3,776 million and €3,235 million as of June 30, 2011, December 31, 2010 and June 30, 2010, respectively.

	As of June 30, 2011	As of December 31 2010	As of June 30, 2010
	Millions of Euros
Equity securities	(429)	(429)	(298)
Debt securities	(146)	(190)	(187)

(1) Total impairments other-than-temporary (charged to income under both GAAP)	(575)	(619)	(485)

Equity securities	(39)	(32)	(84)
Debt securities	(2,961)	(3,125)	(2,666)

(2) Total temporary unrealized losses	(3,000)	(3,157)	(2,750)

(1)+(2) Total unrecognized losses	(3,575)	(3,776)	(3,235)

As of June 30, 2011, the fair value of the debt securities is below its amortized cost.

As of June 30, 2011 most of our unrealized losses correspond to Spanish Government debt securities (both Available-for-sale and Held-to-maturity securities).

As of June 30, 2011 the total unrealized losses generated 12 months prior to such date were 34.1% of total unrealized losses of debt securities (both Available-for-sale and Held-to-maturity securities). However, we can concluded that they are temporary and no impairment has been estimated following an analysis of these unrealized losses, because: the payment deadlines for interests have been met for all debt securities, there is no evidence that the issuer will not continue meeting the payment terms, the future payments of principal and interest are sufficient to recover the cost of the debt securities and, for Held-to-maturity securities, we have the intent to hold the security until maturity or at least until the fair value of the security recovers to a level that exceeds the security’s amortized cost.

As of June 30, 2011, the unrealized losses that correspond to equity securities have been considered temporary and we have not recognized any other-than-temporary impairment for those investments because the unrealized losses related to them have mainly arisen due to the negative evolution of the markets affected by the economic situation.

An analysis of the carrying amount of investments, exclusive of valuation reserves, by contractual maturity and fair value of the debt securities portfolio is shown below:

	As of June 30, 2011
	Carrying Amount
DEBT SECURITIES	Due in One Year or Less	Due after One Year to Five Years	Due after Five Years to Ten Years	Due after Ten Years	Total
	Millions of Euros
AVAILABLE-FOR-SALE PORTFOLIO (*)
Domestic
Spanish government	1,021	11,786	3,085	2,425	18,317
Other debt securities	2,030	2,381	849	788	6,048

Total Domestic	3,051	14,167	3,934	3,213	24,365

International
Mexico	775	3,399	3,951	185	8,310
Mexican Government and other government agency debt securities	436	3,379	3,541	—	7,356
Other debt securities	339	20	410	185	954
United States	347	460	716	5,254	6,777
U.S. Treasury and other U.S. government agencies	130	10	9	564	713
States and political subdivisions	22	61	75	15	173
Other U.S. securities	195	389	632	4,675	5,891
Other countries	2,956	7,272	3,261	2,067	15,556
Securities of other foreign governments	1,156	5,219	2,642	1,004	10,021
Other debt securities of other countries	1,800	2,053	619	1,063	5,535

Total International	4,078	11,131	7,928	7,506	30,643

TOTAL AVAILABLE-FOR-SALE	7,129	25,298	11,862	10,719	55,008

HELD-TO-MATURITY PORTFOLIO
Domestic
Spanish government	77	1,097	2,085	3,312	6,571
Other debt securities	55	628	165	—	848

Total Domestic	132	1,725	2,250	3,312	7,419

Total International	100	1,324	441	50	1,915

TOTAL HELD-TO-MATURITY	232	3,049	2,691	3,362	9,334

TOTAL DEBT SECURITIES	7,361	28,347	14,553	14,081	64,342

	As of June 30, 2011
	Market Value
DEBT SECURITIES	Due in One Year or Less	Due after One Year to Five Years	Due after Five Years to Ten Years	Due after Ten Years	Total
	Millions of Euros
HELD-TO-MATURITY PORTFOLIO
Domestic
Spanish government	77	1,055	1,909	2,923	5,964
Other debt securities	55	592	140	—	787

Total Domestic	132	1,647	2,049	2,923	6,751

Total International	102	1,292	436	50	1,880

TOTAL HELD-TO-MATURITY	234	2,939	2,485	2,973	8,631

(*)	As we describe in Note 2.2.1 carrying amount and market value are the same for “Trading portfolio” and “Available for sale portfolio”

	December 31, 2010
	Carrying Amount
DEBT SECURITIES	Due in One Year or Less	Due After One Year to Five Years	Due After Five Years to Ten Years	Due After Ten Years	Total
	Millions of Euros
AVAILABLE-FOR-SALE PORTFOLIO (*)
Domestic
Spanish government	982	8,650	3,197	2,507	15,337
Other debt securities	1,303	2,613	438	876	5,229

Total Domestic	2,285	11,263	3,635	3,383	20,566

International
United States-	525	2,971	2,340	995	6,832
U.S. Treasury and other U.S. government agencies	108	195	65	210	578
States and political subdivisions	29	93	59	12	193
Other U.S. securities	389	2,683	2,216	773	6,061
Other countries-	3,075	11,436	3,571	5,395	23,477
Securities of other foreign governments	690	9,156	2,547	3,565	15,958
Other debt securities of other countries	2,385	2,280	1,024	1,830	7,519

Total International	3,601	14,407	5,911	6,390	30,309

TOTAL AVAILABLE-FOR-SALE	5,886	25,670	9,546	9,773	50,875

HELD-TO-MATURITY PORTFOLIO
Domestic
Spanish government	75	98	3,107	3,330	6,610
Other debt securities	38	645	210	—	893

Total Domestic	113	743	3,317	3,330	7,503

Total International	616	1,392	209	226	2,443

TOTAL HELD-TO-MATURITY	729	2,135	3,526	3,556	9,946

TOTAL DEBT SECURITIES	6,615	27,805	13,072	13,329	60,821

	December 31, 2010
	Market Value
	Due in One Year or Less	Due After One Year to Five Years	Due After Five Years to Ten Years	Due After Ten Years	Total
	Millions of Euros
HELD-TO-MATURITY PORTFOLIO
Domestic
Spanish government	76	98	2,859	2,909	5,942
Other debt securities	37	612	180	—	829

Total Domestic	113	710	3,039	2,909	6,771

Total International	617	1,372	202	227	2,418

TOTAL HELD-TO-MATURITY	730	2,082	3,241	3,136	9,189

(*)	As we describe in Note 2.2.1 carrying amount and market value are the same for “Trading portfolio” and “Available for sale portfolio”

Under both EU-IFRS and U.S. GAAP, the methodology used to estimate the fair value of non-traded or unlisted securities is as follows (see Note 2.2.1.b):

•	Debt securities: fair value is considered to be the present value of the cash flows, using market interest rates (discounted cash flows).

•

Equity securities: in the cases of equity instruments whose fair value cannot be determined in a sufficiently objective manner are measured at acquisition cost. In some cases in which trigger events indicate that a specific investment could be impaired, a specific valuation of fair value is used and all available factors are considered by management to determine the fair value under both GAAP.

These methodologies include an evaluation of credit risk, market conditions (volatility, interest rate evolution, macroeconomic variables, etc…) or future expectations.

As of June 30, 2011 and 2010 the net gains from sales of available-for-sale securities amounted to €99 million and €533 million, respectively (see Note 44). As of June 30, 2011 and 2010 the gross realized gains on those sales amounted to €229 million and €607 million, respectively. As of June 30, 2011 and 2010 the gross realized losses on those sales amounted to €130 million (of which €124 million corresponds to debt securities and €6 million corresponds to other equity instruments) and €74 million (of which €63 million corresponds to debt securities and €11 million corresponds to other equity instruments), respectively.

2. Loans and Accounting by Creditors for Impairment of a Loan-

The balance of the recorded investment in impaired loans (substandard loans) and of the related valuation allowance as of June 30, 2011 is as follows:

As of June 30, 2011
Millions of Euros
Impaired loans requiring no reserve	241
Impaired loans requiring valuation allowance	15,274

Total impaired loans	15,515

Valuation allowance on impaired loans	5,356

The roll-forward allowance is shown in Note 7.1 of the Unaudited Interim Consolidated Financial Statements.

The related amount of interest income recognized during the time within that period that the loans were impaired was:

As of June 30, 2011
Millions of Euros
Interest revenue that would have been recorded if accruing	1,766
Net interest revenue recorded	98

3. Investments in and Indebtedness of and to Affiliates-

For aggregated summarized financial information with respect to significant affiliated companies for the six months ended June 30, 2011 see Note 17 and Appendix IV for detailed information of investments in associates.

4. Deposits-

The breakdowns of deposits from credit entities and customers by domicile and type are included in Note 23 of the accompanying Unaudited Interim Consolidated Financial Statements.

5. Short-Term Borrowings-

The information about “Short-Term borrowings” required under S-X Regulations is as follows:

	As of June 30, 2011
	Amount	Average rate
	Millions of euro, except percentages
Securities sold under agreements to repurchase (principally Spanish Treasury bills):
As of June 30	52,194	2.10%
Average during year	47,626	2.03%
Maximum quarter-end balance	52,194	—
Bank promissory notes:
As of June 30	12,020	1.21%
Average during year	13,816	1.18%
Maximum quarter-end balance	14,262	—
Bonds and Subordinated debt :
As of June 30	12,359	3.61%
Average during year	10,629	3.11%
Maximum quarter-end balance	12,359	—

Total short-term borrowings as of June 30, 2011	76,573	2.20%

	As of December 31, 2010
	Amount	Average rate
	Millions of euro, except percentages
Securities sold under agreements to repurchase (principally Spanish Treasury bills):
As of December 31	39,587	2.03%
Average during year	31,056	2.17%
Maximum quarter-end balance	39,587	—
Bank promissory notes:
As of December 31	13,215	0.91%
Average during year	24,405	0.55%
Maximum quarter-end balance	28,937	—
Bonds and Subordinated debt :
As of December 31	11,041	2.57%
Average during year	10,825	3.20%
Maximum quarter-end balance	13,184	—

Total short-term borrowings as of December 31, 2010	63,844	1.89%

As of June 30, 2011, December 31, 2010, and June 30, 2010 short-term borrowings include €30,681 million €16,396 million and €22,408 million, respectively, of securities sold under agreements to repurchase from Bank of Spain and other Spanish and foreign financial institutions.

6. Long Term Debt-

See Note 23 of the Unaudited Interim Consolidated Financial Statements.

7. Derivative Financial Instruments and Hedging Activities-

The breakdown of the Derivative Financial Instruments is shown in Notes 10 and 15 of the Unaudited Interim Consolidated Financial Statements.

7.1. Objectives for the holding of positions in derivatives and strategies for the achievement of these objectives

See Note 15 of the Unaudited Interim Consolidated Financial Statements.

7.1.1. Risk Management Policies

See Note 7 of the Unaudited Interim Consolidated Financial Statements.

7.1.2. Transactions whose risks are hedged for U.S. GAAP purposes

U.S. GAAP ASC 815 is more restrictive than IAS 39, Financial Instruments: recognition and measurement, on the types of risks that may be hedged and therefore certain hedging relationships have been discontinued under U.S. GAAP.

Paragraph 21.f. of ASC 815 defines the risks that may be hedged as only one of (or a combination of) the following:

(a) the risk of changes in the overall fair value of the entire hedged item,

(b) the risk of changes in its fair value attributed to changes in the designated benchmark interest rate (referred to as interest rate risk),

(c) the risk of changes in its fair value attributed to changes in the related foreign currency exchange rates (referred to as foreign exchange risk) and

(d) the risk of changes in its fair value attributed to both changes in the obligor’s creditworthiness and changes in the spread over the benchmark interest rate with respect to the hedged item’s credit sector at inception of the hedge (referred to as credit risk).

The same paragraph states that an entity may not simply designate prepayment risk as the risk being hedged for a financial asset unless it is represented by an embedded option in the hedged instrument.

Transactions whose risks are hedged for U.S. GAAP purposes are:

1.	Available for sale fixed rate debt securities: this risk is hedged using interest-rate derivatives (interest-rate swaps through which the fixed-coupon of the bond is exchanged for a variable return).

2.	Long term fixed rate debt issued: this risk is hedged using interest-rate derivatives (interest-rate swaps which replicate, on the collection leg, the payment resulting from the issue and transform it into a variable cost for the Bank).

3.	Foreign currency of a net investment in a foreign subsidiary: the risk of a net investment in a foreign operation is exchanged for the currency in which the investment is denominated.

4.	Available for sale equity securities: this risk is hedged using equity swaps through which the risk of variation in the price per books of the portfolio is transferred to the counterparty.

5.	Fixed rate loans: this risk is hedged using interest-rate derivatives (interest-rate swaps through which the fixed-coupon of the loans is exchanged for a variable return).

6.	Floating interest rate loans in foreign currencies: this risk is hedged using currency swaps.

7.2. Accounting for Derivative Instruments and Hedging Activities

Under ASC 815 the accounting for changes in fair value of a derivative instrument depends on its intended use and the resulting designation.

If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and the hedged item attributed to the hedged risk are recognized in earnings.

If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in Other Comprehensive Income and are recognized in the income statement when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings.

The gain or loss on a hedging derivative instrument that is designated as, and is effective as, an economic hedge of the net investment in a foreign operation is reported in the same way as a translation adjustment to the extent it is effective as a hedge. The ineffective portion of net investment hedges is reported in earnings.

Hedging transactions must be formally documented, designated and the company must describe the way the effectiveness is going to be assessed.

On the other hand when the derivative is designated as a trading transaction the changes in the fair value must be recognized in earnings.

7.3. Additional disclosures required by U.S. GAAP: Fair Value Methods

The methods used by the Group in estimating the fair value of its derivative instruments are as follows:

•	Forward purchases/sales of foreign currency

Estimated fair value of these financial instruments is based on active market prices.

•	Forward purchases/sales of government debt securities

Estimated fair value of these financial instruments is based on active market prices, since they are mostly traded in organised markets.

•	Options and financial futures

Derivatives traded in organised markets are valued based on quoted market prices.For options and futures traded in OTC markets, the fair value is estimated based on theoretical year-end closing prices. These year-end closing prices are calculated according to generally accepted models estimating the amounts the Group would receive or pay based upon the yield curve/ volatilities prevailing at year-end or prices.

•	Forward rate agreements and interest rate swaps

Fair values of these contracts are estimated based on the discounted future cash flows related to the interest rates to be collected or paid, using for this purpose the yield curve prevailing at year-end.

8. Pension liabilities-

See Notes 2.2.12 and 26 of the Unaudited Interim Consolidated Financial Statements for a detail of the pension commitments under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004.

9. Employers’ Disclosures about Postretirement Benefit Plan Assets (ASC 715-20)-

Employee benefits corporate policies are defined by BBVA Group as part of the coordination framework established between the headquarters and each of the countries in which it operates.

In order to manage the assets related to defined benefit plans, BBVA Group has set the corresponding corporate investment policy. The investment policy currently in force is designed according to the criteria of prudence and aimed to minimize the financial risks in plan assets.

The main principles of this policy are summarized below:

•	Fixed income as the only category of allowed assets. Preference for government bonds.

•	No currency risk allowed in asset allocation

•	Requirement of specific levels of liquidity in order to meet the expected cash flow liabilities.

•	Systematized controls in duration, limiting the asset-liabilities duration gaps.

•	Standardized limitation in inflation risk.

Local adaptation of the corporate investment policy is taking place gradually along the countries in which the Group operates, taking into account the particularities of each market. This implies the need for unifying the diversity of the local investment policies previously in force, considering the specific local legislations and regulations -especially with regards to investment decision making processes–.

On average, as of June 30, 2011 the degree of local implementation of the current investment policy for plan assets is, in its most significant aspects, well advanced with nearly 97% of assets invested in fixed income (mostly government bonds) and around 2% in equity and 1% in other assets. In addition, no significant concentrations of risks within plan assets have been identified as of June 30, 2011 and investments of the plans are deemed to be sufficiently diversified.

Measurement of plan assets is set using market quoted prices as the underlying assets are market quoted and priced instruments.

10. Disclosures about Fair Value of Financial Instruments (ASC 825-10)-

See Note 8 of the Unaudited Interim Consolidated Financial Statements for disclosures about Fair Value of Financial Instruments, as required by ASC 825-10.

11. Segment Information-

See Note 6 of the Unaudited Interim Consolidated Financial Statements, for a detail of the segment information under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004.

12. “Unrecognized Tax Benefits” (ASC 605-15)-

At June 30, 2011 and December 31, 2010, the Group´s unrecognized tax benefits, including related interest expense and penalties was 1.085 million and 1.091 million, respectively, of which 684 million, if recognized, would reduce the annual effective tax rate. As the Group is presently under audit by number of tax authorities, it is reasonably possible that unrecognized tax benefits could change significantly over the next 12 months. The Group does not expect that any such changes would have a material impact on its annual effective tax rate.

Due to the inherent complexities arising from the nature of the Group´s businesses, and from conducting business are being taxed in a substantial number of jurisdictions, significant judgements and estimates are required to be made. Agreement of tax liabilities between BBVA and the many tax jurisdictions in which Group files tax returns may not be finalized for several years. Thus, the Group´s final tax-related assets and liabilities may ultimately be different than those currently reported.

The following is a roll-forward of the Company´s FIN 48 unrecognized tax benefits from December 31, 2009 to June 30, 2011.

Millions of Euros
Total unrecognized tax benefits as of December 31, 2009	1,052

Net amount of increases for current year’s tax positions	7
Gross amount of increases for prior years’ tax positions	77
Gross amount of decreases for prior years´ tax positions	(7)
Foreign exchange, acquisitions and others	(38)

Total unrecognized tax benefits as of December 31, 2010	1.091

Net amount of increases for current year’s tax positions	—
Gross amount of increases for prior years’ tax positions	38
Gross amount of decreases for prior years´ tax positions	(5)
Foreign exchange, acquisitions and others	(39)

Total unrecognized tax benefits as of June 30, 2011	1.085

The Group classifies interest as interest expense but penalties are classified as tax expense. During the year 2011, the Group recognized approximately 14 million in interest and penalties. The Group had approximately 347 million for the payment of interest and penalties accrued at June 30, 2011.

The following are the major tax jurisdictions in which the Company and its affiliates operate and the earliest tax year subject to examination:

Jurisdiction	Tax year
Spain	2004-2010
United States	2005-2010
Puerto Rico	2007-2010
Peru	2006-2011
Colombia	2006-2010
Argentina	2006-2011
Venezuela	2007-2010
Mexico	2005-2010

13. Disclosures about Derivative Instruments and Hedging Activities (ASC 815-10-50 – Derivatives and Hedging) -

In March 2008 the FASB issued FASB Statement No. 161 (ASC 815-10-50), Disclosures about Derivative Instruments and Hedging Activities. The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008.

See Note 10, 15, 39 and 44 of the Unaudited Interim Consolidated Financial Statements for disclosures about derivative instruments and hedging activities, as required by ASC 815-10-5.

14. Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses (ASC 310) -

In 2010 the FASB amends ASC 310 to enhance disclosures about the credit quality of financing receivables and the allowance for credit losses.

See Note 7 and 13 of the Unaudited Interim Consolidated Financial Statements for the significant disclosures about credit quality of financing receivables and the allowance for credit losses.

15. Financial Statements of Issuers of Guaranteed Securities

In connection with Rule 3-10 (Financial Statements of Guarantors and Issuers of Guaranteed Securities Registered or Being Registered) of Regulation S-X:

•

BBVA International Preferred, S.A. (Unipersonal) — an issuer of registered preferred securities guaranteed by the Bank — does not file the financial statements required for a registrant by Regulation S-X as it is a 100% owned finance subsidiary of the Bank and the Bank fully and unconditionally guarantees its preferred securities (Serie “C” is listed in the United States). No other subsidiary of the Bank guarantees such securities.

•

BBVA U.S Senior S.A. (Unipersonal), BBVA Global Finance, Ltd and BBVA Subordinated Capital, S.A. (Unipersonal) do not file the financial statements required for a registrant by Regulation S-X as these companies are 100% owned finance subsidiaries of the Bank and the Bank will fully and unconditionally guarantee any future securities issued by any of such companies. No other subsidiary of the Bank will guarantee any such securities.

We are not aware of any legal or economic restrictions on the ability of these subsidiaries to transfer funds to the Bank in the form of cash dividends, loans or advances, capital repatriation or otherwise. There is no assurance that in the future such restrictions will not be adopted.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: October 14, 2011	By:	/s/ Eduardo Ávila Zaragoza
	Name:	Eduardo Ávila Zaragoza
	Title:	Chief Accounting Officer